As submitted confidentially to the Securities and Exchange Commission on May 2, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN

REAL ESTATE COMPANIES

Inland Private Capital Alternative Assets Fund, LLC

(Exact Name of Registrant as Specified in Governing Instruments)

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

IPC Alternative Real Estate Advisor, LLC

Robert H. Baum

Kristin A. Orlando

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Robert H. Bergdolt

Christopher R. Stambaugh

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2002

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note:

Prior to the commencement of this offering, the Registrant will convert to a Maryland corporation, amend its corporate governance documents and change its name to IPC Alternative Real Estate Income Trust, Inc. Other than with respect to the financial statements and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein, and except as the context otherwise requires, the draft prospectus included with this Form S-11 assumes these changes have already occurred.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission and various states is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED MAY 2, 2023

IPC Alternative Real Estate Income Trust, Inc.

Maximum Offering of $1,250,000,000—Minimum Offering of $2,500,000

IPC Alternative Real Estate Income Trust, Inc. is a recently organized corporation that intends to invest primarily in quality commercial real estate in the United States. We are externally managed by our advisor, IPC Alternative Real Estate Advisor, LLC (the “Advisor”). Our Advisor is an affiliate of Inland Real Estate Investment Corporation (“IREIC”), a leading sponsor of public and private real estate securities. We expect to use substantially all of the net proceeds from this offering to acquire a diversified portfolio of stabilized, income-generating commercial real estate across alternative property types, with a non-exclusive focus on self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities including but not limited to assisted care and memory care facilities. We may also invest in value-add or other development projects in these asset classes, potentially through a variety of ownership structures including but not limited to direct ownership, joint ventures, co-investment opportunities, preferred equity positions and others. We intend to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We have not yet identified any investments to make through our operating partnership with the proceeds of this offering and are considered a blind pool.

We are offering on a continuous basis up to $1,250,000,000 in shares of common stock, consisting of up to $1,000,000,000 in shares in our primary offering and up to $250,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of four classes of shares of our common stock, Class T shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different upfront selling commissions and dealer manager fees, and different ongoing distribution fees. The minimum initial investment to acquire Class T, Class S or Class D shares is $2,500. Unless waived by the Dealer Manager (as defined herein), the minimum initial investment to acquire Class I shares is $1,000,000. The purchase price per share for each class of common stock will vary and will generally equal our prior month’s net asset value (“NAV”) per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. This is a “best efforts” offering, which means that the dealer manager for this offering will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.

We will accept purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $2,500,000, including shares purchased by our Advisor, its affiliates and our directors and officers, in any combination of purchases of Class T shares, Class S shares, Class D shares and Class I shares and our board of directors has authorized the release to us of funds in the escrow account. Once authorized for release, escrowed funds will be used to purchase shares at the then-current transaction price. See “Plan of Distribution—Special Notice to Pennsylvania Investors” for a discussion of the special escrow arrangement for Pennsylvania investors.

This investment involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. See “Risk Factors” beginning on page 26 for risks to consider before buying our shares, including:

•	We have a limited operating history, and there is no assurance that we will achieve our investment objectives.

•	This is a “blind pool” offering, and thus you will not have the opportunity to evaluate our investments to be made through our operating partnership with the proceeds before we make them.

•	There is no public trading market for our common stock, and repurchase of shares by us will likely be the only way to dispose of your shares. We are not obligated to repurchase any shares under our share repurchase plan or to provide any other kind of liquidity. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

•	We cannot guarantee that we will make distributions. If we do, we may fund such distributions from sources other than cash flow from operations, including the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

•	The purchase and repurchase price for shares of our common stock will generally be based on our prior month’s NAV and will not be based on any public trading market. Although there will be independent annual appraisals of our properties, the appraisal of properties is inherently subjective, and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

•	We have no employees and are dependent on our Advisor to conduct our operations. Our Advisor will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and Inland Programs (as defined herein), the allocation of time of its investment professionals and the substantial fees that we will pay to our Advisor.

•	This is a “best efforts” offering. If we are not able to raise a substantial amount of capital in the near term, our ability to achieve our investment objectives could be adversely affected.

•	There are limits on the ownership and transferability of our shares. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

•	If we fail to qualify as a REIT and no relief provisions apply, we will be subject to tax as a regular corporation and could face a substantial tax liability. Further, our NAV and cash available for distribution to our stockholders could materially decrease.

Neither the U.S. Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards, including the “Regulation Best Interest” standard, to any or all purchasers.

The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our common stock is prohibited. No one is authorized to make any statements about this offering inconsistent with those that appear in this prospectus.

	Price to the Public(1)	Upfront Selling Commissions(2)	Dealer Manager Fees(2)	Proceeds to Us, Before Expenses(3)
Maximum Primary Offering(4)	$1,000,000,000	$19,395,064	$1,207,729	$979,397,206
Class T Shares, per Share	$25.875	$0.750	$0.125	$25.000
Class S Shares, per Share	$25.875	$0.875	$—	$25.000
Class D Shares, per Share	$25.375	$0.375	—	$25.000
Class I Shares, per Share	$25.000	—	—	$25.000
Minimum Primary Offering	$2,500,000	$48,488	$3,125	$2,448,387
Maximum Distribution Reinvestment Plan	$250,000,000	—	—	$250,000,000

(1)

The price per share shown for each of our classes of shares is the [•] 1, 2023 transaction price, which is equal to such class’s NAV as of [•], 2023, plus applicable upfront selling commissions and dealer manager fees. Shares of each class will be issued on a monthly basis at a price per share generally equal to the prior month’s NAV per share for such class (which will be our most recently disclosed NAV per share at such time), plus applicable upfront selling commissions and dealer manager fees. The transaction price is the then-current offering price per share before applicable selling commissions and dealer manager fees and is generally the prior month’s NAV per share for such class.

(2)

The table assumes that $1,000,000,000 of shares are sold in the primary offering, with 25% of the primary offering proceeds from the sale of each of our Class T shares, Class S shares, Class D shares and Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption. For Class T shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price; however, such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class S shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.5% of the transaction price. For Class D shares sold in the primary offering, investors may pay upfront selling commissions of up to 1.5% of the transaction price. We will also pay on a monthly basis the following selling commissions over time as distribution fees to the dealer manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class T shares only, a representative distribution fee of 0.65% per annum and a dealer distribution fee of 0.20% per annum of the aggregate NAV for the Class T shares; however, with respect to Class T shares sold through certain participating broker-dealers, the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares; (b) for Class S shares only, a distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares; and (c) for Class D shares only, a distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares. No distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for distribution fees depends on the average length of time for which the shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain other items of underwriting compensation and other organization and offering expenses, subject to FINRA limitations on underwriting compensation. See “Plan of Distribution,” “Estimated Use of Proceeds” and “Compensation.”

(3)	Proceeds are calculated before deducting distribution fees and other organization and offering expenses payable by us, which are paid over time.
(4)	We reserve the right to reallocate shares of common stock between our distribution reinvestment plan and our primary offering.

The date of this prospectus is [•], 2023

SUITABILITY STANDARDS

Shares of our common stock are suitable only as a long-term investment for persons of adequate financial means who do not need near-term liquidity from their investment. We do not expect there to be a public market for our shares and thus it may be difficult for you to sell your shares. On a limited basis, you may be able to have your shares repurchased through our share repurchase plan, although we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. You should not buy shares of our common stock if you need to sell them in the near future. The minimum initial investment in shares of our common stock that we will accept for shares of our Class T, Class S or Class D common stock is $2,500. The minimum initial investment in shares of our common stock that we will accept for shares of our Class I common stock is $1,000,000, unless waived by the dealer manager.

In consideration of these factors, we require that a purchaser of shares of our common stock have either:

•	a net worth of at least $250,000; or

•	a gross annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining whether you satisfy the standards above, your net worth is calculated excluding the value of your home, home furnishings and automobiles. For the purposes of these suitability standards, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Certain states have established suitability standards in addition to the minimum income and net worth standards described above. Shares will be sold to investors in these states only if they meet the additional suitability standards set forth below. Certain broker-dealers selling shares in this offering may impose greater suitability standards than the minimum income and net worth standards described above and the state-specific suitability standards described below.

Alabama Investors. Purchasers residing in Alabama may not invest more than 10% of their liquid net worth in us and our affiliates. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Idaho Investors. Purchasers residing in Idaho must have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Iowa Investors. Purchasers residing in Iowa must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, the aggregate investment in this offering and in the securities of other public, non-listed REITs may not exceed 10% of their liquid net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Kansas Investors. It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in us and other non-traded real estate investment trusts to not more than 10% of their liquid net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Kentucky Investors. Purchasers residing in Kentucky may not invest more than 10% of their liquid net worth in our shares or in any shares of our affiliated public, non-listed REITs. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Maine Investors. The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and other similar direct participation investments not exceed 10% of the investor’s liquid net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

i

Massachusetts Investors. Purchasers residing in Massachusetts must limit their aggregate investment in us and other illiquid direct participation programs to not more than 10% of their liquid net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Missouri Investors. Purchasers residing in Missouri must limit their investment in us to 10% of their liquid net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Nebraska Investors. Purchasers residing in Nebraska who do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, must limit their aggregate investment in this offering and in the securities of other public, non-listed direct participation programs to 10% of such investor’s net worth.

New Jersey Investors. Purchasers residing in New Jersey are required to have (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000; or (b) a minimum liquid net worth of $350,000. In addition, the total investment in us, our affiliates and other public, non-listed direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of an investor’s liquid net worth. For purposes of New Jersey’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

New Mexico Investors. Purchasers residing in New Mexico may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other public, non-listed real estate investment trusts. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

North Dakota Investors. Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Ohio Investors. Purchasers residing in Ohio may not invest more than 10% of their liquid net worth in us, our affiliates and other public, non-listed real estate investment trusts. For purposes of Ohio’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Oregon Investors. Purchasers residing in Oregon may not invest more than 10% of their net worth in this offering. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Pennsylvania Investors. Purchasers residing in Pennsylvania may not invest more than 10% of their net worth in us. The offer and sale of our common stock to persons in the Commonwealth of Pennsylvania is governed by Pennsylvania law. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit. In addition, because the minimum offering amount is less than $125,000,000, you are cautioned to carefully evaluate our ability to fully accomplish our stated objectives, and to inquire as to the current dollar value of our subscriptions. Further, subscriptions from Pennsylvania residents will not be released from escrow until (i) we have received, prior to the termination of our primary offering, purchase orders from all sources for at least $62,500,000 (including subscription orders by residents of other jurisdictions and by Inland, its affiliates and our directors and officers) of shares of our common stock in any combination of purchases of Class T shares, Class S shares, Class D shares and Class I shares and/or (ii) we obtain, prior to the termination of our primary offering, $62,500,000 in assets. Please refer to the “Prospectus Summary—At what point will the initial proceeds of this offering be released from escrow?” and See “Plan of Distribution—Special Notice to Pennsylvania Investors” for a discussion of the special escrow arrangement for Pennsylvania investors.

Puerto Rico Investors. Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates, and in other public, non-listed REITs. For purposes of Puerto Rico’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Tennessee Investors. Purchasers residing in Tennessee who are not “accredited investors” as defined in 17 C.F.R. § 230.501 may not invest more than 10% of their net worth in us. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Vermont Investors. Purchasers residing in Vermont who are not “accredited investors” as defined in 17 C.F.R. § 230.501 may not purchase an amount of shares in this offering that exceeds 10% of the investors’ liquid net worth. Vermont residents who are “accredited investors” as defined in 17 C.F.R. § 230.501 are not subject to the limitation described in this paragraph. For purposes of Vermont’s suitability standard, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.

The U.S. Securities and Exchange Commission (the “SEC”) adopted Regulation Best Interest, which establishes a standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family or household purposes. When making such a recommendation, a broker-dealer and its associated persons must act in such customer’s best interest at the time the recommendation is made, without placing their financial or other interest ahead of the retail customer’s interests, and should consider reasonable alternatives in determining whether the broker-dealer and its associated persons have a reasonable basis for making the recommendation. Broker-dealers are under a duty of care to evaluate other alternatives in the purchaser’s best interest and other alternatives are likely to exist. For example, investments in listed entities may be reasonable alternatives to an investment in us, and may feature characteristics like lower costs, less complexity, and lesser or different risks; transactions for listed securities involve nominal or no commissions at the time of initial purchase. This standard is different than the quantitative suitability standards we require for an investment in our shares and enhances the broker-dealer standard of conduct beyond previously existing suitability obligations. Under Regulation Best Interest, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers and their salespersons. The impact of Regulation Best Interest cannot be determined at this time as Regulation Best Interest became effective June 30, 2020 and little administrative case law exists under Regulation Best Interest as of the date of this prospectus. The full scope of its applicability is uncertain.

Under SEC rules, the broker-dealer must meet four component obligations:

•

Disclosure Obligation: The broker-dealer must provide certain required disclosures before or at the time of the recommendation about the recommendation and the relationship between the broker-dealer and its retail customer. The disclosure includes a customer relationship summary on Form CRS. The broker-dealer’s disclosures are separate from the disclosures we provide to investors in this prospectus.

•	Care Obligation: The broker-dealer must exercise reasonable diligence, care and skill in making the recommendation.

•	Conflict of Interest Obligation: The broker-dealer must establish, maintain and enforce written policies and procedures reasonably designed to address conflicts of interest.

•	Compliance Obligation: The broker-dealer must establish, maintain and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest.

Our sponsor and each person selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each investor. In making this determination, our sponsor and the dealer manager will rely upon information provided by the investor to the participating broker-dealer as well as the suitability assessment made by each participating broker-dealer. Before you purchase shares of our common stock, your participating broker-dealer, authorized representative or other person placing shares on your behalf will rely on relevant information provided by you to determine that you:

•	meet the minimum income and net worth standards established in your state;

•	are in a financial position appropriate to enable you to realize the potential benefits described in the prospectus; and

•	are able to bear the economic risk of the investment based on your overall financial situation.

Participating broker-dealers are required to maintain for six years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a stockholder.

By signing the subscription agreement required for purchases of our common stock, you represent and warrant to us that you have received a copy of this prospectus and that you meet the net worth and annual gross income requirements described above. By making these representations, you do not waive any rights that you may have under federal or state securities laws.

ABOUT THIS PROSPECTUS

Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

The words “we,” “us,” “our” and the “Company” refer to IPC Alternative Real Estate Income Trust, Inc., a Maryland corporation, and the term “Operating Partnership” refers to IPC Alternative Real Estate Operating Partnership, LP, a Delaware limited partnership of which we are the general partner (originally formed under the name “IPC Alternative Assets Operating Partnership, LP”), together with its consolidated subsidiaries, in each case unless the context requires otherwise.

IREIC is part of The Inland Real Estate Group of Companies, Inc., which is comprised of independent legal entities that are either subsidiaries of the same entity, affiliates of each other, share some common ownership or have been sponsored and managed by such entities or subsidiaries thereof, including IREIC, some or all of which are sometimes referred to herein as “Inland.” Unless otherwise noted, numerical information relating to IREIC or The Inland Real Estate Group of Companies (together with its affiliates, “Inland”) is approximate, and is as of December 31, 2022.

Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

Clarity of the text in this prospectus may be affected by the size of the screen on which it is displayed.

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PROSPECTUS SUMMARY

This prospectus summary highlights all material information contained elsewhere in this prospectus. However, this is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is IPC Alternative Real Estate Income Trust, Inc.?

A:

We are a recently organized Maryland corporation that intends to invest in a diversified portfolio of stabilized, income-generating commercial real estate across alternative property types, with a non-exclusive focus on self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities including but not limited to assisted care and memory care facilities. Medical and healthcare-related assets may include medical office buildings, ambulatory surgery centers and life science and laboratory facilities. We may also invest in value-add or other development projects in these asset classes, potentially through a variety of ownership structures including but not limited to direct ownership, joint ventures, co-investment opportunities, preferred equity positions and others.

We were originally formed on June 17, 2021 as a Delaware limited liability company named “Inland Private Capital Alternative Assets Fund, LLC.” As of the date of this prospectus we have not invested any capital in the Operating Partnership and therefore do not own an interest in its underlying properties. As we raise proceeds in this offering, we will contribute capital to the Operating Partnership in exchange for an economic interest such that we expect to eventually consolidate the Operating Partnership. Our Operating Partnership acquired a portfolio of 30 medical office properties on September 2, 2021 through a “roll-up” transaction with eight separate programs sponsored by an affiliate of our sponsor. In exchange for the properties, our Operating Partnership issued 373,032.89 limited partnership units (referred to as “Operating Partnership units” or “OP Units”) to the Delaware statutory trusts that owned the properties, which were subsequently distributed to the investors in those trusts. On December 1, 2022, our Operating Partnership acquired a student housing property from an investment program sponsored by an affiliate of our sponsor. On [•], we converted to a Maryland corporation named IPC Alternative Real Estate Income Trust, Inc.

Our principal executive offices are located at 2901 Butterfield Road, Oak Brook, Illinois 60523 and the telephone number of our principal executive offices is (630) 218-8000. We are externally managed by our Advisor, IPC Alternative Real Estate Advisor, LLC, a Delaware limited liability company. Our Advisor is an affiliate of IREIC, our sponsor.

Q:	What is Inland?

A:

Together with its affiliates, Inland is a fully-integrated group of legally and financially separate companies that is involved in every aspect of real estate, including property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. Since its founding in 1968, Inland has sponsored 823 programs and raised more than $29 billion in capital from more than 490,000 investors. IREIC, our sponsor, is a member company of Inland.

Pursuant to the advisory agreement between us and our Advisor (the “Advisory Agreement”), our Advisor is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. Our Advisor will also oversee our other service providers. See “Management—Our Advisor and Inland” and “Management—The Advisory Agreement.”

We also may rely on Inland Commercial Real Estate Services LLC, a Delaware limited liability company and an affiliate of our sponsor (the “Property Manager”), to perform property management, construction management and leasing services for the properties we acquire. The Property Manager manages our Operating Partnership’s current portfolio of properties, with the exception of one medical office property located in Greendale, Indiana and our Operating Partnership’s student housing property, each of which is managed by a third-party manager. We also may enter into property management agreements with third-party managers and/or operators who have expertise in certain sectors. We will enter into property management agreements with the Property Manager, or a third party manager, for the management, operation and maintenance of each property that we own.

Q:	What potential competitive strengths do you achieve through your relationship with Inland?

A:	We believe our relationship with Inland provides us with many benefits, including:

•

Inland’s Sponsorship Experience—Inland has more than 50 years of experience in acquiring and managing real estate assets. As of December 31, 2022, Inland had sponsored 823 real estate investment programs, including 814 private and public limited partnerships, limited liability companies and Delaware statutory trusts and nine non-listed REITs.

•

Experienced Acquisition Team – Inland Real Estate Acquisitions, Inc., or “IREA,” and other affiliates of IREIC will assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since its inception, IREA has facilitated more than $54 billion of purchases including self-storage properties, student housing properties, senior living facilities and medical office buildings.

•

Inland’s Management Team—Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate. As of December 31, 2022, Inland entities cumulatively owned properties located in 44 states and managed assets with a value of approximately $15 billion.

•

Experienced Acquirer and Manager of Alternative Real Estate Assets – Inland, primarily through the DST and private investment programs sponsored by Inland Private Capital Corporation (“IPC”), a subsidiary of our sponsor, has significant experience in acquiring, owning and operating alternative real estate assets. Specifically, as of December 31, 2022, IPC-sponsored programs had acquired healthcare properties with a total purchase price of over $660.1 million, student housing properties with a total purchase price of $892.3 million, self-storage properties with a total purchase price of approximately $1.7 billion and senior living properties with a total purchase price of over $226.2 million.

•

Strong Industry Relationships –We believe that Inland’s extensive network of relationships with the real estate brokerage, development and operating partners enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In particular, we believe that Inland’s strong relationships with third party operators of alternative property types, including in the storage, student housing, and senior living asset classes, will aid in attracting and retaining tenants.

•

Inland’s Centralized Resources—Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

For more information regarding our Advisor and Inland’s investment management business, see “Management—Our Advisor and Inland” and “Investment Objectives and Strategies—Potential Competitive Strengths.”

Q:	What are your investment objectives?

A:	Our investment objectives are to invest in assets that will enable us to:

•	provide attractive current income in the form of regular, stable cash distributions;

•	preserve and protect invested capital;

•	realize appreciation in NAV from proactive investment management and asset management; and

•

provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than listed public real estate companies.

We cannot assure you that we will achieve our investment objectives. In particular, we note that the NAV of non-traded REITs may be subject to volatility related to the values of their underlying assets. See the “Risk Factors” section of this prospectus.

Q:	What is your investment strategy?

A:

Our investment strategy is to acquire primarily stabilized, income-generating commercial real estate across alternative property types in the United States. We may also to a lesser extent invest in real estate debt and real estate-related securities to provide current income and a source of liquidity for our share repurchase plan, cash management and other purposes. We seek to create and maintain a portfolio of commercial real estate investments that generate stable income to enable us to pay attractive and stable cash distributions to our stockholders.

Our investments in primarily stabilized, income-generating U.S. commercial real estate focus on a range of asset types. These may include self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities. As of the date of this prospectus, our Operating Partnership’s real estate portfolio consists primarily of medical office and healthcare-related properties and one student housing property. For a description of our Operating Partnership’s investments as of December 31, 2022, see “Formation Transactions and Investment Portfolio—Real Estate Portfolio.”

We currently have no intention to make or acquire any investments outside the United States and may do so in the future only to the extent that any international investment is consistent with our overall investment strategy and specifically approved by our board of directors.

Q:	What types of properties do you intend to acquire?

A:

Our property investments will consist primarily of stabilized, income-generating commercial real estate across alternative property types, with a non-exclusive focus on self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities including but not limited to assisted care and memory care facilities. Medical and healthcare-related assets may include medical office buildings, ambulatory surgery centers and life science and laboratory facilities. We may also invest in value-add or other development projects in these asset classes, potentially through a variety of ownership structures including but not limited to direct ownership, joint ventures, co-investment opportunities, preferred equity positions and others.

Q:	What is a real estate investment trust, or REIT?

A:	We intend to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2024. In general, a REIT is a company that:

•	combines the capital of many investors to acquire or provide financing for real estate assets;

•	offers the benefits of a real estate portfolio under professional management;

•

satisfies the various requirements of the Internal Revenue Code of 1986, as amended (the “Code”), including a requirement to distribute to stockholders at least 90% of its REIT taxable income each year; and

•

is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its stockholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a “C” corporation.

Q:	What is a non-listed, perpetual-life REIT?

A:

A non-listed REIT is a REIT whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life REIT” to describe an investment vehicle of indefinite duration, whose shares of common stock are intended to be sold by the REIT monthly on a continuous basis at a price generally equal to the REIT’s prior month’s NAV per share. In our perpetual-life structure, the investor may request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. Although we may consider a liquidity event at any time in the future, we are not obligated by our charter or otherwise to effect a liquidity event at any time.

Q:	How will you identify investments and make decisions on whether to acquire properties?

A:	Our Advisor will have the authority to implement our investment strategy, subject to the oversight of our board of directors.

Our Advisor will work with our sponsor and IREA to identify potential investments and will evaluate all elements of a proposed investment, including: geographic location; condition and use of the assets; historical performance; current and projected cash flow; potential for capital appreciation; potential for economic growth in the area where the assets are located; presence of existing and potential competition; prospects for liquidity through sale, financing or refinancing; and tax considerations. Because the factors considered, including the specific weight we place on each factor, may vary for each potential investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

In addition, Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. The investment committee consists of members of senior management from various areas of the organization including property management, asset management, underwriting, finance, and legal. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Inland Programs, as well as the factors described in the preceding paragraph. Our Advisor does not recommend any investments for us unless the investment is approved for consideration by Inland’s investment committee.

The primary sources of proposed real estate investments will include the following:

•

Delaware statutory trusts, or “DSTs,” or other private investment programs sponsored by IPC, an affiliate of our sponsor that was formed to provide replacement properties for investors wishing to complete a tax-deferred exchange under Section 1031 of the Code, as well as investors seeking a quality, multiple-owner real estate investment. These investments are expected to take the form of a transaction structured as a tax-deferred contribution of the property owned by the DST or other IPC-sponsored investment program to our Operating Partnership in exchange for OP Units under Section 721 of the Code;

•	major corporations, real estate owners, developers and real estate operators with which Inland has worked in the past and that wish to divest assets or partner with Inland;

•	real estate brokers;

•	investment/commercial banks and other lenders; and

•	open market and off-market transactions.

In the early stages of our capital raise pursuant to this offering, the primary source of proposed real estate investments will consist of DSTs or other private investment programs sponsored by IPC and owning commercial real estate in alternative sectors. IPC-sponsored programs had acquired healthcare properties with a total purchase price of over $886.3 million, student housing properties with a total purchase price of $892.3 million and self-storage properties with a total purchase price of approximately $1.7 billion as of December 31, 2022. As a complement to the healthcare and student housing properties already acquired by the Operating Partnership, we anticipate that our initial acquisitions may consist of one or more of these self-storage properties currently owned by IPC-sponsored DSTs.

Q:	Why is real estate debt a potential part of your real estate investment strategy?

A:

We may invest in real estate debt to contribute to our overall net returns. The type of real estate debt investments we may seek to originate or acquire are obligations backed principally by real estate of the type that generally meets our criteria for direct investment. We may source, originate and manage a real estate debt portfolio consisting of subordinated mortgages, mezzanine loans, loan participations and other forms of debt investments made with respect to real estate and real estate-related assets as well as mortgage loans, bank loans, and other interests relating to real estate and debt of companies in the business of owning or operating real estate-related businesses. Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured as a result of foreclosure by the senior lender. We expect that these investments will be generally illiquid in nature. Mortgage loans are typically secured by single-family, multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by a multifamily or commercial property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate. See “Investment Objectives and Strategies” for a more detailed discussion of the real estate debt investments we may make.

Q:	Why are real estate-related securities a potential part of your real estate investment strategy?

A:

We may invest in real estate-related securities as a cash management strategy before investing offering proceeds into longer-term real estate assets. In addition, we believe that, subject to applicable law, our real estate-related securities could be used, in part, to maintain appropriate liquidity levels in order to provide funds to satisfy repurchase requests under our share repurchase plan that we chose to satisfy in any particular month. Our securities portfolio will focus on agency and non-agency residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) and public equity real estate securities.

We may invest in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. However, we may only invest in equity securities if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable.

We do not intend that our investments in real estate-related securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required.

See “Investment Objectives and Strategies” for a more detailed discussion of real estate-related securities investments we may make.

Q:	Will you use leverage?

A:

Yes. We currently expect that we will use leverage. Our target leverage ratio is approximately 60%. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. There is, however, no limit on the amount we may borrow with respect to any individual property or portfolio.

We have also placed limits in our charter prohibiting us from borrowing more than 300% of our net assets, which approximates borrowing 75% of the cost of our investments. We may exceed this limit if a majority of our independent directors approves each borrowing in excess of the limit and we disclose the rationale for doing so to our stockholders.

Financing a portion of the purchase price of our assets will allow us to broaden our portfolio by increasing the funds available for investment. Financing a portion of the purchase price is not free from risk, however. Using debt requires us to pay interest and principal, referred to as “debt service,” all of which decrease the amount of cash available for distribution to our stockholders or other purposes. We may also be unable to refinance the debt at maturity on favorable or equivalent terms, if at all, exposing us to the potential risk of loss with respect to assets pledged as collateral for loans. Certain of our debt may be floating rate and the effective interest rates on such debt will increase when the relevant interest benchmark (e.g., SOFR) increases.

Q:	Will your investment guidelines overlap with the objectives or guidelines of any of Inland’s affiliates, and do any Inland affiliates receive priority with respect to certain investments?

A:

Our sponsor believes our investment objectives, guidelines and strategy are generally distinct from the other programs advised by our sponsor or its affiliates (collectively referred to as the “Inland Programs”). Accordingly, we believe there has been to date, and expect there will continue to be, sufficient investment opportunities for us within our investment guidelines because of the scale of the real estate market.

In the initial stages of our capital raise pursuant to this offering, a primary source of proposed real estate investments will consist of Delaware statutory trusts, or “DSTs,” or other private investment programs sponsored by IPC, an affiliate of our sponsor that was formed to provide replacement properties for investors wishing to complete a tax-deferred exchange under Section 1031 of the Code, as well as investors seeking a quality, multiple-owner real estate investment. These investments are expected to take the form of a transaction structured as a tax-deferred contribution of the property owned by the DST or other IPC-sponsored investment program to our Operating Partnership in exchange for OP Units under Section 721 of the Code. We do not anticipate that our acquisition strategy with respect to these investments will overlap with the strategy of any other Inland Program.

However, with respect to potential real estate investments that do not involve a tax-deferred contribution of the property to our Operating Partnership, there may be overlap of real estate and real estate debt investment opportunities with certain Inland Programs that are actively investing and similar overlap with future Inland Programs. In particular, we may seek to acquire the same alternative property types in which IPC-sponsored programs may invest. Programs sponsored by IPC generally consist of (a) private programs structured to provide replacement properties for investors wishing to complete a Section 1031 exchange, (b) private programs that intend to qualify as “qualified opportunity funds” under the Code and (c) development programs. We do not consider any of these programs to have investment objectives similar to ours.

Any such overlap will from time to time create conflicts of interest, which the Advisor and its affiliates will seek to manage in a fair and reasonable manner in their sole discretion in accordance with their prevailing policies and procedures.

If more than one of the Inland Programs is interested in acquiring an investment, Inland’s allocation committee determines which Inland Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Inland Programs may compete with us with respect to certain investments that we may want to acquire. Certain investment opportunities that are suitable for us may also be suitable for another Inland Program. In the event that an investment opportunity becomes available that is considered suitable for both us and another Inland Program, then the Inland Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. Our board of directors will determine, at least annually, whether the method for allocating investment opportunities is applied fairly to us.

We are presently unable to determine how our status as a company with a limited operating history will impact our ability to obtain investment opportunities. On the one hand, we will likely have a greater amount of funds available for new investments during our initial offering, as compared to other Inland Programs that have completed their capital raising. On the other hand, we may not benefit from the allocation policy if we have capital which cannot be deployed until additional investment opportunities become available to us.

Q:	Will you acquire properties in joint ventures, including joint ventures with affiliates?

A:

We may acquire properties through one or more joint ventures with affiliates of our Advisor or with non-affiliated third parties. Any joint venture with an affiliate of our Advisor must be approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other joint venture partners. In many cases, we may not control the management of joint ventures in which we invest, but we may have the right to approve major decisions of the joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Inland Programs, including ones with similar investment objectives and strategies as us.

Q:	How is an investment in shares of your common stock different from listed REITs?

A:	An investment in shares of our common stock generally differs from an investment in listed REITs in a number of ways, including:

•

Shares of listed REITs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s real estate assets and liabilities. The estimated value of our real estate assets and liabilities, rather than the trading market, will be used to determine our NAV.

•

An investment in our shares has limited or no liquidity, and our share repurchase plan may be modified or suspended. In contrast, an investment in a listed REIT is a liquid investment, as shares can be sold on an exchange at any time.

•	Listed REITs are often self-managed, whereas our investment operations are managed by our Advisor, which is part of Inland.

•

Listed REITs may be reasonable alternatives to an investment in us and may be less costly and less complex with fewer and/or different risks than an investment in us. Transactions for listed securities often involve nominal or no commissions.

•

Unlike the offering of a listed REIT, this offering has been registered in every state in which we are offering and selling shares. As a result of state-specific rules governing non-listed REITs, we include certain limits in our governing documents that are not typically provided for in the charter of a listed REIT. For example, our charter limits the fees we may pay to our Advisor and its affiliates, limits our ability to make certain investments, limits the aggregate amount we may borrow, requires our independent directors to approve certain actions and restricts our ability to indemnify our directors, our Advisor and its affiliates. A listed REIT does not typically provide for these restrictions within its charter. A listed REIT is, however, subject to the governance requirements of the exchange on which its stock is traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, shareholder meetings, related-party transactions, shareholder approvals and voting rights. Although we follow many of these same governance guidelines, there is no requirement that we follow all of them.

Q:	For whom may an investment in your shares be appropriate?

A:	An investment in our shares may be appropriate for you if you:

•	meet the minimum suitability standards described above under “Suitability Standards”;

•	seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income-generating portfolio of mostly U.S. real estate and real estate-related securities;

•	seek to receive current income through regular distribution payments;

•	wish to obtain the potential benefit of long-term capital appreciation; and

•	are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly in the near future.

We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future because we are not obligated to repurchase any shares of our common stock and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. See “Share Repurchases—Repurchase Limitations.”

Q:	How do you structure the ownership and operation of your assets?

A:

We plan to own all or substantially all of our assets through the Operating Partnership. We are the sole general partner of the Operating Partnership, but as of the date of this prospectus we have not invested any capital in the Operating Partnership and therefore do not own an interest in its underlying properties. As we raise proceeds in this offering, we will contribute capital to the Operating Partnership in exchange for an economic interest such that we expect to eventually consolidate the Operating Partnership. IPC REIT Special Limited Partner, LP (the “Special Limited Partner”), a Delaware limited partnership and an affiliate of Inland, owns a special limited partner interest in the Operating Partnership. The use of our Operating Partnership to hold all of our assets is referred to as an Umbrella Partnership Real Estate Investment Trust (“UPREIT”). Using an UPREIT structure may give us an advantage in acquiring properties from persons who want to defer recognizing gain for U.S. federal income tax purposes.

The following chart shows our current ownership structure and our relationships with Inland Real Estate Investment Corporation (which acts as our sponsor), IPC Alternative Real Estate Advisor, LLC (which acts as our Advisor), Inland Securities Corporation (which acts as our dealer manager, the “Dealer Manager”) and the Special Limited Partner.

Q:	Are there any risks involved in buying your shares?

A:

Investing in our common stock involves a high degree of risk. If we are unable to manage the impact of these risks, we may not meet our investment objectives and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in shares of our common stock involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in shares of our common stock include those listed below. The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled “Risk Factors” in this prospectus.

Risk Factor Summary

•	We have a limited operating history, and there is no assurance that we will achieve our investment objectives.

•	Because this is a “blind pool” offering, you will not have the opportunity to evaluate our investments to be made through our Operating Partnership with the proceeds before we make them.

•

Since there is no public trading market for shares of our common stock, repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase plan provides stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if in its reasonable judgment it deems such action to be in our best interest, such as when a repurchase request would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. Although our share repurchase plan may be suspended for an indefinite amount of time, our board of directors will not terminate our share repurchase plan unless shares of our common stock were listed on a national securities exchange or unless required by law. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

•

We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

•

The purchase and repurchase price for shares of our common stock will generally be based on our prior month’s NAV and will not be based on any public trading market. Although there will be independent valuations of our properties from time to time, the valuation of properties is inherently subjective and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

•

We have no employees and are dependent on our Advisor to conduct our operations. Our Advisor will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and Inland Programs, the allocation of time of its investment professionals and the level of fees that we will pay to our Advisor.

•	This is a “best efforts” offering. If we are not able to raise a substantial amount of capital in the near term, our ability to achieve our investment objectives could be adversely affected.

•	Principal and interest payments on any borrowings will reduce the amount of funds available for distribution or investment in additional real estate assets.

•	There are limits on the ownership and transferability of our shares. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

•

Although our investment strategy is to invest in stabilized commercial real estate diversified among alternative sectors with a focus on providing current income to investors, an investment in us is not an investment in fixed income. Fixed income has material differences from an investment in the Company, including those related to vehicle structure, investment objectives and restrictions, risks, fluctuation of principal, safety, guarantees or insurance, fees and expenses, liquidity and tax treatment.

•

We intend to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2024. However, if we fail to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

•

The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors.

•

Investing in commercial real estate assets involves certain risks, including but not limited to: tenants’ inability to pay rent (whether due to property-specific factors, sector-level issues, or broader macroeconomic conditions), increases in interest rates and lack of availability of financing, tenant turnover and vacancies and changes in supply of or demand for similar properties in a given market.

•

COVID-19 has had a negative impact on the economy and business activity globally (including in the markets in which we will invest). COVID-19 or other pandemics could adversely affect the performance of our investments.

See “Risk Factors.”

Q:	What is the role of our board of directors?

A:

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. We expect to have five directors, three of whom will be determined to be independent of us, our Advisor, Inland and its affiliates. Our independent directors are responsible for reviewing the performance of our Advisor and approving the compensation paid to our Advisor and its affiliates. Our directors are elected annually by our stockholders. The names and biographical information of our directors are provided under “Management—Directors and Executive Officers.”

Q:	What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?

A:

We are offering to the public four classes of shares of our common stock, Class T shares, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing distribution fees. No upfront selling commissions, dealer manager fees or distribution fees are paid with respect to Class I shares. See “Description of Capital Stock” and “Plan of Distribution” for a discussion of the differences between our Class T, Class S, Class D and Class I shares.

Assuming a constant net asset value per share of $25.00, assuming maximum applicable upfront selling commissions and dealer manager fees are paid and assuming applicable distribution fees are paid until the 8.75% of gross proceeds limit described in “Compensation—Distribution Fee” is reached, we expect that a one-time investment in 400 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) in our primary offering with no subsequent purchases under our distribution reinvestment plan would be subject to the following upfront selling commissions, dealer manager fees and distribution fees:

	Upfront Selling Commissions	Dealer Manager Fees	Annual Distribution Fees	Maximum Distribution Fees Over Life of Investment (Length of Time)		Total (Length of Time)
Class T	$300	$50	$85	$556 (7 years	)	$906 (7 years	)
Class S	$350	$0	$85	$556 (7 years	)	$906 (7 years	)
Class D	$150	$0	$25	$738 (30 years	)	$888 (30 years	)
Class I	$0	$0	$0	$0		$0

Class T and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers,

(5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (A) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (B) by endowments, foundations, pension funds and other institutional investors, (C) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (D) through certain registered investment advisers, (E) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity, (F) by our executive officers and directors and their immediate family members, as well as officers and employees of our Advisor, Inland or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (G) by other categories of investors that we name in an amendment or supplement to this prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.

Certain participating broker-dealers may offer volume discounts, which would reduce upfront selling commissions and would therefore increase the length of time required for selling commissions, dealer manager fees and distribution fees to reach 8.75% of gross proceeds. In the case of Class T shares sold through certain participating broker-dealers, a lower limit than 8.75% of gross proceeds may be used, as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such Class T shares were issued. See “—What fees and other consideration do you pay to the Advisor and its affiliates?” and “Plan of Distribution—Underwriting Compensation—Upfront Selling Commissions and Dealer Manager Fees.”

If you are eligible to purchase all four classes of shares in our primary offering, then in most cases you should consider Class I shares because Class I shares have no upfront selling commissions, dealer manager fees or distribution fees, which will reduce the NAV or distributions of the other share classes. If you are eligible to purchase Class T, Class S and Class D shares but not Class I shares in our primary offering, in most cases you should consider Class D shares because Class D shares have lower upfront selling commissions, no dealer manager fees and lower annual distribution fees. Investors should also inquire with their broker-dealer or financial representative about what additional fees may be charged with respect to the share class under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share class.

Q:	At what point will the initial proceeds of this offering be released from escrow?

A:

We will take purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $2,500,000 including shares purchased by our Advisor, its affiliates and our directors and officers, in any combination of purchases of Class T, Class S, Class D and Class I shares and our board of directors has authorized the release to us of funds in the escrow account. Once authorized for release, escrowed funds will be used to purchase shares at the then-current transaction price. Even if we receive purchase orders for the minimum offering amount, our board of directors may elect to wait a substantial amount of time before authorizing, or may elect not to authorize, the release of the escrowed proceeds. If we do not raise the minimum amount and commence operations by [●] (one year following the first date in which our shares are offered for sale to the public), this offering will be terminated and our escrow agent will promptly send you a full refund of your investment with interest and without deduction for escrow expenses. Notwithstanding the foregoing, you may elect to withdraw your purchase order and request a full refund of your investment with interest and without deduction for escrow expenses at any time before the escrowed funds are released to us. If we break escrow for this offering, interest earned on funds in escrow will be released to our account and constitute part of our net proceeds.

In addition, Pennsylvania requires that subscriptions from Pennsylvania investors in this offering be placed in an escrow account until either (i) we have received, prior to the termination of our primary offering, purchase orders for at least $62,500,000 (including subscription orders by residents of other jurisdictions and by Inland, its affiliates and our directors and officers) of shares of our common stock in any combination of purchases of Class T shares, Class S shares, Class D shares and Class I shares and/or (ii) we obtain, prior to the termination of our primary offering, $62,500,000 in assets. Pending satisfaction of at least one of these conditions, all subscription orders by Pennsylvania investors will be placed in an escrow account held by our escrow agent in trust for the Pennsylvania subscribers’ benefit, pending release to us. Pennsylvania subscribers may elect to withdraw their purchase order and request a full refund of their investment with interest and without deduction for escrow expenses at any time before the escrowed funds are released to us. In the event we do not meet either of the conditions above before the termination of our primary offering, we will promptly return all funds held in escrow for the benefit of Pennsylvania subscribers (in which case, Pennsylvania subscribers will not be required to request a refund of their investment). See “Plan of Distribution—Special Notice to Pennsylvania Investors.”

Q:	What is the per share purchase price?

A:

Each class of shares will be sold at the then-current offering price for such class, which is equal to the sum of (a) the transaction price for such class plus (b) applicable upfront selling commissions and dealer manager fees, if any. Because the transaction price for shares of our common stock is generally the prior month’s NAV per share for the applicable share class, the NAV per share of such class as of the date on which your purchase is settled may be significantly different. In cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed offering price, or we may suspend our offering and/or our share repurchase plan. Each class of shares may have a different NAV per share because of distribution fees which are different for certain classes.

Q:	How will your NAV per share be calculated?

A:

Our NAV will be calculated monthly based on the net asset values of our investments (including securities investments), the addition of any other assets (such as cash on hand) and the deduction of any other liabilities. [•], a valuation firm, was selected by our Advisor and approved by our board of directors, including a majority of our independent directors, to serve as our independent valuation advisor and review annual third-party appraisals of our properties. In addition, we will update the valuations of our properties monthly, based on the most recent annual third-party appraisals and current market data and other relevant information, with review and confirmation for reasonableness by our independent valuation advisor.

Our NAV per share will be calculated by [•] (“[•]”), a third-party firm that will provide us with certain administrative and accounting services, and such calculation will be reviewed and confirmed by our Advisor. However, our Advisor will be ultimately responsible for the determination of our NAV.

NAV is not a measure used under generally accepted accounting principles in the U.S. (“GAAP”) and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure. See “Net Asset Value Calculation and Valuation Guidelines” for more information regarding the calculation of our NAV per share of each class and how our properties and real estate-related securities will be valued.

Q:	Is there any minimum investment required?

A:

The minimum initial investment in Class T, Class S or Class D shares of our common stock is $2,500, and the minimum subsequent investment in such shares is $500 per transaction. The minimum initial investment in Class I shares of our common stock is $1,000,000, and the minimum subsequent investment in such shares is $500 per transaction, unless such minimums are waived by the Dealer Manager. The minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, our board of directors may elect to accept smaller investments in its discretion.

Q:	What is a “best efforts” offering?

A:

This public offering of common stock is being conducted on a “best efforts” basis. A “best efforts” offering means that the Dealer Manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker-dealer or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:	What is the expected term of this offering?

A:

We have registered $1,000,000,000 in shares of our common stock, in any combination of Class T shares, Class S shares, Class D shares and Class I shares, to be sold in our primary offering and up to $250,000,000 in shares to be sold pursuant to our distribution reinvestment plan. It is our intent, however, to conduct a continuous offering for an indefinite period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our stock until such filings are declared effective, if at all.

Q:	When may I make purchases of shares and at what price?

A:

Subscriptions to purchase our common stock may be made on an ongoing basis, but after the time we break escrow for this offering, investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be received in good order at least five business days prior to the first calendar day of the month (unless waived by the Dealer Manager). The purchase price per share of each class will be equal to the then-current transaction price, which will generally be our prior month’s NAV per share for such class as of the last calendar day of such month, plus applicable upfront selling commissions and dealer manager fees. In cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed transaction price. See “How to Subscribe” for more details.

For example, if you wish to subscribe for shares of our common stock in October, your subscription request must be received in good order at least five business days before November 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of November.

Q:	When will the transaction price be available?

A:

Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class. However, in certain circumstances, the transaction price will not be made available until a later time. We will disclose the transaction price for each month when available on our website at [•] and in prospectus supplements filed with the SEC.

Generally, you will not be provided with direct notice of the transaction price when it becomes available. Therefore, if you wish to know the transaction price prior to your subscription being accepted you must check our website or our filings with the SEC prior to the time your subscription is accepted.

However, if the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available. In such cases, you will have at least three business days from delivery of such notice before your subscription is accepted. See “How to Subscribe.”

Q:	May I withdraw my subscription request once I have made it?

A:

Yes. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 800-826-8228.

Q:	When will my subscription be accepted?

A:

Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price) publicly available by posting it on our website at [•] and filing a prospectus supplement with the SEC (or in certain cases after we have delivered notice of such price directly to you as discussed above). As a result, you will have a minimum of three business days after the transaction price for that month has been disclosed to withdraw your request before you are committed to purchase the shares.

Q:	Will I receive distributions and how often?

A:

We intend to declare monthly distributions as authorized by our board of directors (or a committee of the board of directors) and to pay such distributions on a monthly basis commencing with the first full month after the escrow period concludes. The escrow period will conclude no earlier than when we raise at least the minimum offering amount of $2,500,000 and our board of directors determines to authorize the release of the escrowed funds. Also, see “Plan of Distribution—Special Notice to Pennsylvania Investors” for a discussion of the special escrow arrangement for Pennsylvania investors. Any distributions we make are at the discretion of our board of directors, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Maryland law. As a result, our distribution rates and payment frequency may vary from time to time. Share repurchases under our share repurchase plan will be effectuated as of the opening of the last calendar day of each month and we expect to declare monthly distributions with a record date as of the close of business of the last calendar day of each month. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date for such distribution.

To maintain our qualification as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gains. See “Description of Capital Stock—Distribution Policy” and “Material U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class T, Class S, Class D and Class I shares will generally differ because of different class-specific distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class T and Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares, because we are required to pay higher ongoing distribution fees with respect to the Class T and Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing distribution fees with respect to Class D shares (compared to Class I shares).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which our Advisor elects to receive its management fee in Class I shares or Class I units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class I units, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sale of or repayment of our assets, borrowings or proceeds of this offering will result in us having less funds available to acquire properties or real estate-related securities. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares.

Q:	Will the distributions I receive be taxable as ordinary income?

A:

Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received from REITs are generally not eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends” from “C” corporations (i.e., corporations generally subject to U.S. federal corporate income tax). Under current law, subject to certain limitations and holding-period requirements, taxpayers that are individuals, trusts or estates may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us) through 2025, which temporarily reduces the effective tax rate on such dividends.

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that you receive. See “Material U.S. Federal Income Tax Considerations.”

Q:	May I reinvest my cash distributions in additional shares?

A:

Yes. We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the transaction price for such shares at the time the distribution is payable. Stockholders will not pay upfront selling commissions or dealer manager fees when purchasing shares under our distribution reinvestment plan; however, all outstanding Class T, Class S and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing distribution fees. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us. See “Description of Capital Stock—Distribution Reinvestment Plan” for more information regarding the reinvestment of distributions you may receive from us. For the complete terms of the distribution reinvestment plan, see Appendix A to this prospectus.

Q:	Can I request that my shares be repurchased?

A:

Yes. However, although stockholders may request on a monthly basis that we repurchase all or any portion of their shares pursuant to our share repurchase plan, we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, our ability to fulfill repurchase requests is subject to a number of limitations. As a result, share repurchases may not be available each month. Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last calendar day of that month (each such date, a “Repurchase Date”). Repurchases will be made at the transaction price in effect on the Repurchase Date, except that shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price (an “Early Repurchase Deduction”). The end of the one-year holding period will be measured as of the subscription closing date immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. The Early Repurchase Deduction may only be waived in the case of repurchase requests arising from the death or qualified disability of the holder and in other limited circumstances. To have your shares repurchased, your repurchase request and required documentation must be received in good order by 3:00 p.m. (Central time) on the fourth to last business day of the applicable month. Settlements of share repurchases will be made within three business days of the Repurchase Date. We will begin the share repurchase plan in the first full quarter following the conclusion of our escrow period. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan. A stockholder may withdraw its repurchase request by notifying Inland Investor Services before 12:00 p.m. (Central time) on the last business day of the applicable month.

The aggregate NAV of total repurchases of Class T, Class S, Class D and Class I shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months).

In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.

Our approach to portfolio construction is to maintain a portfolio consisting predominantly of quality commercial real estate properties and to a lesser extent in real estate-related securities, cash, cash equivalents and other short-term investments. Real estate and real estate debt investments cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition or settlement. Real estate-related securities are designed as a feature of our investment program to provide current income and contribute to our overall net returns and, alongside our credit facilities, operating cash flow and offering proceeds, as an additional source of liquidity for our share repurchase plan, cash management and other purposes. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real estate or other investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if it deems in its reasonable judgment such action to be in our best interest. Although our share repurchase plan may be suspended for an indefinite amount of time, our board of directors will not terminate our share repurchase plan unless shares of our common stock were to list on a national securities exchange or where otherwise required by law. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. See “Share Repurchases—Repurchase Limitations.”

Q:	Will I be notified of how my investment is doing?

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and investor statements;

•	an annual report;

•

in the case of certain U.S. stockholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. stockholders, an annual IRS Form 1042-S;

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

•

a quarterly statement providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on shares under the distribution reinvestment plan for the calendar year.

Depending on legal requirements, we may post this information on our website, [•], or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.

In addition, our monthly NAV per share for each class will be posted on our website promptly after it has become available.

Q:	What fees and other consideration do you pay to the Advisor and its affiliates?

A:

We pay our Advisor, the Dealer Manager and their affiliates the fees and expense reimbursements described below in connection with performing services for us. In addition, income of the Operating Partnership is allocated to the Special Limited Partner for its performance participation interest.

We do not intend to pay our Advisor or its affiliates any separate fees for property acquisitions, dispositions, financings (except interest and other payments to the lender in cases where the lender is an affiliate of our Advisor) or development, or adopt a long-term incentive plan, although our charter permits us to do so, subject to certain limitations. We do, however, reimburse our Advisor and its affiliates for out-of-pocket and other expenses related to the foregoing activities to the extent such expenses are paid by our Advisor and its affiliates.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Activities
Upfront Selling Commissions and Dealer Manager Fees—The Dealer Manager	The Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering; however such amounts may vary at certain participating broker-dealers provided that	The actual amount will depend on the number of Class T, Class S and Class D shares sold and the transaction price of each Class T, Class S and Class D share. Aggregate upfront selling commissions will equal approximately $48.5 thousand if we sell the minimum amount and $19.4 million if we sell the maximum amount,

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

No upfront selling commissions or dealer manager fees are paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.

and aggregate dealer manager fees will equal approximately $3.1 thousand if we sell the minimum amount and $1.2 million if we sell the maximum amount, in each case in our primary offering, assuming payment of the full upfront selling commissions and dealer manager fees (with a split for Class T shares of 3.0% and 0.5%, respectively), that 25% of our offering proceeds are from the sale of each of Class T, Class S and Class D shares, respectively, and that the transaction prices of our Class T, Class S and Class D shares remain constant at $25.00.

Distribution Fees—The Dealer Manager

Subject to FINRA limitations on underwriting compensation, we will pay the Dealer Manager selling commissions over time as distribution fees:

•  with respect to our outstanding Class T shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of our outstanding Class T shares; however, with respect to Class T shares sold through certain participating broker- dealers, the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares;

•  with respect to our outstanding Class S shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and

•  with respect to our outstanding Class D shares, equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.

Actual amounts depend upon the per share NAVs of our Class T shares, Class S shares and Class D shares, the number of Class T shares, Class S shares and Class D shares purchased and when such shares are purchased. For each of Class T shares and Class S shares, the distribution fees will equal approximately $5.3 thousand per annum if we sell the minimum amount and approximately $2.1 million per annum if we sell the maximum amount. For Class D shares, the distribution fee will equal approximately $1.5 thousand per annum if we sell the minimum amount and approximately $0.6 million per annum if we sell the maximum amount. In each case, we are assuming that, in our primary offering, 25% of our offering proceeds are from the sale of each of Class T, Class S and Class D shares, that the NAV per share of our Class T shares, Class S shares and Class D shares remains constant at $25.00 and that none of our stockholders participate in our distribution reinvestment plan.

We will not pay a distribution fee with respect to our outstanding Class I shares.

The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers, and will waive distribution fees to us to the extent a broker-dealer is not eligible to receive them.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

The ongoing distribution fees listed above are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV per share of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. In other words, the per share amount of distributions on Class T, Class S, Class D and Class I shares generally differs because of different class-specific distribution fees that are deducted from the gross distributions for each share class. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to our valuation procedures, the class-specific fee allocations may lower the NAV per share of a share class. Therefore, as a result of the different ongoing distribution fees allocable to each share class, each share class could have a different NAV per share. If the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. See “Net Asset Value Calculation and Valuation Guidelines” and “Description of Capital Stock—Distribution Policy” for more information.

We will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to the shares held by such stockholder within such account would equal or exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class T share, Class S share or Class D share in such

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, in the case of a limit of 8.75% of gross proceeds, this fee would be paid with respect to a Class T share or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV per share. Under these assumptions and assuming a constant NAV per share of $25.00, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $1.34 and with respect to a Class D share would total approximately $1.82.

If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to such shares would exceed the applicable Fee Limit, each Class T share, Class S share and Class D share held in a stockholder’s account (including shares in such account purchased through the distribution reinvestment plan or received as stock dividend) will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity in which we are not the surviving entity or (iii) the sale or other disposition of all or substantially all of our assets. In addition, after termination of a primary offering registered under the Securities Act, each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, shall automatically and

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share, on the date on which we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registration statement from all sources, determined pursuant to the rules and guidance of FINRA, would equal or be in excess of 10% of the aggregate purchase price of all shares sold for our account through that primary offering. Further, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Organization and Offering Expense Reimbursement—Our Advisor	We will reimburse our Advisor for any organization and offering expenses that it incurs on our behalf (including legal, accounting, printing, mailing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, expense reimbursements for wholesaler compensation expenses and actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities and expense reimbursements for retail expenses, but excluding upfront selling commissions, dealer manager fees and distribution fees) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our Advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.	We estimate our organization and offering expenses to be approximately $5.2 million if we sell the minimum offering amount and approximately $10.2 million if we sell the maximum offering amount.

Investment Activities

Acquisition Expense Reimbursement—Our Advisor	We do not intend to pay our Advisor any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of our Advisor) or other similar fees in connection with making investments. We will, however, reimburse our Advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate-related investments, whether or not such investments are acquired, and make payments to third parties in connection with making investments.	Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
Operational Activities

Management Fee and Expense Reimbursements—Our Advisor

We pay our Advisor a management fee of (i) 1.25% of the aggregate NAV of the Operating Partnership attributable to outstanding Class T units, Class S units, Class D units and Class I units of the Operating Partnership and (ii) 0.50% of the aggregate NAV of the Operating Partnership attributable to outstanding Class A units, in each case per annum payable monthly in arrears.

In addition to the organization and offering expense and acquisition expense reimbursements described above, we will reimburse our Advisor for out-of-pocket costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, (i) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, and (ii) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person. See “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”

The management fee may be paid, at our Advisor’s election, in cash, Class I shares or Class I units of our Operating Partnership. If our Advisor elects to receive any portion of its management fee in our Class I shares or Class I units of our Operating Partnership, we may be obligated to repurchase such Class I shares or Class I units from our Advisor at a later date. Such repurchases will be outside our share repurchase plan and thus will not be subject to the repurchase limits of our share repurchase plan or any Early Repurchase Deduction.

Actual amounts of the management fee depend upon the Operating Partnership’s aggregate NAV. The management fee attributed to the shares sold in this offering, the proceeds of which will be contributed to our Operating Partnership in exchange for Operating Partnership units, will equal approximately $31.3 thousand if we sell the minimum amount and approximately $12.5 million per annum if we sell the maximum amount in our primary offering, assuming that the NAV per unit of the Operating Partnership’s Class S, Class T, Class D and Class I units remains constant at $25.00 and before giving effect to any shares issued under our distribution reinvestment plan.

Actual amounts of out-of-pocket expenses paid by our Advisor that we reimburse are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
Any Class I shares paid as a management fee (or received upon conversion of Class I units paid as a management fee) will have registration rights.

Performance Participation Allocation—The Special Limited Partner

So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly.

Specifically, the Special Limited Partner will be allocated a performance participation in an amount equal to:

Actual amounts of the performance participation depend upon the Operating Partnership’s actual annual total return and, therefore, cannot be calculated at this time.

•  First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such annual Excess Profits until the total amount allocated to the Special Limited Partner equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

• Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits. “Total Return” for any period since the end of the prior calendar year shall equal the sum of:

(i) all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then-current calendar year plus

(ii)  the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable distribution fee expenses (including any payments made to us for payment of such expenses).

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units and any upfront selling commissions and dealer manager fees.

“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then-current calendar year and all Operating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable distribution fee expenses. For the avoidance of doubt, the calculation of the Hurdle Amount for any period will exclude any Operating Partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below.

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.

“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Special Limited Partner’s performance participation.

This is referred to as a “High-Water Mark.” The Special Limited Partner will also be allocated a performance participation with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.

Distributions on the performance participation interest may be payable in cash or Class I units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Operating Partnership units, the Special Limited Partner may request the Operating Partnership to repurchase such Operating Partnership units from the Special Limited Partner at a later date. Any such repurchase requests will not be subject to the Early Repurchase Deduction but will be subject to similar repurchase limits that exist under our share repurchase plan.

The Operating Partnership will repurchase any such Class I units for Class I shares of our common stock or cash (at the Special Limited Partner’s election) unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case such Class I units will be repurchased for Class I shares of our common stock.

For a detailed explanation of how the performance participation allocation is calculated, see “Summary of Our Operating Partnership Agreement—Special Limited Partner Interest.” For a hypothetical calculation of the performance participation calculation, see “Compensation—Performance Participation Allocation Example.”

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
Fees for Other Services — Affiliates of our Advisor	We may retain certain of our Advisor’s affiliates, including the Property Manager, from time to time, for services relating to our investments or our operations, which may include accounting and audit services, account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, loan origination services, debt servicing, brokerage services, transaction support services (which may consist of assembling relevant information with respect to investment acquisitions and dispositions, conducting financial and market analyses, coordinating closing and post-closing procedures, coordinating of design and development works, coordinating with brokers, lawyers, accountants and other advisors, assisting with due diligence, site visits and other services), transaction consulting services and other similar operational matters. Any fees paid to our Advisor’s affiliates for any such services will not reduce the management fee payable to our Advisor or the performance participation allocation. Any such arrangements will be at or below market rates.	Actual amounts depend on to what extent affiliates of the Advisor are actually engaged to perform such services.

In calculating the management fee, we use the NAV of the outstanding Operating Partnership units before giving effect to accruals for the management fee, performance participation allocation, distribution fees or distributions payable on our shares. In calculating distribution fees, we will use our NAV before giving effect to accruals for the distribution fee or distributions payable on our shares.

Commencing on the earlier of four fiscal quarters after (i) we make our first investment or (ii) six months after we break escrow for this offering, our Total Operating Expenses, including any performance participation allocation made to the Special Limited Partner with respect to its performance participation interest in the Operating Partnership, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets or (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:

•

“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing, and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

•

“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

•

“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

See “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”

Q:	What are your policies related to conflicts of interests with Inland and its affiliates?

A:

To ameliorate the risks created by conflicts of interest, we have created an affiliated-transaction committee of our board of directors composed of all of our independent directors. This committee will be asked to approve transactions with affiliates, including purchases and sales with related parties, the renewal or amendment of our advisory agreement and the annual evaluation of our advisor’s performance. Our affiliated-transaction committee may retain its own legal and financial advisors at our expense.

Additionally, our charter contains a number of restrictions related to conflicts of interest. For more information, see “Will your investment guidelines overlap with the objectives or guidelines of any of Inland’s affiliates, and do any Inland affiliates receive priority with respect to certain investments?” above and “Conflicts of Interest—Certain Conflict Resolution Policies and Measures.”

Q:	Are there any limitations on the level of ownership of shares?

A:

Our charter contains restrictions on the number of shares any one person or group may own. Specifically, our charter will not permit any person or group to own more than 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all other classes or series in excess of these 9.9% limits would not be effective without an exemption from these limits (prospectively or retroactively) by our board of directors. These limits may be further reduced if our board of directors waives these limits for certain holders. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” These restrictions are designed, among other purposes, to enable us to comply with ownership restrictions imposed on REITs by the Code, and may have the effect of preventing a third party from engaging in a business combination or other transaction even if doing so would result in you receiving a “premium” for your shares. See “Risk Factors—Risks Related to This Offering and Our Organizational Structure” for additional discussion regarding restrictions on share ownership.

Q:	Are there any ERISA considerations in connection with an investment in our shares?

A:

The section of this prospectus captioned “Certain ERISA and Related Considerations” describes the effect that the purchase of shares will have on employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and plans such as individual retirement accounts that are subject to Section 4975 of the Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an individual retirement account (“IRA”) should consider, at a minimum (as applicable): (1) whether the investment is in accordance with the documents and instruments governing the plan, IRA or other account; (2) whether the investment satisfies the fiduciary requirements associated with the plan, IRA or other account; (3) whether the investment will generate unrelated business taxable income to the plan, IRA or other account; (4) whether there is sufficient liquidity for that investment under the plan, IRA or other account; (5) the need to value the assets of the plan, IRA or other account annually or more frequently; and (6) whether the investment would constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. See “Risk Factors—Retirement and Other Benefit Plan Risks” and “Certain ERISA and Related Considerations.”

Q:	Are there any Investment Company Act of 1940 considerations?

A:

We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. A company is an “investment company” under the Investment Company Act:

•	under Section 3(a)(1)(A), if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

under Section 3(a)(1)(C), if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40%

test.” The term “investment securities” generally includes all securities except U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related securities directly, primarily by acquiring fee interests in real property. We may also invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest and joint venture entities in which Inland Programs may invest. We plan to conduct our businesses primarily through the Operating Partnership, a majority-owned subsidiary, and expect to establish other direct or indirect majority-owned subsidiaries to hold particular assets.

We intend to conduct our operations so that we and most, if not all, of our wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of our wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither we nor any of our wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we expect to be able to conduct our subsidiaries’ respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

If we or any of our wholly or majority-owned subsidiaries would ever fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets).

Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit our and our subsidiaries’ ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate.

Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the 40% test or the Section 3(c)(5)(C) exemption, we might be unable to sell assets we would otherwise want to sell and might need to sell assets we would otherwise wish to retain. In addition, we might have to acquire additional assets that we might not otherwise have acquired or might have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”

Q:	What is the impact of being an “emerging growth company”?

A:

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

submit certain executive compensation matters to stockholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to opt out of this transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of these standards is required for non-emerging growth companies. This election is irrevocable.

We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected to opt out of the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our shares of common stock are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Advisor and we do not directly compensate our executive officers, or reimburse the Advisor or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Advisor, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek stockholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Q:	When will I get my detailed tax information?

A:	In the case of certain U.S. stockholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:	Who can help answer my questions?

A:	If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or Inland Investor Services:

Inland Investor Services

2901 Butterfield Rd.

Oak Brook, IL 60523

Toll Free Number: 800-826-8228

RISK FACTORS

An investment in shares of our common stock involves risks. You should specifically consider the following material risks in addition to the other information contained in this prospectus before you decide to purchase shares of our common stock. The occurrence of any of the following risks might cause you to lose all or a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent all known risks and uncertainties that we believe are material to our business, operating results, financial condition, prospects and forward-looking statements.

Risks Related to This Offering and Our Organizational Structure

We have a limited operating history, and there is no assurance that we will be able to achieve our investment objectives.

We have a limited operating history and may not be able to achieve our investment objectives. We cannot assure you that the past experiences of the Advisor and its affiliates will be sufficient to allow us to successfully achieve our investment objectives. As a result, an investment in our shares of common stock entails more risk than the shares of common stock of a REIT with a substantial operating history.

You will not have the opportunity to evaluate our future investments to be made through the Operating Partnership before we make them, which makes your investment more speculative.

We are not able to provide you with any information to assist you in evaluating the merits of any specific properties or real estate-related securities that we may acquire in the future through the Operating Partnership with the proceeds of this offering, except for investments that may be described in one or more supplements to this prospectus. We will seek to invest substantially all of the net offering proceeds from this offering, after the payment of fees and expenses, in the Operating Partnership so that it may acquire additional interests in properties and real estate-related securities. However, because you will be unable to evaluate the economic merit of our Operating Partnership’s future investments before we make them, you will have to rely entirely on the ability of our Advisor to select suitable and successful investment opportunities. Furthermore, our Advisor will have broad discretion in selecting the types of properties we will invest in through the Operating Partnership and the tenants of those properties, and you will not have the opportunity to evaluate potential investments. These factors increase the risk that your investment may not generate returns comparable to other real estate investment alternatives.

There is no public trading market for shares of our common stock; therefore, your ability to dispose of your shares will likely be limited to repurchase by us. If you do sell your shares to us, you may receive less than the price you paid.

There is no current public trading market for shares of our common stock, and we do not expect that such a market will ever develop. Therefore, repurchase of shares by us may be the only way for you to dispose of your shares. We will repurchase shares at a price equal to the transaction price of the class of shares being repurchased on the date of repurchase (which will generally be equal to our prior month’s NAV per share) and not based on the price at which you initially purchased your shares. Subject to limited exceptions, shares repurchased within one year of the date of issuance will be repurchased at 95% of the transaction price. As a result, you may receive less than the price you paid for your shares when you sell them to us pursuant to our share repurchase plan. See “Share Repurchases—Early Repurchase Deduction.”

Your ability to have your shares repurchased through our share repurchase plan is limited. We may choose to repurchase fewer shares than have been requested to be repurchased, in our discretion at any time, and the amount of shares we may repurchase is subject to caps. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if it deems such action to be in our best interest.

We may choose to repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In addition, the aggregate NAV of total repurchases (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) is limited, in any calendar month, to no more than 2% of our aggregate NAV(measured using the aggregate NAV as of the end of the immediately preceding month) and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV (measured using the average aggregate NAV at the end of the immediately preceding three months). Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if in its reasonable judgment it deems such action to be in our best interest. Although our share repurchase plan may be suspended for an indefinite amount of time, our board of directors will not terminate our share repurchase plan unless shares of our common stock were listed on a national securities exchange or unless required by law. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.

The vast majority of our assets will consist of properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to satisfy repurchase requests. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Because we are not required to authorize the recommencement of the share repurchase plan within any specified period of time, we may effectively terminate the plan by suspending it indefinitely. As a result, your ability to have your shares repurchased by us may be limited and at times you may not be able to liquidate your investment. See “Share Repurchases—Repurchase Limitations.”

Cash redemptions to holders of Operating Partnership units will reduce cash available for distribution to our stockholders or to honor their redemption requests under our share redemption program.

Holders of units of our Operating Partnership will generally have the right to cause the Operating Partnership to redeem all of a portion of such units for, at our sole discretion, shares of our common stock or cash. Our election to redeem Operating Partnership units for cash may reduce funds available for distribution to our stockholders or to honor our stockholders’ redemption requests under our share redemption program. If a significant number of such unitholders seek to redeem such units, our cash flow could be materially adversely affected. We will have an ongoing need to provide liquidity for such redemptions, which we may seek to provide by drawing on a line of credit or by using our net proceeds to fund such redemptions, which could increase our financial leverage ratio or reduce our net proceeds available for other purposes, respectively.

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Events affecting the U.S. economy, such as the general negative performance of the real estate sector or market volatility (including as a result of the recent outbreak of hostilities between Russia and Ukraine), could cause our stockholders to seek to sell their shares to us pursuant to our share repurchase plan at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, could be materially adversely affected.

Our Advisor will manage our portfolio pursuant to very broad investment guidelines and will not be required to seek the approval of our board of directors for each investment, financing or asset allocation decision made by it, which may result in our making riskier investments and which could adversely affect our results of operations.

We expect our board of directors to approve very broad investment guidelines that delegate to our Advisor the authority to execute acquisitions and dispositions of real estate and real estate-related securities on our behalf, in each case so long as such delegation and such investments are consistent with our board-approved investment guidelines, our charter and Maryland law. Our board of directors will review our investment guidelines on an annual basis (or more often as it deems appropriate) and review our investment portfolio periodically. Transactions entered into on our behalf by our Advisor may be costly, difficult or impossible to unwind when they are subsequently reviewed by our board of directors.

We face risks associated with the deployment of our capital.

In light of the nature of our continuous public offering, there could be a delay between the time we receive net proceeds from the sale of shares of our common stock in this offering and the time we invest the net proceeds. Pending investment, we may hold large amounts of cash or money market accounts or similar temporary investments, which are subject to the management fees.

It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our common stock or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.

If we are unable to raise substantial funds, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire.

This offering is being made on a “best efforts” basis, meaning that the Dealer Manager is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broader portfolio of investments. If we are unable to raise substantial funds, we will make fewer investments, resulting in less breadth in terms of the type, number, geography and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. There is a greater risk that you will lose money in your investment if we have less breadth in our portfolio. Further, we will have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We may change our investment and operational policies without stockholder consent.

Except for changes to the investment restrictions contained in our charter, which require stockholder consent to amend, we may change our investment and operational policies, including our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments described in this prospectus. We expect our board of directors to approve very broad investment guidelines with which we must comply, but these guidelines provide our Advisor with broad discretion and can be changed by our board of directors. A change in our investment strategy may, among other things, increase our exposure to real estate market fluctuations, default risk and interest rate risk, all of which could materially affect our results of operations and financial condition.

The amount and source of distributions we may make to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

We have not established a minimum distribution payment level, and our ability to make distributions to our stockholders may be adversely affected by a number of factors, including the risk factors described in this prospectus. Because we currently have a limited number of properties, we may not generate sufficient income to make distributions to our stockholders. Our board of directors will make determinations regarding distributions based upon, among other factors, our financial performance, debt service obligations, debt covenants, REIT qualification and tax requirements and capital expenditure requirements. Among the factors that could impair our ability to make distributions to our stockholders are:

•	our inability to invest the proceeds from sales of our shares on a timely basis in income-producing properties;

•	our inability to generate sufficient income from our investments;

•	high levels of expenses or reduced revenues that reduce our cash flow or non-cash earnings; and

•	defaults in our investment portfolio or decreases in the value of our investments.

As a result, we may not be able to make distributions to our stockholders at any time in the future, and the level of any distributions we do make to our stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the value of your investment.

We may pay distributions from sources other than our cash flow from operations, including the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

We may not generate sufficient cash flow from operations to fully fund distributions to stockholders. Therefore, we may fund distributions to our stockholders from sources other than cash flow from operations, including, the sale of our assets, borrowings or offering proceeds. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which our Advisor elects to receive its management fee in Class I shares or Class I units, the extent to which the Special Limited Partner elects to receive distributions on its performance participation interest in Class I units, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Although we cannot predict the amount of future distributions or their sources of funding, the funding of distributions from offering proceeds or borrowings would likely cause our NAV per share to be lower than it otherwise would be and would likely not be sustainable for an extended period. Funding distributions from the sale of or repayment of our assets, borrowings or proceeds of this offering will result in us having less funds available to acquire properties or other real estate-related securities. As a result, the return you realize on your investment may be reduced. Funding distributions from such sources may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We may be required to continue to fund our regular distributions from a combination of some of these sources if our investments fail to perform, if expenses are greater than our revenues or due to numerous other factors. We have not established a limit on the amount of our distributions that may be paid from any of these sources.

To the extent we borrow funds to pay distributions, we would incur borrowing costs and these borrowings would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and adversely impact the value of your investment.

We may also defer operating expenses or pay expenses (including the fees of our Advisor or distributions to the Special Limited Partner if so requested by them) with shares of our common stock or Operating Partnership units in order to preserve cash flow for the payment of distributions. The ultimate repayment of these deferred expenses could adversely affect our operations and reduce the future return on your investment. We may repurchase shares or redeem Operating Partnership units from our Advisor or the Special Limited Partner shortly after issuing such units or shares as compensation. The payment of expenses in shares of our common stock or with Operating Partnership units will dilute your ownership interest in our portfolio of assets. There is no guarantee any of our operating expenses will be deferred and our Advisor and Special Limited Partner are under no obligation to receive future fees or distributions in shares of our common stock or Operating Partnership units and may elect to receive such amounts in cash.

Purchases and repurchases of shares of our common stock are generally made based on the prior month’s NAV per share of our common stock.

Generally, our offering price per share and the price at which we make repurchases of our shares will equal the NAV per share of the applicable class as of the last calendar day of the prior month, plus, in the case of our offering price, applicable upfront selling commissions and dealer manager fees. The NAV per share, if calculated as of the date on which you make your subscription request or repurchase request, may be significantly different than the transaction price you pay or the repurchase price you receive. Certain of our investments or liabilities may be subject to high levels of volatility from time to time and could change in value significantly between the end of the prior month as of which our NAV is determined and the date that you acquire or repurchase our shares; however the prior month’s NAV per share will generally continue to be used as the transaction price per share and repurchase price per share.

Valuations and appraisals of our real estate and real estate-related investments are estimates of fair value and may not necessarily correspond to realizable value.

For the purposes of calculating our monthly NAV, our properties will generally initially be valued at cost, which we expect to represent fair value at that time. Thereafter, valuations of properties will be determined by our Advisor based in part on appraisals of each of our properties by independent third-party appraisal firms reviewed by our independent valuation advisor at least once per year in accordance with valuation guidelines approved by our board of directors. Our Advisor will also conduct a monthly valuation of our properties that will be reviewed and confirmed for reasonableness by our independent valuation advisor. Investments in real estate debt and other securities with readily available market quotations will be valued monthly at fair market value. Certain investments, such as mortgages and mezzanine loans, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by our Advisor within the first three full months after we invest in such investment and no less than quarterly thereafter. Additionally, our Advisor may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. For more information regarding our valuation process, see “Net Asset Value Calculation and Valuation Guidelines.”

Although monthly valuations of each of our real properties will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on asset- and portfolio-level information provided by our Advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and other information relevant to valuing the real property, which information will not be independently verified by our independent valuation advisor. Similarly, each month, our independent valuation advisor will review and confirm for reasonableness our quarterly valuations (and our monthly updates of such valuations) of our real estate debt and other securities for which market quotations are not readily available. However, such valuations are based on information provided by our Advisor, which information will not be verified by our independent valuation advisor.

Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties and certain of our investments will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and other investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of our Advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares of common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to our Advisor and the Dealer Manager to the extent such valuations prove not to reflect accurately the realizable value of our assets. Because the price you will pay for shares of our common stock in this offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase plan are generally our prior month’s NAV per share for the applicable share class, you may pay more than realizable value or receive less than realizable value for your investment.

Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

We anticipate that the quarterly appraisals of our properties will be conducted on a rolling basis, such that properties may be appraised at different times but each property would be appraised at least annually. When these appraisals are reflected in our NAV calculations, there may be a material change in our NAV per share amounts for each class of our common stock from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the NAV per share amounts. We will not retroactively adjust the NAV per share of each class reported for the previous month. Therefore, because a new quarterly appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to reflect the new appraisal or actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur for the month the adjustment is made.

It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.

Our Advisor’s determination of our monthly NAV per share will be based in part on appraisals of each of our properties provided annually by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and quarterly valuations of our real estate debt and other securities for which market prices are not readily available provided by our Advisor and reviewed by our independent valuation advisor, each in accordance with valuation guidelines approved by our board of directors. As a result, our published NAV per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent appraisal or valuation. Our Advisor will review appraisal reports and monitor our real estate and real estate debt, and is responsible for notifying the independent valuation advisor of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the real estate valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our real estate and real estate debt or liabilities between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor or to the detriment of either stockholders whose shares we repurchase, or stockholders who buy new shares.

NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.

The methods used by our Advisor and [•] to calculate our NAV, including the components used in calculating our NAV, are not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating NAV, and our NAV is not audited by our independent registered public accounting firm. We calculate and publish NAV solely for purposes of establishing the price at which we sell and repurchase shares of our common stock, and you should not view our NAV as a measure of our historical or future financial condition or performance. The components and methodology used in calculating our NAV may differ from those used by other companies now or in the future.

In addition, calculations of our NAV, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with generally accepted accounting principles. These valuations may differ from liquidation values that could be realized in the event that we were forced to sell assets.

You should carefully review the disclosure of our valuation policies and how NAV will be calculated under “Net Asset Value Calculation and Valuation Guidelines.”

If we only raise the minimum offering amount or are unable to raise substantial funds, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire.

This offering is being made on a “best efforts” basis, meaning that the Dealer Manager is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broader portfolio of investments. If we are unable to raise substantially more than the minimum offering amount, we will make fewer investments, resulting in less breadth in terms of the type, number, geography and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. There is a greater risk that you will lose money in your investment if we have less breadth in our portfolio. Further, we will have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Investors may wait up to one year before receiving their stock or a refund of their money if the minimum offering is not achieved.

Until we raise the minimum offering amount ($2,500,000, except $62,500,000 for Pennsylvania investors), investors will not receive their shares. If at least $2,500,000 ($62,500,000 for Pennsylvania investors) in shares of common stock have not been sold within one year from the date of this prospectus, we will terminate this offering. Even if we meet the minimum offering amount, our board of directors may determine not to authorize the release of the escrowed funds if it believes that investment opportunities available at the time are not suitable to allow us to acquire properties or real estate-related securities that meet our investment criteria. Investors will not begin receiving distributions until at least one calendar quarter after the escrow period concludes. If we have not broken escrow within one year, investors will have their money promptly refunded with interest. The interest rate on the funds delivered into escrow may be less than the rate of return you could have achieved from an alternative investment. See “Plan of Distribution.”

If we quickly raise a substantial amount of capital, we may have difficulty investing it in a timely manner.

If we quickly raise capital during this offering, we may have difficulty identifying and purchasing suitable investments on attractive terms. Therefore, there could be a delay between the time we receive net proceeds from the sale of shares of our common stock in this offering and the time we invest the net proceeds. This could cause a substantial delay in the time it takes for your investment to generate returns and could adversely affect our ability to pay regular distributions of cash flow from operations to you. If we fail to invest the net proceeds of this offering promptly, our results of operations and financial condition may be adversely affected.

Our UPREIT structure may result in potential conflicts of interest with limited partners in our Operating Partnership whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law and our charter in connection with their management of the corporation. At the same time, we, as general partner, have fiduciary duties under Delaware law to our Operating Partnership and to the limited partners in connection with the management of our Operating Partnership. Our duties as general partner of our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to the corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership’s partnership agreement. The partnership agreement of our Operating Partnership provides that, for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners may be resolved in favor of our stockholders.

Additionally, to the extent permitted by our charter, the partnership agreement expressly limits our liability, and provides for our indemnification, by providing that we and our officers, directors, employees and designees will not be liable to, and will be indemnified by, our Operating Partnership for losses of any nature unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith, was the result of active and deliberate dishonesty or constituted willful misconduct or gross negligence; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.

Payments to our Advisor or the Special Limited Partner in the form of common stock or Operating Partnership units they elect to receive in lieu of fees or distributions will dilute future cash available for distribution to our stockholders.

Our Advisor or the Special Limited Partner may choose to receive our common stock or Operating Partnership units in lieu of certain fees or distributions. The holders of all Operating Partnership units are entitled to receive cash from operations pro rata with the distributions being paid to us and such distributions to the holders of the Operating Partnership units will reduce the cash available for distribution to us and to our stockholders. Furthermore, under certain circumstances the Operating Partnership units held by our Advisor or the Special Limited Partner are required to be repurchased, in cash at the holder’s election, and there may not be sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, offering proceeds or other sources to make the payment, which will reduce cash available for distribution to you or for investment in our operations. Repurchases of our shares or Operating Partnership units from our Advisor paid to our Advisor as a management fee are not subject to the monthly and quarterly volume limitations or the Early Purchase Deduction, and such sales receive priority over other shares being put for repurchase during such period. Repurchases of our shares or Operating Partnership units from the Special Limited Partner distributed to the Special Limited Partner with respect to its performance participation interest are not subject to the Early Purchase Deduction, but such repurchases are subject to the monthly and quarterly volume limitations and do not receive priority over other shares being put for repurchase during such period.

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares.

Corporations organized under Maryland law with a class of securities registered under the Exchange Act and at least three independent directors are permitted to elect to be subject, by a charter or bylaw provision or a resolution of its board of directors and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

•	staggering the board of directors into three classes;

•	requiring a two-thirds vote of stockholders to remove directors;

•	providing that only the board of directors can fix the size of the board;

•

providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	providing for a majority requirement for the calling by stockholders of a special meeting of stockholders.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for stockholders’ shares. In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in our charter and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. We have not elected to be subject to any of the other provisions described above, but our charter does not prohibit our board of directors from opting into any of these provisions in the future.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an “interested stockholder” (which is defined as (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock and (2) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock) or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. A person is not an interested stockholder if our board of directors approved in advance the transaction by which he would otherwise have become an interested stockholder. In approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by our board of directors. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and

•

two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority voting provisions do not apply if, among other things, our stockholders receive a minimum price (as defined in the Maryland General Corporation Law (the “MGCL”)) for their common stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination involving us and any person, including Inland, the Dealer Manager and our Advisor, from the provisions of this law, provided that such business combination is first approved by our board of directors; however, our board may revoke this exemption at any time.

Our charter permits our board of directors to authorize us to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our board of directors is permitted, subject to certain restrictions set forth in our charter, to authorize the issuance of shares of preferred stock without stockholder approval. Further, our board of directors may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, our charter generally limits the personal liability of our directors and officers for monetary damages subject to the limitations of the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA REIT Guidelines”) and Maryland law. Maryland law and our charter provide that no director or officer shall be liable to us or our stockholders for monetary damages unless the director or officer (1) actually received an improper benefit or profit in money, property or services or (2) was actively and deliberately dishonest as established by a final judgment as material to the cause of action. Moreover, our charter generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Further, we have entered into separate indemnification agreements with each of our officers and directors. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses. In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify our directors or officers, or our Advisor and its affiliates, for any liability or loss suffered by them or hold our directors or officers, our Advisor and its affiliates harmless for any liability or loss suffered by us, unless they have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by our non-independent directors, our Advisor and its affiliates, or gross negligence or willful misconduct by our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the stockholders. See “Management—Limited Liability and Indemnification of Directors, Officers, our Advisor and Other Agents.”

Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if the Operating Partnership issues additional units.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 2,200,000,000 shares of capital stock, of which 2,100,000,000 shares are classified as common stock, of which 500,000,000 shares are classified as Class T shares, 500,000,000 shares are classified as Class S shares, 500,000,000 shares are classified as Class D shares, 500,000,000 shares are classified as Class I shares and 100,000,000 shares are classified as Class A shares, and 100,000,000 shares are classified as preferred stock. We also may issue shares in private offerings, have issued Operating Partnership units to holders other than the Company and expect to issue additional Operating Partnership units in the future. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. After you purchase shares of our common stock in this offering, our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue shares of our common stock or units in our Operating Partnership in private offerings; (3) issue shares of our common stock or units in our Operating Partnership upon the exercise of the options we may grant to our independent directors or future employees; or (4) issue shares of our common stock or units in our Operating Partnership to sellers of properties we acquire. In particular, issuing units in our Operating Partnership to sellers of properties we acquire has been and will continue to be a significant aspect of our investment strategy. Each such issuance will dilute your interest in us and our assets. In addition, we may be obligated to issue shares of our common stock or units in our Operating Partnership to our Advisor or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or the performance participation allocation. To the extent we issue additional shares of common stock after your purchase in this offering, your percentage ownership interest in us will be diluted. Because we will hold all of our assets through the Operating Partnership, to the extent we issue additional units of our Operating Partnership after you purchase in this offering, your percentage ownership interest in our assets will be diluted. Because certain classes of the units of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any issuance of units in our Operating Partnership could result in the issuance of a corresponding number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our Operating Partnership. Operating Partnership units may have different and preferential rights to the claims of common units of our Operating Partnership which correspond to the common stock held by our stockholders. Certain units in our Operating Partnership may have different and preferential rights to the terms of the common Operating Partnership units which correspond to the common stock held by our stockholders.

The net tangible book value of your shares will be substantially below the price you pay for them, thus increasing the risk of a loss on your investment.

We will incur substantial organization and offering expenses. Although the net asset value of our shares will only be affected by this liability as it is paid, the net tangible book value of our shares is a GAAP figure and must reflect the full amount of the liability. As a result, the net tangible book value of your shares will be less than the amount you paid for them. Moreover, purchasers of Class T, S and D shares will have to pay an upfront commission for their shares, further widening the spread between your purchase price and the net tangible book value of your shares. These factors increase the risk of loss on your investment.

Our bylaws designate the Circuit Court for Baltimore City, Maryland or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions. This provision of our bylaws does not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or to claims under state securities laws.

We will not be required to comply with certain reporting requirements, including those relating to auditor’s attestation reports on the effectiveness of our system of internal control over financial reporting, accounting standards and disclosure about our executive compensation, that apply to other public companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation.

Once we are no longer an emerging growth company, so long as our shares of common stock are not traded on a securities exchange, we will be deemed to be a “non-accelerated filer” under the Exchange Act, and as a non-accelerated filer, we will be exempt from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In addition, so long as we are externally managed by our Advisor and we do not directly compensate our executive officers, or reimburse our Advisor or its affiliates for salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our Advisor, we do not have any executive compensation, making the exemptions listed in (5) and (6) above generally inapplicable.

We cannot predict if investors will find our common stock less attractive because we choose to rely on any of the exemptions discussed above.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We have elected to opt out of this transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of these standards is required for non-emerging growth companies. This election is irrevocable.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to continue to conduct our operations so that neither we, nor our Operating Partnership nor the subsidiaries of our Operating Partnership are investment companies under the Investment Company Act. However, there can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an investment company. See “Prospectus Summary—Are there any Investment Company Act of 1940 considerations?”

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register as an investment company but failed to do so, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to restructure our business plan, which could materially adversely affect our NAV and our ability to pay distributions to our stockholders.

We depend on our Advisor to develop appropriate systems and procedures to control operational risk.

Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial losses, the disruption of our business, liability to third parties, regulatory intervention or damage to our reputation. We depend on our Advisor and its affiliates to develop the appropriate systems and procedures to control operational risk. We rely heavily on our financial, accounting and other data processing systems. The ability of our systems to accommodate transactions could also constrain our ability to properly manage our portfolio. Generally, our Advisor will not be liable for losses incurred due to the occurrence of any such errors.

We are subject to the risk that our trading orders may not be executed in a timely and efficient manner due to various circumstances, including, without limitation, systems failure or human error. As a result, we could be unable to achieve the market position selected by our Advisor or might incur a loss in liquidating our positions. Since some of the markets in which we may effect transactions are over-the-counter or interdealer markets, the participants in such markets are typically not subject to credit evaluation or regulatory oversight comparable to that which members of exchange-based markets are subject. We are also exposed to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions, thereby causing us to suffer a loss.

We are dependent on information systems, and systems failures, as well as operating failures, could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts and war; and

•	cyber incidents.

In addition to our dependence on information systems, poor operating performance by our service providers could adversely impact us.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our securities and our ability to pay distributions to our stockholders.

Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in this offering, which could harm our ability to achieve our investment objectives.

Broker-dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest may negatively impact whether participating broker-dealers and their associated persons recommend this offering to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors under the care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers choose alternatives to our shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal or no commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If Regulation Best Interest reduces our ability to raise capital in this offering, it may harm our ability to achieve our objectives.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships, all of which could negatively impact our business, financial condition and operating results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships. As our reliance on technology has increased, so have the risks posed to our information and operation systems, both internal and those provided by Inland and third-party service providers. Our Advisor may not be able to verify the risks or reliability of such third-party systems. The failure of one or more systems or the inability of such systems to satisfy our growing business could have a material adverse effect on us. Inland and these third-party service providers have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that a cyber incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

We will face risks associated with hedging transactions.

We utilize, and expect to continue to utilize, a wide variety of derivative and other hedging instruments for risk management purposes, the use of which is a highly specialized activity that may entail greater than ordinary investment risks. Currently, a significant portion of our investment portfolio is subject to such hedging transactions. Any such derivatives and other hedging transactions may not be effective in mitigating risk in all market conditions or against all types of risk (including unidentified or unanticipated risks), thereby resulting in losses to us. Engaging in derivatives and other hedging transactions may result in a poorer overall performance for us than if we had not engaged in any such transaction, and our Advisor may not be able to hedge against, or anticipate, certain risks that may adversely affect our investment portfolio. In addition, our investment portfolio will always be exposed to certain risks that cannot be fully or effectively hedged, such as credit risk relating both to particular securities and counterparties as well as interest rate risks. See “General Risks Related to Investments in Real Estate-Related Securities—We may invest in derivatives, which involve numerous risks” below.

General Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that impact the real estate market in general.

We are subject to risks generally attributable to the ownership of real property, including:

•

changes in global, national, regional or local economic, demographic or capital market conditions (including volatility as a result of the current ongoing conflict between Russia and Ukraine and the rapidly evolving measures in response);

•	future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

•	changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;

•	increased competition for properties targeted by our investment strategy;

•	bankruptcies, financial difficulties or lease defaults by our tenants, particularly for tenants with net leases for large properties;

•	increases in interest rates and lack of availability of financing; and

•

changes in government rules, regulations and fiscal policies, including changes in tax laws and increases in property taxes, changes in zoning laws, climate-change initiatives, limitations on rental rates and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our performance and our ability to meet our obligations and make distributions to stockholders.

Our success is dependent on general market and economic conditions.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Inland’s financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on Inland’s businesses and operations (including our Advisor).

A recession or slowdown in the U.S. real estate market or one or more regional real estate markets, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to deploy our capital or realize upon investments on favorable terms. We would also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our capital structure or our investments’ capital structures.

Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets and the current ongoing conflict between Russia and Ukraine could have a negative impact on those countries and others in the region. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

For example, as a result of the Global Financial Crisis, the availability of debt financing secured by commercial real estate had been significantly restricted as a result of tightened lending standards for a prolonged period. As a result of the uncertainties in the credit market, real estate investors were unable to obtain debt financing on attractive terms, which adversely affected investment returns on acquisitions or their ability to make acquisitions or property improvements. Any future financial market disruptions (including financial market distributions related to COVID-19 or future pandemics) may force us to use a greater proportion of our offering proceeds to finance our acquisitions and fund property improvements, reducing the cash available to pay distributions or satisfy repurchase requests and reducing the number of acquisitions we would otherwise make.

The outbreak of the COVID-19 pandemic has had a negative impact on the economy and business activity globally (including in the markets in which we invest), and thereby could adversely affect the performance of our investments. Epidemics or pandemics could have particularly adverse impacts on certain industries, and may also have particular negative effects on certain regions in which we own investments.

Rising inflation may adversely affect our financial condition and results of operations.

Inflation in the United States has recently accelerated and may continue to do so in the future. Rising inflation could have an adverse impact on any floating rate mortgages, credit facility and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Inflation could also have an adverse effect on consumer spending, which could impact our tenants’ revenues and, in turn, our percentage rents, where applicable.

In addition, leases of long-term duration or which include renewal options that specify a maximum rate increase may result in below-market lease rates over time if we do not accurately estimate inflation or market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates. If we are subject to below-market lease rates on a significant number of our properties pursuant to long-term leases and our operating and other expenses are increasing faster than anticipated, our business, financial condition, results of operations, cash flows or our ability to satisfy our debt service obligations or to pay distributions on our common stock could be materially adversely affected.

We will depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space and could adversely affect our income, performance, operations and ability to pay distributions.

Rental income from real property will, directly or indirectly, constitute a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing debts we may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases may adversely affect our operations, performance and our ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court for an additional 90 days. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy, and therefore funds may not be available to pay such claims in full.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Similarly, certain of our properties, such as student housing properties, may be leased out to single tenants or tenants that are otherwise reliant on a single enterprise to remain in business and other properties, such as self-storage properties, will generally be operated by a single operator. Adverse impacts to such tenants, businesses or operators, including as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, political events or other factors that may impact the operation of these properties, may have negative effects on our business and financial results. As a result, such tenants or operators may be required to suspend operations at our properties for what could be an extended period of time. Further, if such tenants default under their leases or such operators are unable to operate our properties, we may not be able to enter into a new lease or operating arrangement for such properties promptly, rental rates or other terms under any new leases or operating arrangement may be less favorable than the terms of the current lease or operating arrangement or we may be required to make capital improvements to such properties for a new tenant or operator, any of which could adversely impact our operating results.

Our portfolio may be concentrated in a limited number of industries, geographies or investments.

Our portfolio may be heavily concentrated at any time in only a limited number of industries, geographies or investments, and, as a consequence, our aggregate return may be substantially affected by the unfavorable performance of even a single investment. Concentration of our investments in a particular type of asset or geography makes us more susceptible to fluctuations in value resulting from adverse economic or business conditions affecting that particular type of asset or geography. Investors have no assurance as to the degree of diversification in our investments, either by geographic region or asset type.

We are subject to risks related to tenant concentration, and an adverse development with respect to a large tenant could materially and adversely affect us.

Although we expect to increase tenant diversification over time, our largest tenant represents approximately 20% of our investment portfolio based on fair value. As a result, our financial performance depends significantly on the revenues generated from this tenant and, in turn, its financial condition. In the future, we may experience additional tenant and industry concentrations. In the event that one of these tenants, or another tenant that occupies a significant portion of our properties or whose lease payments represent a significant portion of our rental revenue, were to experience financial weakness, it could have a material adverse effect on us.

We face risks associated with property acquisitions.

We intend to acquire properties and portfolios of properties, including large portfolios that could result in changes to our capital structure. Our acquisition activities and their success are subject to the following risks:

•	we may be unable to complete an acquisition after making a non-refundable deposit or guarantee and incurring certain other acquisition-related costs;

•	we may be unable to obtain financing for acquisitions on commercially reasonable terms or at all;

•	acquired properties may fail to perform as expected;

•

acquired properties may be located in markets in which we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

•	we may be unable to integrate new acquisitions efficiently, particularly acquisitions of portfolios of properties, into our existing operations.

In addition, while we will invest primarily in stabilized, income-generating real estate, we may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. These investments are generally subject to higher risk of loss than investments in stabilized real estate, and there is no guarantee that any renovation or repositioning will be successful or that the actual costs will not be greater than our estimates.

Competition for investment opportunities may reduce our profitability and the return on your investment.

We face competition from various entities for investment opportunities in properties, including other REITs, real estate operating companies, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by our Advisor and its affiliates, particularly those with investment strategies that overlap with ours, may seek investment opportunities in accordance with Inland’s policies and procedures. Some of these entities, including other REITs, have greater access to capital to acquire properties than we have. Competition from these entities may reduce the number of suitable investment opportunities offered to us, increase the bargaining power of property owners seeking to sell or cause us to pay more for an investment than we otherwise would. Additionally, disruptions and dislocations in the credit markets could have a material impact on the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. The lack of available debt on reasonable terms or at all could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, over the past several years, a number of real estate funds and publicly traded and non-traded REITs have been formed and others have been consolidated (and many such existing funds have grown in size) for the purpose of investing in real estate and/or real estate-related securities. Additional real estate funds, vehicles and REITs with similar investment objectives are expected to be formed in the future by other unrelated parties and further consolidations may occur (resulting in larger funds and vehicles). Consequently, it is expected that competition for appropriate investment opportunities would reduce the number of investment opportunities available to us and adversely affect the terms, including price, upon which investments can be made. This competition may cause us to acquire properties and other investments at higher prices or by using less-than-ideal capital structures, and in such case our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our Advisor in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package and/or also include certain additional investments or transactions even though, were it not part of the overall transaction, we may not want to purchase one or more properties included in such portfolio or participate in additional investments or transactions. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties or investments, or if the seller imposes a lock-out period or other restriction on a subsequent sale, we may be required to operate such properties or attempt to dispose of such properties or investments (if not subject to a lock-out period). We may also share the acquisition of large portfolios of properties with our affiliates, which can result in conflicts of interest, including as to the allocation of properties within the portfolio and the prices attributable to such properties. It may also be difficult for our Advisor to analyze each property thoroughly in a large portfolio, increasing the risk that properties do not perform as anticipated. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

We may incur “dead deal costs” in connection with potential acquisitions.

We may incur costs in connection with potential acquisitions that ultimately are not acquired. For example, we may enter into contracts with non-refundable deposits to acquire certain properties. The amount deposited, if any, may be surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is purchased. Additionally, we may incur due diligence and other costs when considering whether to acquire an asset, and such costs will not be reduced if the transaction fails to close. Any unreturned deposits, due diligence costs and other “dead deal costs” will reduce the amount of cash available for further investments or distributions to our stockholders.

In our due diligence review of potential investments, we may rely on third-party consultants and advisors and representations made by sellers of potential properties, and we may not identify all relevant facts that may be necessary or helpful in evaluating potential investments.

Before making investments, due diligence will typically be conducted in a manner that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental, social governance, real property, regulatory and legal issues. Outside consultants, legal advisors, appraisers, accountants, investment banks and other third parties may be involved in the due diligence process to varying degrees depending on the type of investment, the costs of which will be borne by us. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to our Advisor’s reduced control of the functions that are outsourced. In the due diligence process and making an assessment regarding a potential investment, our Advisor will rely on the resources available to it, including information provided by the seller of the investment and, in some circumstances, third-party investigations. The due diligence investigation carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity, particularly for large portfolio investments. Moreover, such an investigation will not necessarily result in the investment being successful. There can be no assurance that attempts to provide downside protection with respect to investments, including pursuant to risk-management procedures described in this prospectus, will achieve their desired effect, and potential investors should regard an investment in us as being speculative and having a high degree of risk.

There can be no assurance that our Advisor will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices or material misstatements or omissions during the due diligence phase or during our efforts to monitor and disclose information about any investment on an ongoing basis or that any risk management procedures implemented by us will be adequate.

When conducting due diligence and making an assessment regarding an investment, our Advisor will rely on the resources available to it, including information provided or reported by the seller of the investment and, in some circumstances, third-party investigations. The due diligence investigation that our Advisor carries out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful. Conduct occurring at the property, even activities that occurred prior to our investment therein, could have an adverse impact on us.

In the event of fraud by the seller of any property, we may suffer a partial or total loss of capital invested in that property. An additional concern is the possibility of material misrepresentation or omission on the part of the seller. Such inaccuracy or incompleteness may adversely affect the value of our investments in such property. We will rely upon the accuracy and completeness of representations made by sellers of properties in the due diligence process to the extent reasonable when we make our investments, but cannot guarantee such accuracy or completeness.

In addition, we will rely on information, including financial information and non-GAAP metrics, provided by sellers of our investments for disclosure to our investors about potential acquisitions or current assets owned by us. Accordingly, although we may believe such information to be accurate, such information cannot be independently verified by our Advisor, and in some cases such information may not be independently reviewed or audited while under our ownership or control or at all. We cannot assure you that the financial statements or metrics of properties we will acquire would not be materially different if such statements or metrics had been independently audited or reviewed.

Certain properties may require an expedited transaction, which may result in limited information being available about the property prior to its acquisition.

Investment analyses and decisions by our Advisor may be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to our Advisor at the time of making an investment decision may be limited, and our Advisor may not have access to detailed information regarding the investment property or portfolio of properties, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting such investment. Therefore, no assurance can be given that our Advisor will have knowledge of all circumstances that may adversely affect an investment, and we may make investments which we would not have made if more extensive due diligence had been undertaken. Because large portfolios of properties still generally require diligence to analyze individual properties, these risks are exacerbated in expedited transactions of large portfolios. In addition, our Advisor may use consultants, legal advisors, appraisers, accountants, investment banks and other third parties in connection with its evaluation and/or diligence of certain investments. No assurance can be given as to the accuracy or completeness of the information provided by such third parties.

We will face risks in effecting operating improvements.

In some cases, the success of an investment will depend, in part, on our ability to restructure and effect improvements in the operations of a property. The activity of identifying and implementing restructuring programs and operating improvements at properties entails a high degree of uncertainty. There can be no assurance that we will be able to successfully identify and implement such restructuring programs and improvements.

We may have difficulty selling our properties, which may limit our flexibility and ability to pay distributions.

Because real estate investments are relatively illiquid, it could be difficult for us to sell one or more of our properties promptly on favorable terms. Additionally, we may agree to lock-out or other provisions when we acquire a property that materially restrict us from selling such property or our interest in such property for a period of time. This may limit our ability to change our portfolio quickly in response to adverse changes in the performance of any such property or economic or market trends. In addition, U.S. federal tax laws that impose a 100% excise tax on gains from sales of dealer property by a REIT (generally, property held for sale, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions could adversely affect our results of operations and financial condition.

Investments in real properties carry certain litigation risks at the property level that may reduce our profitability and the return on your investment.

The acquisition, ownership and disposition of real properties carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired by us in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of our efforts to maximize sale proceeds. Similarly, successful buyers may later sue us under various damages theories, including tort claims, for losses associated with latent defects or other problems not uncovered in due diligence.

We may make a substantial amount of joint venture investments, including with Inland affiliates. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We may make joint venture investments with third parties and, subject to the requirements in our charter, co-invest in the future with Inland affiliates or third parties in partnerships or other entities that own real properties. We may enter into joint ventures as part of an acquisition with the seller of the properties. We may acquire non-controlling interests or shared control interests in joint ventures. Even if we have some control in a joint venture, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In some cases, our joint venture partner may be entitled to property management fees, promote or other incentive fee payments as part of the arrangement of the joint venture. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

We may co-invest with Inland Programs in certain types of debt investments in which we do not have control rights or rights over major decisions. In such cases our Advisor and/or the Inland Program may make decisions that are not in our best interest. In addition, in connection with any investments in which we participate alongside any Inland Programs, our Advisor may decline to exercise, or delegate to a third party, certain control, foreclosure and similar governance rights relating to such shared investments for legal, tax, regulatory or other reasons. There is no guarantee that we will be able to co-invest with any Inland Program. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Inland Programs.

If we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a joint venture partner subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. In some joint ventures we may be obligated to buy all or a portion of our joint venture partner’s interest in connection with a crystallization event, and we may be unable to finance such a buy-out when such crystallization event occurs, which may result in interest or other penalties accruing on the purchase price. If we buy our joint venture partner’s interest we will have increased exposure in the underlying investment. The price we use to buy our joint venture partner’s interest or sell our interest will typically be determined by negotiations between us and our joint venture partner, and there is no assurance that such price will be representative of the value of the underlying property or equal to our then-current valuation of our interest in the joint venture that is used to calculate our NAV. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason, or if our interest is subject to a right of first refusal of our joint venture partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with Inland affiliates may also entail further conflicts of interest. Joint venture partners may receive ongoing fees in connection with providing service to the joint venture or its properties, including promote payments, beyond their equity investment, which would reduce the amount of our economic interest.

Some additional risks and conflicts related to our joint venture investments (including joint venture investments with Inland affiliates) include:

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The joint venture partner could have economic or other interests that are inconsistent with or different from our interests, including interests relating to the financing, management, operation, leasing or sale of the assets purchased by such joint venture.

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Our joint venture partners may receive ongoing fees from our joint ventures, including promote payments and potential buyouts of their equity investments, all of which may reduce amounts otherwise payable to us.

•	Tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner could cause it to want to take actions contrary to our interests.

•	The joint venture partner could have joint control or joint governance of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours.

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Under the joint venture arrangement, it is possible that neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of Inland.

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Under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we could be forced to sell our investment in the joint venture, or buy the joint venture partner’s share of the joint venture at a time when it would not otherwise be in our best interest to do so.

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Our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such joint venture partner not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time.

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Under the joint venture arrangement, we and the joint venture partner could each have preemptive rights in respect of future issuances by the joint venture, which could limit a joint venture’s ability to attract new third-party capital.

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Under the joint venture arrangement, we and the joint venture partner could be subject to lock-ups, which could prevent us from disposing of our interests in the joint venture at a time it determines it would be advantageous to exit.

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The joint venture partner could have a right of first refusal, tag-along rights, drag-along rights, consent rights or other similar rights in respect of any transfers of the ownership interests in the joint venture to third parties, which could have the effect of making such transfers more complicated or limiting or delaying us from selling our interest in the applicable investment.

Furthermore, we may have conflicting fiduciary obligations if we acquire properties with our affiliates or other related entities; as a result, in any such transaction we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

We may be subject to expenses and liabilities related to employees of certain portfolio entities owned by us.

We may acquire portfolio entities with employees and thereby become subject to expenses and liabilities related to such employees. These expenses and liabilities could include compensation, overhead and other administrative costs, as well as potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. We may also be subject to other operational risks from such employees, including cybersecurity risks or as a result of employee error or malfeasance. In addition, we may encounter unforeseen costs and expenses associated with acquiring such portfolio entities and such expenses may have an adverse effect on our results of operations.

We will rely on management companies to operate our properties and leasing agents to lease vacancies in our properties.

Our Advisor intends to hire management companies to manage our properties and leasing agents to lease vacancies in our properties. These management companies may be our partners in joint ventures that we enter into. The management companies will have significant decision-making authority with respect to the management of our properties. In cases where we use third-party property managers, our ability to direct and control how our properties are managed on a day-to-day basis may be limited. Thus, the success of our business may depend in large part on the ability of our management companies to manage the day-to-day operations and the ability of our leasing agents to lease vacancies in our properties. Any adversity experienced by, or problems in our relationship with, our management companies or leasing agents could adversely impact the operation and profitability of our properties.

We may be unable to renew leases as leases expire.

We may not be able to lease properties that are vacant or become vacant because a tenant decides not to renew its lease or by the continued default of a tenant under its lease. In addition, certain of the properties we acquire may have some level of vacancy at the time of acquisition. Certain other properties may be specifically suited to the particular needs of a tenant and may become vacant after we acquire them. Even if a tenant renews its lease or we enter into a lease with a new tenant, the terms of the new lease may be less favorable than the terms of the old lease. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the property’s leases. If we are unable to renew or enter into new leases promptly, or if the rental rates are lower than expected, our results of operations and financial condition will be adversely affected. For example, following the termination or expiration of a tenant’s lease there may be a period of time before we will begin receiving rental payments under a replacement lease. During that period, we will continue to bear fixed expenses such as interest, real estate taxes, maintenance, security, repairs and other operating expenses. In addition, declining economic conditions may impair our ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants may require us to make capital improvements to properties that would not have otherwise been planned. Any unbudgeted capital improvements that we undertake may divert cash that would otherwise be available for distributions or for satisfying repurchase requests. Ultimately, to the extent that we are unable to renew leases or relet space as leases expire, decreased cash flow from tenants will result, which could adversely impact our operating results.

We may be required to expend funds to correct defects or to make improvements before a tenant can be found for a property at an attractive lease rate or an investment in a property can be sold. No assurance can be given that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed on that property. These factors and others that could impede our ability to respond to adverse changes in the performance of our properties could significantly affect our financial condition and operating results.

Our properties may be leased at below-market rates under long-term leases.

We may seek to negotiate longer-term leases to reduce the cash flow volatility associated with lease rollovers, provided that contractual rent increases are generally included. In addition, where appropriate, we will seek leases that provide for operating expenses, or expense increases, to be paid by the tenants. These leases may allow tenants to renew the lease with pre-defined rate increases. If we do not accurately judge the potential for increases in market rental rates, or if our negotiated increases provide for a discount to then-current market rental rates (in exchange for lower volatility), we may set the rental rates of these long-term leases at levels such that even after contractual rental increases, the resulting rental rates are less than then-current market rental rates. Further, we may be unable to terminate those leases or adjust the rent to then-prevailing market rates. As a result, our income and distributions to our stockholders could be lower than if we did not enter into long-term leases.

Short-term leases expose us to the effects of declining market rent and could adversely impact our ability to make cash distributions to you.

To the extent we invest in any properties with short-term leases, such as student housing or self-storage properties, we may suffer losses if market rents decline. Thus, our ability to make distributions to you may be less certain than if we were to buy real estate with longer lease terms.

Certain of our real estate investments may not include title to the underlying land, exposing us to greater risks.

We may invest from time to time in real properties without acquiring title to the underlying land. This means that while we would have a right to use the property, we would not hold fee title to the underlying land. Accordingly, we would have no economic interest in the land or, in many instances the improvements located on the land, at the expiration of the ground lease, easement or permit. As the remaining term of a ground lease gets shorter, the prospect of expiration of the ground lease can result in a discount in its value and difficulty in subleasing the property. In addition, a default by us under the ground lease or easement could cause a termination of the ground lease or easement, which may adversely impact our investment performance. Finally, there are complexities associated with financing a ground leasehold or easement interest.

Certain of our tenants may be private companies, and their financial statements are not publicly available for stockholders to review.

Certain of our tenants are private companies, and as private companies, these tenants are not required to file reports with the SEC. Stockholders will not have any access to the financial statements of these tenants.

Certain of our properties may be specifically designed for use by their tenants, which could result in substantial re-leasing costs or a lower sale price.

Certain of our properties may be designed for use by their tenants. Accordingly, if any lease is terminated for any reason, or if the applicable tenant does not renew its lease, that property might not be marketable to a different tenant without substantial capital improvements or alterations. Also, if another tenant could not be found to occupy a property, the property might have to be subdivided and the property might not be fully leased, resulting in a loss of income from such unutilized space. Moreover, if we decide to sell a property, the sale price might be lower than expected because of the property’s limited suitability.

Certain of our leases may provide for a right of first offer or right of first refusal to purchase the respective property, which may make it more difficult to sell such properties.

Certain of our leases may provide for a right of first offer or right of first refusal to purchase the respective property. The existence of these rights of first offer and the rights of first refusal may make such properties more difficult to sell a third party.

Our properties may face significant competition.

We may face significant competition from owners, operators and developers of properties. Many of our properties will face competition from similar properties in the same market. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower prices than the space in our properties. If one of our properties were to lose an anchor tenant, this could impact the leases of other tenants, who may be able to modify or terminate their leases as a result.

We may experience material losses or damage related to our properties and such losses may not be covered by insurance.

We may experience material losses related to our properties arising from natural disasters, such as extreme weather events, climate change, earthquakes or floods, and acts of God, vandalism or other crime, faulty construction or accidents, fire, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, acts of terrorism or other catastrophes. We plan to carry insurance covering our properties under policies our Advisor deems appropriate. Our Advisor will select policy specifications and insured limits that it believes to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. Insurance policies on our properties may include some coverage for losses that are generally catastrophic in nature, such as losses due to terrorism, earthquakes and floods, but we cannot assure you that it will be adequate to cover all losses and some of our policies will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. In general, losses related to terrorism are becoming harder and more expensive to insure against. In some cases, the insurers exclude terrorism, in others the coverage against terrorist acts is limited, or available only for a significant price. A similar dynamic has been unfolding with respect to certain weather and fire events, with insurers excluding certain investments that have high risk of weather, earthquake or fire events. If the climate continues to warm, we expect the frequency and impact of weather-related events and conditions will increase as well. As a result, not all investments may be insured against terrorism, weather or fire. If we or one or more of our tenants experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Certain of these events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us or our Advisor.

We could become subject to liability for environmental violations, regardless of whether we caused such violations.

We could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or managers for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state and local environmental laws, ordinances and regulations, a current or former owner or manager of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes or petroleum products on, under, from or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred.

In addition, third parties may sue the owner or manager of a property for damages based on personal injury, natural resources, property damage or for other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of contamination on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. In addition, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants. There can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability, or that the environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land, by operations in the vicinity of the properties. There can be no assurance that these laws, or changes in these laws, will not have a material adverse effect on our business, results of operations or financial condition. We could also suffer losses if reserves or insurance proceeds prove inadequate to cover any such matters. The cost to perform any remediation, and the cost to defend against any related claims, could exceed the value of the relevant investment, and in such cases we could be forced to satisfy the claims from other assets and investments. We may have an indemnity from a third party purporting to cover these liabilities, but there can be no assurance as to the financial viability of any indemnifying party at the time a claim arises. We may also provide such an indemnity to a purchaser of a property, which could adversely affect the profitability of any such disposition. In addition, some environmental laws create a lien on a contaminated asset in favor of governments or government agencies for costs they may incur in connection with the contamination.

Our costs associated with complying with the Americans with Disabilities Act of 1990 (the “ADA”) may affect cash available for distributions.

Any domestic properties we acquire will generally be subject to the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We may not acquire properties that comply with the ADA or we may not be able to allocate the burden on the seller or other third party, such as a tenant, to ensure compliance with the ADA in all cases.

The properties we acquire will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Any properties we acquire will be subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Some of our leases may provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable (or may not be obligated) to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we are generally responsible for property taxes related to any vacant space. If we purchase student housing properties, the leases for such properties typically will not allow us to pass through real estate taxes and other taxes to residents of such properties. Consequently, any tax increases may adversely affect our results of operations at such properties.

We may be exposed to third party liability, which can reduce the performance of any associated investment.

The actions or omissions of any third party operator, employee, guest or resident of our properties may involve criminal or civil liability, which could result in liability to us as owners of, or lenders to, such properties, loss of or restrictions on required licenses, fines, litigation, reputational impact and other matters that may adversely affect our performance.

Certain of our investments may have additional capital requirements.

Certain of our investments, including those that may be in a development phase, if any, are expected to require additional financing to satisfy their working capital requirements or development strategies. The amount of such additional financing needed will depend upon the maturity and objectives of the particular asset, and such financings may be only available at an unfavorable rate at such time. Each round of financing (whether from us or other investors) is typically intended to provide enough capital to reach the next major milestone in an asset’s lifecycle. If the funds provided are not sufficient, additional capital may be required to be raised at a price unfavorable to the existing investors, including us. In addition, we may make additional debt and equity investments or exercise warrants, options, convertible securities or other rights that were acquired in the initial investment in such property in order to preserve our proportionate ownership when a subsequent financing is planned, or to protect our investment when such property’s performance does not meet expectations. The availability of capital is generally a function of capital market conditions that are beyond our control. There can be no assurance that we will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to provide sufficient additional capital with respect to an investment could adversely affect our performance.

Technological or other innovations may disrupt the markets and sectors in which we operate and subject us to increased competition or negatively impact the tenants of our properties and the value of our properties.

In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect us, tenants of our properties or our investments or alter the market practices that help frame our strategy. For example, the value of our healthcare facility properties may be affected by the expansion of telehealth and our medical office properties may be affected by competition from shared office spaces (including co-working environments). Any of these new approaches could damage our investments, significantly disrupt the market in which we operate and subject us to increased competition, which could materially and adversely affect our business, financial condition and results of investments. Moreover, given the pace of innovation in recent years, the impact on a particular investment may not be foreseeable at the time we make the investment. Furthermore, we could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.

Any self-storage investments will be subject to risks from fluctuating demand and competition in the self-storage industry.

Any self-storage investments will be subject to operating risks common to the self-storage industry, which include business layoffs or downsizing, industry slowdowns, relocation of businesses and changing demographics, changes in supply of, or demand for, similar or competing self-storage properties in an area and the excess amount of self-storage space in a particular market, changes in market rental rates and inability to collect rents from customers. The self-storage industry has at times experienced overbuilding in response to perceived increases in demand. A recurrence of overbuilding might cause our self-storage investments to experience a decrease in occupancy levels, as well as limit the ability to increase rents and offer discounted rents.

There is significant competition among self-storage owners and operators and from other storage alternatives.

Our self-storage properties will compete with other owners and operators of self-storage properties in its market. The number of competing self-storage properties in the market could have a material effect on occupancy levels, rental rates and on the operating expenses of each of our self-storage investments. It is possible that customers will move to existing or new self-storage facilities in the surrounding area, which could adversely affect the financial performance of such property. The continued development of new self-storage properties has intensified the competition among storage operators in many markets. If competitors build new facilities that compete with our properties or offer space at rental rates below the rental rates charged at our properties, such properties may lose potential customers and the tenant may be pressured to discount rental rates to retain customers.

We could be negatively impacted by the condition of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and by changes in government support for student housing.

Fannie Mae and Freddie Mac are a source of financing for student housing real estate in the United States. We expect to utilize loan programs sponsored by these entities as a key source of capital to finance our growth and our operations. In September 2008, the U.S. government increased its control of Fannie Mae and Freddie Mac and placed both companies into a government conservatorship under the Federal Housing Finance Agency. In December 2009, the U.S. Treasury increased its financial support for these conservatorships.

In February 2011, the Obama administration released its blueprint for winding down Fannie Mae and Freddie Mac and for reforming the system of housing finance. Since that time, members of Congress have introduced and Congressional committees have considered a substantial number of bills that include comprehensive or incremental approaches to winding down Fannie Mae and Freddie Mac or changing their purposes, businesses or operations. A decision by the U.S. government to eliminate or downscale Fannie Mae or Freddie Mac or to reduce government support for student housing more generally may adversely affect interest rates, capital availability, development of student housing communities and the value of student housing assets and, as a result, may adversely affect our future growth and operations. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the student housing sector’s derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of student housing assets, which could impair the value of a significant portion of student housing communities. Specifically, the potential for a decrease in liquidity made available to the student housing sector by Fannie Mae and Freddie Mac could:

•	make it more difficult for us to secure new takeout financing for any student housing development projects we acquire;

•	hinder our ability to refinance any completed student housing assets;

•	decrease the amount of available liquidity and credit that could be used to broaden our portfolio through the acquisition of student housing assets; and

•	require us to obtain other sources of debt capital with potentially different terms.

Any student housing operations will be subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry.

Residential leases typically have terms of 12 months, all of which begin and end on the same schedule. Accordingly, each student housing property must be entirely re-leased to residents each year, exposing us, to increased leasing risk. In addition, student housing properties are typically leased during a limited leasing season. Each student housing property therefore will be highly dependent on the effectiveness of its property manager’s marketing and leasing efforts and personnel during this season.

Additionally, residents may be more likely to default on their lease obligations during the summer months, which could further reduce our revenues during this period. Although each of the property managers will typically require the residential leases to be guaranteed by a parent, we may have to spend considerable effort and expense in pursuing payment upon defaulted leases, and such efforts may not be successful.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live on campus, the demand for beds at our student housing properties may be reduced and occupancy rates may decline. While our property managers may engage in marketing efforts to compensate for such change in admission policies, the property managers may not be able to affect such marketing efforts prior to the commencement of the annual lease-up period, or its additional marketing efforts may not be successful.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of a student housing property. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, a student housing property may have an adverse effect on both on-campus and off-campus businesses.

The financial performance of any student housing properties will be dependent upon the residents.

The financial performance of any student housing properties will depend on the performance of the residents and their payment of rent under their respective residential leases. Additionally, residents of student housing are inherently transient and the student housing properties will face significant resident turnover as students graduate or otherwise cease to attend the respective universities. If a large number of residents default or become unable to make rental payments when due, decide not to renew their residential agreements or decide to terminate their residential agreements, this could result in a significant reduction in rental revenues, which could require us to contribute additional capital or obtain alternative financing to meet obligations under our loans. In addition, the costs and time involved in enforcing rights under a residential lease with a resident, including eviction and re-leasing costs, may be substantial and could be greater than the value of such residential lease. There can be no assurance that we will be able to successfully pursue and collect from defaulting residents or re-let the premises to new residents without incurring substantial costs, if at all.

Our ability to retain and attract tenants and to increase rental rates as necessary will depend on factors both within and beyond our control. These factors include changing student housing and demographic trends and traffic patterns, the availability and rental rates of competing dormitories or private residential space, general and local economic conditions, the growth and success of the respective universities, and the financial viability of the residents.

The loss of residents and the inability to maintain favorable rental rates with respect to a student housing property would adversely affect our viability and the value of such property. Although insurance will be obtained with respect to the student housing properties to cover casualty losses and general liability and business interruption, no other insurance will be available to cover losses from ongoing operations. The occurrence of a casualty resulting in damage to a student housing property could decrease or interrupt the payment of residents’ rent at such property.

Increased competition and increased affordability of private student housing could limit our ability to retain residents, lease units or increase or maintain rents.

The student housing sector is highly competitive. We expect to face competition from many sources, including public dormitories and other private student housing, both in the immediate vicinity and in the geographic market where our properties may be located. Any student housing properties’ competitors may have greater experience and financial resources than we do, giving them an advantage in attracting tenants to their properties. In addition, universities may provide new or updated student housing facilities that have advantages over our student housing properties or private student housing in general, such as affordability and proximity to campus. If the costs of college education continue to rise, students at the universities may be unwilling or unable to afford luxury private student housing and may choose more cost-effective housing as an alternative to our student housing properties. Competitors may be willing to offer units at rental rates below the rental rates at our properties, which may cause us to lose residents and to reduce rental rates to retain existing residents or convince new residents to lease space at the property. In the event that residents are unable to pay rent or satisfy their obligations under their leases, we may experience loss of income.

We may be adversely affected by trends in the office real estate industry.

We may acquire medical office buildings or other types of office properties. Some businesses are rapidly evolving to make employee telecommuting, flexible work schedules, open workplaces and teleconferencing increasingly common. These practices enable businesses to reduce their space requirements. A continuation of the movement towards these practices could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations, each of which could have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our stockholders.

The hospitals on or near the campus where our medical office buildings are located and their affiliated health systems could fail to remain competitive or financially viable, which could adversely impact their ability to attract physicians and other healthcare-related tenants to our medical office buildings.

We may acquire medical office buildings in the future. Our medical office building operations will generally depend on the competitiveness and financial viability of the hospitals on or near the campus where our medical office buildings are located and their ability to attract physicians and other healthcare-related tenants to our medical office buildings. The viability of these hospitals, in turn, depends on factors such as the quality and mix of healthcare services provided, competition for patients, physicians and physician groups, demographic trends in the surrounding community, market position and growth potential, as well as the ability of the affiliated health systems to provide economies of scale and access to capital. If a hospital on or near the campus where one of our medical office buildings is located fails or becomes unable to meet its financial obligations, and if an affiliated health system is unable to support that hospital, the hospital may be unable to compete successfully or could be forced to close or relocate, which could adversely impact its ability to attract physicians and other healthcare-related clients. To the extent that we rely on proximity to and affiliations with hospitals to create leasing demand in our medical office buildings, our medical office buildings operating results could be materially and adversely affected by a hospital’s inability to remain competitive or financially viable, or to attract physicians, physician groups and other healthcare-related tenants.

Any healthcare facilities in which we invest and our tenants may be unable to compete successfully, which could negatively affect our tenants’ businesses and ability to pay rent to us.

Any healthcare facilities in which we invest will often face competition from nearby hospitals and other healthcare facilities that provide comparable services, including urgent care and primary care facilities as well as home healthcare companies. These competitors may have greater geographic coverage, better access to physicians and patients and provide or are perceived to provide higher quality services. From time to time and for reasons beyond our control, managed care organizations may change their lists of preferred hospitals or in-network physicians, which may favor our tenants’ competitors. Furthermore, our tenants may lose physicians to their competitors or an increase in telehealth services could reduce the need for healthcare facilities. Any reduction in rental revenues resulting from the inability of our tenants or their associated healthcare delivery systems to compete or due to a reduced need for healthcare facilities generally may have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

We may invest in healthcare-related properties subject to net leases, which could subject us to losses.

We may invest in healthcare-related properties subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in healthcare-related or medical office properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate. In addition, we may have limited oversight into the operations or the managers of these properties, subject to the terms of the net leases.

Certain healthcare-related or medical office properties subject to net leases in which we may invest may be occupied by a single tenant and, therefore, the success of such investments is largely dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and reletting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms, and thus there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

Any investments in life sciences properties are subject to unique risks.

Life science properties and their tenants are subject to a number of unique risks, the occurrence of any could adversely affect our results of operations and financial condition. In particular, life science tenants are subject to a number of risks unique to their industry, including (a) high levels of regulation including increasing government price controls and other healthcare cost containment measures, (b) failures in the safety and efficacy of their products, (c) significant funding requirements for product research and development, and (d) changes in technology, patent expiration, and intellectual property protection. These risks may adversely affect their ability to make rental payments to us or satisfy their other lease obligations and consequently may materially adversely affect property revenue and valuation.

In addition, improvements to life science properties are typically more costly than improvements to traditional office space or other property types. Many life science properties generally contain infrastructure improvements that are significantly more costly than improvements to other property types. Typical improvements include (a) reinforced concrete floors, (b) upgraded roof loading capacity, (c) increased floor-to-ceiling heights, (d) heavy-duty HVAC systems, (e) enhanced environmental control technology, (f) significantly upgraded electrical, gas, and plumbing infrastructure, and (g) laboratory benches.

Further, life sciences tenants may engage in research and development activities that involve controlled use of hazardous materials, chemicals, and biological and radioactive compounds. In the event of contamination or injury from the use of these hazardous materials, we could be held liable for damages that result. This liability could exceed our resources and any recovery available through any applicable insurance coverage, which could adversely affect our ability to make distributions to our stockholders. Together with our tenants, we must comply with federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of hazardous materials and waste products. Failure to comply with these laws and regulations, or changes thereto, could adversely affect our business or our tenants’ businesses and their ability to make rental payments to us.

Adverse trends in the healthcare service industry may negatively affect our revenues.

The financial performance of each healthcare property depends on the ability of the tenants to generate sufficient income from its operations to make rent payments. As part of the healthcare service industry, tenants face a wide range of economic, competitive, government reimbursement and regulatory pressures and constraints. In addition, the healthcare service industry in which tenants operate may be affected by various trends, including the following: trends in the method of delivery of healthcare services; competition among healthcare providers; lower reimbursement rates from government and commercial payors, high uncompensated care expense, investment losses and limited admissions growth pressuring operating profit margins for healthcare providers; liability insurance expense; regulatory and government reimbursement uncertainty resulting from the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010; health reform initiatives to address healthcare costs through expanded value-based purchasing programs, bundled provider payments, accountable care organizations, state health insurance exchanges, increased patient cost-sharing, geographic payment variations, comparative effectiveness research, and lower payments for hospital readmissions; federal and state government plans to reduce budget deficits and address debt ceiling limits by lowering healthcare provider Medicare and Medicaid payment rates, while requiring increased patient access to care; congressional efforts to reform the Medicare physician fee-for-service formula that dictates annual updates in payment rates for physician services; heightened health information technology security standards for healthcare providers; and potential tax law changes affecting non-profit providers. These changes, among others, may adversely affect the economic performance of our tenants and, in turn, negatively affect the revenues and the value of our healthcare properties.

Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of certain tenants and hinder their ability to make rent payments.

Sources of revenue for certain tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by such tenants. In addition, the healthcare billing rules and regulations are complex, and the failure of the tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government sponsored payment programs. Moreover, the state and federal governmental healthcare programs are subject to reductions by state and federal legislative actions.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. It is possible that the tenants will continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to managed care payors and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement to managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. In 2014, state insurance exchanges were implemented, thus providing a new mechanism for individuals to obtain insurance. At this time, the number of payors that are participating in the state insurance exchanges varies, and in some regions there are very limited insurance plans available for individuals to choose from when purchasing insurance. In addition, not all healthcare providers will maintain participation agreements with the payors that are participating in the state health insurance exchange. Therefore, it is possible that tenants may incur changes in their reimbursements if they do not have participation agreements with the state insurance exchange payors and a large number of individuals elect to purchase insurance from the state insurance exchange. Further, the rates of reimbursement from the state insurance exchange payors to healthcare providers will vary greatly. The rates of reimbursement will be subject to negotiation between the healthcare provider and the payor, which may vary based upon the market, the healthcare provider’s quality metrics, the number of providers participating in the area and the patient population, among other factors. Therefore, it is uncertain whether healthcare providers will incur a decrease in reimbursement from the state insurance exchange, which may impact tenants’ operations and ability to pay rent. In addition, the health insurance exchange provides a subsidy for some individuals to obtain insurance depending upon the individual’s income and a number of other factors.

In addition, the healthcare legislation passed in 2010 included new payment models with new shared savings programs and demonstration programs that include bundled payment models and payments contingent upon reporting on satisfaction of quality benchmarks. The new payment models will likely change how physicians are paid for services. These changes could have a material adverse effect on the financial condition of our healthcare tenants. The financial impact on healthcare tenants could restrict their ability to make rent payments, which would have a material adverse effect on our financial condition and results of operations and our ability to pay distributions.

The healthcare industry is heavily regulated and new laws or regulations, changes to existing laws or regulations, loss of licensure, failure to obtain licensure or other industry developments could result in the inability of the tenants of our healthcare properties to pay rent.

The healthcare industry is heavily regulated by federal, state and local governmental bodies. The tenants in our healthcare properties generally will be subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, and relationships with physicians and other referral sources. Changes in these laws and regulations or the tenants’ failure to comply with these laws and regulations could negatively affect the ability of these tenants to make lease payments to us. Many of our healthcare properties and their tenants may require a license or certificate of need, or “CON,” to operate. Failure to obtain a license or CON, or loss of a required license or CON, would prevent a facility from operating in the manner intended by the tenant. These events could materially adversely affect our tenants’ ability to make rent payments to us. We cannot predict the impact of state CON laws or similar laws on the operations of our tenants. In addition, state CON laws often materially impact the ability of competitors to enter into the marketplace of our healthcare properties. The repeal of CON laws could allow competitors to freely operate in previously closed markets. This could negatively affect our tenants’ abilities to make lease payments to us.

The healthcare industry currently is experiencing rapid regulatory changes and uncertainty; changes in the demand for and methods of delivering healthcare services; changes in third-party reimbursement policies; expansion of insurance providers into patient care; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by governmental authorities. These factors may adversely affect the economic performance of some or all of our healthcare tenants and, in turn, our performance.

We may be exposed to the risks of investing in senior living properties.

We may invest in senior living properties, including but not limited to assisted care and memory care facilities. Revenues from senior living facilities are primarily driven by occupancy and private pay rates. A weakened economy may have an adverse effect on the residents of these properties. If the operations’ cash flows are materially adversely impacted by economic conditions, these properties’ revenues and operations may be adversely affected. Additionally, senior living facilities may be subject to a reduced availability of labor and increased employee costs and are subject to operational hazards and health-related risks, each of which may be exacerbated by the persistence of COVID-19. Finally, government reimbursement has, and may continue to, come under pressure due to reimbursement cuts and state budget shortfalls. This could have a negative impact on the industry and impact the value of senior living properties. Senior living properties are generally subject to varying levels of federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations and standards and may require licenses, registrations or certificates of need to operate. Failure to comply with any of these laws, regulations or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension, decertification or exclusion from federal and state health care programs, loss of license or closure of the facility. Such actions may adversely affect on the profitability of these facilities and the value of our investment in them.

There are inherent risks in the senior living sector.

We will be subject to the risks generally incident to the ownership of independent living, assisted living and memory care facilities. Several factors may adversely affect the economic performance and value of the properties in the senior living sector. The following details certain inherent risks.

•	Increases in newly developed senior living communities and other competitive factors may have a material adverse effect on our senior living properties.

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The current trend for seniors to delay moving to senior living communities until they require greater care or to forgo moving to senior living communities altogether could have a material adverse effect on our senior living properties’ business, financial condition and results of operations.

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Circumstances that adversely affect the ability of seniors or their families to pay for senior living services, such as economic downturns, softness in the U.S. housing market, higher levels of unemployment among resident family members, lower levels of consumer confidence, stock market volatility and/or changes in demographics, could cause our senior living properties’ occupancy rates, revenues and results of operations to decline.

•	The senior living sector is subject to extensive regulation, which may require us to incur significant costs and may cause us to experience losses.

•	The nature of the senior living sector exposes us to litigation and regulatory and government proceedings.

The current trend for seniors to delay moving to senior living communities until they require greater care or to forgo moving to senior living communities altogether could have a material adverse effect on our business, financial condition and results of operations.

Seniors have been increasingly delaying their moves to senior living communities until they require greater care, and increasingly forgoing moving to senior living communities altogether. Further, rehabilitation therapy and other services are increasingly being provided to seniors on an outpatient basis or in seniors’ personal residences in response to market demand and government regulation, which may increase the trend for seniors to delay moving to senior living communities. Such delays may cause decreases in occupancy rates and increases in resident turnover rates at any senior living properties. Moreover, older aged persons may have greater care needs and require higher acuity services, which may increase our cost of business or result in lost business and shorter stays at our senior living properties if we are not able to provide the requisite care services or fail to adequately provide those services. These trends may negatively impact any senior living properties’ occupancy rates, revenues and cash flows and their results of operations. Further, if we are unable to offset lost revenues from these trends by providing and growing other revenue sources, such as new or increased service offerings to seniors, our senior living properties may be unprofitable and we may receive lower returns and rent and the value of the senior living facilities may decline.

Increases in labor costs at senior living properties may have a material adverse effect on us.

Wages and employee benefits associated with the operations of managed senior living communities represent a significant part of managed senior living communities’ operating expenses. The U.S. labor market has been experiencing an extended period of low unemployment. Further, there has been recent legislation enacted and proposed legislation to increase the minimum wage in certain jurisdictions. This, in turn, has put upward pressure on wages. Our property managers will compete with other senior living community operators, among others, to attract and retain qualified personnel responsible for the day to day operations of the property, and senior living facilities have been experiencing increasing labor costs. We cannot be sure that labor costs at our properties will not similarly increase or that any increases will eventually be recovered by corresponding increases in the rates charged to residents or otherwise. Any significant failure by our property managers to prudently control labor costs or to pass any increases on to residents through rate increases could have a material adverse effect on the business, financial condition and results of operations of the property.

The market for qualified nurses, therapists and other healthcare professionals is highly competitive, and periodic or geographic area shortages of such healthcare professionals may require our property managers to increase the wages and benefits they offer to their employees in order to attract and retain such personnel or to utilize temporary personnel at an increased cost. Moreover, the low level of unemployment in the United States currently may result in our property managers being unable to fully staff its senior living communities or having to pay overtime to adequately staff its senior living communities.

In addition, employee benefit costs, including health insurance and workers’ compensation insurance costs, have materially increased in recent years and we cannot predict the future impact of the Affordable Care Act (“ACA”), or the possible future repeal, replacement or modification of the ACA, on the cost of employee health insurance. Our property managers’ employee health insurance and workers’ compensation insurance reserves may prove to be inadequate. Increasing employee health insurance and workers’ compensation insurance costs and increasing insurance reserves for labor related insurance may be considered property operating expenses under the property management agreement and as such may materially and adversely affect the financial performance of the property.

Federal, state and local employment related laws and regulations could increase the cost of doing business at our senior living properties, and our property managers may fail to comply with such laws and regulations.

The operations at our senior living properties will be subject to a variety of federal, state and local employment related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, the Family and Medical Leave Act, overtime pay, compensable time, recordkeeping and other working conditions, and a variety of similar laws that govern these and other employment related matters. Because labor represents a significant portion of operating expenses at senior living facilities, compliance with these evolving laws and regulations could substantially increase the cost of doing business at our senior living properties, while failure to do so could subject the property manager and us to significant back pay awards, fines and lawsuits. Our property manages’ failure to comply with federal, state and local employment related laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The nature of the senior living sector will expose us and our property managers to litigation and regulatory and government proceedings.

We and our property managers could in the future be involved in claims, lawsuits and regulatory and government audits, investigations and proceedings arising in the ordinary course of their business, some of which may involve material amounts. The defense and resolution of such claims, lawsuits and other proceedings may require us and our property managers to incur significant expenses. In several well publicized instances, private litigation by residents of senior living communities for alleged abuses has resulted in large damage awards against senior living companies. Some lawyers and law firms specialize in bringing litigation against senior living community operators. As a result of this litigation and potential litigation, the cost of our and our property managers’ liability insurance could increase. Medical liability insurance reform has at times been a topic of political debate, and some states have enacted legislation to limit future liability awards. However, such reforms have not generally been adopted, and our and our property managers’ insurance costs may increase. Increasing liability insurance costs could have a material adverse effect on our senior living properties’ business, financial condition and results of operations which could impact the returns to us.

Depressed U.S. housing market conditions may reduce the willingness or ability of seniors to relocate to our senior living properties.

Downturns or stagnation in the U.S. housing market could adversely affect the ability, or perceived ability, of seniors to afford our senior living properties’ resident fees as prospective residents frequently use the proceeds from the sale of their homes to cover the cost of such fees. If seniors have a difficult time selling their homes, their ability to relocate to our senior living properties or finance their stays at such properties with private resources could be adversely affected. If U.S. housing market conditions reduce seniors’ willingness or ability to relocate to our senior living properties, the occupancy rates, revenues and cash flows at such properties could be negatively impacted.

Our property managers may fail to comply with laws relating to the operation of our senior living properties.

We and our properties managers are subject to, or impacted by, extensive and frequently changing federal, state and local laws and regulations, including: licensure laws; laws protecting consumers against deceptive practices; laws relating to the operation of our senior living properties and how our property managers conduct their operations, such as with respect to health and safety, fire and privacy matters; laws affecting communities that participate in Medicaid; laws affecting skilled nursing facilities, clinics and other healthcare facilities that participate in both Medicare and Medicaid which mandate allowable costs, pricing, reimbursement procedures and limitations, quality of services and care, food service; resident rights laws (including abuse and neglect laws) and fraud laws; anti-kickback and physician referral laws; the Americans with Disabilities Act and similar laws; and safety and health standards established by the Occupational Safety and Health Administration.

Our property managers will need to expend significant resources to maintain compliance with these laws and regulations. However, if our property managers are alleged to fail, or do fail, to comply with applicable legal requirements, they may have to expend significant resources to respond to such allegations, and if they are not permitted or are unable to cure deficiencies, certain sanctions may be imposed which may adversely affect the profitability of the senior living property and our property managers’ ability to obtain, renew or maintain licenses at such property. Changes in applicable regulatory frameworks could also have similar adverse effects.

We may invest in properties where revenues are dependent on funding from government programs.

We may invest in residential properties where revenues are fully or partially dependent on funding from government programs, including affordable housing programs and Medicare or Medicaid reimbursements. Given this reliance, the performance of such properties is susceptible to risks associated with governmental programs and funding generally, including changing political support for different kinds of programs, temporary cessations in funding due to delays in legislative or bureaucratic processes, and ongoing governmental audits or inspections.

Our retail tenants will face competition from numerous retail channels and will be subject to the overall health of the economy.

Retailers leasing our properties will face continued competition from shopping via the internet, discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators and television shopping networks. Additionally, a number of retail leases, in addition to or in lieu of base rent, may include a provision for percentage rent that is dependent upon the amount of a tenant’s sales. Rental income attributable to leases with percentage rent provisions may decrease as competition increases and may decrease in a general economic downturn that adversely affects tenant sales. Furthermore, to the extent that an epidemic, such as COVID-19, results in a “shelter-in-place” order or similar restriction on travel or business operations, the revenues and values of retail properties may decrease. Such competition and economic conditions could adversely affect our tenants and, consequently, our revenues and funds available for distribution.

Leases with retail tenants may restrict us from re-leasing space.

Many leases with retail tenants contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.

General Risks Related to Investments in Real Estate-Related Securities

Investments in real estate debt are subject to risks including various credit risks and early redemption features, which may materially adversely affect our results of operations and financial condition.

The debt and other interests in which we may invest may include secured or unsecured debt at various levels of an issuer’s capital structure. The real estate debt in which we may invest may not be protected by financial covenants or limitations upon additional indebtedness, may be illiquid or have limited liquidity, and may not be rated by a credit rating agency. Real estate debt is also subject to other creditor risks, including (i) the possibility that the debt will be uncollectible on account of applicable bankruptcy or similar laws affecting the enforcement of creditors’ rights, (ii) so-called lender liability claims by the issuer of the obligation and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Our investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions, which could result in the issuer repaying the principal on an obligation held by us earlier than expected, resulting in a lower return to us than anticipated, or reinvesting in a new obligation at a lower return to us.

Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.

Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, and making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of issuers and real estate collateral relating to our investments and may include economic and market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals (including average occupancy and room rates for hotel properties), the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, political events, trade barriers, currency exchange controls, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity (including restrictions on travel or quarantines imposed), environmental liabilities, contingent liabilities on disposition of assets, acts of God, terrorist attacks, war, real estate values generally and other factors that are beyond the control of our Advisor. Such changes may develop rapidly, and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments, which could cause rapid and large fluctuations in the values of such investments. There can be no assurance that there will be a ready market for the resale of our debt investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us.

Our Advisor cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the Global Financial Crisis, which has resulted in a modification to certain loan structures and market terms. These changes in loan structures or market terms may make it more difficult for us to monitor and evaluate investments.

The operating and financial risks of issuers and the underlying default risk across capital structures may adversely affect our results of operations and financial condition.

Our securities investments will involve credit or default risk, which is the risk that an issuer or borrower will be unable to make principal and interest payments on its outstanding debt when due. The risk of default and losses on real estate debt instruments will be affected by a number of factors, including global, regional and local economic conditions, interest rates, the commercial real estate market in general, an issuer’s equity and the financial circumstances of the issuer, as well as general economic conditions. Such default risk will be heightened to the extent we make relatively junior investments in an issuer’s capital structure since such investments are structurally subordinate to more senior tranches in such issuer’s capital structure, and our overall returns would be adversely affected to the extent one or more issuers is unable to meet its debt payment obligations when due. To the extent we hold an equity or “mezzanine” interest in any issuer that is unable to meet its debt payment obligations, such equity or mezzanine interest could become subordinated to the rights of such issuer’s creditors in a bankruptcy. See “—We may invest in subordinated debt, which is subject to greater credit risk than senior debt” below. Furthermore, the financial performance of one or more issuers could deteriorate as a result of, among other things, adverse developments in their businesses, changes in the competitive environment or an economic downturn. As a result, underlying properties or issuers that we expected to be stable may operate, or expect to operate, at a loss or have significant fluctuations in ongoing operating results, may otherwise have a weak financial condition or be experiencing financial distress and subject our investments to additional risk of loss and default.

Our debt investments will face prepayment risk and interest rate fluctuations that may adversely affect our results of operations and financial condition.

During periods of declining interest rates, the issuer of a security or borrower under a loan may exercise its option to prepay principal earlier than scheduled, forcing us to reinvest the proceeds from such prepayment in lower-yielding securities or loans, which may result in a decline in our return. Debt investments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met. An issuer may choose to redeem debt if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. In addition, the market price of our investments will change in response to changes in interest rates and other factors. During periods of declining interest rates, the market price of fixed-rate debt investments generally rises. Conversely, during periods of rising interest rates, the market price of such investments generally declines. The magnitude of these fluctuations in the market price of debt investments is generally greater for securities with longer maturities. If the U.S. Federal Reserve or other relevant central banks increase benchmark interest rates, this could also negatively impact the price of debt instruments and could adversely affect the value of our investments and the NAV of our shares.

Reinvestment risk could affect the price for our shares or their overall returns.

Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called securities at market interest rates that are below our real estate debt portfolio’s then-current earnings rate. A decline in income could affect the NAV of our shares or their overall returns.

Some of our securities investments may become distressed, which securities would have a high risk of default and may be illiquid.

Although it is generally anticipated that our investments in real estate-related securities will focus primarily on non-distressed real estate (based on our belief that there is a high likelihood of repayment), our investments may become distressed following our acquisition thereof. Additionally, we may invest in real estate-related instruments that we believe are available to purchase at “discounted” rates or “undervalued” prices. Purchasing real estate-related investments at what may appear to be “undervalued” or “discounted” levels is no guarantee that these investments will generate attractive returns to us or will not be subject to further reductions in value. There is no assurance that such investments can be acquired at favorable prices, that such investments will not default or that the market for such interests will improve. In addition, the market conditions for real estate-related investments may deteriorate further, which could have an adverse effect on the performance of our investments.

During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Securities of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities of companies not experiencing financial difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. There is no assurance that our Advisor will correctly evaluate the value of the assets collateralizing such investments or the prospects for a successful reorganization or similar action.

These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy or other similar administrative proceedings, or may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, an extension of the term, a substantial reduction in the interest rate, a substantial writedown of the principal of such investment and other concessions, which could adversely affect our returns on the investment. There is a possibility that we may incur substantial or total losses on our investments and in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment therein.

Under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transactions under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions we held, or may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the “cramdown” provisions of the bankruptcy laws.

However, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such investment, replacement “takeout” financing will not be available, resulting in an inability by the issuer to repay the investment. Although unlikely, it is possible that our Advisor may find it necessary or desirable to foreclose on collateral securing one or more real estate debt instruments we acquire. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action, which often prolongs and complicates an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing, management, development and other operations of the property. In the event we foreclose on an investment, we will be subject to the risks associated with owning and operating real estate.

We may invest in subordinated debt, which is subject to greater credit risk than senior debt.

We may from time to time invest in debt instruments, including junior tranches of commercial mortgage-backed securities (“CMBS”), “mezzanine” loans, junior mortgage loans or mortgage loan participations, that are subordinated in an issuer’s capital structure. To the extent we invest in subordinated debt of an issuer’s capital structure, including subordinated CMBS bonds or other “mezzanine” debt, such investments and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of holders of more senior tranches in an issuer’s capital structure and, to the extent applicable, contractual inter-creditor, co-lender and participation agreement provisions.

Investments in subordinated debt involve greater credit risk of default and loss than the more senior classes or tranches of debt in an issuer’s capital structure. Subordinated tranches of debt instruments (including CMBS) absorb losses from default before other more senior tranches of such instruments, which creates a risk particularly if such instruments (or securities) have been issued with little or no credit enhancement or equity. As a result, to the extent we invest in subordinate debt instruments (including CMBS), we would likely receive payments or interest distributions after, and must bear the effects of losses or defaults before, the holders of other more senior tranches of debt instruments with respect to such issuer.

We may invest in commercial mortgage loans that are non-recourse in nature and include limited options for financial recovery in the event of default.

We may invest from time to time in commercial mortgage loans, including mezzanine loans and B-notes, which are secured by multifamily, commercial or other properties and are subject to risks of delinquency and foreclosure and risks of loss. Commercial real estate loans are generally not fully amortizing, which means that they may have a significant principal balance or balloon payment due on maturity. Full satisfaction of the balloon payment by a commercial borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, as well as other factors such as the value of the property, the level of prevailing mortgage rates, the borrower’s equity in the property and the financial condition and operating history of the property and the borrower. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a commercial borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan secured by an income-producing property will depend upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Furthermore, we may not have the same access to information in connection with investments in commercial mortgage loans, either when investigating a potential investment or after making an investment, as compared to investments in direct real estate.

Commercial mortgage loans are usually non-recourse in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited in nature. To the extent the underlying default rates increase with respect to the pool or tranche of commercial real estate loans in which we invest, the performance of our investments related thereto may be adversely affected. Default rates and losses on commercial mortgage loans will be affected by a number of factors, including global, regional and local economic conditions in the area where the mortgage properties are located, the borrower’s equity in the mortgage property, the financial circumstances of the borrower, tenant mix and tenant bankruptcies, property management decisions, including with respect to capital improvements, property location and condition, competition from other properties offering the same or similar services, environmental conditions, real estate tax rates, operating expenses, governmental rules, regulations and fiscal policies, acts of God, terrorism, social unrest and civil disturbances. A continued decline in specific commercial real estate markets and property valuations may result in higher delinquencies and defaults and potentially foreclosures. In the event of default, the lender will have no right, other than customary recourse carveouts, to assets beyond collateral attached to the commercial mortgage loan.

In the event of any default under a mortgage or real estate loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on our profitability. In the event of the bankruptcy of a mortgage or real estate loan borrower, the mortgage or real estate loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage or real estate loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Additionally, in the event of a default under any senior debt, the junior or subordinate lender generally forecloses on the equity, purchases the senior debt or negotiates a forbearance or restructuring arrangement with the senior lender in order to preserve its collateral.

Certain risks associated with CMBS may adversely affect our results of operations and financial condition.

We may invest a portion of our assets in pools or tranches of CMBS, including horizontal and other risk-retention investments. The collateral underlying CMBS generally consists of commercial mortgages on real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels, and which from time to time may include assets or properties owned directly or indirectly by one or more Inland Programs. CMBS have been issued in a variety of issuances, with varying structures including senior and subordinated classes. The commercial mortgages underlying CMBS generally face the risks described above in “—We may invest in commercial mortgage loans that are non-recourse in nature and include limited options for financial recovery in the event of default.”

Mortgage-backed securities may also have structural characteristics that distinguish them from other securities. The interest rate payable on these types of securities may be set or effectively capped at the weighted-average net coupon of the underlying assets themselves. As a result of this cap, the return to investors in such a security would be dependent on the relevant timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In general, early prepayments will have a greater impact on the yield to investors. Federal and state law may also affect the return to investors by capping the interest rates payable by certain mortgagors. Certain mortgage-backed securities may provide for the payment of only interest for a stated period of time. In addition, in a bankruptcy or similar proceeding involving the originator or the servicer of the CMBS (often the same entity or an affiliate), the assets of the issuer of such securities could be treated as never having been truly sold to the issuer and could be substantively consolidated with those of the originator, or the transfer of such assets to the issuer could be voided as a fraudulent transfer.

The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our CMBS investments quickly. Additionally, certain of our securities investments, such as horizontal or other risk-retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell such investments.

Concentrated CMBS investments may pose specific risks beyond the control of our Advisor that may adversely affect our results of operations and financial condition.

Default risks with respect to CMBS investments may be further pronounced in the case of single-issuer CMBS or CMBS secured by a small or less diverse collateral pool, such as single-asset, single-borrower CMBS. At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, regions or foreign countries. As a result, such investments may be more susceptible to geographic risks relating to such areas, including adverse economic conditions, declining home values, adverse events affecting industries located in such areas and other factors beyond the control of our Advisor relative to investments in multi-issuer CMBS or a pool of mortgage loans having more diverse property locations.

There are certain risks associated with the insolvency of obligations backing CMBS and other investments.

The real estate loans backing CMBS and other investments may be subject to various laws enacted in the jurisdiction or state of the borrower for the protection of creditors. If an unpaid creditor files a lawsuit seeking payment, the court may invalidate all or part of the borrower’s debt as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower in satisfaction of such indebtedness, based on certain tests for borrower insolvency and other facts and circumstances, which may vary by jurisdiction. There can be no assurance as to what standard a court would apply in order to determine whether the borrower was “insolvent” after giving effect to the incurrence of the indebtedness constituting the mortgage backing the CMBS and other investments, or that regardless of the method of valuation, a court would not determine that the borrower was “insolvent” after giving effect to such incurrence. In addition, in the event of the insolvency of a borrower, payments made on such mortgage loans could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year and one day) before insolvency.

There are certain risks associated with CMBS interest shortfalls.

We may from time to time invest in debt instruments, including junior tranches of CMBS. Any CMBS investments may be subject to interest shortfalls due to interest collected from the underlying loans not being sufficient to pay accrued interest to all of the CMBS interest holders. Interest shortfalls to the CMBS trust will occur when the servicer does not advance full interest payments on defaulted loans. The servicer in a CMBS trust is required to advance monthly principal and interest payments due on a delinquent loan. Once a loan is delinquent for a period of time (generally 60 days), the servicer is required to obtain a new appraisal to determine the value of the property securing the loan. The servicer is only required to advance interest based on the lesser of the loan amount or 90%, generally, of the appraised value. Interest shortfalls occur when 90%, generally, of the appraised value is less than the loan amount and the servicer does not advance interest on the full loan amount. The resulting interest shortfalls impact interest payments on the most junior class in the trust first. As interest shortfalls increase, more senior classes may be impacted. Over time, senior classes may be reimbursed for accumulated shortfalls if the delinquent loans are resolved, but there is no guarantee that shortfalls will be collected. Interest shortfalls to the CMBS trust may also occur as a result of accumulated advances and expenses on defaulted loans. When a defaulted loan or foreclosed property is liquidated, the servicer will be reimbursed for accumulated advances and expenses prior to payments to CMBS bond holders. If proceeds are insufficient to reimburse the servicer or if a defaulted loan is modified and not foreclosed, the servicer is able to make a claim on interest payments that is senior to the bond holders to cover accumulated advances and expenses. If the claim is greater than interest collected on the loans, interest shortfalls could impact one or more bond classes in a CMBS trust until the servicer’s claim is satisfied.

We may acquire CMBS affiliated with Inland.

We may acquire CMBS where the mortgages underlying the CMBS were issued or acquired by an Inland affiliate or the properties underlying the mortgages in the CMBS are owned by an Inland Affiliate or the CMBS is serviced, structured or distributed by an Inland affiliate. Since certain of our executives are also executives of Inland, the same personnel may determine the price and terms for the investments for both us and these entities, and there can be no assurance our conflict-of-interest policies will prevent the consideration we pay for these investments from exceeding their fair value or ensure that we receive terms for a particular investment opportunity that are as favorable as those available from an independent third party.

Our Advisor may aggregate purchases or sales with Inland Programs.

Our Advisor may aggregate purchases or sales of investments for us with Inland Programs. It could be impossible, as determined by our Advisor and its affiliates in their sole discretion, to receive the same price or execution on the entire volume of securities sold, and the various prices will, in certain circumstances, therefore be averaged which may be disadvantageous to us. Further, such aggregate purchases may result in us receiving a lower allocation of an investment than we would otherwise receive if we were the sole purchaser.

CMBS investments face risks associated with extensions that may adversely affect our results of operations and financial condition.

Any CMBS and other investments that we make may be subject to extension, resulting in the term of the securities being longer than expected, which could adversely affect our results of operation and financial condition. Extensions are affected by a number of factors, including the general availability of financing in the market, the value of the related mortgaged property, the borrower’s equity in the mortgaged property, the financial circumstances of the borrower, fluctuations in the business operated by the borrower on the mortgaged property, competition, general economic conditions and other factors. Such extensions may also be made without our Advisor’s consent.

We may depend on the servicers of commercial real estate loans underlying CMBS and other investments.

The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying CMBS and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to address issues or concerns with the underlying loans promptly. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. Although servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the CMBS or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect our investments.

We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive.

We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive. The protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests, may not be adequate. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower’s position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy or its equivalent, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and potentially result in a reduction or discharge of a borrower’s debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value, and in the event of any such foreclosure or other similar proceeding, we would also become the subject to the various risks associated with direct ownership of real estate, including environmental liabilities. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss.

Our investments in residential mortgage-backed securities (“RMBS”), which may include government mortgage pass-through securities and non-agency RMBS, will be subject to default and other risks, which may adversely affect our results of operations and financial condition.

Our investments in RMBS are subject to the risks of defaults, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. In the event of defaults on the residential mortgage loans that underlie our investments in RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments. We may also acquire non-agency RMBS, which are backed by residential property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as the Fannie Mae and Freddie Mac. In addition, we may invest in government mortgage pass-through securities, which represent participation interests in pools of residential mortgage loans purchased from individual lenders by a federal agency or originated by private lenders and guaranteed by a federal agency, including those issued or guaranteed by Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac certificates are not backed by the full faith and credit of the United States, but the issuing agency or instrumentality has the right to borrow to meet its obligations from an existing line of credit with the U.S. Treasury. The U.S. Treasury has no legal obligation to provide such line of credit and may choose not to do so.

We will face risks related to our investments in collateralized debt obligations.

We may also invest from time to time in collateralized debt obligations (“CDOs”). CDOs include, among other things, collateralized loan obligations (“CLOs”) and other similarly structured securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. For CLOs, the cash flows from the trust are split into two or more portions, called tranches. CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CDO depend largely on the type of the collateral and the class of the CDO in which we invest.

Normally, CLOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, certain investments in CDOs may be characterized as illiquid securities, and volatility in CLO and CDO trading markets may cause the value of these investments to decline. Moreover, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, we may incur significant losses. Also, with respect to the CLOs and CDOs in which we may invest, control over the related underlying loans will be exercised through a special servicer or collateral manager designated by a “directing certificate holder” or a “controlling class representative,” or otherwise pursuant to the related securitization documents. We may acquire classes of CLOs or CDOs for which we may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management. With respect to the management and servicing of those loans, the related special servicer or collateral manager may take actions that could adversely affect our interests. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments, (ii) the quality of the collateral may decline in value or default, (iii) the possibility that we may invest in CDOs that are subordinate to other classes and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

We may invest in real estate corporate debt, which consists of secured and unsecured obligations issued by companies in the business of owning and/or operating real estate-related businesses.

We may invest in corporate debt obligations of varying maturities issued by U.S. and foreign corporations and other business entities, which may include loans, corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities. Bonds are fixed- or variable-rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Corporate debt is generally used by corporations and other issuers to borrow money from investors. The issuer pays the investor a rate of interest and normally must repay the amount borrowed on or before maturity. The rate of interest on corporate debt may be fixed, floating or variable, and may vary inversely with respect to a reference rate. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. Debt instruments may be acquired with warrants attached. Certain bonds are “perpetual” in that they have no maturity date.

Our investments in real estate-related corporate credit will be subject to a number of risks, including interest rate risk, credit risk, high yield risk, issuer risk, foreign (non-U.S.) investment risk, inflation/deflation risk, liquidity risk, smaller company risk and management risk. We generally will not have direct recourse to real estate assets owned or operated by the issuers of the corporate debt obligations that we invest in and the value of such corporate debt obligations may be impacted by numerous factors and may not be closely tied to the value of the real estate held by the corporate issuer.

We may invest in structured products or similar products that may include structural and legal risks.

We may invest from time to time in structured products, including pools of mortgages, loans and other real estate-related securities. These investments may include debt securities issued by a private investment fund that invests, on a leveraged basis, in bank loans, high-yield debt or other asset groups, certificates issued by a structured investment vehicle that holds pools of commercial mortgage loans. We may also invest in credit risk transfer notes that, while not structured products, face similar risks as structured products because they are debt securities issued by governmental agencies but their value depends in part on a pool of mortgage loans. Our investments in structured products will be subject to a number of risks, including risks related to the fact that the structured products will be leveraged, and other structural and legal risks related thereto. Utilization of leverage is a speculative investment technique and will generally magnify the opportunities for gain and risk of loss borne by an investor investing in the subordinated debt securities. Many structured products contain covenants designed to protect the providers of debt financing to such structured products. A failure to satisfy those covenants could result in the untimely liquidation of the structured product and a complete loss of our investment therein. In addition, if the particular structured product is invested in a security in which we are also invested, this would tend to increase our overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. The value of an investment in a structured product will depend on the investment performance of the assets in which the structured product invests and will, therefore, be subject to all of the risks associated with an investment in those assets. These risks include the possibility of a default by, or bankruptcy of, the issuers of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.

We may invest in high-yield debt, which is subject to more risk than higher-rated securities.

Debt that is, at the time of purchase, rated below investment grade (below Baa by Moody’s and below BBB by S&P and Fitch), an equivalent rating assigned by another nationally recognized statistical rating organization or unrated but judged by our Advisor to be of comparable quality are commonly referred to as “high-yield” securities.

Investments in high-yield securities generally provide greater income and increased opportunity for capital appreciation than investments in higher-quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High-yield securities are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Debt instruments in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of high-yield securities may be more complex than for issuers of higher quality securities.

High-yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment-grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high-yield security prices because the advent of a recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of high-yield securities defaults, in addition to risking non-payment of all or a portion of interest and principal, we may incur additional expenses to seek recovery. The market prices of high-yield securities structured as zero-coupon, step-up or payment-in-kind securities will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than the prices of securities that pay interest currently and in cash.

The secondary market on which high-yield securities are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the price at which we could sell a high-yield security, and could adversely affect the NAV of our shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high-yield securities, especially in a thinly traded market. When secondary markets for high-yield securities are less liquid than the market for investment-grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly, and we may have greater difficulty selling our portfolio securities. We will be more dependent on our Advisor’s research and analysis when investing in high-yield securities.

B-Notes and A/B Structures may pose additional risks that may adversely affect our results of operations and financial condition.

We may invest in B-notes, which are mortgage loans typically (i) secured by a first mortgage on a commercial property or group of related properties and (ii) subordinated to an A-note portion of the same first mortgage secured by the same collateral (which we would not expect to hold). As a result, if a borrower defaults, there may not be sufficient funds remaining to repay B-note holders after payment to the A-note holders. Since each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks. In addition to the risks described above, certain additional risks apply to B-note investments, including those described herein. The B-note portion of a loan is typically small relative to the overall loan, and is in the first loss position. As a means to protect against the holder of the A-note from taking certain actions or, receiving certain benefits to the detriment of the holder of the B-note, the holder of the B-note often (but not always) has the right to purchase the A-note from its holder. If available, this right may not be meaningful to us. For example, we may not have the capital available to protect our B-note interest or purchasing the A-note may alter our overall portfolio and risk/return profile to the detriment of our stockholders. In addition, a B-note may be in the form of a “rake bond.” A “rake bond” is a CMBS backed solely by a single promissory note secured by a mortgaged property, which promissory note is subordinate in right of payment to one or more separate promissory notes secured by the same mortgaged property.

We will face risks related to our investments in mezzanine loans.

Although not directly secured by the underlying real estate, mezzanine loans are also subject to risk of subordination and share certain characteristics of subordinate loan interests described above. As with commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying commercial properties and, therefore, is subject to similar considerations and risks. Mezzanine loans may also be affected by the successful operation of other properties, but mezzanine loans are not secured by interests in the underlying commercial properties.

With most mezzanine loans, the bulk of the loan balance is payable at maturity with a one-time “balloon payment.” Full satisfaction of the balloon payment by a borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, and full satisfaction of a loan will be affected by a borrower’s access to credit or a functioning sales market. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan may be impaired. Moreover, mezzanine loans are usually non-recourse in nature. Therefore, if a borrower defaults on the loan, then the options for financial recovery are limited in nature.

We may invest in equity securities of real estate owners, which is subordinate to any indebtedness of such owners.

We may invest from time to time in non-controlling preferred equity positions, common equity and other equity securities issued by real estate companies. Preferred equity investments generally rank junior to all existing and future indebtedness, including commercial mezzanine and mortgage loans, but rank senior to the owners’ common equity. Preferred equity investments typically pay a dividend rather than interest payments and often have the right for such dividends to accrue if there is insufficient cash flow to pay currently. These interests are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider typically has the right to effectuate a change of control with respect to the ownership of the property. In addition, equity investments may be illiquid or have limited liquidity due to lock-out periods, limited trading volume or other limitations or prohibitions against their transfer, sale, pledge or disposition, including any necessary registration with the SEC requiring coordination with the issuer for the sale of such securities. Our investments in equity securities issued by real estate companies will involve risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related equity securities are subject to their own operating and other expenses and may be subject to a management fee and performance-based compensation (e.g., promote), which we as equity holders will indirectly bear. Issuers of real estate-related equity securities generally invest in real estate or real estate-related securities and are subject to the inherent risks associated with real estate discussed in “—General Risks Related to Investments in Real Estate.”

We may invest in equity of other REITs that invest in real estate or real estate debt as one of their core businesses and other real estate-related companies, which subjects us to certain risks including those risks associated with an investment in our own common stock.

REITs that invest primarily in real estate or real estate debt are subject to the risks of the real estate market, the real estate debt market and the securities market.

REITs are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in financing a limited number of projects. REITs may be subject to management fees and other expenses. When we invest in REITs, we will bear our proportionate share of the costs of the REITs’ operations. Investing in REITs and real estate-related companies involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. The market value of REIT shares and the ability of the REIT to distribute income may be adversely affected by several factors, including the risks described herein that relate to an investment in our common stock. REITs depend generally on their ability to generate cash flow to make distributions to shareholders, and certain REITs have self-liquidation provisions by which mortgages held may be paid in full and distributions of capital returns may be made at any time. In addition, distributions received by us from REITs may consist of dividends, capital gains and/or return of capital. Generally, dividends received by us from REIT shares and distributed to our stockholders will not constitute “qualified dividend income” eligible for the reduced tax rate applicable to qualified dividend income. In addition, the performance of a REIT may be affected by changes in the tax laws or by its failure to qualify for tax-free pass-through of income.

REITs (especially mortgage REITs) are also subject to interest rate risk. Rising interest rates may cause REIT investors to demand a higher annual yield, which may, in turn, cause a decline in the market price of the equity securities issued by a REIT.

Investing in certain REITs and real estate-related companies, which often have small market capitalizations, may also involve the same risks as investing in other small capitalization companies. REITs and real estate-related companies may have limited financial resources, and their securities may trade less frequently and in limited volume and may be subject to more abrupt or erratic price movements than larger company securities.

We may invest in derivatives, which involve numerous risks.

We have entered into and may continue to enter into derivatives transactions including, but not limited to, options contracts, futures contracts, options on futures contracts, forward contracts, interest rate swaps, total return swaps, credit default swaps and other swap agreements for investment, hedging or leverage purposes. Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets we may not be able to close out a position without incurring a loss. Our use of derivative instruments may be particularly speculative and involves investment risks and transaction costs to which we would not be subject absent the use of these instruments, and use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than our initial investment in the derivative. Leverage magnifies investment, market and certain other risks. Thus, the use of derivatives may result in losses in excess of principal and greater than if they had not been used. The value of such derivatives also depends upon the price of the underlying instrument or commodity. Such derivatives and other customized instruments also are subject to the risk of non-performance by the relevant counterparty. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter markets in which we may conduct our transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. Derivative instruments that may be purchased or sold by us may include instruments not traded over-the-counter or on an exchange. The risk of nonperformance by the obligor on such an instrument may be greater and the ease with which we can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are traded over-the-counter and not on an exchange. Such over-the-counter derivatives are also subject to types and levels of investor protections or governmental regulation that may differ from exchange traded instruments.

The ability to successfully use derivative investments depends on the ability of our Advisor. The skills needed to employ derivatives strategies are different from those needed to select portfolio investments and, in connection with such strategies, our Advisor must make predictions with respect to market conditions, liquidity, market values, interest rates or other applicable factors, which may be inaccurate. The use of derivative investments may require us to sell or purchase portfolio investments at inopportune times or for prices below or above the current market values, may limit the amount of appreciation we can realize on an investment or may cause us to hold a security that we might otherwise want to sell. We will also be subject to credit risk with respect to the counterparties to our derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or another third party in the case of over-the-counter instruments). In addition, the use of derivatives will be subject to additional unique risks associated with such instruments including a lack of sufficient asset correlation, heightened volatility in reference to interest rates or prices of reference instruments and duration/term mismatch, each of which may create additional risk of loss.

We may make open market purchases or invest in traded securities.

We have the ability to invest in securities that are traded (publicly or through other active markets (including through private transactions)) and are, therefore, subject to the risks inherent in investing in traded securities. When investing in traded securities, we may be unable to obtain financial covenants or other contractual governance rights, including management rights that we might otherwise be able to obtain in making privately negotiated investments. Moreover, we may not have the same access to information in connection with investments in traded securities, either when investigating a potential investment or after making the investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments, and to sell existing investments, in traded securities because Inland may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies or requirements. The inability to sell traded securities in these circumstances could materially adversely affect the investment results. In addition, securities acquired of a public company may, depending on the circumstances and securities laws of the relevant jurisdiction, be subject to lock-up periods.

Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation compliance requirements that could materially adversely affect our business, results of operations and financial condition.

Registration with the U.S. Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” or any change in our operations (including, without limitation, any change that causes us to be subject to certain specified covered statutory disqualifications) necessary to maintain our ability to rely upon the exemption from being regulated as a commodity pool operator could adversely affect our ability to implement our investment program, conduct our operations or achieve our objectives and subject us to certain additional costs, expenses and administrative burdens. Furthermore, any determination by us to cease or to limit entering into hedging transactions that may be treated as “commodity interests” in order to comply with the regulations of the CFTC may have a material adverse effect on our ability to implement our investment objectives and to hedge risks associated with our operations.

Risks Related to Debt Financing

We will incur mortgage indebtedness and other borrowings, which increases our financial risks, could hinder our ability to make distributions and could decrease the value of your investment.

The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. Under our charter, we have a limitation that precludes us from borrowing in excess of 300% of our net assets, which approximates borrowing 75% of the cost of our investments (unless a majority of our independent directors approves any borrowing in excess of the limit and we disclose the justification for doing so to our stockholders), but such restriction does not restrict the amount of indebtedness we may incur with respect to any single investment. Our target leverage ratio after our ramp-up period is approximately 60%. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. See “Investment Objectives and Strategies—Borrowing Policies.” We may exceed our target leverage ratio, particularly during a market downturn or in connection with a large acquisition. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors such as rising interest rates, downturns in the economy or deteriorations in the condition of the investments. Principal and interest payments on indebtedness (including mortgages having “balloon” payments) will have to be made regardless of the sufficiency of cash flow from the properties. Our investments will be impaired by a smaller decline in the value of the properties than would be the case if our properties were owned with a smaller amount of debt.

We may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate acquired and may borrow under mortgages on properties after they are acquired. Depending on the level of leverage and decline in value, if mortgage payments are not made when due, one or more of the properties may be lost (and our investment therein rendered valueless) as a result of foreclosure by the mortgagee. A foreclosure may also have substantial adverse tax consequences for us.

Many of these same issues also apply to credit facilities which are expected to be in place at various times as well. For example, the loan documents for such facilities may include various coverage ratios, the continued compliance with which may not be completely within our control. If such coverage ratios are not met, the lenders under such credit facilities may declare any unfunded commitments to be terminated and declare any amounts outstanding to be due and payable. We may also rely on short-term financing that would be especially exposed to changes in availability.

Although borrowings by us have the potential to enhance overall returns that exceed our cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than our cost of funds. As a result, the possibilities of profit and loss are increased. Borrowing money to purchase properties exposes us to greater market risks and higher current expenses.

In certain cases, financings for our properties may be recourse to us.

Generally, commercial real estate financings are structured as non-recourse to the borrower, which limits a lender’s recourse to the property pledged as collateral for the loan, and not the other assets of the borrower or to any parent of borrower, in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called “recourse carveout” guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, “bad boy” guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. Financing arrangements with respect to our investments will generally require “bad boy” guarantees from us and in the event that such a guarantee is called, our assets could be adversely affected. Moreover, our “bad boy” guarantees could apply to actions of the joint venture partners associated with our investments. Although our Advisor expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to us under such guarantees.

If we draw on a line of credit to fund repurchases or for any other reason, our financial leverage ratio could increase beyond our target.

We may seek to obtain lines of credit in an effort to provide for a ready source of liquidity for any business purpose, including to fund repurchases of shares of our common stock or to fund the redemption of Class A units. There can be no assurances that we will be able to borrow under or maintain our lines of credit or obtain additional lines of credit on financially reasonable terms. In addition, we may not be able to obtain lines of credit of an appropriate size for our business. If we borrow under a line of credit to fund repurchases of shares of our common stock, our financial leverage will increase and may exceed our target leverage ratio. Our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or generate sufficient operating cash flow or proceeds from asset sales to repay outstanding indebtedness. In connection with a line of credit, distributions may be subordinated to payments required in connection with any indebtedness contemplated thereby.

Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to make distributions to our stockholders.

Interest we pay on our loan obligations will reduce cash available for distributions. We may obtain variable rate loans, and as a result, increases in interest rates could increase our interest costs, which could reduce our cash flows and our ability to make distributions to you. In addition, if we need to repay existing loans during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service or refinance any future indebtedness that we may incur.

The volatility of the credit markets could make it more difficult to obtain favorable financing for investments. During periods of volatility, which often occur during economic downturns, generally credit spreads widen, interest rates rise and investor demand for high-yield debt declines. These trends result in reduced willingness by investment banks and other lenders to finance new investments and deterioration of available terms. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. Disruptions in the debt markets negatively impact our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness that is maturing. Moreover, to the extent that such marketplace events are not temporary, they could have an adverse impact on the availability of credit to businesses generally and could lead to an overall weakening of the U.S. economy.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to obtain additional loans. Loan documents we enter into may contain covenants that limit our ability to further mortgage or dispose of the property or discontinue insurance coverage. In addition, loan documents may limit our ability to enter into or terminate certain operating or lease agreements related to the property. Loan documents may also require lender approval of certain actions and as a result of the lender’s failure to grant such approval, we may not be able to take a course of action we deem most profitable. These or other limitations may adversely affect our flexibility and our ability to make distributions to you and the value of your investment.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect stockholder returns.

Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders’ policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.

Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

Subject to any limitations required to maintain qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

We may enter into loans with cross-collateralization provisions, which would heighten the risk of a default on any particular loan and increase the risk of a loss in the value of your investment in us.

We may enter into loans with cross-collateralization provisions that provide that a default under any obligation of a certain dollar threshold or more by us constitutes a default under the loan. If any of our future investments are foreclosed upon due to a default, our ability to pay distributions may be limited, which would have an adverse effect on your investment in us.

Risks Related to our Relationship with our Advisor and the Dealer Manager

We depend on our Advisor to select our investments and otherwise conduct our business, and any material adverse change in its financial condition or our relationship with our Advisor could have a material adverse effect on our business and ability to achieve our investment objectives.

Our success is dependent upon our relationship with, and the performance of, our Advisor in the acquisition and management of our investments, and our corporate operations. Our Advisor may suffer adverse financial or operational problems in connection with Inland’s business and activities unrelated to us and over which we have no control. Should our Advisor fail to allocate sufficient resources to perform its responsibilities to us for any reason, we may be unable to achieve our investment objectives.

The termination or replacement of our Advisor could trigger a repayment event under a mortgage loan for a property, a credit agreement governing a line of credit and repurchase agreements.

Lenders may request provisions in mortgage loan documentation that would make the termination or replacement of our Advisor an event requiring the immediate repayment of the full outstanding balance of the loan. The termination or replacement of our Advisor could also trigger repayment of outstanding amounts under credit agreements that may govern lines of credit that we may obtain or under repurchase agreements that we may enter into. If a repayment event occurs with respect to any of our properties, our results of operations and financial condition may be adversely affected.

Our Advisor’s inability to retain the services of key real estate professionals could hurt our performance.

Our success depends to a significant degree upon the contributions of certain key real estate professionals employed by our Advisor, each of whom would be difficult to replace. There is increasing competition among alternative asset firms, financial institutions, private equity firms, investment advisors, investment managers, real estate investment companies, real estate investment trusts and other industry participants for hiring and retaining qualified investment professionals, and there can be no assurance that such professionals will continue to be associated with the us or our Advisor, particularly in light of our perpetual-life nature, or that replacements will perform well. Neither we nor the Advisor have employment agreements with these individuals and they may not remain associated with us. If any of these persons were to cease their association with our Advisor, our operating results could suffer. We do not maintain key person life insurance on any person. Our future success depends, in large part, upon our Advisor’s ability to attract and retain highly skilled managerial, operational. investment and marketing professionals. If our Advisor loses or is unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered.

Any material adverse change to the Dealer Manager’s ability to successfully build and maintain a network of licensed broker-dealers could have a material adverse effect on our business and this offering.

The dealer manager for this offering is Inland Securities Corporation. Any material adverse change to the ability of our Dealer Manager to build and maintain a network of licensed securities broker-dealers and other agents could have a material adverse effect on our business and this offering. If the Dealer Manager is unable to build and maintain a sufficient network of participating broker-dealers to distribute shares in this offering, our ability to raise proceeds through this offering and implement our investment strategy may be adversely affected. In addition, the Dealer Manager currently serves and may serve as dealer manager for other issuers. As a result, the Dealer Manager may experience conflicts of interest in allocating its time between this offering and such other issuers, which could adversely affect our ability to raise proceeds through this offering and implement our investment strategy. Further, the participating broker-dealers retained by the Dealer Manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients.

You will not have the benefit of an independent due diligence review in connection with this offering and, if a conflict of interest arises between us and Inland, we may incur additional fees and expenses.

Because the Advisor and the Dealer Manager are affiliates of Inland, our sponsor, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter and its counsel in connection with a securities offering. If any situation arises in which our interests are in conflict with those of the Advisor, the Dealer Manager or its affiliates, and we are required to retain independent counsel, we will incur additional fees and expenses.

We do not own the Inland name, but we may use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of Inland. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

We will enter into a trademark license agreement (“Trademark License Agreement”), with The Inland Real Estate Group, LLC, an affiliate of our sponsor (“TIREG”), pursuant to which it will grant us a fully paid-up, royalty-free, non-exclusive, non-transferable right and license to use the name “IPC Alternative Real Estate Income Trust, Inc.,” the “Inland” name and marks, and the goodwill associated with them, in connection with our business. TIREG retains exclusive ownership of all trademarks and, except for permitted sublicenses, we will not be able to transfer, sell, assign or modify any right granted to us under the Trademark License Agreement. The Trademark License Agreement contains customary and usual representations, warranties and covenants for agreements of this type, and requires us to indemnify TIREG for any damages resulting from a breach of our obligations under the Trademark License Agreement. Either party may terminate the Trademark License Agreement upon 30 days prior written notice. If TIREG terminates the agreement, we will have a reasonable opportunity to transition to other trademarks.

Risks Related to Conflicts of Interest

We pay our Advisor and its affiliates fees and the Special Limited Partner receives the performance allocation, which could lead to conflicts of interest.

Our Advisor and its affiliates, including the Property Manager, receive substantial fees from us, and the Special Limited Partner has received a performance allocation in the Operating Partnership, which fees and performance allocation were not negotiated at arm’s length. These fees and performance allocation could influence our Advisor’s advice to us as well as the judgment of its affiliates, some of whom also serve as our executive officers and our directors. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including the Advisory Agreement;

•

equity offerings by us, including using our securities to acquire portfolios or other companies, which would entitle our Advisor to additional asset management fees, which are based on our aggregate NAV irrespective of stockholder returns;

•

the recommendation of higher-yielding but riskier investments, which may be encouraged by the Special Limited Partner’s performance participation interest in our Operating Partnership, which is based on our total distributions plus the change in NAV per share;

•

recommendations to our board of directors with respect to developing, overseeing, implementing, coordinating and determining our NAV and our NAV procedures, the provision of forward-looking property-level information to the independent valuation advisor or the decision to adjust the value of certain of our assets or liabilities in connection with the determination of our NAV, especially given that the advisory fees we pay our Advisor and the Special Limited Partner’s performance participation interest are based on our NAV;

•	redemptions, which have the effect of reducing asset management fees payable to our Advisor;

•	asset sales, which have the effect of reducing asset management fees if the proceeds are distributed to our stockholders rather than reinvested; and

•	whether we engage affiliates of our Advisor for other services, which affiliates may receive fees in connection with the services regardless of the quality of the services provided to us.

These conflicts of interest may not be resolved in our favor.

Our Advisor and its affiliates have interests in other programs managed by Inland, which gives rise to conflicts of interest.

Our Advisor and its affiliates sponsor or manage other programs, such private and public limited partnerships, limited liability companies and Delaware statutory trusts and public, non-listed REITs. All of our executive officers and our affiliated directors are also officers, directors, managers, key professionals or holders of direct or indirect interests in (i) our Advisor, (ii) other affiliated advisors or business managers that are the managers of other programs, or (iii) other Inland-managed or -sponsored investment vehicles.    Our Advisor and its affiliates have legal and financial obligations with respect to other programs managed or sponsored by them. In the future, our Advisor and its affiliates are expected to sponsor and manage other programs.

Conflicts of interest may arise between us and the current and future programs advised or sponsored by our Advisor and its affiliates, including with respect to:

•

the allocation of investment opportunities among programs managed by our Advisor and its affiliates (see “—Certain Inland Programs have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities” below);

•	the allocation of personnel and time among programs managed or sponsored by our Advisor and its affiliates;

•	the acquisition of assets from, or the sale of assets to, other Inland-managed programs; and

•	competition from other Inland-managed programs when leasing a property or selling an asset or hiring service providers.

These conflicts of interest could result in decisions that are less favorable to us than they otherwise would be.

Certain Inland Programs have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities.

In the initial stages of our capital raise pursuant to this offering, a primary source of proposed real estate investments will consist of Delaware statutory trusts, or “DSTs,” or other private investment programs sponsored by IPC, an affiliate of our sponsor that was formed to provide replacement properties for investors wishing to complete a tax-deferred exchange under Section 1031 of the Code, as well as investors seeking a quality, multiple-owner real estate investment. These investments are expected to take the form of a transaction structured as a tax-deferred contribution of the property owned by the DST or other IPC-sponsored investment program to our Operating Partnership in exchange for OP Units under Section 721 of the Code. We do not anticipate that our acquisition strategy with respect to these investments will overlap with the strategy of any other Inland Program.

However, with respect to potential real estate investments that do not involve a tax-deferred contribution of the property to our Operating Partnership, there may be overlap of real estate and real estate debt investment opportunities with certain Inland Programs that are actively investing and similar overlap with future Inland Programs. In particular, we may seek to acquire the same alternative property types in which IPC-sponsored programs may invest. Programs sponsored by IPC generally consist of (a) private programs structured to provide replacement properties for investors wishing to complete a Section 1031 exchange, (b) private programs that intend to qualify as “qualified opportunity funds” under the Code and (c) development programs. We do not consider any of these programs to have investment objectives similar to ours. Any such overlap will from time to time create conflicts of interest, which the Advisor and its affiliates will seek to manage in a fair and reasonable manner in their sole discretion in accordance with their prevailing policies and procedures.

If more than one of the Inland Programs is interested in acquiring an investment, Inland’s allocation committee determines which Inland Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Inland Programs may compete with us with respect to certain investments that we may want to acquire. Certain investment opportunities that are suitable for us may also be suitable for another Inland Program. In the event that an investment opportunity becomes available that is considered suitable for both us and another Inland Program, then the Inland Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. Our board of directors will determine, at least annually, whether the method for allocating investment opportunities is applied fairly to us.

We are presently unable to determine how our status as a company with a limited operating history will impact our ability to obtain investment opportunities. On the one hand, we will likely have a greater amount of funds available for new investments during our initial offering, as compared to other Inland Programs that have completed their capital raising. On the other hand, we may not benefit from the allocation policy if we have capital which cannot be deployed until additional investment opportunities become available to us.

The amount of performance-based compensation charged and/or management fees paid by us may be less than or exceed the amount of performance-based compensation charged and/or management fees paid by one or more of the Inland Programs. Such variation may create an incentive for our sponsor to allocate a greater percentage of an investment opportunity to us or such Inland Programs, as the case may be.

Our Advisor faces a conflict of interest because the fees it receives for services performed are based in part on our NAV, which our Advisor is ultimately responsible for determining.

Our Advisor is paid a management fee for its services based on our NAV. In addition, the distributions to be received by the Special Limited Partner with respect to its performance participation interest in the Operating Partnership will be based in part upon the Operating Partnership’s net assets (which is a component of our NAV). Although third-party appraisals will be utilized in the calculation of our NAV, such appraisals will be based in part on information and estimates provided by our Advisor. Other components of our NAV will also be based on the subjective judgments of personnel of our Advisor. Therefore, there is a risk that conflicts of interest could influence the fees payable to our Advisor and the distributions payable to the Special Limited Partner.

Inland and its employees and affiliates may invest for their own accounts.

Inland and its employees and affiliates may engage in investment activities for their personal accounts, which may involve the purchase and sale of securities that are the same as, but in different concentrations or effectuated at different times and prices than, those purchased or sold by us. In addition, they may also involve the purchase and sale of securities that are different from those purchased by the us. Additionally, Inland’s principals, employees and other affiliates may engage in limited investment activities, which may from time to time involve passive investments in companies or funds that may have dealings with Inland.

Certain of our investment interests may conflict with the interests of Inland Programs and vice versa.

Our Advisor and its affiliates employ a wide range of investment strategies for us and the Inland Programs. In specific instances, these strategies include buying and selling different securities and instruments within an issuer’s capital structure for different programs or pursuant to different strategies pursued by a single program. In pursuing these investment strategies, a program or an account may acquire an instrument that is senior or junior in the capital structure of an issuer relative to an instrument that may be acquired by us. These investment decisions may be made by the same team of investment professionals for the same or different programs or accounts depending upon the investment strategy employed. Under normal circumstances, investments in instruments that have different rankings of seniority in an issuer’s capital structure do not raise conflicts of interest. However, in other circumstances, such as when an issuer defaults on its debt or seeks protection from creditors in bankruptcy or reorganizations, a conflict of interest can arise as action taken to protect the interest of one set of holders (such as senior bank debt holders or preferred stockholders) can be at the potential detriment of other holders of the same issuer’s securities or instruments (such as unsecured debt holders or common stock holders). When different programs own securities and instruments of the same issuer in different ranks of seniority, action taken for the benefit of one program can favor that program at the expense of other programs.

Additionally, certain investments made by one program may indirectly benefit positions held by another program. For example, one program may hold a position in the equity of an issuer and another program may participate in a syndicated loan offering, the proceeds of which are applied to finance a third party’s acquisition of all or a portion of the issuer’s outstanding equity (including any portion owned by other programs). Further, in certain instances, proceeds of an investment in an issuer made by one program may be applied by the issuer (or an affiliate thereof) to make interest payments or distributions in respect of securities held by another program. For example, a program may participate in an offering of securities by a subsidiary or affiliate of an issuer in which another program holds a position. The proceeds of the offering, or a portion thereof, may be distributed directly or indirectly to the parent company (or other affiliate) in which another program owns a position, and the parent company (or other affiliate) may use these proceeds to make payments or distributions to its debt and/or equity investors, including other programs.

Investors should expect that in employing various strategies for programs with differing investment objectives, our Advisor and its affiliates will make investment decisions that result in some programs owning senior positions and other programs owning junior positions or certain investments of some programs impacting positions of other programs indirectly. These investments may give rise to conflicts of interest, which may not be resolved in our favor.

The financial or other benefits received by our Advisor from us may be less than such benefits received by our Advisor from Inland Programs.

A conflict of interest arises where the financial or other benefits available to our Advisor or its affiliates differ among the programs that it manages. If the amount or structure of the management fee, the Special Limited Partner’s performance participation interest, the property manager fee and/or our Advisor’s or its affiliates’ compensation differs among programs (such as where certain funds pay higher base management fees, incentive fees, performance-based management fees or other fees), our Advisor or its affiliates might be motivated to help certain programs over others. Similarly, the desire to maintain assets under management or to enhance our Advisor’s performance record or to derive other rewards, financial or otherwise, could influence our Advisor or its affiliates in affording preferential treatment to those programs that could most significantly benefit our Advisor or its affiliates. Our Advisor may, for example, have an incentive to allocate favorable or limited opportunity investments or structure the timing of investments to favor certain programs. Additionally, our Advisor or its affiliates might be motivated to favor programs in which it has an ownership interest or in which Inland or its affiliates have ownership interests. If an investment professional at our Advisor or its affiliates does not personally hold an investment in us but holds investments in other Inland-affiliated vehicles, such investment professional’s conflicts of interest with respect to us may be more acute.

The fees we pay in connection with this offering and the agreements entered into with our Advisor and its affiliates, including the Property Manager, were not determined on an arm’s-length basis and therefore may not be on the same terms we could achieve from a third party.

The compensation paid to our Advisor and the Special Limited Partner for services they provide us was not determined on an arm’s-length basis. All service agreements, contracts or arrangements between or among Inland and its affiliates, including our Advisor and us, were not negotiated at arm’s-length. Such agreements include our Advisory Agreement, the Operating Partnership’s partnership agreement, and any property-related corporate services and other agreements we may enter into with affiliates of our Advisor from time to time.

Our Advisor’s management fee and the Special Limited Partner’s performance participation interest may not create proper incentives or may induce our Advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of our real estate portfolio.

We pay our Advisor a management fee regardless of the performance of our portfolio. We are required to pay our Advisor a management fee in a particular period even if we experienced a net loss or a decline in the value of our portfolio during that period. Our Advisor’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. Because the management fee is based on our NAV, our Advisor may also be motivated to accelerate acquisitions in order to increase NAV or, similarly, delay or curtail repurchases to maintain a higher NAV.

The existence of the Special Limited Partner’s 12.5% performance participation interest in our Operating Partnership, which is based on our total distributions plus the change in NAV per share, may create an incentive for our Advisor to recommend riskier or more speculative investments or to recommend us to use more leverage than it otherwise would. In addition, the change in NAV per share will be based on the value of our investments on the applicable measurement dates and not on realized gains or losses. As a result, the Special Limited Partner may receive distributions based on unrealized gains in certain assets at the time of such distributions and such gains may not be realized when those assets are eventually disposed of.

Inland will consider other relationships and the reputation of Inland in managing us.

Inland has long-term relationships with many significant participants in the real estate and related financial markets, including lenders. Inland also has longstanding relationships with other owners of real estate and real estate-related securities and their respective senior managers, shareholders and partners. Some of these parties may directly or indirectly compete with us for investment opportunities. Inland also has relationships with investors (including institutional investors and their senior management) that may invest in other investment funds or real estate assets. Inland considers these relationships in its management of us. In this regard, there may be certain investment opportunities or certain investment strategies that Inland does not undertake on our behalf in view of these relationships or refers to clients instead of referring to us. Further, because of the importance of Inland’s reputation, our Advisor may or may not take certain actions in order to protect or preserve such reputation. Inland’s consideration of these and other related factors give rise to various conflicts of interest, which may not be resolved in our favor.

We may sell or purchase assets to or from our Advisor and its affiliates, and the conflicts of interest inherent in such transactions could result in terms that are less favorable to us than they would be if the transactions were not with a related party.

We may sell or purchase assets to or from our Advisor and its affiliates. In particular, a primary source of our proposed real estate investments is Delaware statutory trusts, or “DSTs,” or other private investment programs sponsored by IPC. These investments are expected to take the form of a transaction structured as a tax-deferred contribution of the property owned by the DST or other IPC-sponsored investment program to our Operating Partnership in exchange for OP Units under Section 721 of the Code. Although such transactions will be subject to the approval of a majority of directors (including a majority of our independent directors) not otherwise interested in the transaction, there is still a risk that the conflicts of interest inherent in such transactions could result in terms that are less favorable to us than they would be if the transactions were not with a related party. This risk is heightened on account of our directors’ reliance, at least in part, on our Advisor and its affiliates for information regarding the proposed and alternative transactions. The possibility of such related-party transactions makes an investment in our shares more speculative than it otherwise would be.

Our Advisor will engage consultants, advisors and service providers on our behalf.

Our Advisor and entities affiliated with our Advisor will provide certain accounting, administrative and other services to us, and will charge expenses to us for the provision of such services by their internal staff that will be in addition to the management fee payable by us to our Advisor. Please see “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” for further details.

Individual consultants or advisors (some of whom may be former employees of Inland) may be engaged by our Advisor on our behalf to provide consulting or advisory services to us. These consultants or advisors may not work exclusively for our Advisor or us. Compensation paid to these consultants or advisors for consulting/advisory services is generally borne by us, is not offset against the management paid to our Advisor and may include an annual fee and a discretionary performance-related bonus.

Our Advisor, on behalf of us and our investments, expects to engage service providers (including attorneys and consultants), some of which may also provide services to Inland and other programs managed by other parts of Inland. In addition, certain service providers to our Advisor, us and our investments may also be affiliates of Inland. These service providers may have business, financial, or other relationships with Inland or its employees, which may influence our Advisor’s selection of these service providers for us or our investments.

Inland personnel work on other projects and conflicts may arise in the allocation of personnel between us and other projects.

Our Advisor and its affiliates will devote such time as they determine to be necessary to conduct our business affairs in an appropriate manner. However, Inland personnel, including members of the investment committee, will work on other projects, serve on other committees (including boards of directors) and source potential investments for and otherwise assist other programs, including other programs to be developed in the future. Time spent on these other initiatives diverts attention from our activities, which could negatively impact us. Furthermore, Inland and Inland personnel derive financial benefit from these other activities, including fees and performance-based compensation. Our sponsor’s personnel share in the fees and performance-based compensation generated by other programs. These and other factors create conflicts of interest in the allocation of time by such personnel.

Our Advisor may have interests in recommending that we invest alongside Inland Programs and such interests could cause us to make acquisitions that we otherwise would not make.

Our Advisor and its affiliates may become aware of investment opportunities that are too big for us or any Inland Program to take on individually but which we and Inland Programs could acquire collectively. Our Advisor may have incentives to recommend that we invest in such an opportunity even if it would not be in our best interest in order that the Inland Programs not miss out on the opportunity and in order that our Advisor and its affiliates not miss out on the opportunity for higher fee income. The existence of Inland Programs and the possibility of investments alongside them, therefore, increases the risk that we may participate in an acquisition that is not in our best interest.

Our board of directors has adopted a resolution that renounces our interest or expectancy with respect to business opportunities and competitive activities.

Our board of directors has adopted a resolution that provides, subject to certain exceptions, that none of Inland or its affiliates, our directors or any person our directors control will be required to refrain directly or indirectly from engaging in any business opportunities, including any business opportunities in the same or similar business activities or lines of business in which we or any of our affiliates may from time to time be engaged or propose to engage, or from competing with us, and that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any such business opportunities, unless offered to a person expressly and solely in his or her capacity as one of our directors or officers. As a result, our potential investment opportunities may be reduced.

Inland will receive various kinds of information and data from us, which it may use without benefit to us.

Inland will receive or obtain various kinds of data and information from us, Inland Programs and portfolio entities, including data and information relating to business operations, trends, budgets, customers and other metrics, some of which is sometimes referred to as “big data.” Inland may enter into arrangements regarding information sharing and use with us, Inland Programs, portfolio entities, related parties and service providers which will give Inland access to (and rights regarding) data that it would not otherwise obtain in the ordinary course. Although Inland believes that these activities improve Inland’s investment management activities on our behalf and on behalf of Inland Programs, information obtained from us also provides material benefits to Inland or Inland Programs without compensation or other benefit accruing to us or our stockholders.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information, and regulatory limitations on the use of material nonpublic information, Inland will generally be free to use data and information from our activities to assist in the pursuit of Inland’s various other activities, including to trade for the benefit of Inland or an Inland Program.

The sharing and use of “big data” and other information presents potential conflicts of interest, and any benefits received by Inland or its personnel (including fees, costs and expenses) will not offset our Advisor’s management fee or otherwise be shared with investors. As a result, our Advisor has an incentive to pursue investments that generate data and information that can be utilized in a manner that benefits Inland or Inland Programs.

We may be subject to potential conflicts of interest as a consequence of family relationships that Inland employees have with other real estate professionals.

Certain personnel and other professionals of Inland may have family members or relatives that are actively involved in industries and sectors in which we invest or may have business, personal, financial or other relationships with companies in such industries and sectors (including the advisors and service providers described herein) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be officers, directors, personnel or owners of companies or assets that are actual or potential investments of ours or our other counterparties and properties. Moreover, in certain instances, we may purchase or sell companies or assets from or to, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. In most such circumstances, we will not be precluded from undertaking any of these investment activities or transactions.

Other potential or actual conflicts of interest may arise, and these conflicts may not be identified or resolved in a manner favorable to us.

Inland has conflicts of interest, or conflicting loyalties, as a result of the numerous activities and relationships of Inland, our Advisor and the affiliates, partners, members, shareholders, officers, directors and employees of the foregoing, some of which are described herein. However, not all potential, apparent and actual conflicts of interest are included herein, and additional conflicts of interest could arise as a result of new activities, transactions or relationships commenced in the future. There can be no assurance that our board of directors or our Advisor will identify or resolve all conflicts of interest in a manner that is favorable to us.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We expect to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, we may fail to meet various compliance requirements, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•

we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on our book value;

•

unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and therefore, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to our stockholders under our share repurchase plan will not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase our costs or reduce our equity.

Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.

To qualify as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Compliance with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities (other than securities that qualify for the straight debt safe harbor) of any one issuer or more than 10% of the value of the outstanding securities of more than any one issuer unless we and such issuer jointly elect for such issuer to be treated as a “taxable REIT subsidiary” under the Code. Debt will generally meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 25% of our assets may be represented by “nonqualified publicly offered REIT debt instruments.” If we fail to comply with these requirements at the end of any calendar quarter, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions in order to avoid losing our REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain our qualification as a REIT, we may be forced to liquidate assets from our portfolio or not make otherwise attractive investments. These actions could reduce our income and amounts available for distribution to our stockholders.

Our charter does not permit any person or group to own more than 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all other classes or series in excess of these 9.9% limits would not be effective without an exemption (prospectively or retroactively) from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our charter prohibits beneficial or constructive ownership by any person or group of more than 9.9%, in value or number of shares, whichever is more restrictive, of the outstanding shares of our outstanding common stock, or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding capital stock of all classes or series, which we refer to as the “Ownership Limit.” The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.9% of our outstanding common stock or our capital stock by a person could cause another person to constructively own in excess of 9.9% of our outstanding common stock or our capital stock, respectively, and thus violate the Ownership Limit. There can be no assurance that our board of directors, as permitted in the charter, will not decrease this Ownership Limit in the future. Any attempt to own or transfer shares of our common stock or capital stock in excess of the Ownership Limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of our charter to a charitable trust, and the person who attempted to acquire such excess shares not having any rights in such excess shares, or in the transfer being void.

The Ownership Limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the ownership limit granted to date may limit our board of directors’ power to increase the ownership limit or grant further exemptions in the future.

Non-U.S. holders may be subject to U.S. federal income tax upon their disposition of shares of our common stock or upon their receipt of certain distributions from us.

In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder (as such term is defined below under “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock”), other than a “qualified shareholder” or a “qualified foreign pension fund,” that disposes of a “U.S. real property interest” (“USRPI”) (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the amount received from such disposition. Such tax does not apply, however, to the disposition of stock in a REIT that is “domestically controlled.” Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, amounts received by a non-U.S. holder on certain dispositions of shares of our common stock (including a redemption) would be subject to tax under FIRPTA, unless (i) our shares of common stock were “regularly traded” on an established securities market and (ii) the non-U.S. holder did not, at any time during a specified testing period, hold more than 10% of our common stock. However, it is not anticipated that our common stock will be “regularly traded” on an established market. See “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Sales of Our Common Stock.”

A non-U.S. holder other than a “qualified shareholder” or a “qualified foreign pension fund” that receives a distribution from a REIT that is attributable to gains from the disposition of a USRPI as described above, including in connection with a repurchase of our common stock, is generally subject to U.S. federal income tax and withholding under FIRPTA to the extent such distribution is attributable to gains from such disposition, regardless of whether the difference between the fair market value and the tax basis of the USRPI giving rise to such gains is attributable to periods prior to or during such non-U.S. holder’s ownership of our common stock. In addition, a repurchase of our common stock that is not attributable to the disposition of a USRPI may nevertheless be subject to FIRPTA tax and withholding if the repurchase is, treated as a sale or exchange or as a distribution in excess of earnings and profits, and may be subject to tax and withholding as an ordinary dividend if treated as a distribution out of earnings and profits. See “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Distributions” and “—Repurchases of our Common Stock.”

We seek to act in the best interests of the Company as a whole and not in consideration of the particular tax consequences to any specific holder of our stock. Potential non-U.S. holders should inform themselves as to the U.S. tax consequences, and the tax consequences within the countries of their citizenship, residence, domicile and place of business, with respect to the purchase, ownership and disposition of shares of our common stock.

We may incur tax liabilities that would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect) we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our taxable REIT subsidiaries, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.

Our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in our best interests and in the best interests of our stockholders. In this event, we would become subject to U.S. federal income tax on our taxable income and we would no longer be required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless you are a tax-exempt entity, you may be forced to use funds from other sources to pay your tax liability on the reinvested dividends.

Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates.

Currently, the maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rate. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends. Under the Tax Cuts and Jobs Act, through 2025, and subject to certain limitations and holding-period requirements, taxpayers that are individuals, trusts or estates may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which temporarily reduces the effective tax rate on such dividends. The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6%. See “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock—Distributions Generally.” You are urged to consult with your tax advisor regarding the effect of this change on your effective tax rate with respect to REIT dividends.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation. You are urged to consult with your tax advisor with respect to the impact of the recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to qualify as a REIT. The impact of tax reform on an investment in our shares is uncertain. Prospective investors should consult their own tax advisors regarding changes in tax laws.

We may not be able to recoup the costs associated with increased property taxes, which would adversely affect our performance and the value of your investment in us.

We may be responsible for paying real property taxes applicable to properties owned by us. The property taxes may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. We may be unable to recoup such increased costs, which could have a material adverse effect on our operations and the value of your investment.

Retirement and Other Benefit Plan Risks

If the fiduciary of an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”), fails to meet the fiduciary and other standards under ERISA, the Code or common law as a result of an investment in our stock, the fiduciary could be subject to civil penalties.

There are special considerations that apply to investing in our shares on behalf of trusts, pension, profit sharing or 401(k) plans, health or welfare plans that are subject to ERISA, plans and arrangements such as individual retirement accounts (“IRAs”) or Keogh plans that are subject to Section 4975 of the Code and governmental, church and non-US plans (“Other Plans”) that are not subject to ERISA or Section 4975 of the Code but may be subject to U.S. or non-U.S. federal, state, local or other laws or regulations with provisions similar to those of the fiduciary and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code (“Similar Laws”). If you are investing the assets of any of the entities (any such entity, a “Plan”) identified in the prior sentence in our common stock, you should satisfy yourself that, as applicable:

•	the investment is consistent with your fiduciary obligations under applicable law, including Title I of ERISA, Section 4975 of the Code and Similar Laws;

•	the investment is made in accordance with the documents and instruments governing the Plan, including its investment policy;

•	the investment satisfies the prudence and diversification requirements of ERISA and Similar Laws;

•	you have considered the liquidity interests of the Plan;

•	you have considered whether the investment will produce “unrelated business taxable income” for the plan or IRA;

•	our stockholders will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and

•	the investment will not constitute a non-exempt prohibited transaction under Title I of ERISA, Section 4975 of the Code or Similar Laws.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of Title I of ERISA, Section 4975 of the Code or other applicable Similar Laws may result in the imposition of civil penalties and can subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

If our assets at any time are deemed to constitute “plan assets” under ERISA, that may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.

Stockholders subject to ERISA should consult their own advisors as to the effect of ERISA on an investment in the shares. As discussed under “Certain ERISA and Related Considerations,” if our assets are deemed to constitute “plan assets” of stockholders that are Covered Plans (as defined below), (i) certain transactions that we might enter into in the ordinary course of our business might have to be rescinded and may give rise to certain excise taxes and fiduciary liability under Title I of ERISA and Section 4975 of the Code, (ii) our management, as well as various providers of fiduciary or other services to us (including our Advisor), and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries or otherwise parties in interest or disqualified persons for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code, and (iii) the fiduciaries of stockholders that are Covered Plans would not be protected from “co-fiduciary liability” resulting from our decisions and could be in violation of certain ERISA requirements.

Accordingly, prospective investors that are (i) “employee benefit plans” (within the meaning of Section 3(3) of ERISA), which are subject to Title I of ERISA, (ii) “plans” defined in Section 4975 of the Code, which are subject to Section 4975 of the Code (including “Keogh” plans and “individual retirement accounts”), or (iii) entities whose underlying assets are deemed to include plan assets within the meaning of Section 3(42) of ERISA and the regulations thereunder (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by “benefit plan investors”) (each such plan, account and entity described in clauses (i), (ii) and (iii) we refer to as “Covered Plans”) should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances. The sale of our common stock to any Covered Plan is in no respect a representation by us or any other person associated with the offering of our shares of common stock that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “identified” or other similar words or the negatives thereof. These may include our financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance and statements regarding identified but not yet closed acquisitions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved. We believe these factors also include but are not limited to those described under the section entitled “Risk Factors” in this prospectus and our annual report for the most recent fiscal year, and any such updated factors included in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

ESTIMATED USE OF PROCEEDS

The following table presents information about the net proceeds raised in this offering, assuming that we sell the maximum primary offering amount of $1,000,000,000 and no shares under our distribution reinvestment plan. The table assumes that 25% of our gross offering proceeds are from the sale of each of Class T shares, Class S shares, Class D shares and Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. We may reallocate the shares of our common stock we are offering between the primary offering and our distribution reinvestment plan. We will only use the proceeds raised in this offering for the purposes set forth in this prospectus and in a manner within the investment guidelines approved by our board of directors, who serve as fiduciaries to our stockholders.

The actual amount of upfront selling commissions and dealer manager fees, however, will vary from the estimated amounts shown because (1) our Class T, Class S and Class D shares are sold at a price that varies monthly generally based on our prior month’s NAV per share for that class of shares and actual upfront selling commissions and dealer manager fees per Class T, Class S and Class D share are a percentage of the transaction price and (2) the upfront selling commission and dealer manager fees may be reduced in connection with certain categories of sales of Class T, Class S and Class D shares. Any reduction in upfront selling commissions and dealer manager fees will be accompanied by a corresponding reduction in the Class T, Class S and Class D per share purchase price to the applicable stockholder, but will not affect the amounts available to us for investment. Because amounts in this table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase plan and to fund redemptions of Class A units. Generally, our policy will be to pay distributions from cash flow from operations. However, subject to Maryland law and the discretion of our board of directors, particularly in the earlier part of this offering, we may choose to use cash flows from the sale of or repayment of our assets, borrowings or offering proceeds, or other sources to fund distributions to our stockholders.

	Minimum Offering of $2,500,000		Maximum Offering of $1,000,000,000
Gross Proceeds(1)	$2,500,000	100.0%	$1,000,000,000	100.0%
Upfront Selling Commissions and Dealer Manager Fees(2)	48,488	2.06%	20,602,794	2.06%
Organization and Offering Expenses(3)	5,170,750	206.83%	10,210,750	1.02%

Net Proceeds Available for Investment	$(2,719,238)	(108.77)%	$969,186,456	96.92%

(1)

Gross offering proceeds include upfront selling commissions and dealer manager fees that the Dealer Manager is entitled to receive (including any amounts that may be retained by, or reallowed (paid) to, participating broker-dealers). We intend to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”); however, in certain states this offering is subject to annual extensions.

(2)

The tables assume that 25% of our gross offering proceeds are from the sale of each of Class T shares, Class S shares, Class D shares and Class I shares. For Class T shares, includes upfront selling commissions of 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. For Class S shares, includes upfront selling commissions of 3.5% of the transaction price. For Class D shares, includes upfront selling commissions of 1.5% of the transaction price. Amounts presented in the tables are less than 3.5% and 1.5%, as applicable, of gross proceeds because upfront selling commissions and dealer manager fees are calculated as 3.5% and 1.5%, as applicable, of the transaction price (which excludes upfront selling commissions and dealer manager fees), which means that upfront selling commissions and dealer manager fees expressed as a percentage of the total investment (including upfront selling commissions and dealer manager fees) are less than 3.5% and 1.5%, as applicable. We will also pay the following selling commissions over time as distribution fees to the Dealer Manager, subject to FINRA limitations on underwriting compensation: (a) for Class T shares only, a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares, (b) for Class S shares only, a distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and (c) for Class D shares only, a distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The distribution fees are selling commissions paid over time. The total amount that will be paid over time for distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. See “Plan of Distribution—Underwriting Compensation—Upfront Selling Commissions and Dealer Manager Fees” and “Compensation—Distribution Fees.”
(3)

The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated Dealer Manager expenses reimbursable by us. See “Compensation—Organization and Offering Expense Reimbursement” for examples of the types of organization and offering expenses we may incur.

In the aggregate, underwriting compensation from all sources, including upfront selling commissions, dealer manager fees, distribution fees and other underwriting compensation, will not exceed 10% of the gross proceeds from our primary offering.

INVESTMENT OBJECTIVES AND STRATEGIES

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

•	preserve and protect invested capital;

•	provide current income in the form of regular cash distributions; and

•	realize potential growth in the value of our investments.

We cannot assure you that we will achieve our investment objectives. In particular, we note that the NAV of non-traded REITs may be subject to volatility related to the values of their underlying assets. See the “Risk Factors” section of this prospectus.

Investment Strategy

Through its affiliation with Inland, the Advisor acquires, manages and sells properties in our portfolio on our behalf, subject to the supervision and oversight of our board of directors. Together with its affiliates, Inland is a fully-integrated group of legally and financially separate companies that is involved in every aspect of real estate, including property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. Since its founding in 1968, Inland has sponsored 823 programs and raised more than $29 billion in capital from more than 490,000 investors. IREIC, our sponsor, is a member company of Inland.

Our investment strategy is to acquire a diversified portfolio of stabilized, income-generating commercial real estate across alternative property types in the United States. We also to a lesser extent invest in real estate debt and real estate-related securities to provide current income and a source of liquidity for our share repurchase plan, cash management and other purposes. We seek to create and maintain a portfolio of commercial real estate investments that generate stable income to enable us to pay attractive and stable cash distributions to our stockholders. We currently have no intention to make or acquire any investments outside the United States and may do so in the future only to the extent that any international investment is consistent with our overall investment strategy and specifically approved by our board of directors.

Our property investments will consist primarily of stabilized, income-generating commercial real estate across alternative property types, with a non-exclusive focus on self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities including but not limited to assisted care and memory care facilities. Medical and healthcare-related assets may include medical office buildings, ambulatory surgery centers and life science and laboratory facilities. We may also invest in value-add or other development projects in these asset classes, potentially through a variety of ownership structures including but not limited to direct ownership, joint ventures, co-investment opportunities, preferred equity positions and others.

As of the date of this prospectus, our Operating Partnership’s real estate portfolio consists of 30 medical office properties and one student housing property. For a description of our Operating Partnership’s investments as of December 31, 2022, see “Formation Transactions and Investment Portfolio—Real Estate Portfolio.”

Our real estate debt strategy is focused on generating current income and contributing to our overall net returns. Alongside our credit facilities and operating cash flow, our real estate debt investments may provide an additional source of liquidity. These liquidity sources are collectively used for cash management, satisfying any stock repurchases under our share repurchase plan and other purposes.

Potential Competitive Strengths

We believe our relationship with Inland provides us with many benefits, including:

•

Inland’s Sponsorship Experience—Inland has more than 50 years of experience in acquiring and managing real estate assets. As of December 31, 2022, Inland had sponsored 823 real estate investment programs, including 814 private and public limited partnerships, limited liability companies and Delaware statutory trusts and nine non-listed REITs.

•

Experienced Acquisition Team – Inland Real Estate Acquisitions, Inc., or “IREA,” and other affiliates of IREIC will assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since its inception, IREA has facilitated more than $54 billion of purchases including self-storage properties, student housing properties, senior living facilities and medical office buildings.

•

Inland’s Management Team—Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate. As of December 31, 2022, Inland entities cumulatively owned properties located in 44 states and managed assets with a value of approximately $15 billion.

•

Experienced Acquirer and Manager of Alternative Real Estate Assets – Inland, primarily through the DST and private investment programs sponsored by IPC, a subsidiary of our sponsor, has significant experience in acquiring, owning and operating alternative real estate assets. Specifically, as of December 31, 2022, IPC-sponsored programs had acquired healthcare properties with a total purchase price of over $660.1 million, student housing properties with a total purchase price of $892.3 million, self-storage properties with a total purchase price of approximately $1.7 billion and senior living properties with a total purchase price of over $226.2 million.

•

Strong Industry Relationships –We believe that Inland’s extensive network of relationships with the real estate brokerage, development and operating partners enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In particular, we believe that Inland’s strong relationships with third party operators of alternative assets, including in the storage, student housing, and senior living asset classes, will aid in attracting and retaining tenants.

•

Inland’s Centralized Resources—Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

For more information regarding our Advisor and Inland’s investment management business, see “Management—Our Advisor and Inland.”

Investment Guidelines and Portfolio Allocation

Our board of directors, including our independent directors, will review our investment portfolio not less than quarterly. In addition, our board of directors will adopt investment guidelines which set forth, among other things, guidelines for investing in our targeted property types and certain investment policies restricting certain types of investments which we describe in more detail below. Our board of directors, including our independent directors, will review the investment guidelines on an annual basis or more frequently as it deems appropriate. Changes to our investment guidelines must be approved by our board of directors, including a majority of our independent directors. Our board of directors may revise our investment guidelines without the concurrence of our stockholders. However, our board of directors will not amend our charter, including any investment policies that are provided in our charter and described under “Charter-Imposed Investment Limitations” below, without the concurrence of holders of a majority of the outstanding shares entitled to vote, except for amendments that do not adversely affect the rights, preferences and privileges of our stockholders and do not require stockholder approval under Maryland law.

Our investment guidelines delegate to our Advisor authority to execute acquisitions and dispositions of investments in real estate and real estate-related securities, in each case so long as such delegation and such acquisitions and dispositions are consistent with the investment guidelines adopted by our board of directors, our charter and Maryland law. Our board of directors will at all times have oversight over our investments and may change from time to time the scope of authority delegated to our Advisor with respect to acquisition and disposition transactions. In addition, under our investment guidelines our board of directors is required to approve any acquisition of a single property or portfolio of properties with a purchase price exceeding 10% of our most recent month-end total asset value (as measured under generally accepted accounting principles) plus the net proceeds expected in good faith to be raised in our registered offering over the next 12 months. A majority of our board of directors will periodically determine that the consideration paid for property we acquire will ordinarily be based on the fair market value of the property.

We will seek to invest:

•	at least 80% of our assets in properties; and

•	up to 20% of our assets in real estate debt and real estate-related securities.

Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the levels provided above due to factors such as a large inflow of capital over a short period of time, our Advisor’s assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be treated as a REIT for U.S. federal income tax purposes. Certain investments, such as preferred equity investments, could be characterized as either real estate or real estate debt depending on the terms and characteristics of such investments.

Identification of Investments

Our Advisor will work with our sponsor and IREA to identify potential investments and will evaluate all elements of a proposed investment, including: geographic location; condition and use of the assets; historical performance; current and projected cash flow; potential for capital appreciation; potential for economic growth in the area where the assets are located; presence of existing and potential competition; prospects for liquidity through sale, financing or refinancing; and tax considerations. Because the factors considered, including the specific weight we place on each factor, may vary for each potential investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

In addition, Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. The investment committee consists of members of senior management from various areas of the organization including property management, asset management, underwriting, finance, and legal. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Inland Programs, as well as the factors described in the preceding paragraph. Our Advisor does not recommend any investments for us unless the investment is approved for consideration by Inland’s investment committee.

The primary sources of proposed real estate investments will include the following:

•

Delaware statutory trusts, or “DSTs,” or other private investment programs sponsored by IPC, an affiliate of our sponsor that was formed to provide replacement properties for investors wishing to complete a tax-deferred exchange under Section 1031 of the Code, as well as investors seeking a quality, multiple-owner real estate investment. These investments are expected to take the form of a transaction structured as a tax-deferred contribution of the property owned by the DST or other IPC-sponsored investment program to our Operating Partnership in exchange for OP Units under Section 721 of the Code;

•	major corporations, real estate owners, developers and real estate operators with which Inland has worked in the past and that wish to divest assets or partner with Inland;

•	real estate brokers;

•	investment/commercial banks and other lenders; and

•	open market and off-market transactions.

In the early stages of our capital raise pursuant to this offering, the primary source of proposed real estate investments will consist of DSTs or other private investment programs sponsored by IPC and owning commercial real estate in alternative sectors. IPC-sponsored programs had acquired healthcare properties with a total purchase price of over $886.3 million, student housing properties with a total purchase price of $892.3 million and self-storage properties with a total purchase price of approximately $1.7 billion as of December 31, 2022. As a complement to the healthcare and student housing properties already acquired by the Operating Partnership, we anticipate that our initial acquisitions may consist of one or more of these self-storage properties currently owned by IPC-sponsored DSTs.

Investments in Real Estate

To execute our investment strategy, we invest primarily in stabilized, income-generating commercial real estate within alternative sectors. Our investments are focused primarily on sectors with demand driven by life-cycle events and demographics, including, but not limited to, self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities. These property sectors tend to be highly fragmented and have historically been less impacted by economic cycles.

With an aging Baby Boomer population that continues to live longer, strong demand for healthcare properties including medical office buildings and senior living facilities is expected to continue. As Baby Boomers continue to age, more seniors are looking for senior living and active adult communities that offer a retirement-friendly, low-maintenance lifestyle with varying levels of medical support provided as needed. Tenant demand for medical office building space also continues to increase as healthcare providers seek to address increasing patient volume by providing services away from hospitals.

In the self-storage sector, life events such as death, divorce, downsizing and dislocation continue to drive consumer demand for extra space. We intend to target properties with high visibility and easy accessibility off major interstates and highways.

We intend to target student housing properties that are in close proximity to campus and downtown, with easy access to public transit. We continue to see increasing demand in this sector from students that are eligible to live off-campus and are seeking modern amenities and balance between shared living expenses and privacy.

While we do intend to focus our strategy on the self-storage, student housing, healthcare and senior living sectors, other alternative sectors we may consider include manufactured housing, build-to-rent, life science and infrastructure. We may also invest potentially elsewhere and opportunistically in equity of public and private real estate-related companies. These investments may include real estate-related operating companies. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but may consider development that is ancillary to an overall investment.

We do not designate specific geographical allocations for the portfolio; rather we intend to invest in regions or sectors where we see the best opportunities that support our investment objectives. However, we currently have no intention to make or acquire any investments outside the United States and may only do so in the future to the extent that any international investment is consistent with our overall investment strategy and specifically approved by our board of directors.

Ownership Interests

Our Operating Partnership or one or more subsidiary entities controlled by our Operating Partnership will acquire properties on our behalf. In many cases, we will acquire the entire equity ownership interest in properties and exercise control over such properties. However, we may also enter into joint ventures, general partnerships, co-tenancies and other participation arrangements with other investors, including affiliates of our Advisor, to acquire properties. We generally will acquire fee simple interests for the properties (in which we own both the land and the building improvements), but may consider leasehold interests and other non-fee simple interests if we believe the investment is consistent with our investment strategy and objectives.

Joint Ventures and Other Co-Ownership Arrangements

We may enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with entities affiliated with our Advisor as well as third parties for the acquisition or improvement of properties. In many cases, we may not control the management of the affairs of the joint venture.

A joint venture creates an alignment of interest with a private source of capital for the benefit of our stockholders. In determining whether to invest in a particular joint venture, our Advisor will evaluate the real property that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for our selection of real property investments.

The terms of any particular joint venture will be established on a case-by-case basis considering all relevant facts, including the nature and attributes of the potential joint venture partner, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest in the venture. Other factors we will consider include: (1) our ability to manage and control the joint venture; (2) our ability to exit the joint venture; and (3) our ability to control transfers of interests held by other partners to the venture. Our interests may not be totally aligned with those of our partner. See “Risk Factors—General Risks Related to Investments in Real Estate—We may make a substantial amount of joint venture investments, including with Inland affiliates. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.”

In the event that the joint venture partner elects to sell property held in any such joint venture, we may not have sufficient funds to exercise any right of first refusal or other purchase right that we may have. Entering into joint ventures with Inland affiliates will result in certain conflicts of interest. See “Risk Factors—Risks Related to Conflicts of Interest.”

Due Diligence

The Inland personnel who perform investment management services for us pursuant to the Advisory Agreement will conduct due diligence on each property that our Advisor proposes to purchase on our behalf, including these four primary types:

•

Financial Due Diligence. A preliminary review of each opportunity is conducted in order to screen the attractiveness of each transaction. The preliminary review is followed by an initial financial projection based on macro- and micro-economic analyses. Projection assumptions generally are developed from analysis of historical operating performance, discussions with local real estate contacts or sector experts and a review of published sources and data from Inland’s other portfolios. If our Advisor deems appropriate, further due diligence will be conducted, as described below, to confirm the initial financial review. Our Advisor will forecast expected cash flows and analyze various scenarios and exit strategies utilizing its proprietary models and the financial information received. We believe that our Advisor’s approach to the analysis of potential investment opportunities will provide us with a competitive advantage.

•

Books and Records. Our Advisor and its affiliates will review relevant books and records (for example, comparing rent rolls to leases for medical office buildings), confirm cash flow information provided by the seller and conduct other similar types of analysis.

•

Physical Due Diligence. This primarily will involve an analysis of environmental and engineering matters by third-party consultants. Conclusions will be incorporated from environmental/engineering reports into the financial projection analysis. Additionally, our Advisor will investigate each potential investment and comparable properties to assess relative market position, functionality and obsolescence.

•

Legal and Tax Due Diligence. Our Advisor will work closely with our counsel to review, diligence and negotiate applicable legal and property specific documents pertaining to an investment (e.g., joint venture agreements, loan documents, leases, management agreements, purchase contracts, etc.). Additionally, our Advisor will work with internal and external tax advisors to structure investments in an efficient manner and consistent with the REIT requirements.

Exit Strategies

Our investment strategy is not reliant on prompt sale of the properties we acquire, and we anticipate that we will hold most properties for 7-10 years. One of our Advisor’s primary considerations in evaluating any potential investment opportunity is the likely exit strategy. When determining whether to sell a particular asset, our Advisor will take the following steps:

•	Evaluate Condition of the Property. Evaluate whether the asset is in the appropriate condition for a successful sale.

•	Monitor Market Conditions. Monitor the markets to identify favorable conditions for asset sales.

•

Assess Returns from the Property. Assess the returns from each investment to determine whether the expected sale price exceeds the net present value of our Advisor’s projected cash flows of the property.

•	Evaluate Status of Business Plan. Evaluate whether it has successfully completed the value creation plan that was established at acquisition.

We believe that holding our target assets for a long period of time will enable us to execute our business plan, generate favorable cash-on-cash returns and drive long-term cash flow and NAV growth.

Generally, we will reinvest proceeds from the sale, financing or disposition of properties in a manner consistent with our investment strategy, although we may be required to distribute such proceeds to the stockholders in order to comply with REIT requirements.

Investments in Real Estate Debt and Real Estate-Related Securities

Real Estate Debt

Our real estate debt strategy is focused on generating current income and contributing to our overall net returns. The type of real estate debt investments we may seek to acquire are obligations backed principally by real estate of the type that generally meets our criteria for direct investment. We may source, originate and manage a real estate debt portfolio consisting of subordinated mortgages, mezzanine loans, loan participations and other forms of debt investments made with respect to real estate and real estate-related assets as well as mortgage loans, bank loans, and other interests relating to real estate and debt of companies in the business of owning or operating real estate-related businesses. Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured as a result of foreclosure by the senior lender. We expect that these investments will be generally illiquid in nature. Mortgage loans are typically secured by single-family, multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by a multifamily or commercial property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower.

We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate.

Real Estate-Related Securities

Our real estate-related securities will serve as a cash management strategy before investing offering proceeds into longer-term real estate assets. In addition, we believe that, subject to applicable law, our real estate-related securities could be used, in part, to maintain appropriate liquidity levels in order to provide funds to satisfy repurchase requests under our share repurchase plan that we chose to satisfy in any particular month. Our securities portfolio will focus on agency and non-agency RMBS, CMBS, CLOs, CDOs and public equity real estate securities.

We may invest in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

However, we may only invest in equity securities if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable.

We do not intend that our investments in real estate-related securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required.

Issuing Securities for Property

Subject to limitations contained in our charter, we may issue, or cause to be issued, shares of our stock or limited partnership units in the Operating Partnership in any manner (and on such terms and for such consideration) in exchange for real estate. Our existing stockholders will have no preemptive rights to purchase any such shares of our stock or limited partnership units in the Operating Partnership, and any such issuance might cause a dilution of a stockholder’s initial investment. We may enter into additional contractual arrangements with contributors of property under which we would agree to repurchase a contributor’s units for shares of our common stock or cash, at the option of the contributor, at specified times.

We and our Operating Partnership are organized as an UPREIT. A sale of property directly to a REIT is generally a taxable transaction to the selling property owner. In an UPREIT structure, a seller of appreciated property who desires to defer taxable gain on the transfer of such property may, subject to meeting applicable tax requirements, transfer the property to the Operating Partnership in exchange for limited partnership interests (including Operating Partnership units) on a tax-free basis. Being able to offer a seller the opportunity to defer taxation of gain until the seller disposes of its interest in the Operating Partnership may give us a competitive advantage in acquiring desired properties relative to buyers who cannot offer this opportunity. A primary source of our proposed real estate investments are Delaware statutory trusts, or “DSTs,” or other private investment programs sponsored by IPC. Programs sponsored by IPC may determine to transfer the properties owned by such programs to the Operating Partnership in exchange for OP Units on a tax-free basis. Any such OP Units issued on this basis generally may not be transferred, sold, assigned, pledged or otherwise hypothecated for a period of one year from the completion each transaction. After the lapse of the foregoing one-year holding period, OP Units may be redeemed for our common stock and/or cash, at the sole election of our Company.

Investment Process for Real Estate Debt and Real Estate-Related Securities

The following is a brief summary of certain key aspects of the real estate debt and real estate-related securities investment process our Advisor expects to generally utilize:

•

Fundamental Analysis. Our Advisor expects to utilize an asset-by-asset valuation approach to evaluate potential investments with a focus on underlying cash flow projections, replacement costs and market-by-market supply/demand trends.

•

Disciplined Investment Approach. Our Advisor expects to employ conservative underwriting and rigorous due diligence with respect to each investment while carefully assessing the impact of certain potential downside scenarios.

•

Leverage Proprietary Knowledge and Relationships. Our Advisor expects to utilize the knowledge, relationships and expertise of the existing Inland team to evaluate the sponsorship and collateral of potential investments.

Derivative Instruments and Hedging Activities

We may use derivatives for hedging purposes and, subject to maintaining our status as a REIT and compliance with any applicable exemption from being regulated as a commodity pool operator, we may also use derivatives for investment purposes and as a form of effective leverage. Our principal investments in derivative instruments may include investments in interest rate swaps, total return swaps, credit default swaps and indices thereon, and short sales (typically related to treasuries), but we may also invest in futures transactions, options and options on futures. See “Risk Factors—General Risks Related to Investments in Real Estate-Related Securities—We may invest in derivatives, which involve numerous risks.”

Cash, Cash Equivalents and Other Short-Term Investments

We hold cash, cash equivalents and other short-term investments. These types of investments may include the following, to the extent consistent with our intended qualification as a REIT:

•

money market instruments, cash and other cash equivalents (such as high-quality short-term debt instruments, including commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, interest-bearing time deposits and credit rated corporate debt securities);

•	U.S. government or government agency securities; and

•	Credit-rated corporate debt or asset-backed securities of U.S. or foreign entities, or credit-rated debt securities of foreign governments or multi-national organizations.

Other Investments

We may, subject to any required approvals from our board of directors, make investments other than as described above. At all times, we intend to make investments in such a manner consistent with maintaining our qualification as a REIT under the Code and maintaining our status as a non-investment company under the Investment Company Act. We do not intend to underwrite securities of other issuers.

Borrowing Policies

We intend to use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio after our ramp-up period is approximately 60%. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. There is, however, no limit on the amount we may borrow with respect to any individual property or portfolio. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances, will not be included as part of the calculation above.

Our real estate debt portfolio may have embedded leverage through the use of reverse repurchase agreements and may also have embedded leverage through the use of derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps. During times of increased investment and capital market activity, but subject to the limitation on indebtedness for money borrowed in our charter described below, we may employ greater leverage in order to quickly build a broader portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or our Operating Partnership. We may seek to obtain lines of credit under which we would reserve borrowing capacity. Borrowings under lines of credit may be used not only to repurchase shares, but also to fund acquisitions or for any other corporate purpose.

Our actual leverage level will be affected by a number of factors, some of which are outside our control. Significant inflows of proceeds from the sale of shares of our common stock generally will cause our leverage as a percentage of our net assets, or our leverage ratio, to decrease, at least temporarily. Significant outflows of equity as a result of repurchases of shares of our common stock generally will cause our leverage ratio to increase, at least temporarily. Our leverage ratio will also increase or decrease with decreases or increases, respectively, in the value of our portfolio. If we borrow under a line of credit to fund repurchases of shares of our common stock or for other purposes, our leverage would increase and may exceed our target leverage. In such cases, our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or sell some of our assets to repay outstanding indebtedness.

Our board of directors reviews our aggregate borrowings at least quarterly. In connection with such review, our board of directors may determine to modify our target leverage ratio in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and investment opportunities or other factors. We may exceed our targeted leverage ratio at times if our Advisor deems it advisable for us. For example, if we fund a repurchase under a line of credit, we will consider actual borrowings when determining whether we are at our leverage target, but not unused borrowing capacity. If, therefore, we are at a leverage ratio in the range of 60% and we borrow additional amounts under a line of credit, or if the value of our portfolio decreases, our leverage could exceed the range of 60% of our gross real estate assets. In the event that our leverage ratio exceeds our target, regardless of the reason, we will thereafter endeavor to manage our leverage back down to our target.

There is no limit on the amount we may borrow with respect to any individual property or portfolio. However, under our charter we may not incur indebtedness for money borrowed in an amount exceeding 300% of the cost of our net assets, which approximates borrowing 75% of the cost of our investments, unless any excess over this limit is approved by a majority of our independent directors, and disclosed to stockholders in our next quarterly report, along with justification for such excess. This limitation includes indebtedness for money borrowed with respect to our real estate debt portfolio. “Net assets” is defined as our total assets other than intangibles valued at cost (prior to deducting depreciation, reserves for bad debts and other non-cash reserves) less total liabilities.

Temporary Strategies

During periods in which our Advisor determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit us, we may temporarily depart from our investment strategy. During these periods, subject to compliance with the Investment Company Act, we may deviate from our investment guideline of investing at least 80% of our assets in properties and/or up to 20% of our assets in real estate debt and real estate-related securities, or invest all or any portion of our assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities that have received the highest investment grade credit rating; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; fixed time deposits; shares of money market funds; credit-linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that our Advisor considers consistent with this strategy. During these periods, we may also determine to pay down certain of our indebtedness and have indebtedness below our target leverage or we may borrow more to provide for additional liquidity causing us to exceed our target leverage. It is impossible to predict when, or for how long, our Advisor will use these alternative strategies. There can be no assurance that such strategies will be successful.

Charter-Imposed Investment Limitations

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds:

•

We will not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets. Unimproved real property means a property in which we have an equity interest that was not acquired for the purpose of producing rental or other income, that has no development or construction in process and for which no development or construction is planned, in good faith, to commence within one year;

•

We will not invest in commodities or commodity futures contracts (which term does not include derivatives related to non-commodity investments, including futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets, mortgages and real estate-related securities);

•	We will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•

We will not make or invest in individual mortgage loans unless an appraisal is obtained concerning the underlying property except for mortgage loans insured or guaranteed by a government or government agency. In cases where a majority of our independent directors determines and in all cases in which a mortgage loan transaction is with our Advisor, our sponsor, any of our directors or any of their affiliates, the appraisal shall be obtained from an independent appraiser. We will maintain the appraisal in our records for at least five years and it will be available for inspection and duplication by our common stockholders. We will also obtain a mortgagee’s or owner’s title insurance policy as to the priority of the mortgage or condition of the title;

•

We will not make or invest in mortgage loans, including construction loans, on any one real property if the aggregate amount of all mortgage loans on such real property would exceed an amount equal to 85% of the appraised value of such real property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria;

•	We will not make or invest in mortgage loans that are subordinate to any lien or other indebtedness or equity interest of any of our directors, our sponsor, our Advisor or their affiliates;

•

We will not issue (1) equity securities redeemable solely at the option of the holder (except that stockholders may offer their shares of our common stock to us pursuant to our share repurchase plan), (2) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is anticipated to be sufficient to properly service that higher level of debt, (3) equity securities on a deferred payment basis or under similar arrangements or (4) options or warrants to the directors, our sponsor, our Advisor, or any of their affiliates, except on the same terms as such options or warrants, if any, are sold to the general public. Options or warrants may be issued to persons other than the directors, our sponsor, our Advisor, or any of their affiliates, but not at exercise prices less than the fair value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a fair value less than the value of the option or warrant on the date of grant;

•	We will not engage in the business of underwriting or the agency distribution of securities issued by other persons;

•

We will not acquire interests or equity securities in any entity holding investments or engaging in activities prohibited by our charter except for investments in which we hold a non-controlling interest or investments in any entity having securities listed on a national securities exchange or included for quotation on an interdealer quotation system;

•

We will not acquire equity securities unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable;

•

We will not violate any provisions of our charter in connection with any purchase, sale, lease, loan or other transaction involving us and one or more of Inland, our Advisor, our directors, or any of their affiliates; or

•	We will not violate any provisions of our charter in connection with any roll-up transaction.

In addition, our charter includes many other investment limitations in connection with transactions with affiliated entities or persons. See “Conflicts of Interest—Certain Conflict Resolution Policies and Measures—Charter Provisions Relating to Conflicts of Interest.” Our charter also includes restrictions on roll-up transactions, which are described under “Description of Capital Stock—Restrictions on Roll-Up Transactions.”

Investment Company Act Considerations

We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	under Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

under Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related securities directly, primarily by acquiring fee interests in real property. We may also invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest. We anticipate that our assets generally will be held in our wholly and majority-owned subsidiaries, each formed to hold a particular asset. A smaller portion of our assets are anticipated to be real estate debt.

We intend to conduct our operations so that we and most of our wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of our wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither we nor any of our wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will determine whether an entity is a majority-owned subsidiary of our Company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.

If we or any of our wholly or majority-owned subsidiaries would ever fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets).

We will classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than 20 years ago. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we were required to re-classify our assets, we might not be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/25% test, based on the no-action letters issued by the SEC staff, we intend to classify our fee interests in real property, held by us directly or through our wholly owned subsidiaries or controlled subsidiaries as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions by the joint venture; otherwise, they will be classified as real estate-related assets. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Inland Programs. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.

Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit our and our subsidiaries’ ability to invest directly in CMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate, however, we and our subsidiaries may invest in such securities to a certain extent.

Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the 40% test or Section 3(c)(5)(C) exemption, we might be unable to sell assets we would otherwise want to sell and might need to sell assets we would otherwise wish to retain. In addition, we might have to acquire additional assets that we might not otherwise have acquired or might have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC or its staff provide more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”

FORMATION TRANSACTIONS AND INVESTMENT PORTFOLIO

Formation Transactions

We were originally formed on June 17, 2021 as a Delaware limited liability company named “Inland Private Capital Alternative Assets Fund, LLC.” As of the date of this prospectus we have not invested any capital in the Operating Partnership and therefore do not own an interest in its underlying properties. As we raise proceeds in this offering, we will contribute capital to the Operating Partnership in exchange for an economic interest such that we expect to eventually consolidate the Operating Partnership. Our Operating Partnership acquired a current portfolio of 30 medical office properties on September 2, 2021 through a “roll-up” transaction with eight separate programs sponsored by an affiliate of our sponsor. In exchange for the properties, our Operating Partnership issued 373,032.89 OP Units to the Delaware statutory trusts that owned the properties, which were subsequently distributed to the investors in those trusts. On December 1, 2022, our Operating Partnership acquired a student housing property from an investment program sponsored by an affiliate of our sponsor. On [•], 2023, we converted to a Maryland corporation named IPC Alternative Real Estate Income Trust, Inc.

We and our Operating Partnership entered into a Business Management Agreement with IPC Alternative Assets Business Manager, LLC, an affiliate of our Advisor, effective as of July 14, 2021. From our inception through December 31, 2021, our Operating Partnership incurred approximately $2.6 million in fees and approximately $1.2 million in expense reimbursements under the Business Management Agreement, all of which has been paid. From January 1, 2022 through September 30, 2022, our Operating Partnership incurred approximately $691,313 in fees and $22,300 in expense reimbursements under the Business Management Agreement, all of which has been paid. Effective as of October 1, 2022, the Business Management Agreement was transferred from IPC Alternative Assets Business Manager, LLC to our Advisor. The Business Management Agreement will terminate upon the commencement of this offering and be replaced with the new Advisory Agreement. For a description of the terms of the Advisory Agreement, see “Compensation” and “Management—The Advisory Agreement.”

We do not currently pay any incentive fee to our Advisor or any of its affiliates. However, in connection with the commencement of this offering, we intend to amend and restate the Operating Partnership agreement to issue the special limited partner interest to the Special Limited Partner, which will entitle it to a performance allocation if certain performance thresholds are met. See “Compensation.”

We may engage the Property Manager, an affiliate of our Advisor, to manage certain properties we acquire. The Property Manager manages our Operating Partnership’s current portfolio of properties, with the exception of one medical office property located in Greendale, Indiana and our Operating Partnership’s student housing property, each of which is managed by a third-party manager. From our inception through December 31, 2021, our Operating Partnership incurred approximately $138,579 in fees and $46,032 in expense reimbursements under the property management agreements with Property Manager, all of which has been paid. From January 1, 2022 through September 30, 2022, our Operating Partnership incurred $363,629 in fees and $29,497 in expense reimbursements under the property management agreements with the Property Manager, all of which has been paid. For a description of these agreements, see “Compensation” and “Management—The Property Management Agreements (Initial Healthcare Portfolio).”

Real Estate Portfolio

Overview of our Operating Partnership’s Portfolio

As of December 31, 2022, the Operating Partnership’s real property portfolio consisted of 31 properties totaling approximately 746,601 square feet of medical office (the “Initial Healthcare Portfolio”) and one student housing property with 406 student housing beds. These properties are located in 14 markets throughout the U.S.

The following table summarizes certain operating metrics of our Operating Partnership’s real property portfolio by segment and by market as of December 31, 2022:

Property	Number of Properties	Percentage of Gross Investment Amount(1)	Rentable Square Feet / # Beds	Percentage of Rentable Square Feet / # Beds	Percentage Leased(2)
Medical Office
Austin MSA(3), TX	1	3.0%	16,388 sq. ft	2.2%	100.0%
Chicago MSA, IL	3	7.0%	56,173 sq. ft	7.5%	100.0%
Connecticut	2	5.2%	112,369 sq. ft	15.1%	100.0%
Dallas, TX	1	1.7%	16,050 sq. ft	2.1%	100.0%
Garden City, NY	1	3.2%	16,920 sq. ft	2.3%	100.0%
Greendale, IN	1	2.2%	24,722 sq. ft	3.3%	100.0%
Houston, TX	2	14.7%	88,450 sq. ft	11.8%	100.0%
Indianapolis, IN	1	3.9%	42,187 sq. ft	5.7%	100.0%
Oklahoma City, OK	1	4.1%	33,500 sq. ft	4.5%	100.0%
Phoenix MSA, AZ	10	27.6%	199,958 sq. ft	26.8%	100.0%
Raleigh, NC	1	1.8%	13,131 sq. ft	1.8%	100.0%
San Antonio MSA, TX	4	9.2%	71,995 sq. ft	9.6%	100.0%
Salt Lake City MSA, UT	2	6.6%	54,758 sq. ft	7.3%	100.0%
Student Housing
St. Louis, MO	1	9.6%	406 beds	100.0%	100.0%

(1)

Our Operating Partnership acquired the Initial Healthcare Portfolio on September 2, 2021 through a “roll-up” transaction with eight separate programs sponsored by an affiliate of our sponsor. For the properties in the Initial Healthcare Portfolio, the investment amount represents the value of each property determined by an independent third party appraiser in connection with that roll-up transaction.

(2)	For our Operating Partnership’s student housing property, this percentage was calculated as the number of leased beds divided by the total beds as of December 31, 2022.
(3)	“MSA” refers to metropolitan statistical area.

All of the properties listed in the table are owned in fee simple, with the exception of the following:

•

Our Operating Partnership owns a leasehold interest in the medical office property located in Greendale, Indiana, as well as a fee simple interest in the improvements located thereon. The ground lessor is Saint Elizabeth Medical Center, Inc. The ground lease has a term of approximately 60 years, expiring on February 28, 2078, with two 15-year renewal options. Our Operating Partnership is required to pay the ground landlord base rent of $8,750 per month until February 28, 2028. On March 1, 2028 and every 10 years thereafter throughout the term, the base rent will be increased by an amount equal to 15% of the base rent for the immediately preceding 10-year period.

•

Our Operating Partnership owns a leasehold interest in a medical office property located in Phoenix, Arizona, as well as a fee simple interest in the improvements located thereon. The ground lessor is the State of Arizona, as Trustee through the State Land Commissioner. The ground lease has a term of 99 years, expiring on July 6, 2092. Our Operating Partnership is required to pay the ground landlord base rent based on a percentage of the appraised value of the land, which is adjusted in five-year intervals. The annual base rent payable from July 7, 2018 through July 6, 2023 is $61,317.

•

Our Operating Partnership owns a leasehold interest in a medical office property located in West Jordan, Utah, as well as a fee simple interest in the improvements located thereon. The ground lessor is Jordan Valley Medical Center, LP. The ground lease has a term of 99 years, expiring on October 15, 2114, with three 15-year renewal options. Base rent over the first 15 years of the ground lease term is $360,000; however, the entirety of this amount has been paid.

Lease Terms

Medical office lease terms typically range from five to 15 years, and often include renewal options. Most of our Operating Partnership’s medical office leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person. The majority of our Operating Partnership’s student housing residential leases expire within 12 months.

Lease Expirations

As of December 31, 2022, the weighted-average remaining term of our Operating Partnership’s total leased commercial portfolio was approximately 9.1 years based on annualized base rent and 9.2 years based on leased square footage, excluding renewal options. The following table summarizes the lease expirations at our Operating Partnership’s medical office properties for leases in place as of

December 31, 2022, without giving effect to the exercise of renewal options or termination rights, if any. The table excludes our Operating Partnership’s student housing property, as substantially all leases at such properties expire within 12 months, as well as the ground leases described above.

Year Ending December 31	Number of Leases Expiring	Rentable Square Feet	Percentage of Total Leased Square Feet	Current Annualized Base Rent ($)(1)	Percentage of Total Current Annualized Base Rent
2023	0	0	0%	$0	0%
2024	0	0	0%	$0	0%
2025	0	0	0%	$0	0%
2026	0	0	0%	$0	0%
2027	0	0	0%	$0	0%
2028	3	75,973	10%	$2,121,331	10%
2029	2	42,442	6%	$1,289,178	6%
2030	2	71,851	10%	$1,874,460	9%
2031	5	98,935	13%	$3,066,417	15%
2032	8	252,171	34%	$6,090,401	30%
Thereafter	12	205,229	27%	$6,093,489	30%

Total	32	746,601	100%	$20,535,275	100%

(1)	Annualized base rent is calculated as monthly base rent excluding the impact of any contractual tenant concessions per the terms of the lease as of December 31, 2022, multiplied by 12.

Tenant Diversification

We believe that the tenants that occupy our Operating Partnership’s real estate portfolio are generally well-diversified. As of December 31, 2022, there were three tenants that represented more than 10.0% of our Operating Partnership’s portfolio’s total annualized base rent or more than 10.0% of our Operating Partnership’s portfolio’s total leased square feet.

Our Operating Partnership’s largest tenant is Ironwood Physicians, P.C., one of the largest cancer treatment providers in Phoenix, with more than 700 employees and 100 physician providers. Ironwood was founded in 1993 and has grown to 15 locations in the Phoenix metropolitan area, including five comprehensive cancer centers. The two additional tenants with greater than 10.0% of our Operating Partnership’s portfolio’s total leased square feet are Memorial Hermann Health System, a Texas not-for-profit corporation, and Starling Physicians, P.C., a Connecticut professional corporation. Memorial Hermann Health System is headquartered in Houston, Texas and has 6,700 affiliated physicians and 29,000 employees as well as 260 care delivery sites. Starling Physicians, P.C., is one of the largest physician-owned multispecialty groups in Connecticut, with over 50 primary care physicians, more than 140 specialists, and onsite services including diagnostic imaging, laboratory services, physical therapy, infusion centers, and dialysis access care.

The following table reflects the Operating Partnership’s ten largest tenants, based on annualized base rent, as of December 31, 2022.

Tenant	Number of Leases	Rentable Square Feet	Percentage of Rentable Square Feet	Total Annualized Base Rent	Percent of Portfolio Commercial Annualized Base Rent	Annualized Base Rent Per Square Foot
Ironwood Physicians, P.C.	8	146,245	19.6%	$4,749,009	23.1%	$32.47
Memorial Hermann Health System	2	88,450	11.8%	$3,207,270	15.6%	$36.26
Dermatology Associates of San Antonio	2	36,385	4.9%	$1,229,263	6.0%	$33.78
Starling Physicians, P.C.	2	112,369	15.1%	$1,225,515	6.0%	$10.91
Surgical Hospital of Oklahoma, L.L.C.	1	33,500	4.5%	$1,020,098	5.0%	$30.45

Tenant	Number of Leases	Rentable Square Feet	Percentage of Rentable Square Feet	Total Annualized Base Rent	Percent of Portfolio Commercial Annualized Base Rent	Annualized Base Rent Per Square Foot
Banner Medical Group	1	29,350	3.9%	$897,523	4.4%	$30.58
Jordan Valley Medical Center, LP	1	25,056	3.4%	$848,827	4.1%	$33.88
Community Health Network, Inc.	1	42,187	5.7%	$825,550	4.0%	$19.57
New York University School of Medicine, an administrative unit of New York University	1	16,920	2.3%	$702,145	3.4%	$41.50
ESWCT Cedar Park, LLC	1	16,388	2.2%	$686,172	3.3%	$41.87

Total	20	546,850	73.2%	$15,391,371	75.0%	$28.15

Debt Financings

In connection with the acquisition of the Initial Healthcare Portfolio, on September 30, 2021, 16 of the subsidiaries of our Operating Partnership, as borrowers, entered into a secured term loan in an original principal amount of $122,655,000 (the “BMO Mortgage Loan”). BMO Harris Bank N.A. serves as the administrative agent for the lenders. The BMO Mortgage Loan has a term of five years, with a maturity date of September 30, 2026, which term may be extended for two, one-year periods subject to the satisfaction of certain conditions set forth in the loan agreement. The BMO Mortgage Loan bears interest at a floating rate equal to one-month SOFR plus 2.10%, and requires interest-only payments for the entirety of the term. The BMO Mortgage Loan is secured by first mortgages on 15 of the properties within the Initial Healthcare Portfolio. Our sponsor has guaranteed (1) any losses that the administrative agent and lenders may incur as a result of the occurrence of certain bad acts of the borrowers and (2) the repayment of the BMO Mortgage Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the borrowers and our sponsor have agreed to indemnify the lender against certain environmental liabilities.

In connection with the acquisition of the Initial Healthcare Portfolio, on September 29, 2021, 15 of the subsidiaries of our Operating Partnership, as borrowers, entered into a secured term loan in an original principal amount of $105,891,000 (the “CONA Mortgage Loan”). Capital One, National Association serves as the administrative agent for the lenders. The CONA Mortgage Loan has a term of five years, with a maturity date of September 28, 2026, which term may be extended for two, one-year periods subject to the satisfaction of certain conditions set forth in the loan agreement. The CONA Mortgage Loan bears interest at a floating rate equal to one-month SOFR plus 2.10%, and requires interest-only payments for the entirety of the term. The CONA Mortgage Loan is secured by first mortgages on 14 of the properties within the Initial Healthcare Portfolio. Our sponsor has guaranteed (1) any losses that the administrative agent and lenders may incur as a result of the occurrence of certain bad acts of the borrowers and (2) the repayment of the BMO Mortgage Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the borrowers and our sponsor have agreed to indemnify the lender against certain environmental liabilities.

The net proceeds of the BMO Mortgage Loan and the CONA Mortgage Loan were distributed to the holders of OP Units in the aggregate amount of $186.5 million (the “Financing Distribution”) on October 8, 2021. The Financing Distribution was distributed to holders of OP Units pro rata in proportion to their ownership of OP Units. The Financing Distribution was structured to be treated as tax-free debt financed distribution to the unitholders.

On December 1, 2022, in connection with the acquisition of its student housing property located in St. Louis, Missouri, the Operating Partnership, indirectly through its subsidiary, became the borrower of a loan in the original principal amount of $22,000,000 (the “Parkway Loan”) from Parkway Bank and Trust Company. The Parkway Loan had an original five-year term, which has been extended through October 26, 2024. The Parkway Loan bears interest at a fixed rate equal to 4.40% per annum and requires interest-only payments through April 26, 2023 and monthly payments of principal and interest thereafter. The borrower has agreed to indemnify the lender against certain environmental liabilities.

As of December 31, 2022, our Operating Partnership had interest rate caps and swaps outstanding with a notional value of approximately $172.9 million. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has retained our Advisor to manage the acquisition and dispositions of our investments, subject to the board of directors’ oversight.

We expect to have a five-member board. Our board of directors may change the number of directors, but not to fewer than three directors nor, unless we amend our bylaws, more than 15. Our charter provides that a majority of our directors must be independent directors. Our charter defines an independent director as a director who is not and has not for the last two years been associated, directly or indirectly, with Inland or our Advisor. Pursuant to our charter, a director is deemed to be associated with Inland or our Advisor if he or she owns any interest in, is employed by, is an officer or director of, or has any material business or professional relationship with Inland, our Advisor or any of their affiliates, performs services (other than as a director) for us, or serves as a director or trustee for more than three REITs sponsored by Inland or advised by our Advisor. A business or professional relationship will be deemed material per se if the gross income derived by the director from Inland, our Advisor or any of their affiliates during either of the last two years exceeds 5% of (1) the director’s annual gross income derived from all sources or (2) the director’s net worth on a fair market value basis. An indirect association is defined to include circumstances in which the director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law or brothers- or sisters-in-law is or has been associated with us, Inland, our Advisor or any of their affiliates. Our charter requires that a director have at least three years of relevant experience demonstrating the knowledge required to successfully acquire and manage the type of assets that we intend to acquire. Our charter also requires that at all times at least one of our independent directors must have at least three years of relevant real estate experience. Our charter and bylaws will be ratified by our board of directors, including a majority of our independent directors, prior to the commencement of this offering.

Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease may not shorten the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of a special meeting called to remove a director must indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed. A vacancy on our board of directors may be filled only by a vote of a majority of the remaining directors, or in the case of election of an independent director, after nomination by a majority of the remaining independent directors (if any remaining directors are independent directors). Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Our board of directors generally meets quarterly or more frequently if necessary, in addition to meetings of any committees of the board of directors described below. Our directors are not required to devote all of their time to our business and are only required to devote the time to our business as their duties may require. Consequently, in the exercise of their fiduciary responsibilities, our directors will rely heavily on our Advisor and on information provided by our Advisor. Our directors have a fiduciary duty to our stockholders to supervise the relationship between us and our Advisor. Our board of directors is empowered to fix the compensation of all officers and approve the payment of compensation to directors for services rendered to us.

Our board of directors has adopted written policies on investments and borrowings, the terms of which are set forth in this prospectus. The board of directors may revise these policies or establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interests of our stockholders. Our board of directors, including a majority of our independent directors, will review our investment policies with sufficient frequency, and at least annually, to determine that they are in the best interest of our stockholders.

Directors and Executive Officers

Our directors and executive officers are set forth below.

Name	Age*	Position**
Mitchell A. Sabshon	70	Director and Chairman of the Board
Keith D. Lampi	42	Director and Chief Executive Officer
[•]	[•]	Independent Director
[•]	[•]	Independent Director
[•]	[•]	Independent Director
Jerry Kyriazis	54	Chief Financial Officer
Denise C. Kramer	44	Chief Operating Officer, Lead Portfolio Manager
Rahul Sehgal	42	Chief Investment Officer
Joseph E. Binder	40	Chief Capital Officer
Nati N. Kiferbaum	34	Chief Strategy Officer
Daniel W. Zatloukal	42	Executive Vice President and Head of Asset Management
Kristin A. Orlando	45	Secretary

*	As of January 1, 2023
**	Positions with the Company in this table and biographies below are as of the date of effectiveness of the registration statement.

Mitchell A. Sabshon is our Director and Chairman of the Board. Mr. Sabshon also serves as Chief Executive Officer and Chairman of the Board of InPoint Commercial Real Estate Income, Inc. (“InPoint”), positions he has held since October 2016 and September 2016, respectively, and as the Chief Executive Officer of Inland InPoint Advisor, LLC, a position he has held since August 2016. Mr. Sabshon has also served as a director and the Chief Executive Officer of Inland Real Estate Income Trust, Inc. (“IREIT”), positions he has held since September 2014 and April 2014, respectively, and as a director of its business manager since October 2013. In April 2022, Mr. Sabshon joined the board of trustees of Seritage Growth Properties (NYSE: SRG) as a trustee. Mr. Sabshon is also currently the Chief Executive Officer, President and a director of IREIC, positions he has held since August 2013, January 2014 and September 2013, respectively. He is a director, the President and Chief Executive Officer of the business manager of Inland Residential Properties Trust, Inc. (“IRPT”), positions he has held since December 2013, and was a director, the President and Chief Executive Officer of IRPT from December 2013 until December 2019. Mr. Sabshon is currently the Chief Executive Officer of Inland Venture Partners, LLC, a position he has held since November 2018, Chief Executive Officer of Inland Ventures MHC Manager, LLC, a position he has held since December 2018, and Chief Executive Officer of MH Ventures Fund II, Inc., a position he has held since September 2020. Mr. Sabshon has also served as a director of IPC since September 2013 and a director of the Dealer Manager since January 2014. Prior to joining IREIC in August 2013, Mr. Sabshon served as Executive Vice President and Chief Operating Officer of Cole Real Estate Investments, Inc. (“Cole”), from November 2010 to June 2013. In this role, he was responsible for finance, asset management, property management, leasing and high yield portfolio management. He also worked on a broad range of initiatives across Cole, including issues pertaining to corporate and portfolio strategy, product development and systems. Prior to joining Cole in November 2010, Mr. Sabshon served as Managing Partner and Chief Investment Officer of EndPoint Financial LLC, an advisory firm providing acquisition and finance advisory services to equity investors, from 2008 to 2010. Mr. Sabshon was a licensed person with The OBEX Group from April 2009 through November 2009. Mr. Sabshon served as Chief Investment Officer and Executive Vice President of GFI Capital Resources Group, Inc., a national owner-operator of multifamily properties, from 2007 to 2008. Prior to joining GFI, Mr. Sabshon served with Goldman Sachs & Company from 2004 to 2007 and from 1997 to 2002 in several key strategic roles, including President and Chief Executive Officer of Goldman Sachs Commercial Mortgage Capital and head of the Insurance Client Development Group. From 2002 to 2004, Mr. Sabshon was Executive Director of the U.S. Institutional Sales Group at Morgan Stanley. Mr. Sabshon held various positions at Lehman Brothers Inc. from 1991 to 1997, including in the Real Estate Investment Banking Group. Prior to joining Lehman Brothers, Mr. Sabshon was an attorney in the Corporate Finance and Real Estate Structured Finance groups of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Sabshon holds a B.A. from George Washington University and a J.D. from Hofstra University School of Law. We believe that Mr. Sabshon’s experience as a director and Chief Executive Officer of IRPT, IREIT, InPoint and IREIC, his prior experience as an officer of Cole and his significant finance experience make him well qualified to serve as a member of our board of directors.

Keith D. Lampi serves as our Director and Chief Executive Officer. Mr. Lampi has served as a director of IPC since May 2012, and was appointed as President effective January 2015 and as Chief Executive Office effective August 2022. Mr. Lampi also served as Chief Operating Officer of IPC from November 2012 to August 2022. Throughout his tenure, Mr. Lampi has helped to shape IPC into a market leader in the private real estate securities industry. As President and CEO of IPC, Mr. Lampi is responsible for directing the company’s strategic growth plans, while ensuring that Inland’s core principles, including its investor-focused approach, are reflected throughout the organization. During his career, Mr. Lampi has been involved in over $14 billion in real estate transactions across retail, office, industrial, student housing, self-storage, hospitality, senior living and multifamily property types. Mr. Lampi has also served as a Manager of Inland Real Estate Services, LLC, Inland Residential Real Estate Services, LLC and Inland Venture Real Estate Services, LLC. Mr. Lampi was President of ADISA, the nation’s largest alternative investment securities association in 2018. In addition, Lampi served on ADISA’s board of directors for six consecutive years, and held several leadership positions with the association throughout his board tenure. He was the recipient of the ADISA Distinguished Service Award, an award presented to individuals and companies that have provided exceptional service to the association, the alternative investments industry and the overall community, in 2016. Mr. Lampi received his B.A. in economics from the University of Illinois at Urbana-Champaign. He holds Series 7, 24, 63, 79 and 99 licenses with FINRA. We believe that Mr. Lampi’s experience in alternative real estate assets, including through his tenure as a director and the President and Chief Executive Officer of IPC, make him well qualified to serve as a member of our board of directors.

Jerry Kyriazis serves as our Chief Financial Officer. Mr. Kyriazis also has served as the Chief Financial Officer and Treasurer of the MH Ventures Fund III, LLC and its business manager since their inception in September 2022, and as the Chief Financial Officer and Treasurer of MH Ventures Fund II, LLC and its business manager since their inception in September 2020. Mr. Kyriazis joined Inland in 2018 as a Senior Vice President, Director of Portfolio Finance for IREIC serving several Inland entities, including IREIT, InPoint and MH Ventures 2019-1, LLC. Prior to joining Inland, Mr. Kyriazis served as Director of Financial Reporting and Accounting Policy for Citadel LLC (a global hedge fund manager) from 2007 to 2018. He served as Vice President, Finance and Chief Accounting Officer for Trizec Properties, Inc. (a public office real estate investment trust) from 2002 to 2007. He also served as Vice President, Controller for LaSalle Hotel Properties (a public hotel real estate investment trust) from 1998 to 2000. Mr. Kyriazis worked for PricewaterhouseCoopers LLP from 1990 to 1998. Mr. Kyriazis received his MBA from the J.L. Kellogg Graduate School of Management at Northwestern University. Mr. Kyriazis received his B.A. in accounting from Northern Illinois University. Mr. Kyriazis is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

Denise C. Kramer serves as our Chief Operating Officer, Lead Portfolio Manager. Ms. Kramer also serves as President of Inland InPoint Advisor, LLC, a position she has held since January 2022, and as Senior Vice President, Investment Product Management of IREIC, a position she has held since December 2022. Prior to her current role, Ms. Kramer served as Senior Vice President, Investment Product Research for Inland Securities Corporation, Inland’s managing broker dealer. Prior to joining Inland in August 2016, Ms. Kramer served as Director of Investment Research at Advisor Group from January 2010 to August 2016 where she was responsible for the oversight of due diligence on all packaged products made available on Advisor Group’s platforms including real estate private placements, REITs and interval funds. Ms. Kramer has a B.A. in accounting from the University of Maine and a Master’s degree in finance from Northeastern University, she holds Series 7 and 66 licenses with FINRA, and is a CFA Charterholder.

Rahul Sehgal serves as our Chief Investment Officer. Mr. Sehgal has been a director of IPC since May 2012 and the Chief Investment Officer and Executive Vice President of IPC since November 2012 and August 2022, respectively. Mr. Sehgal joined IPC in 2004 and has held various positions with IPC throughout his tenure with the firm. Mr. Sehgal currently oversees IPC’s investment strategies, including acquisitions, dispositions, refinancing, tenant negotiations and portfolio review on behalf of ownership. In addition, Mr. Sehgal is responsible for the exploration of new asset classes and coordinating market research to collaborate with executive management in implementing the company’s long term strategic plans. Mr. Sehgal received his B.A. in finance from the University of Illinois at Urbana-Champaign. He holds Series 7, 63 and 79 licenses with FINRA.

Joseph E. Binder serves as our Chief Capital Officer. Mr. Binder currently serves as IPC’s Executive Vice President of Acquisition Structure and Finance, a position he has held since January 2019. Mr. Binder joined IPC in April 2008 and previously held the positions of Senior Financial Analyst, Assistant Vice President and Senior Vice President. Mr. Binder oversees IPC’s acquisition and structuring process, including underwriting, financing and preparation of its private placement offerings. Mr. Binder has led this department of IPC since 2012, overseeing the company’s acquisition and offering of over $14 billion in investment real estate. As a member of IPC’s leadership team, he participates in structuring credit facilities and directing the company’s long term strategic plans. Mr. Binder received a B.A. in finance from the University of Wisconsin at Whitewater and began his career in 2004 working in commercial real estate brokerage, followed by work in the commercial mortgage-backed securities industry. Mr. Binder holds Series 7, 63 and 79 licenses with FINRA, and Illinois Real Estate Broker’s license.

Nati N. Kiferbaum serves as our Chief Strategy Officer. Mr. Kiferbaum joined IPC in 2012 and has held his current position as Senior Vice President, Head of Investment Product Strategy since January 2019. Since joining IPC, Mr. Kiferbaum has overseen more than $7.5 billion of capital raised from accredited investors through real estate private placements. Mr. Kiferbaum oversees IPC’s product development and strategy, capital raising initiatives, due diligence process, and strategic relationships. Additionally, he works closely with Inland Securities Corporation, its internal sales staff and real estate financial advisors, to provide the education on underwriting, financing and structure of each IPC real estate product. Mr. Kiferbaum served on the Board of Directors of ADISA, the nation’s largest alternative investment securities association, of which he is a member, for a two-year term beginning in 2020. Mr. Kiferbaum received his B.A. in finance from the University of Iowa and holds Series 7, 63 and 79 licenses with FINRA.

Daniel W. Zatloukal serves as our Executive Vice President and Head of Asset Management. Mr. Zatloukal has served as Senior Vice President of IPC since 2014. Mr. Zatloukal also serves as the Executive Vice President for IREIC Asset Management, as well as the Senior Vice President of IREIT, positions he has held since July 2017 and December 2021, respectively, and reports directly to the Chief Executive Officer of IREIC. In his role as Executive Vice President for IREIC Asset Management, Mr. Zatloukal is responsible for overseeing the asset management function for IREIC. Mr. Zatloukal also served as the President of Inland Commercial Real Estate

Services LLC and Inland Venture Real Estate Services, LLC from May 2016 through June 2017. Mr. Zatloukal rejoined IPC in February 2013 after previously working for IPC from 2004 through 2007 in the structuring and financing department. Prior to rejoining Inland, Mr. Zatloukal served as Vice President of Capital Markets at Jones Lang LaSalle in Atlanta from 2007 through 2013. Mr. Zatloukal received his B.A. in finance from the University of Illinois at Urbana-Champaign.

Kristin A. Orlando serves as our Secretary. Ms. Orlando has been the Secretary of IPC since May 2017. Ms. Orlando joined the law department of The Inland Real Estate Group, LLC in October 2012, and is currently an Associate Counsel and Vice President, positions she has held since January 2018 and January 2022, respectively. In her capacity as Associate Counsel, Ms. Orlando many of the entities that are part of Inland on a variety of legal matters. Prior to joining Inland, Ms. Orlando had been employed by the law firm Shefsky & Froelich (now Taft Stettinius & Hollister LLP) in Chicago, Illinois, in the Corporate and Securities practice group, since 2004. She is admitted to practice law in the State of Illinois. Ms. Orlando received her B.A. from Northwestern University and her J.D. from Chicago-Kent College of Law.

Committees of the Board of Directors

Our entire board of directors is responsible for supervising our business. However, pursuant to our charter, our board of directors may delegate some of its powers to one or more committees as deemed appropriate by the board of directors, provided that each committee consists of at least a majority of independent directors. Members of each of the committees discussed below are appointed by our board of directors.

Audit Committee. Our board of directors has established an audit committee, which consists of [•], [•] and [•], each of whom is an independent director. [•] serves as the chairperson of the audit committee and qualifies as an “audit committee financial expert” as that term is defined by the SEC. The SEC has determined that the audit committee financial expert designation does not impose on a person with that designation any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. The audit committee assists the board of directors in overseeing:

•	our accounting and financial reporting processes,

•	the integrity and audits of our financial statements,

•	our compliance with legal and regulatory requirements,

•	the qualifications and independence of our independent auditors and

•	the performance of our internal and independent auditors.

In addition, the audit committee selects the independent auditors to audit our annual financial statements and reviews with the independent auditors the plans and results of the audit engagement. The audit committee also approves the audit and non-audit services provided by the independent public accountants and the fees we pay for these services.

The audit committee has adopted procedures for the processing of complaints relating to accounting, internal control and auditing matters. The audit committee oversees the review and handling of any complaints submitted pursuant to the forgoing procedures and of any whistleblower complaints subject to Section 21F of the Exchange Act.

Affiliate Transaction Committee. The affiliate transaction committee is currently comprised of [•], [•] and [•], each of whom is an independent director. [•] serves as the chairperson of the affiliate transaction committee. The primary purpose of the affiliate transaction committee is to review transactions between us and Inland or its affiliates (including our Advisor) or with related persons and to determine if the resolution of the conflict of interest is fair and reasonable to us and our stockholders. However, we cannot assure you that this committee will successfully mitigate the risks related to conflicts of interest between us and Inland.

The affiliate transaction committee is responsible for ensuring the fair application of any reasonable method for the allocation of the acquisition of properties by two or more programs of Inland seeking to acquire similar types of assets. The affiliate transaction committee is also responsible for reviewing and approving the terms of all transactions between us and Inland or its affiliates (including our Advisor) or any member of our board of directors, including (when applicable) the economic, structural and other terms of all acquisitions and dispositions. In addition, the affiliate transaction committee is responsible for reviewing our Advisor’s performance and the fees and expenses paid by us to our Advisor and any of its affiliates. See “—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is currently comprised of [•], [•] and [•], each of whom is an independent director. [•] serves as the chairperson of the affiliate transaction committee. The nominating and corporate governance committee is responsible for, among other things: (1) identifying individuals qualified to serve on the board and the nominating and corporate governance committee and recommending to the board a slate of director nominees for election by the stockholders at the annual meeting; (2) periodically reevaluating any corporate governance policies and principles adopted by the board, including recommending any amendments thereto if appropriate; and (3) overseeing an annual evaluation of the board. The nominating and corporate governance committee is also responsible for considering director nominees submitted by stockholders.

The committee considers all qualified candidates identified by members of the committee, by other members of the board of directors, by the Advisor and by stockholders. In recommending candidates for director positions, the committee takes into account many factors and evaluates each director candidate in light of, among other things, the candidate’s knowledge, experience, judgment and skills such as an understanding of the real estate industry or financial industry or accounting or financial management expertise. Other considerations include the candidate’s independence from conflict with the Company, the Advisor and the sponsor and the ability of the candidate to devote an appropriate amount of effort to board duties. The committee also focuses on persons who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. The committee considers diversity in its broadest sense, including persons diverse in geography, gender and ethnicity as well as representing diverse experiences, skills and backgrounds. The committee evaluates each individual candidate by considering all of these factors as a whole, favoring active deliberation rather than the use of rigid formulas to assign relative weights to these factors.

Corporate Governance

Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees (if any), and to all of the officers and employees of our Advisor, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics, as it relates to those also covered by Inland’s code of conduct, operates in conjunction with, and in addition to, Inland’s code of conduct. Our Code of Business Conduct and Ethics is designed to comply with SEC regulations relating to codes of conduct and ethics.

Corporate Governance Guidelines. We have also adopted corporate governance guidelines to advance the functioning of our board of directors and its committees and to set forth our board of directors’ expectations as to how it and they should perform its and their respective functions.

Compensation of Directors

Prior to this offering, the members of our board received no compensation for their services as directors. Following the commencement of this offering, we intend to compensate each of our non-employee directors who are not affiliated with our Advisor or Inland with an annual retainer of $100,000, consisting of $75,000 in cash, payable on a quarterly basis, and a $25,000 grant of restricted stock, plus an additional retainer of $15,000 to the chairperson of the audit committee, $8,500 to the chairperson of the affiliate transaction committee and $8,500 to the chairperson of the nominating and corporate governance committee. The annual grant of restricted stock will be based on the then-current per share transaction price of our Class I shares at the time of grant. Restricted stock grants will generally vest one year from the date of grant. We do not intend to pay our directors additional fees for attending board meetings, but we intend to reimburse each of our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Our directors who are affiliated with our Advisor or Inland will not receive additional compensation for serving on the board of directors or committees thereof.

Executive Compensation

We are externally managed and currently have no employees. Our executive officers serve as officers of our Advisor and are employees of our Advisor or one or more of its affiliates. Our Advisory Agreement provides that our Advisor is responsible for managing our investment activities, as such our executive officers do not receive any cash compensation from us or any of our subsidiaries for serving as our executive officers but, instead, receive compensation from our Advisor. In addition, we do not reimburse our Advisor for compensation it pays to our executive officers. The Advisory Agreement does not require our executive officers to dedicate a specific amount of time to fulfilling our Advisor’s obligations to us under the Advisory Agreement. Accordingly, our Advisor has informed us that it cannot identify the portion of the compensation it awards to our executive officers that relates solely to such executives’ services to us, as our Advisor does not compensate its employees specifically for such services. Furthermore, we do not have employment agreements with our executive officers, we do not provide pension or retirement benefits, perquisites or other personal benefits to our executive officers, our executive officers have not received any nonqualified deferred compensation and we do not have arrangements to make payments to our executive officers upon their termination or in the event of a change in control of us.

Although we do not pay our executive officers any cash compensation, we pay our Advisor the fees described under the heading “—The Advisory Agreement.”

Our Advisor and Inland

We are externally managed by our adviser, IPC Alternative Real Estate Advisor, LLC, a Delaware limited liability company. Our Advisor is an affiliate of IREIC, our sponsor.

Together with its affiliates, Inland is a fully-integrated group of legally and financially separate companies that is involved in every aspect of real estate, including property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. Since its founding in 1968, Inland has sponsored 823 programs and raised more than $29 billion in capital from more than 490,000 investors. IREIC, our sponsor, is a member company of Inland.

Pursuant to the Advisory Agreement, our Advisor has contractual and fiduciary responsibilities to us and our stockholders and is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. Our Advisor will also oversee our other service providers. See “Management—The Advisory Agreement.” We or our Advisor may retain other service providers in connection with our operations, including, without limitation, administration, legal and accounting support.

The executive officers of our Advisor are as follows:

Name	Age*	Position**
Daniel L. Goodwin	79	Chairman of the Board
Keith D. Lampi	42	Chief Executive Officer
Jerry Kyriazis	54	Chief Financial Officer
Denise C. Kramer	44	Chief Operating Officer
Kristin A. Orlando	45	Secretary

*	As of January 1, 2023
**	Positions with the Company in this table and biographies below are as of the date of effectiveness of the registration statement.

For information concerning the background of Messrs. Lampi and Kyriazis and Ms. Kramer and Ms. Orlando, see “—Directors and Executive Officers” above. Information concerning the background of the remainder of the individuals named in the chart above is set forth below.

Daniel L. Goodwin serves as the Chairman of our Advisor. Mr. Goodwin has served as the Chairman and Chief Executive Officer of Inland, headquartered in Oak Brook, Illinois, since its founding in 1968. Inland is comprised of separate real estate investment and financial companies with managed assets with a value of approximately $12 billion, doing business nationwide with a presence in 44 states, as of December 31, 2021. Inland owns and manages properties in all real estate sectors, including retail, office, industrial and apartments. Mr. Goodwin also serves as a director or officer of several entities wholly owned or controlled by The Inland Group, LLC. In addition, Mr. Goodwin has served as the chairman of the board and chief executive officer of Inland Mortgage Investment Corporation since March 1990 and chairman and chief executive officer of Inland Bancorp, Inc., a bank holding company, since January 2001 and chairman of the IREIC board since January 2017. Mr. Goodwin has served as a director of IRC Retail Centers Inc. (formerly known as Inland Real Estate Corporation), from 2001 until its merger in March 2016, and served as its chairman of the board from 2004 to April 2008. Mr. Goodwin served as a director and chairman of the board of IRPT and as a director and the chairman of the board of IRPT’s business manager, both from December 2013 until each company’s liquidation and dissolution in October 2019. Mr. Goodwin has served as a director and the chairman of the board of IREIT since July 2012 and of IREIT’s business manager and advisor since December 2013. Mr. Goodwin has served as Chairman of the Board of InPoint’s advisor since October 2016. He also served as chairman for the National Association of Real Estate Investment Trusts Public Non-Listed REIT Council from January 2010 through December 2017, and as a Vice Chairman of the Chicago Better Government Association.

Mr. Goodwin is a member of the National Association of Realtors, the Illinois Association of Realtors, the National Association of Realtors Hall of Fame, the Illinois Association of Realtors Hall of Fame and the Hall of Fame of the Chicago Association of Realtors. He is also the author of a nationally recognized real estate reference book for the management of residential properties. Mr. Goodwin served on the Board of the Illinois State Affordable Housing Trust Fund. He served as an Advisor for the Office of Housing Coordination Services of the State of Illinois, and as a member of the Seniors Housing Committee of the National Multi-Housing Council. He has served as Chairman of the DuPage County Affordable Housing Task Force. Mr. Goodwin also founded New Directions Affordable Housing Corporation, a not-for-profit entity that develops affordable housing for low-income individuals.

Mr. Goodwin holds a B.A. from Northeastern Illinois University and an M.A. from Northern Illinois University. Following graduation, he taught for five years in the Chicago Public Schools. Over the past twenty years, Mr. Goodwin served as a member of the Board of Governors of Illinois State Colleges and Universities, vice chairman of the Board of Trustees of Benedictine University, vice chairman of the Board of Trustees of Springfield College, and chairman of the Board of Trustees of Northeastern Illinois University.

The Advisory Agreement

Our board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to our company and our Operating Partnership. Pursuant to the Advisory Agreement, our board of directors has delegated to our Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. We believe that our Advisor currently has sufficient staff and resources so as to be capable of fulfilling the duties set forth in the Advisory Agreement.

Services

Pursuant to the terms of the Advisory Agreement, our Advisor is responsible for, among other things:

•

serving as an advisor to us and the Operating Partnership with respect to the establishment and periodic review of our investment guidelines and our and the Operating Partnership’s investments, financing activities and operations;

•

sourcing, evaluating and monitoring our and Operating Partnership’s investment opportunities and executing the acquisition, management, financing and disposition of our and Operating Partnership’s assets, in accordance with our investment guidelines, policies and objectives and limitations, subject to oversight by our board of directors;

•

with respect to prospective acquisitions, purchases, sales, exchanges or other dispositions of investments, conducting negotiations on our and Operating Partnership’s behalf with sellers, purchasers, and other counterparties and, if applicable, their respective agents, advisors and representatives, and determining the structure and terms of such transactions;

•	providing us with portfolio management and other related services;

•	serving as our advisor with respect to decisions regarding any of our financings, hedging activities or borrowings; and

•	engaging and supervising, on our and Operating Partnership’s behalf and at our and the Operating Partnership’s expense, various service providers.

The above summary is provided to illustrate the material functions which our Advisor will perform for us and it is not intended to include all of the services which may be provided to us by our Advisor or third parties.

Term and Termination Rights

The term of the Advisory Agreement is for one year from the commencement of this offering, subject to renewals by our board of directors for an unlimited number of successive one-year periods. Our independent directors will evaluate the performance of our Advisor before renewing the Advisory Agreement. The Advisory Agreement may be terminated:

•	immediately by us (1) for “cause,” (2) upon the bankruptcy of our Advisor or (3) upon a material breach of the Advisory Agreement by our Advisor;

•	upon 60 days’ written notice by us without cause or penalty upon the vote of a majority of our independent directors; or

•	upon 60 days’ written notice by our Advisor.

“Cause” is defined in the Advisory Agreement to mean fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by our Advisor under the Advisory Agreement.

In the event the Advisory Agreement is terminated, our Advisor will be entitled to receive its prorated management fee through the date of termination. In addition, upon the termination or expiration of the Advisory Agreement, our Advisor will cooperate with us and take all reasonable steps requested to assist our board of directors in making an orderly transition of the advisory function.

Management Fee, Performance Participation and Expense Reimbursements

Management Fee. Subject to the limitations described below under “—Reimbursement by our Advisor,” as compensation for its services provided pursuant to the Advisory Agreement, we pay our Advisor a management fee of (i) 1.25% of the aggregate NAV of the Operating Partnership attributable to outstanding Class T units, Class S units, Class D units and Class I units of the Operating Partnership and (ii) 0.50% of the aggregate NAV of the Operating Partnership attributable to outstanding Class A units, in each case per annum payable monthly in arrears. In calculating the management fee, we will use the NAV of the outstanding Operating Partnership units before giving effect to monthly accruals for the management fee, the performance participation allocation, distribution fees or distributions payable on our shares or Operating Partnership units.

The management fee may be paid, at our Advisor’s election, in cash, Class I shares or Class I units of our Operating Partnership. Our Advisor’s ability to elect to receive Class I shares of our common stock or Class I units of our Operating Partnership serves as a benefit to our Company for cash management purposes and further aligns our Advisor’s interests with our stockholders. Any repurchase requests by our Advisor will be consistent with our Advisor’s fiduciary duties to us and our stockholders.

Performance Participation. So long as the Advisory Agreement has not been terminated, the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined under “Summary of our Operating Partnership Agreement—Special Limited Partner Interest”).

Expense Reimbursement. Subject to the limitations described below under “—Reimbursement by our Advisor,” we will reimburse the Advisor and its affiliates for all expenses attribute to us paid or incurred by the Advisor or its affiliates in providing serves to us, including all expenses and costs of salaries and benefits of persons employed by the Advisor and its affiliates and performing services for us, except for the salaries and benefits of persons who also serve as one of our executive officers or an executive officer of the Advisor or its affiliates. Without limiting the generality of the foregoing, costs eligible for reimbursement include for out-of-pocket costs and expenses our Advisor incurs in connection with the services it provides to us related to (1) legal, accounting, printing, mailing and subscription processing fees and other expenses attributable to our organization, preparation of the registration statement, registration and qualification of our common stock for sale with the SEC and in the various states and filing fees incurred by our Advisor (as described further below), (2) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other services providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (3) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person, and (4) out-of-pocket expenses in connection with the selection and acquisition of properties and real estate-related investments, whether or not such investments are acquired. We may change our expense reimbursement arrangements with our Advisor in the future.

Our Advisor may require us to reimburse it for any organization and offering expenses associated with this offering that it incurs on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, expense reimbursements for wholesaler compensation expenses and actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities and expense reimbursements for retail expenses, but excluding upfront selling commissions, dealer manager fees and distribution fees) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our Advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.

Reimbursement by our Advisor. Commencing on the earlier of four fiscal quarters after (i) we make our first investment or (ii) six months after we break escrow for this offering, our Advisor will reimburse us for any expenses that cause our Total Operating Expenses in any four consecutive fiscal quarters to exceed the greater of: (1) 2% of our Average Invested Assets or (2) 25% of our Net Income.

Notwithstanding the foregoing, to the extent that our Total Operating Expenses exceed these limits and the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors that they deem sufficient, our Advisor would not be required to reimburse us. Within 60 days after the end of any fiscal quarter for which our Total Operating Expenses for the four consecutive fiscal quarters then ended exceed these limits and our independent directors approve such excess amount, we will send our stockholders a written disclosure of such fact, or will include such information in our next quarterly report on Form 10-Q or in a current report on Form 8-K filed with the SEC, together with an explanation of the factors our independent directors considered in arriving at the conclusion that such excess expenses were justified. In addition, our independent directors will review at least annually the total fees and expense reimbursements for operating expenses paid to our Advisor and the Special Limited Partner to determine if they are reasonable in light of our performance, our net assets and our net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination will be recorded in the minutes of a meeting of the independent directors.

Independent Directors’ Review of Compensation. Our independent directors will evaluate at least annually whether the compensation that we contract to pay to our Advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our charter. Our independent directors will supervise the performance of our Advisor and the compensation we pay to it to determine that the provisions of the Advisory Agreement are being carried out. This evaluation is based on the factors set forth below, as well as any other factors deemed relevant by the independent directors:

•	the amount of fees paid to our Advisor in relation to the size, composition and performance of our investments;

•	the success of our Advisor in generating investments that meet our investment objectives;

•	rates charged to other externally advised REITs and other similar investment entities by advisors performing similar services;

•	additional revenues realized by our Advisor and its affiliates through their advisory relationship with us (including the performance participation allocation paid to the Special Limited Partner);

•	the quality and extent of the services and advice furnished by our Advisor;

•	the performance of the assets, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

•	the quality of our portfolio in relationship to the investments generated by our Advisor for its own account.

In addition to the management fee, performance participation and expense reimbursements, we have agreed to indemnify and hold harmless our Advisor and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the Advisory Agreement, subject to certain limitations. See “—Limited Liability and Indemnification of Directors, Officers, the Advisor and Other Agents” below.

Other Activities by Inland and its Affiliates

Businesses or Services Provided by our Advisor to Others. The Advisory Agreement provides that (i) our Advisor and its affiliates, officers, directors or employees may engage in other businesses or render services of any kind to any other person or entity, whether or not the investment objectives or guidelines of any such other person or entity are similar to those of ours, including, without limitation, the sponsoring or managing of any Inland Programs, (ii) our Advisor or any of its affiliates, officers, directors or employees may buy, sell or trade any securities for their own accounts or for the account of others for whom our Advisor or any of its affiliates, officers, directors or employees may be acting and (iii) our Advisor and any of its affiliates may receive fees or other compensation or profits from activities described in clauses (i) or (ii) above, which shall be for our Advisor’s (and/or its affiliates’) sole benefit. In particular, there will be overlap of investment opportunities with certain Inland Programs that are actively investing and similar overlap with future Inland Programs.

Allocation of Investment Opportunities. The Advisory Agreement acknowledges that, while information and recommendations supplied to us shall, in our Advisor’s reasonable and good faith judgment, be appropriate under the circumstances and in light of our investment guidelines, such information and recommendations may be different in certain material respects from the information and recommendations supplied by our Advisor or its affiliates to others (including, for greater certainty, the Inland Programs and their investors, as described below). In addition, as acknowledged in the Advisory Agreement, affiliates of our Advisor advise and/or manage one or more Inland Programs and we expect will in the future sponsor, advise and/or manage additional Inland Programs. This overlap will from time to time create conflicts of interest. Additionally, in certain circumstances investment opportunities suitable for us will not be presented to us. See “Risk Factors—Risks Related to Conflicts of Interest—Certain Inland Programs have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities.”

Pursuant to the terms of the Advisory Agreement, we have acknowledged and agreed that (i) as part of Inland’s or its affiliates’ regular businesses, personnel of our Advisor and its affiliates will from time to time work on other projects and matters (including with respect to one or more Inland Programs), and that conflicts will from time to time arise with respect to the allocation of personnel between us and one or more Inland Programs and/or our Advisor and such other affiliates, (ii) unless prohibited by our charter, Inland Programs may invest, from time to time, in investments in which we also invest (including at a different level of an issuer’s capital structure (e.g., an investment by an Inland Program in a debt or mezzanine interest with respect to the same portfolio entity in which we own an equity interest or vice versa) or in a different tranche of equity or debt with respect to an issuer in which we have an interest) and while Inland and its affiliates will seek to resolve any such conflicts in a fair and reasonable manner (subject to any priorities of Inland Programs) in accordance with its policies and procedures with respect to conflicts resolution among Inland Programs generally, such transactions are not required to be presented to our board of directors or any committee thereof for approval (unless otherwise required by our charter or investment guidelines), and there can be no assurance that any conflicts will be resolved in our favor, and (iii) the terms and conditions of the governing agreements of such Inland Programs (including with respect to the economic, reporting, and other rights afforded to investors in such Inland Programs) are materially different from the terms and conditions applicable to us and our stockholders, and neither we nor any of our stockholders (in such capacity) shall have the right to receive the benefit of any such different terms applicable to investors in such Inland Programs as a result of an investment in us or otherwise.

Transactions with any Inland Program or Affiliate. Pursuant to the terms of the Advisory Agreement, and subject to applicable law, our Advisor is not permitted to consummate on our behalf any transaction that involves (i) the sale of any investment to or (ii) the acquisition of any investment from Inland, any Inland Programs or any of their affiliates unless such transaction is approved by a majority of our directors, including a majority of independent directors, not otherwise interested in such transaction as being fair and reasonable to us. In addition, for any acquisition of real property by us from Inland, any Inland Programs or any of their affiliates, our purchase price will be limited to the cost of the property to the affiliate, including acquisition-related expenses, or if substantial justification exists, the current appraised value of the real property as determined by an independent expert. In addition, we may enter into joint ventures with Inland Programs, or with Inland, our Advisor, one or more of our directors, or any of their respective affiliates, only if a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other affiliate joint venture partners. Pursuant to the terms of the Advisory Agreement, it is agreed that our Advisor will seek to resolve any conflicts of interest in a fair and reasonable manner (subject to any priorities of Inland Programs) in accordance with its policies and procedures with respect to conflicts resolution among Inland Programs generally, but only those transactions set forth in this paragraph will be expressly required to be presented for approval to the independent directors of our board of directors or any committee thereof (unless otherwise required by our charter or our investment guidelines).

The Property Management Agreements (Initial Healthcare Portfolio)

We also may rely on the Property Manager, an affiliate of our Advisor, to perform property management, construction management and leasing services for the properties we acquire. Any fees paid to our Advisor’s affiliates for any such services will not reduce the management fee payable to our Advisor or the performance participation allocation. Any such arrangements will be at or below market rates.

The Property Manager manages our Operating Partnership’s current portfolio of properties, with the exception of one medical office property located in Greendale, Indiana and our Operating Partnership’s student housing property, each of which is managed by a third-party manager. The terms of the property management agreements with our Property Manager for the Operating Partnership’s Initial Healthcare Portfolio, referred to as “Property Management Agreements,” are summarized below.

Services

Pursuant to each Property Management Agreement, the Property Manager is responsible for managing, operating and maintaining the property, which includes, among other things: collecting all rents and assessments from the property; paying all expenses of the property from a custodial account established for the property; preparing an annual budget; hiring and supervising employees, including, but not limited to managers, assistant managers, leasing consultants, engineers, janitors and maintenance supervisors; rendering reports for the property; making or causing to be made all ordinary or emergency repairs and replacements necessary to preserve the property; leasing the property; creating a marketing program for the property, upon request; exploring strategic alternatives for the property; and overseeing construction management, upon request.

Term and Termination

Each Property Management Agreement has an initial term of one year, and will automatically renew for successive one-year periods thereafter. A Property Management Agreement may be terminated: (1) at any time upon the mutual consent of both parties; (2) by either party upon 60 days’ notice prior to the expiration of the then-current term; (3) in the event the property is sold to a third party; (4) by the applicable owner if the Property Manager violates the Property Management Agreement and fails to cure after notice, as set forth in the Property Management Agreement, or the Property Manager experiences a bankruptcy event, as described in the Property Management Agreement; or (5) by the Property Manager in the event that the owner experiences a “change of control,” as defined in the Property Management Agreement.

Compensation

For the Initial Healthcare Portfolio managed by our Property Manager, we pay the Property Manager a monthly management fee of up to 5.0% of the gross income from any property managed directly by the Property Manager or its affiliates. The Property Manager may reduce, in its sole discretion, the amount of the management fee payable in connection with a particular property, subject to these limits. For certain properties, we may also pay monthly administrative fee, in an amount equal to 15% of the common area maintenance costs (if any) for the month in which the administrative fee is paid to the Property Manager.

We may also pay, if applicable, a leasing services fee for any leasing services performed by the Property Manager, which fee will be based upon the prevailing market rates applicable to the geographic market of the Property, as mutually agreed upon by us and the Property Manager. Additionally, we may pay, if applicable, a construction management fee for any construction management oversight performed by the Property Manager pursuant to the Property Management Agreement, which will be based upon the prevailing market rates applicable to the Property’s geographic market, as mutually agreed upon by us and the Property Manager. The construction management fee will be calculated on the total project cost as budgeted at the start of the construction project.

We also reimburse the Property Manager and its affiliates for property-level expenses that they pay or incur on our behalf in connection with the Initial Healthcare Portfolio, including the salaries and performing services for the Property Manager and its affiliates (excluding the executive officers of the Property Manager, the Operating Partnership or our Company). Further, in the case of personnel who also provide services for other entities sponsored by, or affiliated with, our sponsor, we reimburse only a pro rata portion of the salary and benefits of these persons based on the amount of time spent by such persons on our matters compared to the time spent by such persons on all other matters. Additionally, with respect to any lease in the Initial Healthcare Portfolio that is structured as a single-tenant “net lease,” we have no obligation to reimburse the Property Manager for the costs of salaries and benefits of persons employed by the Property Manager or its affiliates and performing services for us.

Limited Liability and Indemnification of Directors, Officers, our Advisor and Other Agents

Our organizational documents generally limit the personal liability of our stockholders, directors and officers for monetary damages and require us to indemnify and advance expenses to our directors, officers and our Advisor and any of its affiliates acting as our agents subject to the limitations of the NASAA REIT Guidelines and Maryland law. Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL allows directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established:

•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

In addition to the above limitations of the MGCL, our charter provides that our directors, our Advisor and its affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:

•	the indemnitee determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

•	the indemnitee was acting on our behalf or performing services for us;

•	in the case of affiliated directors, our Advisor or its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification; and

•	in the case of our independent directors, the liability or loss was not the result of gross negligence or willful misconduct by the party seeking indemnification.

In addition, any indemnification or any agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

Our charter also provides that we may not provide indemnification to a director, our Advisor or any affiliate of our Advisor for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or

•

a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Finally, our charter provides that we may pay or reimburse reasonable legal expenses and other costs incurred by our directors, our Advisor and its affiliates in advance of final disposition of a proceeding only if all of the following are satisfied:

•	the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•	the indemnitee provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification;

•

the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and

•

the indemnitee provides us with a written agreement to repay the amount paid or reimbursed, together with the applicable legal rate of interest thereon, if it is ultimately determined that he or she did not comply with the requisite standard of conduct and is not entitled to indemnification.

We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we would indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of his or her service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We also maintain a directors and officers insurance policy.

The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums, deductibles and other costs associated with such insurance or, to the extent any such loss is not covered by insurance, our payment of indemnified losses. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals; however, this provision does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit our stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

The SEC and certain state securities regulators take the position that indemnification against liabilities arising under the Securities Act and state securities laws is against public policy and unenforceable.

To the extent consistent with the limitations in our charter, our Operating Partnership must also indemnify us, our directors, our officers, the Advisor and other persons we may designate against losses of any nature that relate to the operations of the Partnership and must also advance expenses relating to the foregoing.

Legal Proceedings

Neither we nor our Advisor is currently involved in any material litigation.

COMPENSATION

We pay our Advisor, the Dealer Manager and their affiliates the fees and expense reimbursements described below in connection with performing services for us. In addition, income of the Operating Partnership is allocated to the Special Limited Partner for its performance participation interest.

We do not intend to pay our Advisor or its affiliates any separate fees for property acquisitions, dispositions, financings (except interest and other payments to the lender in cases where the lender is an affiliate of our Advisor) or development, or adopt a long-term incentive plan, although our charter permits us to do so, subject to certain limitations. We do, however, reimburse our Advisor and its affiliates for out-of-pocket and other expenses related to the foregoing activities to the extent such expenses are paid by our Advisor.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
Organization and Offering Activities

Upfront Selling Commissions and Dealer Manager Fees—The Dealer Manager(1)(2)

The Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering; however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

No upfront selling commissions or dealer manager fees are paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.

The actual amount will depend on the number of Class T, Class S and Class D shares sold and the transaction price of each Class T, Class S and Class D share. Aggregate upfront selling commissions will equal approximately $48.5 thousand if we sell the minimum amount and $19.4 million if we sell the maximum amount, and aggregate dealer manager fees will equal approximately $3.1 thousand if we sell the minimum amount and $1.2 million if we sell the maximum amount, in each case in our primary offering, assuming payment of the full upfront selling commissions and dealer manager fees (with a split for Class T shares of 3.0% and 0.5%, respectively), that 25% of our offering proceeds are from the sale of each of Class T, Class S and Class D shares, respectively, and that the transaction prices of our Class T, Class S and Class D shares remain constant at $25.00.

Distribution Fees(2)(3)—The Dealer Manager

Subject to FINRA limitations on underwriting compensation, we will pay the Dealer Manager selling commissions over time as distribution fees:

•  with respect to our outstanding Class T shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of our outstanding Class T shares; however, with respect to Class T shares sold through certain participating broker-dealers, the representative distribution fee and the dealer distribution fee may

Actual amounts depend upon the per share NAVs of our Class T shares, Class S shares and Class D shares, the number of Class T shares, Class S shares and Class D shares purchased and when such shares are purchased. For each of Class T shares and Class S shares, the distribution fees will equal approximately $5.3 thousand per annum if we sell the minimum amount and approximately $2.1 million per annum if we sell the maximum amount. For Class D shares, the distribution fee will equal approximately $1.5 thousand per annum if we sell the minimum amount and approximately $0.6 million per annum if we sell the maximum amount. In each case, we are assuming that, in our primary offering, 25% of our offering proceeds are from the sale of each of Class T, Class S and Class D shares, that the NAV per share of our Class T

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares;

•  with respect to our outstanding Class S shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and

•  with respect to our outstanding Class D shares, equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.

We will not pay a distribution fee with respect to our outstanding Class I shares.

The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers, and will waive distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The ongoing distribution fees listed above are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV per share of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. In other words, the per share amount of distributions on Class T, Class S, Class D and Class I shares generally differs because of different class-specific distribution fees that are deducted from the gross distributions for each share class. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to our valuation procedures, the class-specific fee allocations may lower the NAV per share of a share class. Therefore, as a result of the different ongoing distribution fees allocable to each share class, each share class could have a different NAV per share. If the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. See “Net Asset Value Calculation and Valuation Guidelines” and “Description of Capital Stock— Distribution Policy” for more information.

shares, Class S shares and Class D shares remains constant at $25.00 and that none of our stockholders participate in our distribution reinvestment plan.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

We will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to the shares held by such stockholder within such account would equal or exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class T share, Class S share or Class D share in such account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, in the case of a limit of 8.75% of gross proceeds, this fee would be paid with respect to a Class T share or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV per share. Under these assumptions and assuming a constant NAV per share of $25.00, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $1.34 and with respect to a Class D share would total approximately $1.82.

If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to such shares would exceed the applicable Fee Limit, each Class T share, Class S share and Class D share held in a stockholder’s account (including shares in such account purchased through the distribution reinvestment plan or received as

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
stock dividend) will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity in which we are not the surviving entity or (iii) the sale or other disposition of all or substantially all of our assets. In addition, after termination of a primary offering registered under the Securities Act, each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share, on the date on which we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registration statement from all sources, determined pursuant to the rules and guidance of FINRA, would equal or be in excess of 10% of the aggregate purchase price of all shares sold for our account through that primary offering. Further, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Organization and Offering Expense Reimbursement(2)(4)—Our Advisor	We will reimburse our Advisor for any organization and offering expenses that it incurs on our behalf (including legal, accounting, printing, mailing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, expense reimbursements for wholesaler compensation expenses and actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities and expense reimbursements for retail expenses, but excluding	We estimate our organization and offering expenses to be approximately $5.2 million if we sell the minimum offering amount and approximately $10.2 million if we sell the maximum offering amount.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount
upfront selling commissions, dealer manager fees and distribution fees) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our Advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.

Investment Activities

Acquisition Expense Reimbursement(5)—Our Advisor	We do not intend to pay our Advisor any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of our Advisor) or other similar fees in connection with making investments. We will, however, reimburse our Advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate-related investments, whether or not such investments are acquired, and make payments to third parties in connection with making investments.	Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Operational Activities

Management Fee and Expense Reimbursements—Our Advisor	We pay our Advisor a management fee of (i) 1.25% of the aggregate NAV of the Operating Partnership attributable to outstanding Class T units, Class S units, Class D units and Class I units of the Operating Partnership and (ii) 0.50% of the aggregate NAV of the Operating Partnership attributable to outstanding Class A units, in each case per annum payable monthly in arrears.

Actual amounts of the management fee depend upon the Operating Partnership’s aggregate NAV. The management fee attributed to the shares sold in this offering, the proceeds of which will be contributed to our Operating Partnership in exchange for Operating Partnership units, will equal approximately $31.3 thousand if we sell the minimum amount and approximately $12.5 million per annum if we sell the maximum amount in our primary offering, assuming that the NAV per unit of the Operating Partnership’s Class S, Class T, Class D and Class I units remains constant at $25.00 and before giving effect to any shares issued under our distribution reinvestment plan.

Actual amounts of out-of-pocket expenses paid by our Advisor that we reimburse are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

In addition to the organization and offering expense and
acquisition expense reimbursements described above, we will
reimburse our Advisor for out-of-pocket costs and expenses
it incurs in connection with the services it provides to us, including, but not limited to, (i) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees
paid in connection with the purchase and sale of investments and securities, and (ii) expenses of managing and operating
our properties, whether

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

payable to an affiliate or a non-affiliated person. See “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”

The management fee may be paid, at our Advisor’s election, in cash, Class I shares or Class I units of our Operating Partnership. If our Advisor elects to receive any portion of its management fee in our Class I shares or Class I units of our Operating Partnership, we may be obligated to repurchase such Class I shares or Class I units from our Advisor at a later date. Such repurchases will be outside our share repurchase plan and thus will not be subject to the repurchase limits of our share repurchase plan or any Early Repurchase Deduction.

Any Class I shares paid as a management fee (or received upon conversion of Class I units paid as a management fee) will have registration rights.

Performance Participation Allocation—The Special Limited Partner

So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly. Specifically, the Special Limited Partner will be allocated a performance participation in an amount equal to:

•  First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such annual Excess Profits until the total amount allocated to the Special Limited Partner equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

Actual amounts of the performance participation depend upon the Operating Partnership’s actual annual total return and, therefore, cannot be calculated at this time.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

•  Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year shall equal the sum of:

(i) all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then-current calendar year plus

(ii)  the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable distribution fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units and any upfront selling commissions and dealer manager fees.

“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then-current calendar year and all Operating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable distribution fee expenses. For the avoidance of doubt, the calculation of the Hurdle Amount for any period will exclude any Operating Partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.

“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Special Limited Partner’s performance participation. This is referred to as a “High-Water Mark.”

The Special Limited Partner will also be allocated a performance participation with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.

Distributions on the performance participation interest may be payable in cash or Class I units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Operating Partnership units, the Special Limited Partner may request the Operating Partnership to repurchase such Operating Partnership units from the Special Limited Partner at a later date. Any such repurchase requests will not be subject to the Early Repurchase Deduction but will be subject to similar repurchase limits that exist under our share repurchase plan.

Type of Compensation and Recipient	Determination of Amount	Estimated Amount

The Operating Partnership will repurchase any such Class I units for Class I shares of our common stock or cash (at the Special Limited Partner’s election) unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case such Class I units will be repurchased for Class I shares of our common stock.

See “Summary of Our Operating Partnership Agreement—Special Limited Partner Interest.”

Fees for Other Services—Affiliates of our Advisor	We may retain certain of our Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services, account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, loan origination services, debt servicing, brokerage services, transaction support services (which may consist of assembling relevant information with respect to investment acquisitions and dispositions, conducting financial and market analyses, coordinating closing and post-closing procedures, coordinating of design and development works, coordinating with brokers, lawyers, accountants and other advisors, assisting with due diligence, site visits and other services), transaction consulting services and other similar operational matters. Any fees paid to our Advisor’s affiliates for any such services will not reduce the management fee payable to our Advisor or the performance participation allocation. Any such arrangements will be at or below market rates.	Actual amounts depend on to what extent affiliates of the Advisor are actually engaged to perform such services.

(1)

Upfront selling commissions and dealer manager fees for sales of Class T, Class S and Class D shares may be reduced or waived in connection with volume or other discounts, other fee arrangements or for sales to certain categories of purchasers. See “Plan of Distribution—Underwriting Compensation—Upfront Selling Commissions and Dealer Manager Fees.”

(2)

We will cease paying distribution fees at the date following the completion of the primary portion of this offering at which total underwriting compensation from any source in connection with this offering equals 10% of the gross proceeds from our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan). This limitation is intended to ensure that we satisfy the FINRA requirement that total underwriting compensation paid in connection with this offering does not exceed 10% of the gross proceeds of our primary offering.

(3)	In calculating our distribution fee, we will use our NAV before giving effect to accruals for the distribution fee or distributions payable on our shares.
(4)

These amounts represent estimated expenses incurred in connection with our organization and this offering, including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent and certain wholesaling reimbursements. Under no circumstances may our total organization and offering expenses (including upfront selling commissions, distribution fees and due diligence expenses) exceed 15% of the gross proceeds from this offering.

(5)

We will pay all expenses incurred in connection with the acquisition of our investments, including legal and accounting fees and expenses, brokerage commissions payable to unaffiliated third parties, travel expenses, costs of appraisals (including independent appraisals), nonrefundable option payments on property not acquired, engineering, due diligence, transaction support services, title insurance and other expenses related to the selection and acquisition of investments, whether or not acquired. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be paid or reimbursed to our Advisor or its affiliates. Acquisition expenses, together with any acquisition fees for a particular real estate-related security, will in no event exceed 6% of the gross purchase price of the property.

(6)

In calculating our management fee, we will use our NAV and the NAV of our Operating Partnership before giving effect to accruals for the management fee, performance participation allocation, distribution fees or distributions payable on our shares.

Commencing on the earlier of four fiscal quarters after (i) we make our first investment or (ii) six months after we break escrow for this offering, our Total Operating Expenses, including any performance participation allocation made to the Special Limited Partner with respect to its performance participation interest in the Operating Partnership, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets or (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:

•

“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation allocation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing, and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

•

“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

•

“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

See “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”

Performance Participation Allocation Example

The following example illustrates how we would calculate our Special Limited Partner’s performance participation allocation at the end of the year based on the assumptions set forth in rows A through E of the table below. All amounts are with respect to the units outstanding at the end of the year. Actual results may differ materially from the following example.

A.	Beginning NAV	$1,000,000
B.	Loss Carryforward Amount	—
C.	Net proceeds from new issuances	—
D.	Distributions paid (in twelve equal monthly installments)	$40,000,000
E.	Change in NAV required to meet 5% annualized internal rate of return(1)	$9,091,408
F.	Hurdle Amount(1) (D plus E)	$49,091,408
G.	Actual change in NAV	$11,000,000
H.	Annual Total Return prior to performance participation allocation (D plus G)	$51,000,000
I.	Excess Proceeds (H minus the sum of B and F)	$1,908,592
J.	Performance participation allocation is equal to 12.5% of annual Total Return (H) because the annual Total Return exceeds the Hurdle Rate (F) plus loss carryforward account balance (B) with enough Excess Proceeds (I) to achieve the full Catch-Up	$6,375,000

(1)

Amounts rounded to the nearest $100,000. The Hurdle Amount for any period is that amount that results in a 5% annualized internal rate of return on the NAV of the units outstanding at the end of the period. An internal rate of return reflects the timing and amount of all distributions accrued or paid (without duplication) and any issuances or repurchases of such units during the period. Internal rate of return is a metric used in business and asset management to measure the profitability of an investment, and is calculated according to a standard formula that determines the total return provided by gains on an investment over time. We believe our fee structure described herein, including the requirement that a minimum internal rate of return be achieved before our Advisor is entitled to any performance allocation, aligns the interests of our stockholders with our Advisor in a manner that is typically offered to institutional investors.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our Advisor and its affiliates, some of whom serve as our executive officers and our directors. We believe our directors, officers and the Advisor’s personnel will devote a sufficient amount of time to our business to fulfill their responsibilities to us. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts.

Receipt of Fees and Performance Allocation by Our Advisor and its Affiliates

Our Advisor and its affiliates, including the Property Manager, receive substantial fees from us, and the Special Limited Partner has received a performance allocation in the Operating Partnership, which fees and performance allocation were not negotiated at arm’s length. These fees and performance allocation could influence our Advisor’s advice to us as well as the judgment of its affiliates, some of whom also serve as our executive officers and our directors. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including the Advisory Agreement;

•

equity offerings by us, including using our securities to acquire portfolios or other companies, which would entitle our Advisor to additional asset management fees, which are based on our aggregate NAV irrespective of stockholder returns;

•

the recommendation of higher-yielding but riskier investments, which may be encouraged by the Special Limited Partner’s performance participation interest in our Operating Partnership, which is based on our total distributions plus the change in NAV per share;

•

recommendations to our board of directors with respect to developing, overseeing, implementing, coordinating and determining our NAV and our NAV procedures, the provision of forward-looking property-level information to the independent valuation advisor or the decision to adjust the value of certain of our assets or liabilities in connection with the determination of our NAV, especially given that the advisory fees we pay our Advisor and the Special Limited Partner’s performance participation interest are based on our NAV;

•	redemptions, which have the effect of reducing asset management fees payable to our Advisor;

•	asset sales, which have the effect of reducing asset management fees if the proceeds are distributed to our stockholders rather than reinvested; and

•	whether we engage affiliates of our Advisor for other services, which affiliates may receive fees in connection with the services regardless of the quality of the services provided to us.

Our Affiliates’ Interests in Other Programs or Accounts Sponsored or Managed by Inland

Our Advisor and its affiliates sponsor or manage other programs, such private and public limited partnerships, limited liability companies and Delaware statutory trusts and public, non-listed REITs. All of our executive officers and our affiliated directors are also officers, directors, managers, key professionals or holders of direct or indirect interests in (i) our Advisor, (ii) other affiliated advisors or business managers that are the managers of other programs, or (iii) other Inland-managed or -sponsored investment vehicles. Our Advisor and its affiliates have legal and financial obligations with respect to other programs managed or sponsored by them. In the future, our Advisor and its affiliates are expected to sponsor and manage other programs.

Conflicts of interest may arise between us and the current and future programs advised or sponsored by our Advisor and its affiliates, including with respect to:

•	the allocation of investment opportunities among programs managed by our Advisor and its affiliates (see “—Allocation of Investment Opportunities” below);

•	the allocation of personnel and time among programs managed or sponsored by our Advisor and its affiliates;

•	the acquisition of assets from, or the sale of assets to, other Inland-managed programs; and

•	competition from other Inland-managed programs when leasing a property or selling an asset or hiring service providers.

Allocation of Investment Opportunities

In the initial stages of our capital raise pursuant to this offering, a primary source of proposed real estate investments will consist of Delaware statutory trusts, or “DSTs,” or other private investment programs sponsored by IPC, an affiliate of our sponsor that was formed to provide replacement properties for investors wishing to complete a tax-deferred exchange under Section 1031 of the Code, as well as investors seeking a quality, multiple-owner real estate investment. These investments are expected to take the form of a transaction structured as a tax-deferred contribution of the property owned by the DST or other IPC-sponsored investment program to our Operating Partnership in exchange for OP Units under Section 721 of the Code. We do not anticipate that our acquisition strategy with respect to these investments will overlap with the strategy of any other Inland Program.

However, with respect to potential real estate investments that do not involve a tax-deferred contribution of the property to our Operating Partnership, there may be overlap of real estate and real estate debt investment opportunities with certain Inland Programs that are actively investing and similar overlap with future Inland Programs. In particular, we may seek to acquire the same alternative property types in which IPC-sponsored programs may invest. Programs sponsored by IPC generally consist of (a) private programs structured to provide replacement properties for investors wishing to complete a Section 1031 exchange, (b) private programs that intend to qualify as “qualified opportunity funds” under the Code and (c) development programs. We do not consider any of these programs to have investment objectives similar to ours.

Any such overlap will from time to time create conflicts of interest, which the Advisor and its affiliates will seek to manage in a fair and reasonable manner in their sole discretion in accordance with their prevailing policies and procedures.

If more than one of the Inland Programs is interested in acquiring an investment, Inland’s allocation committee determines which Inland Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Inland Programs may compete with us with respect to certain investments that we may want to acquire. Certain investment opportunities that are suitable for us may also be suitable for another Inland Program. In the event that an investment opportunity becomes available that is considered suitable for both us and another Inland Program, then the Inland Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. Our board of directors will determine, at least annually, whether the method for allocating investment opportunities is applied fairly to us.

We are presently unable to determine how our status as a company with a limited operating history will impact our ability to obtain investment opportunities. On the one hand, we will likely have a greater amount of funds available for new investments during our initial offering, as compared to other Inland Programs that have completed their capital raising. On the other hand, we may not benefit from the allocation policy if we have capital which cannot be deployed until additional investment opportunities become available to us.

The amount of performance-based compensation charged and/or management fees paid by us may be less than or exceed the amount of performance-based compensation charged and/or management fees paid by one or more of the Inland Programs. Such variation may create an incentive for our sponsor to allocate a greater percentage of an investment opportunity to us or such Inland Programs, as the case may be.

Valuation Conflicts

Our Advisor is paid a management fee for its services based on our NAV. In addition, the distributions to be received by the Special Limited Partner with respect to its performance participation interest in the Operating Partnership will be based in part upon the Operating Partnership’s net assets (which is a component of our NAV). Although third-party appraisals will be utilized in the calculation of our NAV, such appraisals will be based in part on information and estimates provided by our Advisor. Other components of our NAV will also be based on the subjective judgments of personnel of our Advisor. Therefore, there is a risk that conflicts of interest could influence the fees payable to our Advisor and the distributions payable to the Special Limited Partner.

Certain Conflict Resolution Policies and Measures

Affiliate Transaction Committee

Our board of directors has established an affiliate transaction committee comprised of our independent directors. The primary purpose of the affiliate transaction committee is to review transactions between us and Inland or its affiliates (including the Advisor) or with related persons and to determine if the resolution of the conflict of interest is fair and reasonable to us and our stockholders. However, we cannot assure you that this committee will successfully mitigate the risks related to conflicts of interest between us and Inland.

The affiliate transaction committee is responsible for ensuring the fair application of any reasonable method for the allocation of the acquisition of properties by two or more programs of Inland seeking to acquire similar types of assets. The affiliate transaction committee is also responsible for reviewing and approving the terms of all transactions between us and Inland or its affiliates (including the Advisor) or any member of our board of directors, including (when applicable) the economic, structural and other terms of all acquisitions and dispositions. In addition, the affiliate transaction committee is responsible for reviewing the Advisor’s performance and the fees and expenses paid by us to the Advisor and any of its affiliates.

Charter Provisions Relating to Conflicts of Interest

Our charter contains many other restrictions relating to conflicts of interest including the following:

Advisor Compensation. The independent directors must evaluate at least annually whether the compensation that we contract to pay to the Advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. The independent directors supervise the performance of the Advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation will be based on the following factors as well as any other factors deemed relevant by the independent directors:

•	the amount of the fees paid to the Advisor and its affiliates in relation to the size, composition and performance of our investments;

•	whether the total fees and expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	the success of the Advisor in generating opportunities that meet our investment objectives;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by the Advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by the Advisor;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by the Advisor for its own account.

Under our charter, we may only pay the Advisor a disposition fee in connection with the sale of a property in an amount equal to the lesser of (a) one-half of the real estate or brokerage commission that is reasonable, customary and competitive in light of the size, type and location of the property or (b) 3% of the sales price of the property. Payment of such fee may be made only if the Advisor provides a substantial amount of services in connection with the sale, as determined by a majority of the independent directors. In addition, the amount paid when added to all other real estate commissions paid to unaffiliated parties in connection with such sale may not exceed the lesser of the real estate or brokerage commission that is reasonable, customary and competitive in light of the size, type and location of the property or an amount equal to 6% of the sales price of the property. Although our charter limits the disposition fee we may pay to our Advisor, the Advisory Agreement does not provide for a disposition fee to the Advisor. An amendment of our Advisory Agreement to provide for payment of a disposition fee would require the approval of a majority of our independent directors.

Our charter also limits the amount of acquisition fees and expenses we can incur to a total of 6% of the contract purchase price for the asset or, in the case of a mortgage loan we originate, 6% of the funds advanced. This limit may only be exceeded if a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us. Although our charter limits the amount of acquisition fees and expenses we can incur, the Advisory Agreement does not provide for an acquisition fee to the Advisor. An amendment of our Advisory Agreement to provide for payment of an acquisition fee would require the approval of a majority of our independent directors.

Our charter also requires that, in order to be excluded from the limit on Total Operating Expenses described below, any gain from the sale of assets that we may pay the Advisor be reasonable. Such an interest in gain from the sale of assets will be considered presumptively reasonable if it does not exceed 15% of the balance of the net sale proceeds remaining after payment to common stockholders, in the aggregate, of an amount equal to 100% of the invested capital, plus an amount equal to 6% of the invested capital per year cumulative. For this purpose, “invested capital” means the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price of such shares at the time of such purchase, reduced by the portion of any distribution that is attributable to net sales proceeds and by any amounts paid by us to repurchase shares pursuant to our share repurchase plan.

Term of Advisory Agreement. The Advisory Agreement may have a term of no more than one year, subject to an unlimited number of successive one-year renewals. A majority of the independent directors may terminate the Advisory Agreement on 60 days’ written notice without cause or penalty, and, in such event, the Advisor must cooperate with, and take all reasonable steps requested to assist, us and the board of directors in making an orderly transition of the advisory function.

Our Acquisitions. We will not purchase property in which the Advisor, Inland, any of our directors or any of their affiliates has an interest without a determination by a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliated seller, unless there is substantial justification for the excess amount. In no event may we acquire any such real property at an amount in excess of its current appraised value.

A majority of our directors shall determine that the consideration we pay for real property shall ordinarily be based on the fair market value of the real property. If a majority of the independent directors on the board of directors or a duly authorized committee of the board determines, or if the real property is acquired from the Advisor, Inland, a director, or their affiliates, such fair market value shall be determined by a qualified independent expert selected by such independent directors.

Mortgage Loans Involving Affiliates. Our charter prohibits us from investing in or making mortgage loans in which the transaction is with the Advisor, Inland, a director, or their affiliates, unless an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title must be obtained. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any lien or other indebtedness or equity interest of the Advisor, Inland, a director, or their affiliates.

Other Transactions Involving Affiliates. A majority of the board of directors (including a majority of the members of the independent directors) not otherwise interested in the transactions must conclude that all other transactions, including joint ventures, between us and the Advisor, Inland, a director, or their affiliates, are fair and reasonable to us and are either on terms and conditions not less favorable to us than those available from unaffiliated third parties or, in the case of joint ventures, on substantially the same terms and conditions as, or more favorable than, those received by other joint venturers.

Limitation on Operating Expenses. Commencing on the earlier of four fiscal quarters after (i) we make our first investment or (ii) six months after we break escrow for this offering, our Total Operating Expenses, including any performance participation allocation made to the Special Limited Partner with respect to its performance participation interest in the Operating Partnership, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets or (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:

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“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation allocation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing, and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

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“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

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“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

Issuance of Options and Warrants to Certain Affiliates. We will not issue options or warrants to purchase our common stock to the Advisor, Inland, a director, or their affiliates, except on the same terms as such options or warrants, if any, are sold to the general public. Options or warrants granted to the Advisor, Inland, a director, or their affiliates shall not be exercisable for a number of Shares that exceeds 10% of the outstanding shares on the date of grant.

Repurchase of Our Shares. Our charter prohibits us from paying a fee to the Advisor, Inland, a director, or their affiliates in connection with our repurchase of our common stock.

Reports to Stockholders. Our charter requires that our independent directors take reasonable steps to cause us to prepare an annual report and deliver it to our common stockholders within 120 days after the end of each fiscal year. Among the matters that must be included in the annual report or included in a proxy statement delivered with the annual report are:

•	financial statements prepared in accordance with GAAP that are audited and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Advisor and any affiliates of the Advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from the independent directors that our policies are in the best interests of our common stockholders and the basis for such determination; and

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a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and the Advisor, Inland, a director, or their affiliates during the year, which disclosure has been examined and commented upon in the report by the independent directors with regard to the fairness of such transactions.

Voting of Shares Owned by Affiliates. The Advisor, our directors and their affiliates may not vote or consent on matters submitted to the stockholders regarding the removal of the Advisor, such director(s) or any of their affiliates or any transaction between us and any of them.

Ratification of Charter Provisions. Our board of directors and the independent directors have approved and ratified our charter by the vote of a majority of their respective members, as required by our charter.

NET ASSET VALUE CALCULATION AND VALUATION GUIDELINES

Our NAV for each class of shares will be based on the net asset values of our investments (including real estate debt and other securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including the allocation/accrual of any performance participation to the Special Limited Partner, and will also include the deduction of any distribution fees specifically applicable to such class of shares, in all cases as described below.

General

Our board of directors, including a majority of our independent directors, will adopt valuation guidelines that contain a comprehensive set of methodologies to be used by our Advisor and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our Advisor will review our valuation guidelines and methodologies related to investments in real property and certain real estate debt and other securities (as described below) with our board of directors at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements. Our Advisor will calculate the fair value of our real estate properties based in part on values provided by third-party independent appraisers and reviewed by our independent valuation advisor. Our Advisor may retain additional third-parties to assist with our valuations of certain investments. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Our Independent Valuation Advisor

With the approval of our board of directors, including a majority of our independent directors, we have engaged [•], to serve as our independent valuation advisor with respect to our real properties and certain real estate debt and other securities, which will review annual third-party appraisals of our properties and internal valuations prepared by our Advisor. Our Advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor is responsible for reviewing our property and certain real estate debt and other securities valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately responsible for the determination of our NAV.

Our independent valuation advisor may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors. We will promptly disclose any changes to the identity or role of our independent valuation advisor in reports we publicly file with the SEC.

Our independent valuation advisor will discharge its responsibilities in accordance with our valuation guidelines. Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. Our NAV per share for each class of shares will be calculated by [•], and such calculation will be reviewed and confirmed by our Advisor. Pursuant to our valuation services agreement with our independent valuation advisor, our Advisor will receive appraisal reports for our property investments from third-party appraisal firms that have been reviewed by our independent valuation advisor along with our Advisor’s own valuation. Based in part on these appraisals, our Advisor will render a final valuation in order for [•] to calculate our NAV. The appraisals for our property investments performed by independent third-party appraisal firms and reviewed by our independent valuation advisor will be one of several components considered by our Advisor in determining the value of our properties that will be used when [•] calculates our NAV per share for each class of shares.

We have agreed to pay fees to our independent valuation advisor upon its delivery to us of its review reports. We have also agreed to indemnify our independent valuation advisor against certain liabilities arising out of this engagement. The compensation we pay to our independent valuation advisor will not be based on the estimated values of our properties.

Our independent valuation advisor and certain of the independent third-party appraisers have provided, and are expected to continue to provide, real estate appraisal, appraisal management and real estate valuation advisory services to Inland and its affiliates and have received, and are expected to continue to receive, fees in connection with such services. Our independent valuation advisor and certain of the independent third-party appraisers and their respective affiliates may from time to time in the future perform other commercial real estate and financial advisory services for Inland and its affiliates, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the independent valuation advisor or the applicable appraiser as certified in the applicable appraisal report.

Valuation of Investments

Consolidated Properties

For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations.

Each property will then be valued by an independent third-party appraisal firm within the first full calendar quarter after acquisition and no less frequently than annually thereafter. Annual appraisals may be delayed for a short period in exceptional circumstances. Properties purchased as a portfolio may be valued as a single asset. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice, or the similar industry standard for the country where the property appraisal is conducted, and reviewed by our independent valuation advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated gross fair value of the property. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute) or similar designation or, for international appraisals, a public or other certified expert for real estate valuations. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with our valuation guidelines and will not be considered in our Advisor’s valuation of the applicable property until our independent valuation advisor has confirmed the reasonableness of such appraisal.

Our Advisor will update the valuations of our properties monthly, based on the then most recent annual third-party appraisals and current material market data and other information deemed relevant, with review and confirmation for reasonableness by our independent valuation advisor. Although monthly reviews of each of our real property valuations will be performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by our Advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned estimated capital expenditures and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor. Our Advisor will monitor our properties for events that our Advisor believes may be expected to have a material impact on the most recent estimated values of such property, and will notify our independent valuation advisor of such events. If, in the opinion of our Advisor, an event becomes known to our Advisor (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, our Advisor will adjust the valuation of such properties, subject to the review and confirmation for reasonableness of our independent valuation advisor. If deemed appropriate by our Advisor or our independent valuation advisor, any necessary adjustment will be determined as soon as practicable. Updated appraisals received during the year, if any, may also trigger an adjustment in the value of a property.

For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a wholly owned property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by our Advisor or our independent valuation advisor which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.

In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by our Advisor. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may be detrimental to stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer’s normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The replacement cost approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. Because the appraisals performed by the independent third-party appraisal firms and reviewed by our independent valuation advisor, our Advisor’s determination of the appropriate valuations for our properties based on the range of values provided in such reports and any subsequent updates to the valuation of our properties made by our Advisor involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, our independent valuation advisor and other independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by the Advisor, such as (i) historical operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned estimated capital expenditures; and (v) any other information relevant to valuing the real estate property. Although our independent valuation advisor may review information supplied or otherwise made available by the Advisor for reasonableness, it will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and will not undertake any duty or responsibility to verify independently any of such information. Our independent valuation advisor will not make or obtain an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise) other than our real properties. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our independent valuation advisor, our independent valuation advisor will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting currently available estimates and judgments of our management and our Advisor, and will rely upon our Advisor to advise our independent valuation advisor promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of review.

In performing their analyses, our Advisor, our independent valuation advisor and other independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, our independent valuation advisor and other independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our independent valuation advisor’s review, opinions and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect our independent valuation advisor’s review and conclusions. Our independent valuation advisor’s review reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the review, opinions and conclusions set forth therein. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.

Pursuant to our valuation services agreement with our independent valuation advisor, each individual appraisal report for our assets will be addressed solely to us to assist our Advisor in calculating our NAV. The appraisal reports relating to our properties will not be addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.

Our Advisor’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised. [•] will then incorporate such adjusted valuations into our NAV, which will then be reviewed and confirmed by our Advisor.

Unconsolidated Properties Held Through Joint Ventures

Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by our Advisor using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.

Valuation of Real Estate Debt and Other Securities

In general, real estate debt and other securities will be valued by our Advisor based on market quotations or at fair value determined in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Readily available market quotations

Market quotations may be obtained from third-party pricing service providers or, if not available from third-party pricing service providers, broker-dealers for certain of our real estate debt and other securities. When reliable market quotations for real estate debt and other securities are available from multiple sources, our Advisor will use commercially reasonable efforts to use two or more quotations and will value such investments based on the average of the quotations obtained. However, to the extent that one or more of the quotations received is determined in good faith by our Advisor to not be reliable, our Advisor may disregard such quotation if the average of the remaining quotations is determined in good faith to be reliable by our Advisor. Securities that are traded publicly on an exchange or other public market (stocks, exchange traded derivatives and securities convertible into publicly-traded securities, such as warrants) will be valued at the closing price of such securities in the principal market in which the security trades.

No readily available market quotations

If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by our Advisor. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations).

Certain investments, such as mortgages, mezzanine loans, preferred equity or private company investments, are unlikely to have market quotations.

In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by our Advisor within the first three full months after we make such investment and no less frequently than quarterly thereafter in accordance with the procedures set forth in the immediately following paragraph.

The initial value of preferred equity and private company investments will generally be the acquisition price of such investment. Each such investment will then be valued by our Advisor within the first three full months after we make such investment and no less frequently than quarterly thereafter. Our Advisor may utilize generally accepted valuation methodologies, which may include, but are not limited to, the market approach, cost approach and income approach, to value such preferred equity or private company investments. These methodologies generally include inputs such as the multiples of comparable companies, the value and performance of underlying assets, select financial statement metrics, the stock price of the investment, volatility, strike price, risk-free interest rate, dividend yield and expected term, as applicable. For each month that our Advisor does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment. Our independent valuation advisor will generally review and confirm the reasonableness of the valuation of our private company investments without readily available market quotations upon our Advisor’s initial quarterly valuation of such investment and each month thereafter.

To conduct its initial quarterly valuation and subsequent quarterly revaluations of such loan investments, our Advisor will initially determine if there is adequate collateral real estate value supporting such investments and whether the investment’s yield approximates market yield. If the market yield is estimated to approximate the investment’s yield, then such investment is valued at its par value. If the market yield is not estimated to approximate the investment’s yield, our Advisor will project the expected cash flows of the investment based on its contractual terms and discount such cash flows back to the valuation date based on an estimated market yield. Market yield is estimated as of each quarterly valuation date based on a variety of inputs regarding the collateral asset(s) performance, local/macro real estate performance, and capital market conditions, in each case as determined in good faith by our Advisor. These factors may include, but are not limited to: purchase price/par value of such real estate debt or other difficult to value securities; debt yield, capitalization rates, loan-to-value ratio, and replacement cost of the collateral asset(s); borrower financial condition, reputation, and indications of intent (e.g., pending repayments, extensions, defaults, etc.); and known transactions or other price discovery for comparable debt investments. In the absence of collateral real estate value supporting such securities, our Advisor will consider the residual value to its securities, following repayment of any senior debt or other obligations of the collateral asset(s). For each month that our Advisor does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment. Our independent valuation advisor will generally review and confirm the reasonableness of the valuation of our real estate debt investments without readily available market quotations upon our Advisor’s initial quarterly valuation of such investment and each month thereafter.

Our board of directors has delegated to our Advisor the responsibility for monitoring significant events that may materially affect the values of our real estate debt and other securities investments and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events. Except as otherwise provided in our valuation guidelines, the valuation of our real estate debt and other securities will not be reviewed by our independent valuation advisor or appraised.

Liabilities

We will generally include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to our Advisor and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to distribution fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class as described below. Our debt will typically be valued at fair value in accordance with GAAP.

Our Advisor’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, in keeping with standard industry practice, we do not deduct the liability for estimated future distribution fees in our calculation of NAV, which fees are not payable under certain circumstances such as in the event of our liquidation.

NAV and NAV Per Share Calculation

Our NAV per share will be calculated by [•] as of the last calendar day of each month and is available generally within 15 calendar days after the end of each applicable month. Our board of directors, including a majority of our independent directors, may replace [•] with another party, including our Advisor, if it is deemed appropriate to do so. Our Advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV.

Each month, before taking into consideration accrued dividends or other class-specific accruals, any change in the aggregate NAV (the “Aggregate Fund NAV”) of our outstanding shares of each class of common stock, along with the Operating Partnership units held by third parties, will be allocated among each class of common stock and Operating Partnership unit based on each such class’s relative percentage of the previous Aggregate Fund NAV. Changes in our monthly Aggregate Fund NAV include, without limitation, accruals of our net portfolio income, interest expense, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly Aggregate Fund NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, the Advisor may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, the Advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

Following the allocation of the changes in our Aggregate Fund NAV as described above, NAV for each class is adjusted for class-specific accruals for distributions, ongoing distribution fees, management fees and the performance participation allocation, to determine the monthly NAV for each class. These accruals are made on a class-specific basis and borne by all holders of the applicable class. These class-specific accruals may differ for each class, even when the NAV per share of each class is the same. We normally expect that the accrual of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to certain classes of shares. In other words, the per share amount of distributions on Class T, Class S and Class D shares generally differs from other classes of shares because of class-specific distribution fees that are deducted from the gross distributions of Class T, Class S and Class D shares. Specifically, we expect net distributions on Class T and Class S shares will be lower than Class D shares and net distributions on Class D shares will be lower than Class I. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the class-specific accruals of distribution fees with respect to such period, then pursuant to our valuation guidelines, the class-specific accruals of distribution fees may lower the NAV per share of a share class. When the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV are also be different for each class. We may from time to time issue stock dividends on a class-specific basis to adjust the NAV per share of such class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and placement fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and placement fees have no effect on the NAV of any class.

Following the allocation of the changes in our Aggregate Fund NAV as described above, NAV for each class is adjusted for class-specific accruals to determine the monthly NAV for each class. These accruals are made on a class-specific basis and borne by all holders of the applicable class. These class-specific accruals may differ for each class, even when the NAV per share of each class is the same. When the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV are also be different for each class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

Our valuation guidelines include the following methodology to determine the monthly NAV of our Operating Partnership and the Operating Partnership units. Our Operating Partnership has certain classes of units that are each economically equivalent to our corresponding classes of outstanding shares. Accordingly, on the last day of each month, for such classes of units, the NAV per unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our outstanding shares, such units will be valued in a manner consistent with these guidelines. For example, the different management fee applicable to our Class A units is a class-specific expenses that will be allocated to them specifically. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.

Relationship between NAV and Our Transaction Price

Purchases and repurchases of shares of our common stock are not made based on the most current monthly NAV per share of our common stock at the time of purchase or repurchase. Generally, our transaction price will equal our most recently disclosed monthly NAV. The transaction price will be the price at which we repurchase shares and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares. Although the transaction price will generally be based on the most recently disclosed monthly NAV per share, such NAV per share may be significantly different from the current NAV per share of the applicable class of stock as of the date on which your purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the most recently disclosed NAV per share. In cases where our transaction price is not based on the most recently disclosed monthly NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time. We may determine whether a material change has occurred to our most recently disclosed NAV per share and whether to set a transaction price that differs from such NAV per share, and in such cases, we have discretion over what such transaction price will be.

Our transaction price will be made publicly available by posting it on our website at [•] and filing a prospectus supplement with the SEC and in certain cases delivered directly to subscribers. Please see the “How to Subscribe” section of this prospectus for additional information on how we communicate a change in our transaction price and the timing of when we accept subscription requests.

As our upfront selling commissions and dealer manager fees are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with your purchase and thus the number of shares you would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after your subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments (and other assets and liabilities), or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate properties and, as with any real estate valuation protocol and as described above, the valuation of our properties (and other assets and liabilities) is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate properties (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares are repurchased, existing stockholders or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV). See “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Valuations and appraisals of our real estate and real estate-related investments are estimates of fair value and may not necessarily correspond to realizable value” and “—It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.”

Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which we may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in our Advisor’s reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied, provided that our Advisor must notify our board of directors at the next scheduled board meeting of any alternative methodologies utilized and their impact on the overall valuation of our investment. Notwithstanding the foregoing, our board of directors may suspend the offering and/or our share repurchase plan if it determines that the calculation of our NAV is materially incorrect or unreliable or there is a condition that restricts the valuation of a material portion of our assets.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to sell shares under our share repurchase plan and our ability to suspend our share repurchase plan at any time. Our NAV generally does not consider exit costs (e.g., selling costs and commissions and debt prepayment penalties related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:

•	a stockholder would be able to realize the NAV per share for the class of shares a stockholder owns if the stockholder attempts to sell its shares;

•

a stockholder would ultimately realize distributions per share equal to the NAV per share for the class of shares it owns upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	shares of our common stock would trade at their NAV per share on a national securities exchange;

•	a third party would offer the NAV per share for each class of shares in an arm’s-length transaction to purchase all or substantially all of our shares; or

•	the NAV per share would equate to a market price of an open-ended real estate fund.

Initial NAV Per Share

Prior to the commencement of this offering, we will calculate an initial calculation of the NAV per share of our Class I shares of common stock, which will be the only shares of common stock outstanding at the commencement of this offering. Until we sell shares of Class T, S and D common stock, we will deem the NAV per share of these classes to be the NAV per share of our Class I shares. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a recently organized Delaware limited liability company that intends to invest in a diversified portfolio of stabilized, income-generating commercial real estate across alternative property types, with a non-exclusive focus on self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities including but not limited to assisted care and memory care facilities. Medical and healthcare-related assets may include medical office buildings, ambulatory surgery centers and life science and laboratory facilities. We may also invest in value-add or other development projects in these asset classes, potentially through a variety of ownership structures including but not limited to direct ownership, joint ventures, co-investment opportunities, preferred equity positions and others. We were originally formed on June 17, 2021, as a Delaware limited liability company named “Inland Private Capital Alternative Assets Fund, LLC.” We intend to convert to a Maryland corporation named IPC Alternative Real Estate Income Trust, Inc. and to qualify and elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. We are the sole general partner of IPC Alternative Assets Operating Partnership, LP (the “Operating Partnership”).

We had neither engaged in any operations nor generated any revenues through December 31, 2022. Our entire activity from inception through December 31, 2022 has been to prepare for our proposed capital raise pursuant to this offering. When we receive proceeds from the sale of shares of our common stock in this offering, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold. Our sponsor or its affiliates intend to make an initial capital contribution to us, which we will subsequently contribute to the Operating Partnership and receive Operating Partnership units, prior to the commencement of the offering. We expect to account for the units acquired in the Operating Partnership as an equity method investment during any period our investment in the Operating Partnership is not considered significant to the Operating Partnership and consolidate the Operating Partnership at such time our investment in the Operating Partnership is considered significant to the Operating Partnership (based on generally accepted accounting principles), and thereafter present the results of operations on a consolidated basis. Even though we have decision making power over the Operating Partnership as its general partner and common management exists over the Company and the Operating Partnership, we do not hold an economic interest in the Operating Partnership; therefore we have not consolidated the Operating Partnership nor accounted for it as an equity method investment. However, we expect to invest our capital and all our offering proceeds in the Operating Partnership and hold no other assets other than Operating Partnership units. We therefore expect to eventually consolidate the Operating Partnership, and we have included financial statements of the Operating Partnership with this prospectus, as we believe a discussion of the performance and results of operations of the Operating Partnership would be meaningful to investors.

The Operating Partnership

The Operating Partnership was originally formed on June 21, 2021 as a Delaware limited partnership. The Operating Partnership acquired 30 medical office properties on September 2, 2021 through a “roll-up” transaction with eight separate programs sponsored by an affiliate of the Company’s sponsor. In exchange for the properties, the Operating Partnership issued 373,033 OP Units to the Delaware statutory trusts that owned the properties, which were subsequently distributed to the investors in those trusts. In addition, on December 1, 2022, the Operating Partnership acquired City Lofts on Laclede Student Housing (“University Lofts”) in St. Louis, MO for a purchase price of $39.1 million, including the assumed Parkway Mortgage Loan of $22 million, which is the original principal amount of the loan, in connection with the acquisition. The Operating Partnership has no employees.

The Operating Partnership entered into a Business Management Agreement with IPC Alternative Assets Business Manager, LLC (the “Business Manager”), effective as of July 14, 2021. Effective as of October 1, 2022, the Business Management Agreement was transferred from IPC Alternative Assets Business Manager, LLC to our Advisor. The Business Management Agreement will terminate upon the commencement of this offering and be replaced with the new Advisory Agreement. There were no updates to the terms of the Business Management Agreement as a result of the transfer.

The Operating Partnership is primarily focused on investing in a diversified portfolio of stabilized, income-generating commercial real estate across alternative property types, with a non-exclusive focus on self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities including but not limited to assisted care and memory care facilities. Medical and healthcare-related assets may include medical office buildings, ambulatory surgery centers and life science and laboratory facilities. The Operating Partnership may also invest in value-add or other development projects in these asset classes, potentially through a variety of ownership structures including but not limited to direct ownership, joint ventures, co-investment opportunities, preferred equity positions and others.

The following discussion and analysis is based on the consolidated and combined financial statements for the year ended December 31, 2022 and for the period from September 2, 2021 to December 31, 2021 for the Operating Partnership (the “Successor”) and for the period from January 1, 2021 to September 1, 2021 for the combined eight programs in the roll-up transaction described above (collectively, the “Predecessor”). Our stockholders should read the following discussion and analysis along with the consolidated and combined financial statements of the Operating Partnership and the related notes thereto.

As of December 31, 2022 (Successor), the Operating Partnership operates in two reportable segments: Healthcare and Student Housing. The Operating Partnership assesses performance and makes operational decisions based on the performance of each segment individually. Prior to acquisition of the student housing property on December 1, 2022, the Successor/Predecessor managed its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, had only one reporting and operating segment.

As of December 31, 2022 (Successor), the Operating Partnership had total assets of $455.8 million and owned 30 medical office building properties totaling 746,601 square feet and one student housing property with 406 student housing beds. The properties are located in 10 states. A majority of the Operating Partnership’s medical office properties are single-tenant medical office buildings. For the year ended December 31, 2022 (Successor), medical office buildings and student housing property represented 98.4% and 1.6%, respectively, of the Operating Partnership’s total revenues. As of December 31, 2022 (Successor), the Operating Partnership’s portfolio properties had an economic occupancy of 100% and staggered lease maturity dates.

Liquidity and Capital Resources

General

The Operating Partnership’s primary uses and sources of cash are as follows:

Uses	Sources

•  Interest & principal payments on mortgage loans

•  Property operating expenses

•  General and administrative expenses

•  Distributions to partners

•  Fees payable to the Business Manager, Advisor and Property Manager

•  Capital expenditures, tenant improvements and leasing commissions

•  Acquisitions of real estate directly or through joint ventures

•  Cash receipts from tenants

•  Proceeds from new or refinanced mortgage loans

•  Capital contribution from General Partner

•  Proceeds from issuance of securities

•  Proceeds from sales of real estate (if any)

The Operating Partnership is not currently actively marketing for sale any properties.

As of December 31, 2022 (Successor), the Operating Partnership had total debt outstanding of $239.6 million, excluding fair value adjustment of assumed mortgage loan and unamortized debt issuance costs, and bore interest at a weighted average interest rate of 3.90% per annum. The debt consists of the CONA Mortgage Loan with Capital One, National Association, individually and as administrative agent, and other lenders from time to time, the BMO Mortgage Loan with BMO Harris Bank N.A., individually and as administrative agent, and other lenders from time to time, and the Parkway Mortgage Loan with Parkway Bank and Trust Company. The CONA Mortgage Loan matures on September 28, 2026, and the Operating Partnership has the option to extend the maturity date for two additional twelve-month periods subject to the payment of certain fees and expenses and certain other conditions. The BMO

Mortgage Loan matures on September 30, 2026, and the Operating Partnership has the option to extend the maturity date for two additional twelve-month periods subject to the payment of an extension fee, certain costs and expenses and certain other conditions. The Parkway Mortgage Loan matures on October 26, 2024.

At December 31, 2022 (Successor), the Operating Partnership’s cash and cash equivalents balance was $10.5 million.

As of December 31, 2022 (Successor), the Operating Partnership had paid all interest amounts when due, and was in compliance with all financial covenants under the mortgage loans as amended.

Cash Flow Analysis

This section describes the components of the cash flows for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor). The periods are not comparable due to the following items reflected in the Successor period:

•	the impact of the roll-up transaction, which resulted in new basis of fair value;

•	transaction costs reflected in general and administrative expenses;

•	debt and related interest expense;

•	a full year of operations for 2022 as compared to the 2021 Successor period of approximately four months, and as further compared to the Predecessor period being approximately eight months; and

•	the acquisition of University Lofts on December 1, 2022.

As a result, the Operating Partnership does not believe that a comparison between the periods and a variance explanation related to amounts presented in the Operating Partnership’s consolidated and combined statements of cash flows would be meaningful to users.

$ in thousands	Year Ended December 31, 2022	For the Period from September 2, 2021 to December 31, 2021	For the Period from January 1, 2021 to September 1, 2021
	(Successor)	(Successor)	(Predecessor)
Net cash flows provided by operating activities	$11,089	$6,628	$12,428
Net cash flows provided by (used in) investing activities	$3,799	$(20,000)	$—
Net cash flows (used in) provided by financing activities	$(14,189)	$23,331	$(12,090)

Operating activities

Cash provided by operating activities for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor) primarily resulted from property operations and changes in working capital.

Investing activities

$ in thousands	Year Ended December 31, 2022	For the Period from September 2, 2021 to December 31, 2021	For the Period from January 1, 2021 to September 1, 2021
	(Successor)	(Successor)	(Predecessor)
Purchase of investment property	$(15,709)	$—	$—
Related party loan receivable	20,000	(20,000)	—
Capital expenditures and tenant improvements	(492)	—	—

Net cash provided by (used in) investing activities	$3,799	$(20,000)	$—

Cash provided by investing activities for the year ended December 31, 2022 (Successor) primarily consists of the repayment of a $20 million loan advanced to IPC during 2021, partially offset by cash paid to acquire University Lofts of $15.7 million. Cash used in investing activities for the period from September 2, 2021 to December 31, 2021 (Successor) is comprised of the related party loan of $20 million advanced to IPC, which was repaid in full in March 2022. There was no comparable activity in the period from January 1, 2021 to September 1, 2021 (Predecessor).

Financing activities

$ in thousands	Year Ended December 31, 2022	For the Period from September 2, 2021 to December 31, 2021	For the Period from January 1, 2021 to September 1, 2021
	(Successor)	(Successor)	(Predecessor)
Contributions from DST investors	$—	$3,058	$—
Total net changes related to debt	(236)	211,272	—
Payment of offering costs	(172)	—	—
Distributions paid	(12,131)	(190,026)	(12,090)
Cash paid for interest rate caps	(1,650)	(973)	—

Net cash (used in) provided by financing activities	$(14,189)	$23,331	$(12,090)

Cash used in financing activities for the year ended December 31, 2022 (Successor) primarily consists of distributions paid to unitholders of $12.1 million and cash paid for interest rate caps of $1.7 million. Cash provided by financing activities for the period from September 2, 2021 to December 31, 2021 (Successor) primarily consists of net proceeds from mortgage loans of $211.3 million partially offset by distributions paid to unitholders of $190.0 million. Cash used in financing activities for the period from January 1, 2021 to September 1, 2021 (Predecessor) primarily consists of distributions paid to the DST investors.

Distributions

A summary of the distributions accrued to unitholders, distributions paid to unitholders and cash flows provided by operations for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor) is as follows:

$ in thousands	Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)	For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Distributions accrued	$12,131	$191,037	$12,213
Distributions paid	$12,131	$190,026	$12,090
Cash flows from operations	$11,089	$6,628	$12,428

For the year ended December 31, 2022 (Successor), 8.6% of the Operating Partnership’s distributions paid in cash were paid from cash flows from operations generated during the period from September 2, 2021 to December 31, 2021 (Successor).

For the period from September 2, 2021 to December 31, 2021 (Successor), with the exception of the Financing Distribution (as defined herein), 100% of distributions paid by the Operating Partnership were funded by cash flow from operations. As part of the roll-up of the 30 medical office properties on September 2, 2021 and the subsequent financing of those properties through the BMO Mortgage Loan and the CONA Mortgage Loan, the net proceeds of the BMO Mortgage Loan and the CONA Mortgage Loan were distributed to the holders of OP Units in the aggregate amount of $186.5 million (the “Financing Distribution”). The Financing Distribution was distributed to holders of OP Units pro rata in proportion to their ownership of OP Units on October 8, 2021. The Financing Distribution was structured to be treated as tax-free debt financed distribution to the unitholders.

For the period from January 1, 2021 to September 1, 2021 (Predecessor), 100% of distributions to DST investors were funded by cash flow from operations.

Results of Operations

This section describes the components of results of operations for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor). The Successor and Predecessor periods are not comparable due to the following items reflected in the Successor period:

•	the impact of the roll-up transaction, which resulted in new basis of fair value;

•	transaction costs reflected in general and administrative expenses;

•	debt and related interest expense;

•	a full year of operations for 2022 as compared to the 2021 Successor period of approximately four months, and as further compared to the Predecessor period being approximately eight months; and

•	the acquisition of University Lofts on December 1, 2022.

As a result, the Operating Partnership does not believe that a comparison between the periods and a variance explanation related to amounts presented in the Operating Partnership’s consolidated and combined statements of operations would be meaningful to users.

The Operating Partnership generates primarily all of its net operating income from property operations. In order to evaluate the overall portfolio, the Operating Partnership’s management analyzes the net operating income of properties that the Operating Partnership owns and operates. Net operating income is a supplemental non-GAAP performance measure that the Operating Partnership believes is useful to investors in measuring the operating performance of the Operating Partnership’s property portfolio because the Operating Partnership’s primary business is the ownership of real estate, and net operating income excludes various items included in GAAP net income that do not relate to, or are not indicative of, the Operating Partnership’s property operating performance, such as depreciation and amortization and parent-level corporate expenses (including general and administrative expenses).

The following table presents the property net operating income for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor), prior to general and administrative expenses, business management fee, depreciation and amortization, and interest, along with a reconciliation to net (loss) income, calculated in accordance with GAAP.

$ in thousands	Year Ended December 31, 2022	For the Period from September 2, 2021 to December 31, 2021	For the Period from January 1, 2021 to September 1, 2021
	(Successor)	(Successor)	(Predecessor)
Rental revenue	$25,356	$8,420	$15,904
Other property revenue	17	1	—

Total revenues	25,373	8,421	15,904

Property operating expenses	2,038	561	1,089
Real estate tax expense	896	294	547

Total property operating expenses	2,934	855	1,636

Property net operating income	22,439	7,566	14,268

General and administrative expenses	(722)	(1,590)	(23)
Business management fee	(930)	(302)	(492)
Depreciation and amortization	(15,540)	(5,062)	(8,204)
Interest expense	(8,552)	(1,722)	—
Interest and other income	327	78	—

Net (loss) income	$(2,978)	$(1,032)	$5,549

The Operating Partnership considers property net operating income an important supplemental non-GAAP financial measure because it reflects only those income and expense items that are incurred at the property level, and when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates and operating expenses. Although property net operating income is a widely used measure among REITs, there can be no assurance that property net operating income presented by the Operating Partnership is comparable to similarly titled metrics used by other REITs.

The Operating Partnership calculates property net operating income using net income and excluding general and administrative expenses, business management fee, depreciation and amortization, interest expense, and interest or other income.

Rental revenue. Rental revenue consists of rents received under operating leases, which are generally structured as fixed rent with fixed annual increases, and reimbursements for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Operating Partnership and recoverable under the terms of the lease. Rental revenue also includes the net impact of straight lining of rents and the net amortization recorded on acquired above- and below-market leases.

Property operating expenses. Property operating expenses consist of utility charges, insurance premiums, repairs and maintenance, management fees, ground rents, amortization on above-and below-market ground lease intangibles, and other costs associated with owning real estate.

Real estate tax expense. Real estate tax expense consists of taxes paid to governmental authorities associated with owning real estate.

Property net operating income. For the year ended December 31, 2022 (Successor), property net operating income was $22.4 million derived from the ownership of 30 medical office properties with 32 operating leases and one student housing property with 406 operating leases.

For the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor), property net operating income was $7.6 million and $14.3 million, respectively, derived from the ownership of 30 medical office properties with 32 operating leases.

General and administrative expenses. General and administrative expenses primarily consist of accounting, audit, tax, legal and other professional fees. General and administrative expenses for the Successor period include certain organizational costs related to the formation of the Operating Partnership.

Business management fee. Business management fees represents fees paid to the Business Manager for overseeing and managing the day-to-day operations of the Operating Partnership.

Depreciation and amortization. Depreciation and amortization represents depreciation and amortization expense on all of the long-lived assets recognized under GAAP over the estimated economic useful lives of the assets.

Interest expense. Interest expense represents interest on the mortgages payable and includes amortization of debt issuance costs, amortization of fair value adjustment of assumed mortgage loan and the impact of interest rate swaps and interest rate caps.

Interest and other income. Interest and other income primarily consists of interest earned on the related party loan to IPC.

Non-GAAP Financial Measures

Accounting for real estate assets in accordance with GAAP assumes the value of real estate assets is reduced over time due primarily to non-cash depreciation and amortization expense. Because real estate values may rise and fall with market conditions, operating results from real estate companies that use GAAP accounting may not present a complete view of their performance. The Operating Partnership uses Funds from Operations, or “FFO”, a non-GAAP metric to evaluate its performance. FFO provides a supplemental measure to compare the Operating Partnership’s performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or “NAREIT”, has promulgated a standard known as FFO, which the Operating Partnership believes more accurately reflects the operating performance of a REIT. FFO, as defined by NAREIT and presented below, is net income (loss) computed in accordance with GAAP, excluding depreciation and amortization related to real estate, excluding gains (or losses) from sales of certain real estate assets, excluding impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate and excluding gains and losses from change in control.

The Operating Partnership also believes that adjusted FFO (“AFFO”) is an additional meaningful non-GAAP supplemental measure of its operating results. AFFO further adjusts FFO to reflect the performance of the Operating Partnership’s portfolio by adjusting for items the Operating Partnership believes are not directly attributable to its operations. The Operating Partnership’s adjustments to FFO to arrive at AFFO include removing the impact of (i) amortization of above- and below-market lease intangibles, and (ii) straight-line income and expense.

The Operating Partnership’s presentation of FFO and AFFO may not be comparable to other similarly titled measures presented by other REITs. The Operating Partnership believes that the use of FFO and AFFO provides a more complete understanding of its operating performance to unitholders, investors and to management, and when compared year over year, reflects the impact on its operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs. Neither FFO nor AFFO is intended to be an alternative to “net income” or to “cash flows from operating activities” as determined by GAAP as a measure of the Operating Partnership’s capacity to pay distributions. Management uses FFO and AFFO to compare the Operating Partnership’s operating performance to that of other REITs and to assess its operating performance.

FFO and AFFO for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor) are calculated as follows:

	$ in thousands	Year Ended December 31, 2022	For the Period from September 2, 2021 to December 31, 2021	For the Period from January 1, 2021 to September 1, 2021
		(Successor)	(Successor)	(Predecessor)
	Net (loss) income	$(2,978)	$(1,032)	$5,549
Add:	Depreciation and amortization related to investment properties	15,540	5,062	8,204

	Funds from operations (FFO)	12,562	4,030	13,753

Less:	Above- and below-market rent intangible lease amortization, net	(1,389)	(463)	(609)
	Straight-line income, net	(1,520)	(682)	(916)

	Adjusted funds from operations (AFFO)	$9,653	$2,885	$12,228

Critical Accounting Estimates

The Operating Partnership’s accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. The Operating Partnership’s significant accounting policies are described in Note 2 – “Summary of Significant Accounting Policies” which is included in the Operating Partnership’s December 31, 2022 Notes to Financial Statements. The Operating Partnership has identified Purchase Price Allocation of Acquired Real Estate and Impairment of Investment Properties as critical accounting policies.

The Operating Partnership considers these policies to be critical because it requires the Operating Partnership’s management to use judgment in the application of accounting policy, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of the Operating Partnership’s results of operations to those of companies in similar businesses.

Purchase Price Allocation of Acquired Real Estate

The Operating Partnership generally accounts for the acquisition of real estate as an asset acquisition which requires that the Operating Partnership assess the fair value of acquired tangible and intangible assets and liabilities (including land, buildings, tenant improvements, above-market and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities. The cost of the acquisition is then allocated to the assets acquired and liabilities assumed based on their relative estimated fair values. The Operating Partnership assesses relative fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that the Operating Partnership deems appropriate, as well as other available market information. The Operating Partnership estimates future cash flows based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. Valuation is highly subjective and is based in part on assumptions, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, at a particular point in time.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Operating Partnership also considers an allocation of purchase price to acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including but not limited to the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals.

The Operating Partnership records acquired above-market and below-market leases at their fair values (using a discount rate that reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid under each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on the Operating Partnership’s evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. When estimating carrying costs, the Operating Partnership includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. When estimating costs to execute similar leases, the Operating Partnership considers leasing commissions, legal and other related expenses.

Impairment of Investment Properties

The Operating Partnership assesses the carrying values of long-lived assets each quarter or whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding the economic condition of the property at a particular point in time, future occupancy, rental rates and capital requirements that could differ materially from actual results. If it is determined that the carrying value is not recoverable because the undiscounted cash flows do not exceed the carrying value, the Operating Partnership will be required to record an impairment loss to the extent that the carrying value exceeds fair value.

Recent Accounting Pronouncements

For information related to recently issued accounting pronouncements, reference is made to Note 2 – “Summary of Significant Accounting Policies” which is included in the Operating Partnership’s December 31, 2022 Notes to Financial Statements.

Off-Balance Sheet Arrangements

The Operating Partnership currently has no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The Operating Partnership is exposed to various market risks, including those caused by changes in interest rates and commodity prices. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and commodity prices. The Operating Partnership does not enter into derivatives or other financial instruments for trading or speculative purposes. The Operating Partnership has entered into, and may continue to enter into, financial instruments to manage and reduce the impact of changes in interest rates. The counterparties are, and are expected to continue to be, major financial institutions.

Interest Rate Risk

The Operating Partnership is exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets and to fund capital expenditures.

As of December 31, 2022 (Successor), the Operating Partnership had outstanding debt of $239.6 million, excluding fair value adjustment of assumed mortgage loan and unamortized debt issuance costs, bearing interest rates ranging from 2.97% to 6.22% per annum. The weighted average interest rate was 3.90%, which includes the effect of interest rate swaps and interest rate caps. As of December 31, 2022 (Successor), the weighted average years to maturity for the mortgages was 3.6 years.

The following table sets forth the summary of the Operating Partnership’s debt, excluding unamortized debt issuance costs and fair value adjustment of assumed mortgage loan (as applicable), as of December 31, 2022 (Successor):

Type of Debt	Principal Amount	Percent of Total Principal Amount	Weighted Average Interest Rate
$ in thousands
Fixed rate	$22,000	9.2%	3.60%
Variable rate	41,939	17.5%	6.22%
Variable rate with swap agreements	88,000	36.7%	2.99%
Variable rate with cap agreements	87,655	36.6%	3.77%

Total	$239,594	100.0%

If interest rates on all debt which bears interest at variable rates as of December 31, 2022 (Successor) increased by 1% (100 basis points), the increase in interest expense on all debt would decrease earnings and cash flows by $0.4 million annually. If interest rates on all debt which bears interest at variable rates as of December 31, 2022 (Successor) decreased by 1% (100 basis points), interest expense would increase earnings and cash flows by the same amount.

With regard to variable rate financing, the Business Manager assesses the Operating Partnership’s interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Business Manager maintains risk management control systems to monitor interest rate cash flow risk attributable to both of the outstanding or forecasted debt obligations as well as the potential offsetting hedge positions of the Operating Partnership.

The Operating Partnership uses derivative financial instruments to hedge exposures to changes in interest rates on loans secured by the Operating Partnership’s assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. The Operating Partnership’s actual hedging decisions are determined in light of the facts and circumstances existing at the time of the hedge. The Operating Partnership has used derivative financial instruments, specifically interest rate swap contracts and interest rate cap contracts, to hedge against interest rate fluctuations on variable rate debt, which exposes the Operating Partnership to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe the Operating Partnership, which creates credit risk for the Operating Partnership because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The Operating Partnership seeks to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance the Operating Partnership will be successful.

LIBOR has been the subject of recent national, international and regulatory guidance and proposals for reform. As of December 31, 2021, the ICE Benchmark Association (“IBA”), ceased publication of all non-USD LIBOR and the one-week and two-month USD LIBOR and, as and previously announced, intends to cease publication of remaining U.S. dollar LIBOR settings immediately after June 30, 2023. Further, on March 15, 2022, the Consolidated Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act, was signed into law in the U.S. This legislation establishes a uniform benchmark replacement process for financial contracts maturing after June 30, 2023 that do not contain clearly defined or practicable fallback provisions. The legislation also creates a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Board of Governors of the Federal Reserve.

The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee composed of large U.S. financial institutions, has identified SOFR a new index calculated using short-term repurchase agreements backed by U.S. Treasury securities, as its preferred alternative rate for USD LIBOR. At this time, it is not possible to predict how markets will respond to SOFR.

As of December 31, 2022 (Successor), only one interest rate cap was LIBOR-based, which has been transitioned from LIBOR to SOFR effective February 1, 2023.

Derivatives

For information related to derivatives, reference is made to Note 5 – “Debt and Derivative Instruments” which is included in the Operating Partnership’s December 31, 2022 Notes to Financial Statements.

PRIOR PERFORMANCE

The information presented in this section presents the historical experience of real estate investment programs sponsored by IREIC and its affiliates that were in their investment or operational phases during the ten-year period ended December 31, 2022, but excludes programs for which IREIC and its affiliates do not have investment discretion or responsibility for day-to-day management, unless otherwise noted. Our structure and investment strategy may be different from the prior programs described in this section and our performance will depend on factors that may not be applicable to or affect the performance of these prior programs. Further, certain of the prior programs described in this section and in the Prior Performance Tables included in this prospectus, beginning on page C-1, were conducted through privately-held entities that were not subject to all of the laws and regulations that apply to us as a company conducting a public offering. Investors should not assume that they will experience returns, if any, that are comparable to those experienced by investors in these prior programs. The Prior Performance Tables include further information regarding certain prior programs.

During the ten year period ended December 31, 2022, IREIC and its affiliates sponsored six other REITs (including one private REIT), six private programs that invest or have invested primarily in commercial real estate in the United States, 195 private programs structured to provide replacement properties for investors wishing to complete a Section 1031 exchange and six private programs that intend to qualify as “qualified opportunity funds” under the Code, which altogether have raised more than $19.6 billion from over 255,000 investors. Inland Securities Corporation has served as dealer manager or placement agent for all of these programs.

We consider a program to have investment objectives similar to ours if the program seeks steady income and potential capital appreciation by investing in stabilized or substantially stabilized commercial real estate. Of those programs sponsored by our sponsor or its affiliates during the ten-year period ended December 31, 2022, we consider only the following programs to have investment objectives similar to ours: InvenTrust Properties Corp., (“InvenTrust”), Inland Diversified Real Estate Trust, Inc. (“Inland Diversified”), Inland Real Estate Income Trust, Inc. (“IREIT”), Inland Residential Properties Trust, Inc. (“Inland Residential”), MH Ventures 2019-1, LLC (“MH-2019”), and MH Ventures Fund II, Inc. (“MH Ventures II”). Approximately 59% of the aggregate funds raised from investors by all of the programs sponsored by our sponsor or its affiliates during this period were invested in programs with investment objectives similar to ours.

The aggregate cost of the underlying properties of the prior programs with similar investment objectives to our real estate portfolio is approximately 78% of the total aggregate cost incurred by all of the programs sponsored by our sponsor or its affiliates during the ten-year period ended December 31, 2022.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by our sponsor and its affiliates for the applicable periods. Specifically, the Prior Performance Tables set forth information as of the dates indicated regarding the prior programs described therein as to: (1) experience in raising and investing funds (Table I); (2) annual operating results of prior real estate programs (Table III); (3) results of completed programs (Table IV); and (4) sale or disposals of properties by prior real estate programs (Table V). The purpose of this prior performance information is to enable you to evaluate accurately the experience of our sponsor and its affiliates with like programs. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides aggregate summarized information concerning certain significant prior programs sponsored by IREIC or its affiliates during the applicable ten year period for each program, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With the exception of InPoint Commercial Real Estate Income, Inc. (“InPoint”), all of the programs included in the table have investment objectives similar to ours. We have included InPoint in this table because it is the most recent program sponsored by our sponsor to have engaged in a public offering of securities.

This table does not include information for the private programs sponsored by IPC, an affiliate of our sponsor that was formed to provide replacement properties for investors wishing to complete a tax-deferred exchange under Section 1031 of the Code, as well as investors seeking a quality, multiple-owner real estate investment. Programs sponsored by IPC generally consist of (a) private programs structured to provide replacement properties for investors wishing to complete a Section 1031 exchange, (b) private programs that intend to qualify as “qualified opportunity funds” under the Code and (c) development programs. We do not consider any of these programs to have investment objectives similar to ours. These programs are described below, on an aggregate basis, under “Prior Programs of Our Sponsor and its Affiliates.”

Except otherwise disclosed, the information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs through offerings for which Inland Securities has served as dealer manager or placement agent and, where noted, through their respective distribution reinvestment plans; it does not include issuer-dealer sales. All dollar amounts are stated in $000s.

	Public Programs						Private programs
	InvenTrust Properties Corp. as of December 31, 2013(1)	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014(2)	Inland Real Estate Income Trust, Inc. as of December 31, 2022(3)	Inland Residential Properties Trust, Inc. as of September 30, 2018(4)	InPoint Commercial Real Estate Income, Inc. as of December 31, 2022(3)		MH Ventures 2019-1, LLC as of September 30, 2021(5)		MH Ventures Fund II, Inc. as of December 31, 2022(3)
Number of primary offerings	2	1	1	1	3		1		1
Approx. aggregate amount raised from investors (6)	$9,308,724	$1,188,170	$902,372	$52,552	$319,386		$23,980		$159,996
Approximate aggregate number of investors	184,000	27,620	16,810	1,180	2,929		223		1,371
Number of investments purchased	1,058	144	58	3	90		13		12
Approximate aggregate cost of investments	$13,860,346	$2,328,710	$1,406,488	$105,527	$1,447,414		$56,207		$128,800
Percentage of investments (based on cost) that were:
Commercial properties
Retail	29%	78%	98%	0%	5%		0%		0%
Single-user net lease	9%	14%	2%	0%	0%		0%		0%
Industrial	1%	2%	0%	0%	7%		0%		0%
Offices	4%	4%	0%	0%	25%		0%		0%
Self-Storage	0%	0%	0%	0%	0%		0%		0%
Healthcare	0%	0%	0%	0%	0%		0%		0%
Senior Living	0%	0%	0%	0%	0%		0%		0%
Multifamily properties	1%	2%	0%	100%	56%		0%		0%
Student housing properties	8%	0%	0%	0%	0%		0%		0%
Hospitality properties	48%	0%	0%	0%	2%		0%		0%
Other	0%	0%	0%	0%	5%		100	%(8)	100	%(8)
Total commercial	100%	100%	100%	100%	100	%(7)	100%		100%
Land	0%	0%	0%	0%	0%		0%		0%
Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	14%	23%	13%	43%	0%		0%		0%
Existing construction	86%	77%	87%	57%	100%		100%		100%
Number of assets sold in whole or in part (includes held for sale)	781	84	0	3	46		13		0
Number of properties exchanged	0	0	0	0	0		0		0

	Public Programs					Private programs
	InvenTrust Properties Corp. as of December 31, 2013(1)	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014(2)	Inland Real Estate Income Trust, Inc. as of December 31, 2022(3)	Inland Residential Properties Trust, Inc. as of September 30, 2018(4)	InPoint Commercial Real Estate Income, Inc. as of December 31, 2022(3)	MH Ventures 2019-1, LLC as of September 30, 2021(5)	MH Ventures Fund II, Inc. as of December 31, 2022(3)
Geographic concentration (based on number of properties):
East	58%	43%	28%	33%	14%	0%	0%
Midwest	15%	16%	29%	33%	5%	0%	0%
South	17%	33%	31%	34%	64%	100%	92%
West	10%	8%	12%	0%	17%	0%	8%

(1)

Affiliates of IREIC served as the business manager of InvenTrust until March 12, 2014, when the company internalized the functions performed by its business manager. The information contained in this table for InvenTrust is for the period from inception through the last completed quarter prior to internalization.

(2)

On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite Realty Group Trust (“Kite”) and ceased filing reports under the Exchange Act. The information contained in this table for Inland Diversified is for the period from inception through the last completed quarter prior to the merger for which Inland Diversified filed financial statements.

(3)	An affiliate of IREIC serves as the business manager or advisor of this program.
(4)

On December 18, 2018, Inland Residential’s stockholders approved a plan of liquidation, consisting of the sale of all or substantially all of the company’s assets, the company’s liquidation and the company’s dissolution. On September 18, 2019, Inland Residential paid a final liquidating distribution. The information contained in this table for Inland Residential is for the period from inception through the last completed quarter prior to stockholder approval of the plan of liquidation.

(5)

On November 23, 2021, MH-2019 sold all of its properties. The information contained in this table for MH-2019 is for the period from inception through the last completed quarter prior to the portfolio sale.

(6)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(7)

InPoint invests in commercial real estate floating-rate commercial real estate debt, including first mortgage loans, subordinate mortgage and mezzanine loans, and participations in such loans. The percentages set forth herein reflect the property sectors of such commercial real estate debt.

(8)	For each program, 100% of its properties consist of manufactured home and recreation vehicle communities.

Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by InvenTrust, Inland Diversified, IREIT, Inland Residential and InPoint. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Prior Programs of Our Sponsor and its Affiliates

Our sponsor and its affiliates have sponsored the following prior programs that were in their investment or operational phases during the ten-year period ended December 31, 2022.

InvenTrust Properties Corp. was formed in October 2004. InvenTrust historically focused on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As of December 31, 2013, the last full quarter prior to the time that InvenTrust internalized the functions performed by its affiliated business manager, InvenTrust’s portfolio was comprised of 277 properties representing 17.0 million square feet of retail space, 19,337 hotel rooms, 8,290 student housing beds and 7.3 million square feet of non-core space, which consisted primarily of office and industrial properties.

InvenTrust completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. InvenTrust sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering. On March 12, 2014, InvenTrust became a self-administered company with its own management team.

On June 30, 2014, InvenTrust closed an issuer-tender offer and repurchased 60,761,166 shares of common stock for a final aggregate purchase price of $394.9 million.

On February 3, 2015, InvenTrust distributed to its stockholders 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly owned subsidiary of InvenTrust. As a result, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock. On February 4, 2015, Xenia completed its spin-off into a new, self-managed company and listed its shares of common stock on the NYSE under the symbol “XHR.”

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly owned subsidiary of InvenTrust, into a self-managed REIT and distributed 100% of the outstanding shares of common stock of Highlands. As a result, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock.

In December 2016, InvenTrust closed an issuer-tender offer and repurchased 89,374,686 shares of common stock for an aggregate purchase price of $237.1 million. In September 2018, InvenTrust closed an issuer-tender offer and repurchased 46,421,060 shares of common stock for an aggregate purchase price of $97.5 million.

On October 12, 2021, InvenTrust announced that its shares of common stock were listed and commenced trading on the NYSE under the symbol “IVT.”

Inland Diversified Real Estate Trust, Inc. was formed in June 2008. Inland Diversified owned a diversified portfolio of commercial real estate assets, including grocery-anchored shopping centers, necessity-based retail assets, single-tenant office and multifamily assets. Inland Diversified completed its initial public offering on August 23, 2012 and sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. As of June 30, 2014, the last full quarter prior to the time that Inland Diversified merged with Kite Realty Group Trust, a publicly traded REIT (NYSE: KRG) (“Kite”), the portfolio was comprised of 57 retail properties.

On February 9, 2014, Inland Diversified entered into an agreement and plan of merger with Kite. The merger closed on July 2, 2014, resulting in Inland Diversified stockholders owning shares of Kite common stock.

Inland Real Estate Income Trust, Inc. was formed in August 2011 and is managed by an affiliate of our sponsor. IREIT may acquire and develop a diversified portfolio of commercial real estate including retail properties, office buildings, multi-family properties and industrial/distribution and warehouse facilities, with a primary focus on retail properties located in the United States. IREIT may also invest in joint ventures, development projects, real estate loans and real estate-related securities. As of December 31, 2022, IREIT owned 52 retail properties, collectively totaling approximately 7.17 million square feet.

IREIT commenced its initial public offering on October 18, 2012. As of October 16, 2015, the date IREIT completed its initial public offering, IREIT had sold a total of approximately 83.9 million shares of its common stock through its “best efforts” offering and raised approximately $834 million in total gross offering proceeds. In addition, through December 31, 2022, IREIT had issued 6,063,857 shares through its distribution reinvestment plan, which it had amended, effective November 2, 2015, to offer up to 25,000,000 shares of its common stock to stockholders who elect to participate in IREIT’s amended distribution reinvestment plan.

Inland Residential Properties Trust, Inc. was formed in December 2013. Inland Residential owned a diversified portfolio of multifamily properties located primarily in the top 100 United States metropolitan statistical areas. Inland Residential completed its initial public offering on January 3, 2018 and sold a total of approximately 1.4 million Class A shares of its common stock, 390,230 Class T shares of its common stock and 255,666 Class T-3 shares of its common stock, generating gross proceeds of approximately $49.6 million. As of September 30, 2018, the last completed quarter prior to the stockholder approval of the plan of liquidation, Inland Residential’s portfolio was comprised of three multifamily properties.

On December 18, 2018, Inland Residential’s stockholders approved a plan of liquidation, consisting of the sale of all or substantially all of the company’s assets, the company’s liquidation and the company’s dissolution. On September 18, 2019, Inland Residential paid a final liquidating distribution as part of a plan of liquidation and dissolution of Inland Residential.

InPoint Commercial Real Estate Income, Inc. was formed in September 2016 and is managed by an affiliate of our sponsor. InPoint may acquire and manage a diversified portfolio of commercial real estate (“CRE”) investments primarily comprised of floating-rate CRE debt, including first mortgage loans and subordinate mortgage and mezzanine loans. InPoint may also invest in floating-rate CRE securities, such as commercial mortgage-backed securities and senior unsecured debt of publicly traded REITs, loan participations and select equity investments in single-tenant, net leased properties. As of September 30, 2022, InPoint’s investment portfolio consisted of 43 commercial mortgage loans, valued at $833 million, and one 362-room hotel located in Chicago, Illinois, commonly known as the Renaissance Chicago O’Hare Suites Hotel.

On October 25, 2016, InPoint commenced a private offering of up to $500 million in Class P shares of its common stock (“Class P shares”), which InPoint terminated on June 28, 2019. InPoint issued and sold 10,258,094 Class P shares in its private offering for total gross proceeds of $276.7 million.

On May 3, 2019, InPoint commenced its initial public offering of up to $2.35 billion in shares of its common stock, consisting of up to $2.0 billion in shares in its primary offering and up to $350 million in shares pursuant to its distribution reinvestment plan, and terminated upon commencement of its second public offering on November 2, 2022. InPoint’s initial public offering was voluntarily suspended by its board of directors from March 24, 2020 to October 1, 2020, following the onset of the COVID-19 pandemic. In its initial public offering, InPoint received gross offering proceeds, including the distribution reinvestment plan, of approximately $42.3 million.

On September 22, 2021, InPoint closed its underwritten public offering of 3,500,000 shares of its 6.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a public offering price of $25.00 per share (the “Preferred Stock Offering”). In addition, on October 15, 2021, the underwriters partially exercised their over-allotment option to purchase an additional 100,000 shares of Series A Preferred Stock. InPoint received net proceeds in the Preferred Stock Offering of $86.3 million after underwriter’s discount and issuance costs.

On November 2, 2022, InPoint commenced a public offering of up to $2.2 billion in shares of its common stock, consisting of up to $2.0 billion in shares in its primary offering and up to $200 million in shares pursuant to its distribution reinvestment plan. On January 30, 2023, in light of the pace of fundraising in InPoint’s public offering and the amount of monthly redemption requests pursuant to its share repurchase plan, InPoint’s board of directors suspended the company’s share repurchase plan. The board of directors also suspended the company’s primary and distribution reinvestment plan offerings, effective as of February 10, 2023. In connection with the foregoing, InPoint also announced that its board of directors had decided to evaluate strategic alternatives available to the company.

MH Ventures 2019-1, LLC was formed in 2019. MH-2019 owned, through individual operating companies, the land and improvements comprising 13 manufactured home and recreation vehicle communities in Bradenton, Port Richey and Hudson, Florida featuring a total of 992 manufactured home sites and 312 recreational vehicle sites, along with 24 residential rental units within buildings at certain of the communities. MH-2019 completed a private placement offering in October 2020 and sold a total of 2,477 units for total gross proceeds of $23,978,601 through its “best efforts” offering. On November 23, 2021, MH-2019 sold all 13 communities for $93.0 million.

MH Ventures Fund II, Inc. was formed in September 2020 and is managed by an affiliate of our sponsor. MH Ventures II may acquire manufactured housing and recreational vehicle communities throughout the United States. As of December 31, 2022, MH Ventures II owned 12 manufactured housing properties, collectively totaling 1,101 lots.

MH Ventures II commenced a private placement offering on October 1, 2020. As of November 21, 2022, the date MH Ventures II completed its private placement offering, MH Ventures II had sold a total of approximately 1.64 million shares of its common stock through its “best efforts” offering and raised approximately $160.0 million in total gross offering proceeds.

IPC-Sponsored Programs. As of December 31, 2022, IPC had sponsored 305 private placement programs (collectively, the “IPC Programs”). As of December 31, 2022, the IPC Programs had raised approximately $9.4 billion in equity to over 13,000 investors. The 305 IPC Programs include 891 properties, comprised of over 78.7 million square feet of gross leasable area, and including over 28,000 residential units which were purchased for an aggregate purchase price of $6.3 billion. Of these properties, based on purchase price, 11.8% are retail properties and centers, 8.4% are office buildings, 4.0% are medical office/healthcare, 7.4% are industrial and distribution centers, 38.3% are multifamily properties, 5.7% are student housing properties, 10.1% are self-storage facilities, 1.8% are hospitality properties and 1.4% are senior living properties. In the aggregate, based on purchase price, 90.8% of the properties were existing construction and 9.2% were new construction (the year of completion is within one year of the year of the offering). In addition to the properties described above, the IPC Programs include six programs that intend to qualify as “qualified opportunity funds” under the Code, and to develop hotel, multifamily, self-storage and student housing properties. As of December 31, 2022, 273 of the assets for the IPC Programs had been sold.

Liquidity of IREIC’s Prior Programs

Each of the five public REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually, but none of these REITs specified a date or time period at which the REIT might be liquidated. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•

InvenTrust stated that the company did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, InvenTrust became a self-administered company with its own management team. On June 30, 2014, InvenTrust closed an issuer-tender offer and repurchased 60,761,166 shares of common stock for a final aggregate purchase price of $394.9 million.

On February 3, 2015, InvenTrust distributed to its stockholders 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly owned subsidiary of InvenTrust. As a result, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock. On February 4, 2015, Xenia completed its spin-off into a new, self-managed company and listed its shares of common stock on the NYSE under the symbol “XHR.”

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly owned subsidiary of InvenTrust, into a self-managed REIT and distributed 100% of the outstanding shares of common stock of Highlands. As a result, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock.

In December 2016, InvenTrust closed an issuer-tender offer and repurchased 89,374,686 shares of common stock for an aggregate purchase price of $237.1 million. In September 2018, InvenTrust closed an issuer-tender offer and repurchased 46,421,060 shares of common stock for an aggregate purchase price of $97.5 million.

On October 12, 2021, InvenTrust announced that its shares of common stock were listed and commenced trading on the NYSE under the symbol “IVT.”

•

Inland Diversified stated that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger with Kite Realty Group Trust, a publicly traded REIT (NYSE: KRG). The merger closed on July 2, 2014, resulting in Inland Diversified stockholders owning shares of Kite common stock.

•

IREIT stated that the company did not anticipate evaluating a liquidity event until at least 2017. IREIT announced on February 11, 2019, the adoption by its board of directors of a strategic plan to consider a liquidity event, market conditions permitting, most likely through a listing on a public securities exchange. The timing of any such liquidity event has been affected by the COVID-19 pandemic and its economic effects. IREIT has disclosed that it intends to continue to pursue the execution of its strategic plan but that it is uncertain when a liquidity event may occur.

•

Inland Residential stated that the company did not anticipate that its board would evaluate a liquidity event to occur until after the company had completed raising capital under its initial public offering or any subsequent primary offering and invested substantially all of the net proceeds thereof. Inland Residential paid a final liquidating distribution of $7.81 per share on September 18, 2019. This final liquidating distribution was the final distribution made pursuant to a plan of liquidation and dissolution of Inland Residential, including the sale of all of the company’s assets, that was approved by Inland Residential’s stockholders on December 18, 2018.

•

InPoint is structured as a non-exchange traded, perpetual-life REIT. On January 30, 2023, in light of the pace of fundraising in InPoint’s public offering and the amount of monthly redemption requests pursuant to its share repurchase plan, InPoint’s board of directors suspended the company’s share repurchase plan. The board of directors also suspended the company’s primary and distribution reinvestment plan offerings, effective as of February 10, 2023. In connection with the foregoing, InPoint also announced that its board of directors had decided to evaluate strategic alternatives available to the company.

Material Adverse Developments for Prior Programs

IREIC and its affiliates have sponsored and managed real estate programs through various economic cycles and through periods of disruption, including most recently, the COVID-19 pandemic. Adverse business developments in prior programs were generally the result of broader economic distress and, in most cases, were, or are expected to be temporary in nature. The global outbreak of the COVID-19 pandemic adversely impacted global commercial activity and has contributed to significant volatility in financial markets. As such, the COVID-19 pandemic presents material uncertainty and risk with respect to the performance and financial results of certain prior programs. Specifically, certain of our sponsor’s prior programs have investments in retail and hospitality properties, some of which have values that declined during the COVID-19 pandemic.

Due to the uncertainty surrounding the COVID-19 pandemic and the need to preserve cash for the payment of operating and other expenses, such as debt payments, IREIT’s board of directors suspended distributions from the first quarter of 2020 until July 2021. In addition, IREIT’s share purchase program was suspended effective on June 26, 2020 and resumed effective August 2021. As of September 30, 2022, IREIT has outstanding repurchase requests for $30,990,025 shares of its common stock. Similarly, InPoint’s share repurchase program was suspended on March 24, 2020, was reinstated for stockholders requesting repurchase of shares as a result of the death or qualified disability of the holder on March 1, 2021 and was reinstated for all stockholders on July 1, 2021.

In addition, in connection with the global financial crisis of 2008 and 2009, InvenTrust suspended its share repurchase program, effective March 30, 2009, resuming it in April 2011 for certain exceptional repurchase requests. In January 2014, InvenTrust’s board suspended the share repurchase program in connection with its approximately $394.3 million issuer tender offer and its pursuit of certain strategic transactions discussed above.

In addition, from 2012 to 2015, IvenTrust was the subject of an investigation by the SEC regarding potential violations of certain provisions of the federal securities laws with respect to certain related party transactions. Although the conclusion of the investigation did not result in any enforcement action against InvenTrust, the company incurred significant expenses in connection with responding to the investigation. In addition, during the same time period, InvenTrust was subject to several stockholder lawsuits regarding claims of fiduciary duty breaches with respect to the matters being investigated by the SEC. The special litigation committee of the InvenTrust board of directors conducted an investigation with respect to the stockholder demands and concluded that there was no evidence to support the allegations of wrongdoing in the stockholder demands but that nonetheless, in the course of its investigation, the special litigation committee uncovered facts indicating that certain then-related parties breached their fiduciary duties to InvenTrust by failing to disclose to the independent directors certain facts and circumstances associated with the payment of fees to InvenTrust’s former business manager and property managers. Ultimately, the stockholder actions were resolved via settlement that resulted in Midwest Risk Management, LLC, as agent for InvenTrust’s former business manager, property managers, and Inland American Holdco Management LLC, paying InvenTrust $7.4 million. In addition, the settlement released InvenTrust’s directors, officers, and former external managers and their affiliates from any liability related to the allegations asserted in the demand letters and the consolidated stockholder actions, and any additional allegations investigated by the special litigation committee.

As discussed above, on January 30, 2023, in light of the pace of fundraising in InPoint’s public offering and the amount of monthly redemption requests pursuant to its share repurchase plan, InPoint’s board of directors suspended the company’s share repurchase plan. The board of directors also suspended the company’s primary and distribution reinvestment plan offerings, effective as of February 10, 2023. In connection with the foregoing, InPoint also announced that its board of directors had decided to evaluate strategic alternatives available to the company.

Certain prior programs have from time-to-time realized losses on investments, had tenants file for protection from creditors under the bankruptcy code, had tenants vacate properties prior to or at the end of, or cease operations during, a lease term, and experienced litigation with tenants involving lease defaults and sales of properties. These developments caused a reduction in cash flow and an increase in administrative expenses during certain periods for the prior programs that owned these properties.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, information regarding the number and percentage of shares of our common stock owned by each director, our named executive officers, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of outstanding shares of our common stock. As of the date of this prospectus, we had one stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. The address for each of the persons named below is in care of our principal executive offices at 2901 Butterfield Road, Oak Brook, Illinois 60523.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of All Shares
Directors and Officers
Mitchell A. Sabshon	0		0%
Keith D. Lampi	0		0%
[•]	0		0%
[•]	0		0%
[•]	0		0%
Jerry Kyriazis	0		0%
Denise C. Kramer	0		0%
Rahul Sehgal	0		0%
Joseph E. Binder	0		0%
Nati N. Kiferbaum	0		0%
Daniel W. Zatloukal	0		0%
Kristin A. Orlando	0		0%

All directors and executive officers as a group	0		0%
5% Stockholders
[•]	[	•]	100%

DESCRIPTION OF CAPITAL STOCK

We were formed under the laws of the State of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. The following summary of the terms of our stock is a summary of all material provisions concerning our stock and you should refer to the MGCL and our charter and bylaws for a full description. The following summary is qualified in its entirety by the more detailed information contained in our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. You can obtain copies of our charter and bylaws and every other exhibit to our registration statement. See the “Where You Can Find More Information” section below.

Under our charter, we have authority to issue a total of 2,200,000,000 shares of capital stock. Of the total shares of stock authorized, 2,100,000,000 shares are classified as common stock with a par value of $0.01 per share, 500,000,000 of which are classified as Class T shares, 500,000,000 of which are classified as Class S shares, 500,000,000 of which are classified as Class D shares, 500,000,000 shares are classified as Class I shares and 100,000,000 shares are classified as Class A shares, and 100,000,000 shares are classified as preferred stock with a par value $0.01 per share. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

Subject to the restrictions on ownership and transfer of stock set forth in our charter and except as may otherwise be specified in our charter, the holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in our charter regarding the restrictions on ownership and transfer of stock, the holders of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors (or a committee of the board of directors) and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Upon issuance for full payment in accordance with the terms of this offering, all shares of our common stock issued in the offering will be fully paid and non-assessable. Holders of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares of stock that we issue.

Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of any new class or series of shares of stock.

We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. [•] acts as our registrar and as the transfer agent for our shares. Transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to you at no charge upon written request.

Upfront Selling Commissions and Dealer Manager Fees – Class T, Class S and Class D Shares

The Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering; however, such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

No upfront selling commissions or dealer manager fees will be paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.

Ongoing Distribution Fees and Conversion – Class T, Class S and Class D Shares

Subject to FINRA limitations on underwriting compensation, we will pay the Dealer Manager selling commissions over time as distribution fees (i) with respect to our outstanding Class T shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of our outstanding Class T shares; however, with respect to Class T shares sold through certain participating broker-dealers, the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares; (ii) with respect to our outstanding Class S shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and (iii) with respect to our outstanding Class D shares, equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares. We do not pay a distribution fee with respect to our outstanding Class I shares.

The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers, and will waive distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The ongoing distribution fees listed above are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV per share of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. In other words, the per share amount of distributions on Class T, Class S, Class D and Class I shares generally differs because of different class-specific distribution fees that are deducted from the gross distributions for each share class. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to our valuation procedures, the class-specific fee allocations may lower the NAV per share of a share class. Therefore, as a result of the different ongoing distribution fees allocable to each share class, each share class could have a different NAV per share. If the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. See “Net Asset Value Calculation and Valuation Guidelines” and “Description of Capital Stock—Distribution Policy” for more information.

We will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to the shares held by such stockholder within such account would equal or exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class T share, Class S share or Class D share in such account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, in the case of a limit of 8.75% of gross proceeds, this fee would be paid with respect to a Class T share or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV per share. Under these assumptions and assuming a constant NAV per share of $25.00, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $1.34 and with respect to a Class D share would total approximately $1.82.

If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to such shares would exceed the applicable Fee Limit, each Class T share, Class S share and Class D share held in a stockholder’s account (including shares in such account purchased through the distribution reinvestment plan or received as stock dividend) will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity in which we are not the surviving entity or (iii) the sale or other disposition of all or substantially all of our assets. In addition, after termination of a primary offering registered under the Securities Act, each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share, on the date on which we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registration statement from all sources, determined pursuant to the rules and guidance of FINRA, would equal or be in excess of 10% of the aggregate purchase price of all shares sold for our account through that primary offering. Further, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Class I Shares

No upfront selling commissions or distribution fees are paid for sales of any Class I shares.

Class A Shares

We are not offering Class A shares in this offering, and we currently have no Class A shares outstanding. However, pursuant to our Operating Partnership Agreement, Class A units may be redeemed for our common stock and/or cash, at the sole election of our Company. If we were to issue shares in exchange for Class A units, we would expect to issue Class A shares with economic features that mirror those of Class A units, including class-specific allocations for the management fee to our Advisor.

Unless, immediately after the occurrence of any of the following events, we are externally advised with different management fee allocations (which may or may not include different performance allocations) for holders of Class A shares and holders of Class I shares, each Class A share will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity in which we are not the surviving entity or (iii) the sale or other disposition of all or substantially all of our assets. Further, immediately before any liquidation, dissolution or winding up of our company, each Class A share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Eligibility for Classes

Class T and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (A) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (B) by endowments, foundations, pension funds and other institutional investors, (C) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (D) through certain registered investment advisers, (E) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity, (F) by our executive officers and directors and their immediate family members, as well as officers and employees of our Advisor, Inland or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (G) by other categories of investors that we name in an amendment or supplement to this prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval, and to establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of each class or series of preferred stock so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock.

However, our charter provides that when a privately issued share of preferred stock is entitled to vote on a matter with the holders of shares of our common stock, the relationship of (i) the number of votes per such share of preferred stock to (ii) the consideration paid to us for such share of preferred stock shall not exceed the relationship of (x) the number of votes per publicly issued share of common stock to (y) the book value per outstanding share of common stock, all as determined on the date of issuance of such privately issued share of preferred stock. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a liquidation preference in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Our board of directors has no present plans to issue any preferred stock, but may do so at any time in the future without stockholder approval. A majority of our independent directors who do not have an interest in the transaction must approve any issuance of preferred stock and shall have access, at our expense, to our legal counsel or to independent legal counsel.

Meetings and Special Voting Requirements

An annual meeting of the stockholders will be held each year, upon reasonable notice to our stockholders, but no sooner than 30 days after delivery of our annual report to stockholders. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors or our chief executive officer, president or chairman of the board of directors and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the meeting. Upon receipt of a written request stating the purpose of any such special meeting, our secretary shall provide a written notice to our stockholders within 10 days of receipt of such written request, stating the purpose of the meeting and setting a meeting date not less than 15 nor more than 60 days after the delivery of such notice. The presence either in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast on such matter at the meeting on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described in the next paragraph and except that the affirmative vote of a majority of the shares represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.

Under the MGCL and our charter, stockholders generally are entitled to vote at a duly held meeting at which a quorum is present on (1) amendments to our charter, (2) our liquidation and dissolution, (3) a merger, consolidation, conversion, statutory share exchange or sale or other disposition of all or substantially all of our assets, (4) election or removal of our directors, and (5) such other matters that our board of directors have declared advisable and directed that the matter be submitted to our stockholders for approval or ratification. Except with respect to the election of directors or as otherwise provided in the MGCL or our charter, the vote of stockholders holding a majority of the outstanding shares of our stock entitled to vote is required to approve any such action, and no such action can be taken by our board of directors without such majority vote of our stockholders. In addition, although the NASAA REIT Guidelines indicate that stockholders are permitted to amend our charter or dissolve us without the necessity for concurrence by our board of directors, we are required to comply with the MGCL, which provides that any amendment to our charter or any dissolution of our company must first be declared advisable by our board of directors. Therefore, except with respect to the election or removal of our directors, prior to a stockholder vote, our board of directors must first adopt a resolution that the proposed action is advisable and directing the matter to be submitted to the stockholders. Accordingly, the only proposals to amend our charter or to dissolve our company that will be presented to our stockholders will be those that have been declared advisable by our board of directors. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless our board of directors determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights. Stockholders have the power, without the concurrence of the directors, to remove a director from our board of directors with or without cause, by the affirmative vote of a majority of the shares of stock entitled to vote generally in the election of directors.

Stockholders are entitled to receive a copy of our stockholder list upon request. The list provided by us will include each stockholder’s name, address and telephone number and number of shares of stock owned by each stockholder and will be sent within 10 days of our receipt of the request. The stockholder list shall be maintained as part of our books and records and shall be available for inspection by any stockholder or the stockholder’s designated agent at our corporate offices upon the request of a stockholder. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. The copy of the stockholder list will be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than ten-point type). A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. The purposes for which a stockholder may request a copy of the stockholder list include, but are not limited to, matters relating to stockholders’ voting rights, the exercise of stockholder rights under federal proxy laws and any other proper purpose. If our Advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of our stockholder list as requested, our Advisor and/or our board of directors, as the case may be, shall be liable to any stockholder requesting our stockholder list for the costs, including reasonable attorneys’ fees, incurred by that stockholder for compelling the production of our stockholder list, and for actual damages suffered by any such stockholder by reason of such refusal or neglect. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of our stockholder list is to secure such list or other information for the purpose of selling our stockholder list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to our affairs. We have the right to request that a requesting stockholder represent to us that the list will not be used to pursue commercial interests unrelated to such stockholder’s interest in us. The remedies provided by our charter to stockholders requesting copies of our stockholder list are in addition to, and shall not in any way limit, other remedies available to stockholders under federal law, or the laws of any state.

In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies by a stockholder for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholder may make the distribution of such materials.

Furthermore, pursuant to our charter, any stockholder and any designated representative thereof shall be permitted access to our corporate records to which such stockholder is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Under Maryland law, stockholders are entitled to inspect and copy only our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Because our stockholders are entitled to inspect only those corporate records that stockholders are entitled to inspect and copy under Maryland law, our stockholders will not be entitled to inspect and copy the minutes of the meetings of our board of directors, which are records that certain states other than Maryland allow corporate stockholders to inspect and copy. Requests to inspect and/or copy our corporate records must be made in writing to: IPC Alternative Real Estate Income Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523. It is the policy of our board of directors to comply with all proper requests for access to our corporate records in conformity with our charter and Maryland law.

Restrictions on Ownership and Transfer

Our charter contains restrictions on the number of shares of our stock that a person or group may own. No person or group may acquire or hold, directly or indirectly through application of constructive ownership rules, in excess of 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding stock of all classes or series unless they receive an exemption (prospectively or retroactively) from our board of directors.

Subject to certain limitations, our board of directors, in its sole discretion, may exempt a person prospectively or retroactively from, or modify, these limits, subject to such terms, conditions, representations and undertakings as required by our charter and as our board of directors may determine. Our board of directors has granted limited exemptions to certain persons who directly or indirectly own our stock, including directors, officers and stockholders controlled by them or trusts for the benefit of their families.

Our charter further prohibits any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and any person from transferring shares of our stock if the transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the trust, as described below, is required to give us immediate written notice, or in the case of a proposed or attempted transaction, give at least 15 days prior written notice, and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for us to qualify as a REIT.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations, except for a transfer which results in shares being beneficially owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares, will cause the number of shares causing the violation, rounded to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day, as defined in our charter, prior to the date of the transfer. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiaries. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiaries. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiaries. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiaries as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, such as a gift, devise or other similar transaction, the market price, as defined in our charter, of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferor to the transferee. Any net sale proceeds in excess of the amount payable per share to the proposed transferee will be paid immediately to the charitable beneficiaries. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust, or, in the case of a devise or gift, the market price at the time of the devise or gift and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee. We may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferor and are owed to the proposed transferor to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiaries.

If the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the above limitations or our failing to qualify as a REIT, then the transfer of the number of shares that otherwise cause any person to violate the above limitations will be void and the intended transferee shall acquire no rights in such shares.

All certificates, if any, representing shares of our stock issued in the future will bear a legend referring to the restrictions described above.

Every owner of more than 5% of the outstanding shares of our stock during any taxable year, or such lower percentage as required by the Code or the regulations promulgated thereunder or as otherwise required by our board of directors, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our stock which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of its beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Distribution Policy

We intend to declare monthly distributions as authorized by our board of directors (or a committee of the board of directors) and to pay such distributions on a monthly basis commencing with the first full month after the conclusion of the escrow period. The escrow period will conclude no earlier than when we raise at least the minimum offering amount of $2,500,000 and our board of directors determines to authorize the release of the escrowed funds. Also, see “Plan of Distribution—Special Notice to Pennsylvania Investors” for a discussion of the special escrow arrangement for Pennsylvania investors. Our distribution policy is set by our board of directors and is subject to change based on available cash flows. We cannot guarantee the amount of distributions paid, if any. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date. In connection with a distribution to our stockholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock.

Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on Class T, Class S, Class D and Class I shares will likely differ because of different class-specific distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class T and Class S shares will be lower than Class D shares, and distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing distribution fees with respect to the Class T and Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing distribution fees with respect to Class D shares (compared to Class I shares). We expect to use the “record share” method of determining the per share amount of distributions on Class T shares, Class S shares, Class D shares and Class I shares, although our board of directors may choose any other method. The “record share” method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on our common stock will be increased by the sum of all class-specific distribution fees for such period. Such amount will be divided by the number of our common shares outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific distribution fees allocable to such class.

To qualify as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. See the “Material U.S. Federal Income Tax Considerations—Taxation of REITs in General—Requirements for Qualification as a REIT” and “Material U.S. Federal Income Tax Considerations—Annual Distribution Requirements Applicable to REITs” sections of this prospectus. Generally, income distributed to stockholders will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.

Distributions are authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. Our board of directors’ discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flows which we expect to receive during a later quarter and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Due to these timing differences, we may be required to borrow money, use proceeds from the issuance of securities (in this offering or subsequent offerings, if any) or sell assets in order to distribute amounts sufficient to satisfy the requirement that we distribute at least 90% of our REIT taxable income in order to qualify as a REIT. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law. See the “Material U.S. Federal Income Tax Considerations” section of this prospectus for information concerning the U.S. federal income tax consequences of distributions paid by us.

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which our Advisor elects to receive its management fee in Class I shares or Class I units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class I units, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sale of or repayment of our assets, borrowings or proceeds of this offering will result in us having less funds available to acquire properties or other real estate-related securities. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares.

Under the MGCL, our board of directors may delegate to a committee of directors the power to fix the amount and other terms of a distribution. In addition, if our board of directors gives general authorization for a distribution and provides for or establishes a method or procedure for determining the maximum amount of the distribution, our board of directors may delegate to one of our officers the power, in accordance with the general authorization, to fix the amount and other terms of the distribution.

Distributions in kind shall not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or distributions of in-kind property in which (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property, (b) our board of directors offers each stockholder the election of receiving such in-kind property distributions, and (c) in-kind property distributions are made only to those stockholders that accept such offer. Our stockholders who receive distributions in kind of marketable securities may incur transaction expenses in liquidating the securities.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. Any cash distributions attributable to the class or classes of shares owned by participants in the distribution reinvestment plan will be immediately reinvested in our shares on behalf of the participants on the business day such distribution would have been paid to such stockholder. See the “Material U.S. Federal Income Tax Considerations” section of this prospectus for information concerning the U.S. federal income tax consequences of participating in the distribution reinvestment plan.

The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the transaction price at the time the distribution is payable. Stockholders will not pay upfront selling commissions or dealer manager fees when purchasing shares pursuant to the distribution reinvestment plan. The distribution fees with respect to shares of our Class T shares, Class S shares and Class D shares are calculated based on our NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the distribution reinvestment plan. Shares acquired under the distribution reinvestment plan will entitle the participant to the same rights and be treated in the same manner as shares of that class purchased in this offering.

We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that notice of any material amendment is sent to participants at least ten business days prior to the effective date of that amendment. In addition, we may suspend or terminate the distribution reinvestment plan for any reason at any time upon ten business days’ prior written notice to participants. A stockholder’s participation in the plan will be terminated to the extent that a reinvestment of such stockholder’s distributions in our shares would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us.

Account Statements

Our transfer agent will provide on a quarterly basis to each participant in the distribution reinvestment plan a statement of account describing, as to such participant, (1) the distributions reinvested during the quarter, (2) the number of shares purchased during the quarter, (3) the per share purchase price for such shares and (4) the total number of shares purchased on behalf of the participant under the plan. On an annual basis, tax information with respect to income earned on shares under the plan for the calendar year will be provided to each applicable participant.

Restrictions on Roll-Up Transactions

In connection with any proposed transaction considered a “Roll-up Transaction” involving us and the issuance of securities of an entity that would be created or would survive after the successful completion of the Roll-up Transaction, an appraisal of all of our assets must be obtained from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal shall be filed with the SEC and the states. The assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and shall indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to stockholders in connection with any proposed Roll-up Transaction.

A “Roll-up Transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of another entity, or a “Roll-up Entity,” that would be created or would survive after the successful completion of such transaction. The term Roll-up Transaction does not include:

•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

•

a transaction involving our conversion to a corporate, trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: stockholder voting rights; the term of our existence; compensation to our Advisor; or our investment objectives.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to common stockholders who vote “against” the Roll-up Transaction the choice of:

•	accepting the securities of a Roll-up Entity offered in the proposed Roll-up Transaction; or

•	one of the following:

•	remaining as holders of our stock and preserving their interests therein on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

•

that would result in the common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws and described elsewhere in this prospectus, including rights with respect to the election of directors, the removal of our Advisor, the directors or any of their affiliates, any transaction between the Company and our Advisor, the directors or any of their affiliates, annual reports, annual and special meetings, amendment of our charter, and our dissolution;

•

that includes provisions that would operate to materially impede or frustrate the accumulation of shares of stock by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of stock held by that investor;

•	in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in the “—Meetings and Special Voting Requirements” section above; or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by our common stockholders.

Registration Rights Agreements

The Advisory Agreement provides that with respect to any class of shares of our common stock paid as a management fee (or received upon conversion of any class of units paid as a management fee), within six months after a listing of the shares on a national securities exchange, we will enter into a registration rights agreement with our Advisor for the shares received as payment for the management fee (or received upon conversion of Class I units paid as a management fee), with terms mutually agreeable to us and our Advisor. This obligation survives the termination of the Advisory Agreement.

Similarly, our Operating Partnership Agreement provides that with respect to any Class I shares of our common stock held by the Special Limited Partner or its affiliates that were issued (or are issuable) upon exchange of Class I units issued in connection with the performance participation interest, within six months after a listing of the shares on a national securities exchange, we will enter into a registration rights agreement with the Special Limited Partner for these shares, with terms mutually agreeable to us and the Special Limited Partner.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following description of the terms of certain provisions of Maryland law and our charter and bylaws is only a summary. For a complete description, we refer you to the MGCL, our charter and our bylaws. We have filed our charter and bylaws as exhibits to the registration statement of which this prospectus forms a part.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other things, the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of our common stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our board of directors. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed or our board of directors fails to first approve the business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

In our charter, we have elected that at such time as we become eligible to make the election provided for under Subtitle 8 of Title 3 of the MGCL, vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Until such time, the stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. We have not elected to be subject to any of the other provisions of Subtitle 8.

Vacancies on Board of Directors; Removal of Directors

Any vacancy on our board of directors may be filled by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Our independent directors will choose the nominees to fill vacancies in our independent director positions.

Any director may resign at any time and may be removed with or without cause by our stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of the proposed removal shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the bylaws.

Forum for Certain Litigation

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (i) any derivative action brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law or (iv) any action asserting a claim that is governed by the internal affairs doctrine. In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, any record or beneficial stockholder of the Company who commences such an action shall cooperate in a request that the action be assigned to the court’s Business and Technology Case Management Program. This provision of our bylaws does not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or to claims under state securities laws.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If a person makes a tender offer that does not comply with such provisions, we may elect to grant tendering stockholders a rescission right with respect to their tendered shares. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws

The business combination provisions and the control share acquisition provisions of Maryland law, the provision of our charter electing to be subject to a provision of Subtitle 8, and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for stockholders or otherwise be in their best interest.

SUMMARY OF OUR OPERATING PARTNERSHIP AGREEMENT

We have summarized the material terms and provisions of the Limited Partnership Agreement of IPC Alternative Real Estate Operating Partnership, LP, as amended and restated, which we refer to as the “partnership agreement.”

Management of Our Operating Partnership

IPC Alternative Real Estate Operating Partnership, LP was formed on June 21, 2021 to acquire and hold assets on our behalf. In connection with its initial roll-up of 30 medical office properties, our Operating Partnership issued 373,032.89 Class A units to the Delaware statutory trusts that owned the properties, which were subsequently distributed to the investors in those trusts.

We intend to hold substantially all of our assets in the Operating Partnership or in subsidiary entities in which the Operating Partnership owns an interest. As of the date of this prospectus, we have not invested any capital in the Operating Partnership and therefore do not own an interest in its underlying properties. As we raise proceeds in this offering, we will contribute capital to the Operating Partnership in exchange for an economic interest such that we expect to eventually consolidate the Operating Partnership. For purposes of satisfying the asset and gross income tests for qualification as a REIT for U.S. federal income tax purposes, our proportionate share of the assets and income of the Operating Partnership will be deemed to be our assets and income.

We are and expect to continue to be the sole general partner of the Operating Partnership. As of the date of this prospectus, the only limited partners of the Operating Partnership are the holders of Class A units and IPC REIT Special Limited Partner, LP, the special limited partner of the Operating Partnership and an affiliate of Inland.

As the sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership. A general partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. No limited partner of the Operating Partnership may transact business for the Operating Partnership or participate in management activities or decisions, except as provided in the partnership agreement and as required by applicable law. We may not be removed as general partner by the limited partners. Our board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Partnership. However, pursuant to the Advisory Agreement, we have delegated to our Advisor authority to make decisions related to the management of our and the Operating Partnership’s assets, including sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

The Special Limited Partner has expressly acknowledged and any current and future limited partners of the Operating Partnership will expressly acknowledge that we, as general partner, are acting on behalf of the Operating Partnership, ourselves and our stockholders collectively. Neither we nor our board of directors is under any obligation to give priority to the separate interests of the limited partners of the Operating Partnership or our stockholders in deciding whether to cause the Operating Partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the Operating Partnership’s limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners, provided, however, that for so long as we own a controlling interest in the Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners may be resolved in favor of our stockholders. We are not liable under the partnership agreement to the Operating Partnership or to any of its limited partners for monetary damages for losses sustained, liabilities incurred or benefits not derived by such limited partners in connection with such decisions, provided that we have acted in good faith.

The partnership agreement requires that the Operating Partnership be operated in a manner that will enable us to (1) satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, unless we otherwise cease to qualify as a REIT, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” that is taxable as a corporation. See “Material U.S. Federal Income Tax Considerations.”

Capital Contributions

We intend to contribute the net proceeds from this offering, after payment of fees and expenses attributable to our offering and operations, to the Operating Partnership as capital contributions. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors, and the Operating Partnership will be deemed to have simultaneously paid the fees, commissions and other costs associated with this offering and our operations.

If the Operating Partnership requires additional funds at any time in excess of capital contributions made by us, the Operating Partnership may borrow funds from a financial institution or other lenders or we or any of our affiliates may provide such additional funds through loans, the purchase of additional partnership interests or otherwise (which we or such affiliates will have the option, but not the obligation, of providing). In addition, the Operating Partnership may admit additional limited partners whose investments may be subject to a different management fee and repurchase limitations if our board of directors concludes in good faith that such admittance is in our best interest.

Limited Partnership Units Generally

Limited partnership units represent an interest as a limited partner in the Operating Partnership. The Operating Partnership may issue additional partnership units and classes of partnership units with rights different from, and superior to, those of limited partnership units of any class, without the consent of the limited partners or our stockholders. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.

Limited partners of any class do not have the right to participate in the management of the Operating Partnership. Limited partners of any class who do not participate in the management of the Operating Partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the Operating Partnership beyond the amount of their capital contributions. The voting rights of the limited partners of any class are generally limited to approval of specific types of amendments to the Operating Partnership agreement.

Partnership interests in the Operating Partnership, other than the special limited partner interest and general partner interest, are currently divided into five classes of units: (a) Class T units; (b) Class S units; (c) Class D units; (d) Class I units; and (e) Class A units.

Class T Units, Class S Units, Class D Units, Class I Units and Class A Units

In general, the Class T units, Class S units, Class D units and Class I units are intended to correspond on a one-for-one basis with our Class T shares, Class S shares, Class D shares and Class I shares. Similarly, Class A units will correspond on a one-for-one basis with our Class A shares if we ever issue Class A shares. When we receive proceeds from the sale of shares of our common stock, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold.

In general, each Class T unit, Class S unit, Class D unit, Class I unit and Class A unit will share in distributions from the Operating Partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Distributions made with respect to Operating Partnership units, and the NAV per unit, may differ among classes of units as a result of class-specific accruals, just as they do with respect to our classes of common stock. For example, we pay our Advisor a lower management fee with respect to our Class A units compared to our outstanding classes of common stock; thus, holders of Class A units will be allocated a lower class-specific expense for management fees than holders of our Class T, Class D, Class D and Class I common stock. Upon the Operating Partnership’s liquidation, Class T units, Class S units, Class D units and Class A units will automatically convert to Class I units, in each case in proportion to the NAV per unit of each class, and the resulting Class I units will share on a unit-by-unit basis in the assets of the operating partnership that are available for distribution, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units and payment of the portion distributable to the holder of the special limited partner interest. In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes will be allocated to each limited partnership unit, regardless of whether any distributions are made by the Operating Partnership.

For each Class T unit, Class S unit, Class D unit, Class I unit or Class A unit, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of Operating Partnership units will not be obligated to make additional capital contributions to the Operating Partnership. Further, these holders will not have the right to make additional capital contributions to the Operating Partnership or to purchase additional Operating Partnership units without our consent as general partner.

Our Advisor may elect to receive its management fee in cash, Class I shares or Class I units, and distributions on the Special Limited Partner’s performance participation allocation may be payable in cash or Class I units at the election of the Special Limited Partner. See “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” above and “—Special Limited Partner Interest” below.

For holders other than us, our Advisor or the Special Limited Partner, after owning an Operating Partnership unit for one year, Operating Partnership unitholders generally may, subject to certain restrictions, exchange Operating Partnership units for a corresponding number of shares of our common stock. Our Advisor and the Special Limited Partner may exchange Class I units for a corresponding number of Class I shares at any time. Our Advisor and the Special Limited Partner will have the option of exchanging Class I shares for an equivalent aggregate NAV amount of Class T, Class S or Class D shares and will have registration rights with respect to shares of our common stock. See “Description of Capital Stock—Registration Rights Agreements.”

Special Limited Partner Interest

So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly.

Specifically, the Special Limited Partner will be allocated a performance participation in an amount equal to:

•

First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such Excess Profits until the total amount allocated to the Special Limited Partner equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year shall equal the sum of:

(i)	all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then-current calendar year plus

(ii)

the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable distribution fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units and any upfront selling commissions and dealer manager fees.

“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then-current calendar year and all Operating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable distribution fee expenses, provided that the calculation of the Hurdle Amount for any period will exclude any Operating Partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below.

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.

“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Special Limited Partner’s performance participation. This is referred to as a “High-Water Mark.”

The Special Limited Partner will also be allocated a performance participation with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.

Distributions on the performance participation interest may be payable in cash or Class I units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Operating Partnership units, the Special Limited Partner may request the Operating Partnership to repurchase such Operating Partnership units from the Special Limited Partner at a later date. Any such repurchase requests will not be subject to the Early Repurchase Deduction but will be subject to similar repurchase limits that exist under our share repurchase plan. The Operating Partnership will repurchase any such Class I units for Class I shares of our common stock or cash (at the Special Limited Partner’s election) unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Operating Partnership’s partnership agreement, in which case such Class I units will be repurchased for Class I shares of our common stock.

The NAV of the Operating Partnership calculated on the last trading day of a calendar year shall be the amount against which changes in NAV is measured during the subsequent calendar year. In our first calendar year of operations, the performance participation will be prorated for the portion of the calendar year.

The measurement of the foregoing net assets change is also subject to adjustment by our board of directors to account for any unit dividend, unit split, recapitalization or any other similar change in the Operating Partnership’s capital structure or any distributions made after the commencement of this offering that the board of directors deems to be a return of capital (if such changes are not already reflected in the Operating Partnership’s net assets).

The Special Limited Partner will not be obligated to return any portion of performance participation paid based on our subsequent performance.

Changes in our Operating Partnership’s NAV per unit of each class will generally correspond to changes in our NAV per share of the corresponding class of our common stock. Distributions with respect to the performance participation interest are calculated from the Operating Partnership’s Total Return over a calendar year. As a result, the Special Limited Partner may be entitled to receive compensation under the performance participation for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share. Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance participation at such time, even if no performance participation allocation for such year are ultimately payable to the Special Limited Partner at the end of such calendar year.

In the event the Advisory Agreement is terminated, the Special Limited Partner will be allocated any accrued performance participation with respect to all Operating Partnership units as of the date of such termination.

Issuance of Additional Limited Partnership Interests

As sole general partner of the Operating Partnership, we will have the ability to cause the Operating Partnership to issue additional limited partnership interests (including Operating Partnership units), preferred partnership interests or convertible securities.

Our Operating Partnership allows us to be organized as an UPREIT. A sale of property directly to a REIT is generally a taxable transaction to the selling property owner. In an UPREIT structure, a seller of appreciated property who desires to defer taxable gain on the transfer of such property may, subject to meeting applicable tax requirements, transfer the property to the Operating Partnership in exchange for limited partnership interests (including Operating Partnership units) on a tax-free basis. Being able to offer a seller the opportunity to defer taxation of gain until the seller disposes of its interest in the Operating Partnership may give us a competitive advantage in acquiring desired properties relative to buyers who cannot offer this opportunity.

In addition, investing in the Operating Partnership, rather than in shares of our common stock, may be more attractive to certain institutional or other investors due to their business or tax structure.

Transferability of Interests

Without the consent of a majority in interest of the limited partners of the Operating Partnership, other than interests held by us, we may not voluntarily withdraw as the general partner of the Operating Partnership, engage in any merger, consolidation or other business combination or transfer our general partnership interest in the Operating Partnership (except to a wholly owned subsidiary), unless: (1) the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners of the Operating Partnership receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or (2) in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to the Operating Partnership in return for an interest in the Operating Partnership and agrees to assume all obligations of the general partner of the Operating Partnership.

With certain exceptions, the limited partners may not transfer their interests in the Operating Partnership, in whole or in part, without our written consent, as general partner.

Exculpation

We, as general partner, will not be liable to the Operating Partnership or limited partners for errors in judgment or other acts or omissions relating to the operations of the Operating Partnership unless it is established that the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith, was the result of active and deliberate dishonesty or constituted willful misconduct or gross negligence since provision has been made in the partnership agreement for exculpation of the general partner and others. Therefore, purchasers of interests in the Operating Partnership have a more limited right of action than they would have absent the limitation in the partnership agreement.

Indemnification

The partnership agreement provides that we will be indemnified by our Operating Partnership for losses of any nature unless it is established that the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith, was the result of active and deliberate dishonesty or constituted willful misconduct or gross negligence. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

Tax Matters

We are the Operating Partnership’s partnership representative and have the authority to make tax elections under the Code on the Operating Partnership’s behalf.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock as of the date hereof by U.S. holders and non-U.S. holders, each as defined below. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities (except as described in “—Taxation of Tax-Exempt Holders of Our Common Stock” below), insurance companies, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, non-U.S. holders that are “qualified foreign pension funds,” foreign governments or “controlled entities” of foreign governments, investors in pass-through entities or U.S. holders of common stock whose “functional currency” is not the U.S. dollar. This summary does not discuss any state, local, foreign, alternative minimum, Medicare or estate or other tax considerations not specifically addressed below. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operation or to the purchase, ownership or disposition of our common stock has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents.

The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your own tax advisors concerning the U.S. federal tax consequences in light of your particular situation as well as consequences arising under the laws of any other taxing jurisdiction (including state, local and non-U.S. jurisdictions).

References to “partnerships” in this section refer to any entities treated as a partnership for U.S. federal income tax purposes, and references to “corporations in this section refer to any entities treated as corporations for U.S. federal income tax purposes.

Our Taxation as a REIT

We intend to elect and qualify to be taxed as a REIT under the Code commencing with our taxable year ending December 31, 2024. Furthermore, we intend to operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code so long as our board of directors determines that REIT qualification remains in our best interest. However, no assurances can be provided regarding our qualification as a REIT because such qualification depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which will depend, in part, on our operating results.

In connection with this offering, DLA Piper LLP (US) is expected to render an opinion that, commencing with our taxable year ending December 31, 2024, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware that the opinion of DLA Piper LLP (US) will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, income, organizational documents, stockholder ownership, and the present and future conduct of our business and will assume that such representations and covenants are accurate and complete and that we will take no action inconsistent with our status as a REIT. Investors should be aware that opinions of counsel are not binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. In addition, the opinion of DLA Piper LLP (US) will be based on existing U.S. federal income tax law governing qualification as a REIT in effect as of the date thereof, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. DLA Piper LLP (US) will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given by DLA Piper LLP (US) or us that our actual results of operations for any particular taxable year will satisfy such requirements. In addition, DLA Piper LLP (US) will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

The sections of the Code and the corresponding regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following sets forth only the material aspects of those sections. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification as a REIT.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a “C” corporation. A “C” corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate, to the extent declared as a dividend and subsequently paid to our stockholders, is taxed only at the stockholder level.

If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•

We will pay U.S. federal income tax on our taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time after, the calendar year in which the income is earned.

•

If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. federal corporate income tax at the highest applicable rate.

•

If due to reasonable cause and not willful neglect we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

•

If (i) we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests”) due to reasonable cause and not to willful neglect, (ii) we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and (iii) we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests multiplied by the highest corporate tax rate.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification as a REIT.”

•	If we fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income for such calendar year;

•	95% of our capital gain net income for such calendar year; and

•	any undistributed taxable income from prior taxable years,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. holder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax we paid.

•

We will be subject to a 100% excise tax on amounts received by us from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

•

If we acquire any assets from a non-REIT “C” corporation in a carry-over basis transaction, we could be liable for specified tax liabilities inherited from that non-REIT “C” corporation with respect to that corporation’s “built-in gain” in its assets. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. Applicable Treasury regulations, however, allow us to avoid the recognition of gain and the imposition of corporate-level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT “C” corporation unless and until we dispose of that built-in gain asset during the five-year period following its acquisition, at which time we would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

No assurance can be given that the amount of any such federal income taxes will not be substantial. In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. We may also be subject to payroll taxes, property and other taxes on our assets and operations. Moreover, as further described below, any domestic taxable REIT subsidiary in which we own an interest will be subject to U.S. federal corporate income tax on its net income. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)

of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which has not been terminated or revoked;

(8)	that uses a calendar year for U.S. federal income tax purposes and complies with the record keeping requirements of the U.S. federal income tax laws; and

(9)	that meets other tests described below regarding the nature of its income and assets.

Conditions (1) through (4), inclusive, and (8) must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year, but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. We believe that we will maintain sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the ownership and transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our stock are described in “Description of Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock (as discussed below), and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement. In rendering its opinion that we are organized in a manner that permits us to qualify as a REIT, DLA Piper LLP (US) is relying on our representation that the ownership of our stock satisfies condition (6).

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and regulations promulgated thereunder.

Ownership of Partnership Interests. In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. Thus, the Company’s proportionate share of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of the assets and liabilities and items of income with respect to any partnership (or disregarded entity) in which it holds an interest, will be treated as the Company’s assets and liabilities and its items of income for purposes of applying the requirements described in this prospectus. The Company has decision-making power over the Operating Partnership as its general partner and intends to operate the Operating Partnership in a manner that is consistent with the requirements for the qualification of the Company as a REIT. However, solely for purposes of the 10% value test described below (see “—Asset Tests”), the determination of a REIT’s interest in a partnership’s assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest is treated as assets and items of income of our company for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control or only limited influence over the partnership.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned directly or indirectly by the REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. All assets, liabilities and items of income, deduction and credit of qualified REIT subsidiaries and disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly owned by us (e.g., if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. Accordingly, a domestic taxable REIT subsidiary generally is subject to U.S. federal corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging facility or health care property or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. Under the REIT Investment and Diversification and Empowerment Act of 2007, or RIDEA, although a TRS may not operate or manage a lodging facility or health care property, it may lease or own such a facility so long as the facility is a qualified lodging facility or a “qualified health care property” and such facility or property is operated on behalf of the TRS by an eligible independent contractor. A “qualified healthcare property” includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility. We intend to structure our investments in lodging facilities or health care properties in a REIT compliant manner including in compliance with RIDEA, as appropriate. However, there can be no assurance that the IRS would not challenge our conclusions as to whether an operator qualifies as an eligible independent contractor or whether such properties qualify as qualified health care properties, or that a court would agree with our conclusions. If a challenge to such conclusions were successful, we could potentially lose our REIT status.

We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

Income earned by a taxable REIT subsidiary is not attributable to the REIT. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat dividends paid to us from such taxable REIT subsidiary, if any, as income. This income can affect our income and asset tests calculations, as described below. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting our status as a REIT. For example, we may use taxable REIT subsidiaries to perform services or conduct activities that give rise to certain categories of income such as management fees, or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

Several provisions of the Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between us and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Income Tests

To qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt obligations secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock in other REITs;

•

gain from the sale or other disposition of real property or mortgage loans (including interests in real property and interests in mortgages on real property, and including gain from the sale of certain personal property ancillary to such real property) other than property held primarily for sale to customers in the ordinary course of our trade or business;

•	abatements and refunds of taxes on real property;

•	income and gain derived from foreclosure property (as described below);

•

amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•

interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% gross income test, and from (i) dividends, (ii) interest and (iii) gain from the sale or disposition of stock or securities, which need not have any relation to real property.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we attach a schedule of the sources of our income to our U.S. federal income tax return. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally recognize exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See “—Taxation of REITs in General.”

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. We will monitor the amount of our nonqualifying income, and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to us.

Dividends. We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of earnings and profits of the distributing corporation. Our dividend income from stock in any corporation (other than any REIT), including any taxable REIT subsidiary, will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Dividends that we receive from any REITs in which we own stock and our gain on the sale of the stock in those REITs will be qualifying income for purposes of both gross income tests. However, if a REIT in which we own stock fails to qualify as a REIT in any year, our income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person; however, it generally includes the following: (i) an amount that is received or accrued based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property (including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services) generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. All interest earned on a mortgage loan secured by both real property and personal property shall be treated as qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

Certain mezzanine loans are secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. If we invest in mezzanine loans, we intend to do so in a manner that will enable us to satisfy the gross income tests and asset tests.

We expect that the CMBS and RMBS in which we invest generally will be treated either as interests in a grantor trust or as interests in a real estate mortgage investment conduit (“REMIC”) for U.S. federal income tax purposes and that all interest income from such CMBS and RMBS will be qualifying income for the 95% gross income test. In the case of CMBS and RMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of CMBS and RMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce nonqualifying income for the holder of the related REMIC securities.

Interest, original issue discount and market discount income that we receive or accrue from mortgage-related assets generally will be qualifying income for purposes of both gross income tests.

Hedging Transactions. We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods specified in Treasury regulations, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as a hedge along with the risk that it hedges within prescribed time periods, or (iii) in connection with the effective termination of certain hedging transactions described above will be excluded from gross income for purposes of both the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both of the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging will not adversely affect our ability to satisfy the REIT qualification requirements.

We may conduct some or all of our hedging activities through a taxable REIT subsidiary or other corporate entity, the income of which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Fee Income. Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a taxable REIT subsidiary will not be included for purposes of the gross income tests.

Rents from Real Property. Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions described below are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased and any services provided in connection with the property. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled taxable REIT subsidiary” (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both usually or “customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. If certain requirements are satisfied, we may, however, render services to our tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may also own an interest in a taxable REIT subsidiary which provides non-customary services to tenants without tainting our rental income from the related properties.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

We intend to cause any services that are not usually or “customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a taxable REIT subsidiary or through an “independent contractor” who is adequately compensated and from which we do not derive revenue, and which meets certain other requirements. However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.

We may also lease qualified health care properties and qualified lodging facilities on an arm’s-length basis to a TRS if the property is operated on behalf of such subsidiary by a person who qualifies as an independent contractor and who is, or is related to a person who is, actively engaged in the trade or business of operating health care properties or lodging facilities, as applicable, for any person unrelated to us or our TRS. Generally, the rent that we receive from our TRS in such structures will be treated as “rents from real property.”

Prohibited Transactions Tax. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. We cannot assure you that we will comply with certain safe harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. We intend to structure our activities to avoid prohibited transaction characterization.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•

on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•

on which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

•

which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, net income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Phantom Income. Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain debt instruments may be made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

The terms of the debt instruments that we hold may be modified under certain circumstances. These modifications may be considered “significant modifications” for U.S. federal income tax purposes that give rise to a deemed debt-for-debt exchange upon which we may recognize taxable income or gain without a corresponding receipt of cash.

Some of the debt securities that we acquire may have been issued with original issue discount. In general, we will be required to accrue non-de minimis original issue discount based on the constant yield to maturity of such debt securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though such yield may exceed cash payments, if any, received on such debt instrument.

In addition, in the event that any debt instruments or debt securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinated CMBS at the stated rate regardless of whether corresponding cash payments are received.

Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements Applicable to REITs.”

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets:

•	At least 75% of the value of our total assets must be represented by the following:

•

interests in real property, including leaseholds and options to acquire real property and leaseholds (including, for the avoidance of doubt, personal property leased with real property to the extent rents attributable to such personal property would be treated as rents from real property as described above under “—Income Tests”);

•	interests in mortgages on real property;

•	stock in other REITs and debt instruments issued by publicly offered REITs;

•	cash and cash items (including certain receivables);

•	government securities;

•

investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

•

regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under U.S. federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

•	Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class described above.

•

Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•

Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of any one issuer’s outstanding voting securities.

•

Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception or other exceptions discussed below.

•	Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

•	Not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% value test, as explained below).

Securities, for purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Subject to certain exceptions, debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits of any person, the borrower’s discretion or similar factors. In the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (i) are not straight debt or other excluded securities (prior to the application of this rule), and (ii) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, in the case of a partnership issuer, our interest as a partner in the partnership).

In addition to straight debt, the Code provides that certain other securities will not violate the 10% value test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of such a nature that the partnership would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership (other than straight debt or any other excluded security) is not taken into account to the extent, if any, of the REIT’s proportionate interest as a partner in that partnership.

Any stock that we hold or acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which we own stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, we would be subject to the second, third, fourth, and fifth asset tests described above with respect to our investment in such a disqualified REIT. We will also be subject to those assets tests with respect to our investments in any non-REIT “C” corporations for which we do not make a taxable REIT subsidiary election.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. Independent appraisals may not have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of nonqualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements for a particular tax quarter to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

It is not possible to state whether, in all circumstances, we will be entitled to these relief provisions.

Annual Distribution Requirements Applicable to REITs

To qualify for taxation as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

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the sum of (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (ii) 90% of our net income after tax, if any, from foreclosure property; minus

•

the excess of the sum of specified items of non-cash income (including original issue discount on our mortgage loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or we distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made.

If we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which we have paid corporate income tax.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may not have sufficient cash to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional stock.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of items of income and deduction of expenses by us for U.S. federal income tax purposes. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of our own stock).

If our taxable income for a particular year is subsequently determined to have been understated, under some circumstances we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income is income earned by a taxable REIT subsidiary that is attributable to services provided to us, or on our behalf to any of our tenants, that is less than the amounts that would have been charged based upon arms’ length negotiations.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding common stock.

Failure to Qualify

If we fail to satisfy one or more requirements of REIT qualification, other than the income tests or asset requirements, then we may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each failure.

If we fail to qualify for taxation as a REIT in any taxable year for which the applicable period for assessment has not expired and the relief provisions do not apply, we will be subject to tax on our taxable income as a corporation. This would significantly reduce both our cash available for distribution to our stockholders and our earnings. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders and any distributions that are made will not be deductible by us. Moreover, all distributions to stockholders would be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of ours. Furthermore, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for reduced U.S. federal income tax rates on such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Tax Aspects of Our Operating Partnership and any Subsidiary Partnerships

General. Substantially all of our assets will be held through our Operating Partnership. In addition, our Operating Partnership may hold certain investments indirectly through subsidiary partnerships and limited liability companies which are treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. A partner in such entities that is a REIT will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of its REIT taxable income, and the REIT distribution requirements. Pursuant to these rules, for purposes of the asset tests, we will include our pro rata share of assets held by our Operating Partnership, including our share of its subsidiary partnerships and limited liability companies, based on its capital interest in each such entity.

Entity Classification. Our interests in the Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for U.S. federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury regulations. If our Operating Partnership or a subsidiary partnership or limited liability company were treated as an association rather than as a partnership, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effects of our failure to meet the REIT asset and income tests. In addition, a change in the tax status of our Operating Partnership, a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions. We do not anticipate that our Operating Partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation.

U.S. federal income tax audits of partnerships, such as our Operating Partnership or any subsidiary partnerships or limited liability companies treated as partnerships for U.S. federal income tax purposes, are conducted at the entity level, but unless such entity qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the entity itself. Under an alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take such adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If any of the Operating Partnership or our subsidiary partnerships or limited liability companies is able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge. There can be no assurance that any such entities will be eligible to make such an election or that it will, in fact, make such an election for any given adjustment. The overall effect of these rules on us is uncertain. The application of these rules could cause us to economically bear more than our share of any U.S. federal income tax, interest, and/or penalties arising from a federal income tax audit of any of the partnerships in which we hold a direct or indirect interest.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of partnership income and loss among partners. Generally, Section 704(b) of the Code and the Treasury regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution, as adjusted from time to time. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property may be contributed to our Operating Partnership in exchange for Operating Partnership units in connection with future acquisitions. The partnership agreement requires that allocations be made in a manner consistent with Section 704(c) of the Code. Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Any book-tax differences will be accounted for using any method approved under Section 704(c) of the Code and the applicable Treasury regulations as chosen by the general partner under the partnership agreement. Any property acquired by our Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Taxation of U.S. Holders of Our Common Stock

U.S. Holder. As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your advisors. A “non-U.S. holder” is a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Distributions Generally. As long as we qualify as a REIT, distributions made by us to our taxable U.S. holders out of our current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income taxable at ordinary income tax rates and will not qualify for the reduced capital gains rates that currently generally apply to distributions by non-REIT “C” corporations to certain non-corporate U.S. holders. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, and then to our common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions. Under the Tax Cuts and Jobs Act, U.S. holders that are individuals, trusts and estates generally may deduct 20% of “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates). The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain) and certain cooperative dividends, subject to further limitations based on taxable income and certain holding period requirements. The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6%. Without further legislation, the deduction would sunset after 2025.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the adjusted basis of the stock. To the extent that distributions exceed the adjusted basis of a U.S. holder’s stock, the U.S. holder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends” to the extent that such distributions do not exceed our actual net capital gain for the taxable year. Capital gain dividends are taxed to U.S. holders of our stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund to the extent that the tax paid by us exceeds the U.S. holder’s tax liability on the undistributed capital gain. A U.S. holder of our stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. holder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We must classify portions of our designated capital gain dividend into the following categories:

•	a 20% gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a federal rate of up to 20%; or

•	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our stock at a maximum rate of 25%.

Passive Activity Loss and Investment Interest Limitation. Distributions that we make and gains arising from the disposition of our common stock by a U.S. holder will not be treated as passive activity income, and therefore U.S. holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of the investment interest.

Qualified Dividend Income. Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other “C” corporations such as taxable REIT subsidiaries, our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that we paid with respect to such REIT taxable income and built-in gain).

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. The dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the stock on which the dividend is paid, and special rules with regard to dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend.

Other Tax Considerations. To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Sales of Our Common Stock. Upon any taxable sale or other disposition of our common stock (except pursuant to a repurchase by us, as described below), a U.S. holder of our common stock will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year, it will produce long-term capital gain) and the holder’s tax bracket.

In general, any loss upon a sale or exchange of our common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

Repurchases of Our Common Stock. A repurchase of our common stock will be treated as a distribution in exchange for the repurchased shares and taxed in the same manner as any other taxable sale or other disposition of our common stock discussed above, provided that the repurchase satisfies one of the tests enabling the repurchase to be treated as a sale or exchange. A repurchase will generally be treated as a sale or exchange if it (i) results in a complete termination of the holder’s interest in our common stock, (ii) results in a substantially disproportionate redemption with respect to the holder, or (iii) is not essentially equivalent to a dividend with respect to the holder. In determining whether any of these tests has been met, common stock actually owned, as well as common stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. The sale of common stock pursuant to a repurchase generally will result in a “substantially disproportionate” redemption with respect to a holder if the percentage of our then outstanding voting stock owned by the holder immediately after the sale is less than 80% of the percentage of our voting stock owned by the holder determined immediately before the sale. The sale of common stock pursuant to a repurchase generally will be treated as not “essentially equivalent to a dividend” with respect to a holder if the reduction in the holder’s proportionate interest in our stock as a result of our repurchase constitutes a “meaningful reduction” of such holder’s interest.

A repurchase that does not qualify as an exchange under such tests will constitute a dividend equivalent repurchase that is treated as a taxable distribution and taxed in the same manner as regular distributions, as described above under “—Distributions Generally.” In addition, although guidance is sparse, the IRS could take the position that a holder who does not participate in any repurchase treated as a dividend should be treated as receiving a constructive distribution of our common stock taxable as a dividend in the amount of their increased percentage ownership of our common stock as a result of the repurchase, even though the holder did not actually receive cash or other property as a result of the repurchase.

Medicare Tax. Certain U.S. holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of common stock and income from dividends paid on common stock. U.S. holders are urged to consult their own tax advisors regarding the Medicare tax.

Taxation of Non-U.S. Holders of Our Common Stock

The rules governing the U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of the common stock, including any reporting requirements.

Distributions. Distributions by us to a non-U.S. holder on our common stock that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions generally will be subject to U.S. federal withholding tax on a gross basis at a rate of 30%, or a lower rate as may be permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent the income allocated to the non-U.S. holder is excess inclusion income. Dividends that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the

United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a trade or business within the United States may also be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for our ordinary dividends will be required (i) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its common stock will reduce the non-U.S. holder’s adjusted basis in its common stock and will not be subject to U.S. federal income tax. Distributions that are neither attributable to gain from sales or exchanges of “U.S. real property interests” nor designated as capital gains dividends and that are in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its common stock will be treated as gain from the sale of its stock, the tax treatment of which is described below under “—Sales of Our Common Stock.” Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.

We would be required to withhold at least 15% of any distribution to a non-U.S. holder in excess of our current and accumulated earnings and profits if our common stock constitutes a U.S. real property interest with respect to such non-U.S. holder, as described below under “—Sales of Our Common Stock.” This withholding would apply even if a lower treaty rate otherwise applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•

The investment in the common stock is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will generally be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•

The non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the distribution and has a “tax home” in the United States, in which case the individual will be subject to a 30% tax on the individual’s capital gains.

Under FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with the conduct of a trade or business in the United States. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not attributable to a U.S. real property interest if we held an interest in the underlying asset solely as a creditor.

We will be required to withhold and remit to the IRS the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder’s U.S. federal income tax liability.

However, the above withholding tax will not apply to any capital gain dividend with respect to (i) any class of our stock which is “regularly traded” on an established securities market located in the United States if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such dividend or (ii) a “qualified shareholder,” a “qualified foreign pension fund” or an entity all the interests of which are owned by “qualified foreign pension funds.” Instead, any capital gain dividend will be treated as a distribution subject to the rules discussed above under “—Distributions.” Also, the branch profits tax would not apply to such a distribution. However, it is not anticipated that our common stock will be “regularly traded” on an established securities market.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual U.S. federal income tax liability. If we were to designate a portion of our net capital gain as undistributed capital gain, a non-U.S. holder is urged to consult its tax advisor regarding the taxation of such undistributed capital gain.

Sales of Our Common Stock. Subject to the discussion below under “—Repurchases of Our Common Stock,” gain recognized by a non-U.S. holder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:

•

the investment in our common stock is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to the same treatment as domestic holders with respect to any gain;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•

the non-U.S. holder is not a qualified shareholder or a qualified foreign pension fund (each as defined below) or an entity all the interests of which are owned by “qualified foreign pension funds” and our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

We anticipate that our common stock will constitute a U.S. real property interest within the meaning of FIRPTA unless we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. holders. No assurance can be given, however, that we are or will be a domestically-controlled REIT.

Even if we were not a domestically-controlled REIT, a sale of common stock by a non-U.S. holder would nevertheless not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if:

•	our common stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•

the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

However, it is not anticipated that our common stock will be “regularly traded” on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such a case, under FIRPTA the purchaser of common stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.

Qualified Shareholders. Subject to the exception discussed below, a qualified shareholder who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our common stock. While a qualified shareholder will not be subject to FIRPTA withholding on distributions by us or dispositions of our common stock, certain investors of a qualified shareholder (i.e., non-U.S. persons who hold interests in the qualified shareholder (other than interests solely as a creditor), and hold more than 10% of our common stock (whether or not by reason of the investor’s ownership in the qualified shareholder)) may be subject to FIRPTA withholding.

A qualified shareholder is a non-U.S. person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

Qualified Foreign Pension Funds. Any distribution to a qualified foreign pension fund (or an entity all of the interests of which are held by a qualified foreign pension fund) who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA withholding on distributions by us or dispositions of our common stock.

A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established (a) by such country (or one or more political subdivisions thereof) to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees, as a result of services rendered by such employees to their employers or (b) by one or more employers to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information reporting about its beneficiaries is provided, or is otherwise available, to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or arrangement or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is excluded from the gross income of such entity or arrangement or is taxed at a reduced rate.

We urge non-U.S. holders to consult their own tax advisors to determine their eligibility for exemption from FIRPTA withholding and their qualification as a qualified shareholder or a qualified foreign pension fund.

Repurchases of Our Common Stock. A repurchase of our common stock that is not treated as a sale or exchange will be taxed in the same manner as regular distributions under the rules described above. See “—Taxation of U.S. Holders of Our Common Stock—Repurchases of Our Common Stock” for a discussion of when a redemption will be treated as a sale or exchange and related matters.

A repurchase of our common stock generally will be subject to tax under FIRPTA to the extent the distribution in the repurchase is attributable to gains from our dispositions of U.S. real property interests. To the extent the distribution is not attributable to gains from our dispositions of U.S. real property interests, the excess of the amount of money received in the repurchase over the non-U.S. holder’s basis in the repurchased shares will be treated in the manner described above under “—Sales of Our Common Stock.” The IRS has released an official notice stating that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% publicly traded exception would apply), but has not provided any guidance to determine when and what portion of a repurchase payment is a distribution that is attributable to gains from our dispositions of U.S. real property interests. Due to the uncertainty, we may withhold at the highest rate of U.S. federal income tax applicable to each non-U.S. holder, based on the status of such holder, from all or a portion of repurchase payments to non-U.S. holders other than qualified shareholders or qualified foreign pension funds. To the extent the amount of tax we withhold exceeds the amount of a non-U.S. holder’s U.S. federal income tax liability, the non-U.S. holder may file a U.S. federal income tax return and claim a refund.

U.S. Federal Income Tax Returns. If a non-U.S. holder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on distributions we make, the non-U.S. holder will be required to file a U.S. federal income tax return. Prospective non-U.S. holders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our common stock, including any reporting requirements.

Taxation of Tax-Exempt Holders of Our Common Stock

Provided that a tax-exempt holder has not held its common stock as “debt-financed property” within the meaning of the Code and our shares of stock are not being used in an unrelated trade or business, dividend income from us generally will not be unrelated business taxable income (“UBTI”) to a tax-exempt holder. Similarly, income from the sale of our common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt-financed property within the meaning of the Code or has used the common stock in a trade or business.

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension-held REIT” if it meets the following two tests:

•

it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•

either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s stock, collectively owns more than 50% of the value of the REIT’s stock.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts). No assurance can be given that we will not be a “pension-held REIT.” Prospective tax-exempt holders should consult with their tax advisors regarding the tax consequences of investing in our common stock and any potential UBTI.

Distribution Reinvestment Plan

Holders who participate in the distribution reinvestment plan will recognize taxable income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed distributions will be treated as actual distributions from us to the participating holders and will retain the character and U.S. federal income tax effects applicable to all distributions. Stock received under the plan will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution.

Backup Withholding Tax and Information Reporting

U.S. Holders of Common Stock. In general, information-reporting requirements will apply to payments of dividends and proceeds of the sale of our common stock held by U.S. holders, unless such U.S. holder is an exempt recipient. A backup withholding tax at a rate of 24% may apply to such payments if such U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend or interest income. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their U.S. status to us. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Brokers that are required to report the gross proceeds from a sale of our common stock on IRS Form 1099-B will also be required to report the customer’s adjusted basis in the common stock sold and whether any gain or loss with respect to such stock is long-term or short-term. In some cases, there may be alternative methods of determining the basis in the common stock sold, in which case your broker will apply a default method of its choosing if you do not indicate which method you choose to have applied. U.S. holders should consult their own tax advisors regarding these reporting requirements and their election options.

Non-U.S. Holders of Our Common Stock. We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a “United States person” as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a “United States person” as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock. On August 16, 2022, the President signed into law the Inflation Reduction Act of 2022, H.R. 5376 (the “IRA”). The IRA includes provisions that would, beginning in 2023, impact the U.S. federal income taxation of corporations. Among other items, the IRA includes provisions that would impose a minimum tax on the book income of certain corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. Although REITs are generally exempted from such minimum tax on book income and excise tax on corporate stock repurchases, it is unclear how these provisions might be implemented by the U.S. Department of the Treasury, and we cannot predict how this legislation or any future changes in tax laws might affect the tax treatment of REITs and taxable REIT subsidiaries.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

Tax Shelter Reporting

If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that we pay to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. The REIT will not pay additional amounts in respect of any amounts withheld (under FATCA or otherwise). Non-U.S. holders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

CERTAIN ERISA AND RELATED CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of any class of our shares of common stock by (i) (A) “employee benefit plans” (within the meaning of Section 3(3) of ERISA), which are subject to Title I of ERISA, (B) “plans” defined in Section 4975 of the Code, which are subject to Section 4975 of the Code (including “Keogh” plans and “individual retirement accounts”) or (C) entities whose underlying assets are deemed to include plan assets within the meaning of Section 3(42) of ERISA and the regulations thereunder (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by “benefit plan investors”) (each such plan, account and entity described in clauses (A), (B) and (C), a “Covered Plan”), (ii) plans and other arrangements that are subject to provisions under any U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to the fiduciary and prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan or arrangement described in clause (ii) (each of the foregoing described in clauses (i), (ii) and (iii) being referred to as a “Plan”).

General Fiduciary Matters

Title I of ERISA and Section 4975 the Code impose certain duties on persons who are fiduciaries of a Covered Plan and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation to such a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.

In considering an investment in any class of our shares of common stock of a portion of the assets of any Plan, a fiduciary should consider, to the extent applicable: whether an investment in the shares is appropriate for the Plan, taking into account the requirements of ERISA, the Code and Similar Laws, the provisions of the Plan documents, the overall investment policy of the Plan, the composition of the Plan’s investment portfolio, and the prudence and diversification requirements. Further, a fiduciary should consider that in the future there may be no market in which the Plan would be able to sell or otherwise dispose of the shares.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The fiduciary of a Covered Plan that proposes to purchase or hold any shares should consider, among other things, whether such purchase and holding may involve the sale or exchange of any property between a Covered Plan and a party in interest or disqualified person, or the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets. Depending on the satisfaction of certain conditions which may include the identity of the Covered Plan fiduciary making the decision to acquire or hold the shares on behalf of a Covered Plan, Prohibited Transaction Class Exemption (“PTCE”) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 95-60 (relating to investments by an insurance company general account), PTCE 96-23 (relating to transactions directed by an in-house asset manager) or PTCE 90-1 (relating to investments by insurance company pooled separate accounts) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of the foregoing exemptions or any other class, administrative or statutory exemption will be available with respect to any particular transaction involving the shares. It is also possible that one of these exemptions could apply to some aspect of the acquisition or holding of such shares, but not apply to some other aspect of such acquisition or holding. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering acquiring and/or holding our shares in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Assets Issues

An additional issue concerns the extent to which we or all or a portion of our assets could themselves be treated as subject to ERISA. ERISA and the United States Department of Labor regulations, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”) concerns the definition of what constitutes the assets of a Covered Plan for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and the prohibited transaction provisions of Section 4975 of the Code.

Under ERISA and the Plan Assets Regulation, generally when a Covered Plan acquires an “equity interest” in an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the Covered Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA (the “25% Test”) or that the entity is an “operating company” as defined in the Plan Assets Regulation. For purposes of the 25% Test, the assets of an entity will not be treated as “plan assets” if, immediately after the most recent acquisition or disposition of any equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors,” excluding equity interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. The term “benefit plan investors” is generally defined to include employee benefit plans subject to Title I of ERISA or Section 4975 of the Code (including “Keogh” plans and IRAs), as well as any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity (e.g., an entity of which 25% or more of the value of any class of equity interests is held by benefit plan investors and which does not satisfy another exception under ERISA).

We will not be an investment company under the Investment Company Act. However, we intend to limit benefit plan investors such that they will hold less than 25% of the total value of each class of our common stock until we meet the publicly offered securities exception, described below.

Publicly Offered Securities

For purposes of the Plan Assets Regulation, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and is part of a class of securities that is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.

We intend to limit benefit plan investors such that they will hold less than 25% of the total value of each class of our common stock (as calculated under the Plan Assets Regulation) until we meet the publicly offered securities exemption.

If our assets are deemed to constitute ERISA “plan assets” (because “benefit plan investors” hold 25% or more of the interests in one or more of our classes of common stock that fail to qualify as a “publicly offered security”), certain transactions that we might enter into, or may have entered into, in the ordinary course of our business may constitute non-exempt “prohibited transactions” under Section 406 of ERISA or Section 4975 of the Code, may have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability, as described above. In addition, if our assets are deemed to be “plan assets” of a Covered Plan, our management, as well as various providers of fiduciary or other services to us, and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries under ERISA and Section 4975 of the Code, or otherwise parties in interest or disqualified persons by virtue of their provision of such services (and there could be an improper delegation of authority to such providers).

In addition, ERISA generally provides that discretionary authority with respect to the management and disposition of the assets of a Covered Plan may be delegated to certain “investment managers” who acknowledge that they are fiduciaries of the Covered Plan. In such case, a Covered Plan fiduciary who has appointed an investment manager will generally not be liable for the acts of such investment manager. We do not expect to be an “investment manager” within the meaning of ERISA. Consequently, if our assets are deemed to constitute “plan assets” of any stockholder which is a Covered Plan, the fiduciary of any such Covered Plan would not be protected from liability resulting from our decisions. Moreover, if our underlying assets were deemed to be assets constituting “plan assets,” there are several other provisions of ERISA that could be implicated for a Covered Plan if it were to acquire or hold shares either directly or by investing in an entity whose underlying assets are deemed to be assets of the Covered Plan.

Representation

By acceptance of any class of shares of our common stock, each purchaser and subsequent transferee of a share will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares constitutes assets of any Plan or (ii) the purchase and holding of the shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The sale of shares of our common stock to a Covered Plan is in no respect a representation by us or any other person associated with the offering of our common stock that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Each Plan investor is advised to contact its own financial advisor or other fiduciary unrelated to our Advisor, the Special Limited Partner, the Dealer Manager, Inland or any of our or their respective affiliates about whether an investment in our shares of common stock, or any decision to continue to hold, transfer, vote or provide any consent with respect to any such shares, may be appropriate for the Plan’s circumstances.

The preceding discussion is only a summary of certain ERISA implications of an investment in the securities and does not purport to be complete. Prospective investors should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor’s particular circumstances.

Each purchaser or transferee that is or is acting on behalf of a Plan should consult with its legal advisor concerning the potential consequences to the Plan under ERISA, Section 4975 of the Code or applicable Similar Law of an investment in any class of our shares.

PLAN OF DISTRIBUTION

We are offering up to $1,250,000,000 in shares of our common stock pursuant to this prospectus on a “best efforts” basis through Inland Securities Corporation, the Dealer Manager, a registered broker-dealer affiliated with our Advisor. Because this is a “best efforts” offering, the Dealer Manager must only use its best efforts to sell the shares, which means that no underwriter, broker-dealer or other person will be obligated to purchase any shares. Our offering consists of up to $1,000,000,000 in shares in our primary offering and up to $250,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares of common stock between our primary offering and our distribution reinvestment plan.

We are offering to the public four classes of shares of our common stock: Class T shares, Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different upfront selling commissions and different ongoing distribution fees.

Class T and Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (A) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (B) by endowments, foundations, pension funds and other institutional investors, (C) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (D) through certain registered investment advisers, (E) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity, (F) by our executive officers and directors and their immediate family members, as well as officers and employees of our Advisor, Inland or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (G) by other categories of investors that we name in an amendment or supplement to this prospectus. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Dealer Manager. If you are eligible to purchase all four classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares and the upfront selling commissions, dealer manager fees and distribution fees attributable to the Class T, Class S or Class D shares. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase. Neither the Dealer Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.

We are offering a minimum of $2,500,000 in any combination of purchases of Class T shares, Class S shares, Class D shares and Class I shares. Purchases by Inland, our directors, our executive officers and other affiliated persons or entities in this offering will be included in determining whether we have received the minimum offering amount in purchase orders for our common stock. See “—Escrow Arrangement” below. Also, see “—Special Notice to Pennsylvania Investors” for a discussion of the special escrow arrangement for Pennsylvania investors. The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state).

We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Purchase Price

Each class of shares will be sold at the then-current offering price for such class, which is equal to the sum of (a) the transaction price for such class plus (b) applicable upfront selling commissions and dealer manager fees, if any. Because the transaction price for shares of our common stock is generally the prior month’s NAV per share for the applicable share class, the NAV per share of such class as of the date on which your purchase is settled may be significantly different. In cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed offering price, or we may suspend our offering and/or our share repurchase plan. Each class of shares may have a different NAV per share because of distribution fees which are different for certain classes. See “Net Asset Value Calculation and Valuation Guidelines” for more information about the calculation of NAV per share.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the transaction price at the time the distribution is payable, which will generally be equal to our prior month’s NAV per share for that share class.

Escrow Arrangement

We will not sell any shares of our common stock in this offering unless (1) we receive purchase orders for at least $2,500,000 (including shares purchased by Inland, its affiliates and our directors and officers), in any combination of purchases of our share classes on or before [•], 2024 (one year following the first date in which our shares are offered for sale to the public) and (2) our board of directors has authorized the release to us of funds in the escrow account prior to such date. Once authorized for release, escrowed funds will be used to purchase shares at the then-current transaction price. Even if we receive purchase orders for $2,500,000, our board of directors may elect to wait a substantial amount of time before authorizing, or may elect not to authorize, the release of the escrowed proceeds. All funds provided with purchase orders during the escrow period will be placed in an interest-bearing account with [•], as escrow agent. If we do not raise the minimum amount or our board of directors does not determine that it is in our best interest to cause the proceeds raised in this offering to be released to us within such one-year period, this offering will be terminated and our escrow agent will promptly send you a full refund of your investment with interest and without deduction for escrow expenses. Notwithstanding the foregoing, you may elect to withdraw your purchase order and request a full refund of your investment with interest and without deduction for escrow expenses at any time before the escrowed purchase order proceeds are released to us. If we break escrow for this offering and commence operations, interest earned on funds in escrow will be released to our account and constitute part of our net assets.

Special Notice to Pennsylvania Investors

Because the minimum offering amount is less than $125,000,000, Pennsylvania investors are cautioned to carefully evaluate our ability to fully accomplish our stated objectives, and to inquire as to the current dollar value of our subscriptions.

Notwithstanding our $2,500,000 minimum offering amount for all other jurisdictions, we will not sell any shares in this offering to Pennsylvania investors until either (i) we have received, prior to the termination of our primary offering, purchase orders for at least $62,500,000 (including subscription orders by residents of other jurisdictions and by Inland, its affiliates and our directors and officers) of shares of our common stock in any combination of purchases of Class T shares, Class S shares, Class D shares and Class I shares and/or (ii) we obtain, prior to the termination of our primary offering, $62,500,000 in assets. Pending satisfaction of at least one of these conditions, all Pennsylvania subscription orders will be placed in an escrow account held by the escrow agent, [•], in trust for Pennsylvania subscribers’ benefit, pending release to us. Pennsylvania subscribers may elect to withdraw their purchase order and request a full refund of their investment with interest and without deduction for escrow expenses at any time before the escrowed funds are released to us. In the event we do not meet either of the conditions above before the termination of our primary offering, we will promptly return all funds held in escrow for the benefit of Pennsylvania subscribers (in which case, Pennsylvania subscribers will not be required to request a refund of their investment).

Until we have raised at least $62,500,000 or obtained $62,500,000 in assets, Pennsylvania investors should make their checks payable, or wire transfers should be directed, to “[•], as Escrow Agent for IPC Alternative Real Estate Income Trust, Inc.” Once we have reached the Pennsylvania minimum, Pennsylvania investors should make their checks payable, or wire transfers should be directed, to “IPC Alternative Real Estate Income Trust, Inc.”

Underwriting Compensation

We will enter into a Dealer Manager Agreement with the Dealer Manager, pursuant to which the Dealer Manager will agree to, among other things, manage our relationships with third-party broker-dealers engaged by the Dealer Manager to participate in the distribution of shares of our common stock, which we refer to as “participating broker-dealers,” and financial advisors. The Dealer Manager also coordinates our marketing and distribution efforts with participating broker-dealers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.

Summary

The following table shows the upfront selling commissions and dealer manager fees payable at the time you subscribe for shares for Class T, Class S, Class D or Class I shares.

	Maximum Upfront Selling Commissions as a % of Transaction Price	Maximum Upfront Dealer Manager Fees as a % of Transaction Price
Class T shares(1)	up to 3.0%	0.5%
Class S shares	up to 3.5%	None
Class D shares	up to 1.5%	None
Class I shares	None	None

(1)	Such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price

The following table shows the distribution fees we pay the Dealer Manager with respect to the Class T, Class S, Class D and Class I on an annualized basis as a percentage of our NAV for such class. The distribution fees will be paid monthly in arrears.

	Distribution Fee as a % of NAV
Class T shares	0.85	%(1)
Class S shares	0.85%
Class D shares	0.25%
Class I shares	None

(1)	Consists of a representative distribution fee and a dealer distribution fee.

Upfront Selling Commissions and Dealer Manager Fees

Class T, Class S and Class D Shares. Subject to any discounts described below, the Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. Subject to any discounts described below, the Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. Subject to any discounts described below, the Dealer Manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

Investors who purchase $150,000 or more in Class T or Class S shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases, may be eligible, depending on the policies of their participating broker-dealer, for volume discounts on the upfront selling commissions. The Dealer Manager and any participating broker-dealers that offer volume discounts to their clients and their registered representatives will be responsible for implementing the volume discounts. The net offering proceeds we receive will not be affected by any reduction of upfront selling commissions. Certain participating broker-dealers may elect not to offer volume discounts to their clients.

The following table illustrates the various discount levels that may be offered for Class T and Class S shares purchased in the primary offering:

Your Investment	Upfront Selling Commissions as a % of Transaction Price of Class S Share	Upfront Selling Commissions as a % of Transaction Price of Class T Share
Up to $149,999.99	3.50%	3.00%
$150,000 to $499,999.99	3.00%	2.50%
$500,000 to $999,999.99	2.50%	2.00%
$1,000,000 and up	2.00%	1.50%

If you qualify for a volume discount as the result of multiple purchases of our Class T or Class S shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases through the same participating broker-dealer. For this purpose, if you purchase Class T or Class S shares issued and sold in this offering you will receive the benefit of such Class T or Class S share purchases in connection with qualifying for volume discounts in our subsequent offerings through the same participating broker-dealer.

For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, certain participating broker-dealers may also combine purchases by an individual investor and his or her spouse living in the same household as a “single purchaser” for purposes of determining the applicable volume discount.

Requests to combine purchase orders of Class T or Class S shares as a part of a combined order for the purpose of qualifying for discounts or fee waivers must be made in writing by the broker-dealer, and any resulting reduction in upfront selling commissions will be prorated among the separate subscribers. As with discounts provided to other purchasers, the net proceeds we receive from the sale of shares will not be affected by discounts provided as a result of a combined order.

Your ability to receive a discount or fee waiver based on combining orders or otherwise may depend on the financial advisor or broker-dealer through which you purchase your Class T or Class S shares. Any discounts or fee waivers will reduce the purchase price per Class T or Class S share, as applicable, and thereby allow the purchase of additional shares for the same investment amount. However, discounts or fee waivers will not reduce the gross proceeds we are deemed to have received for purposes of calculating the Fee Limit described below under “—Distribution Fees—Class T, Class S and Class D Shares” and may have the effect of lengthening the period of time such shares are subject to distribution fees, as lower upfront selling commissions or dealer manager fees will lengthen the amount of time it takes to reach the conversion thresholds. Accordingly, you should consult with your financial advisor about the ability to receive such discounts or fee waivers before purchasing Class T or Class S shares.

Class I Shares. No upfront selling commissions will be paid with respect Class I shares sold in this offering.

Distribution Fees—Class T, Class S and Class D Shares

Subject to FINRA limitations on underwriting compensation and certain other limitations described below, we will pay the Dealer Manager selling commissions over time as distribution fees (i) with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of a representative distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of our outstanding Class T shares, however, with respect to

Class T shares sold through certain participating broker-dealers, the representative distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares; (ii) with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and (iii) with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares. We will not pay a distribution fee with respect to our outstanding Class I shares.

The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers, and will waive distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The ongoing distribution fees listed above are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV per share of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. In other words, the per share amount of distributions on Class T, Class S, Class D and Class I shares generally differs because of different class-specific distribution fees that are deducted from the gross distributions for each share class. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to our valuation procedures, the class-specific fee allocations may lower the NAV per share of a share class. Therefore, as a result of the different ongoing distribution fees allocable to each share class, each share class could have a different NAV per share. If the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. See “Net Asset Value Calculation and Valuation Guidelines” and “Description of Capital Stock—Distribution Policy” for more information.

We will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to the shares held by such stockholder within such account would equal or exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between the Dealer Manager and a participating broker-dealer at the time such shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class T share, Class S share or Class D share in such account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, in the case of a limit of 8.75% of gross proceeds, this fee would be paid with respect to a Class T share or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV per share. Under these assumptions and assuming a constant NAV per share of $25.00, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $1.34 and with respect to a Class D share would total approximately $1.82.

In addition, after termination of a primary offering registered under the Securities Act, we will cease paying the distribution fees with respect to each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, on the date when, we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registration statement from all sources, determined pursuant to the rules and guidance of FINRA, would equal or exceed 10% of the aggregate purchase price of all shares sold for our account through that primary offering.

Other Compensation

We or our Advisor may also pay directly, or reimburse the Dealer Manager if the Dealer Manager pays on our behalf, any organization and offering expenses (other than upfront selling commissions and distribution fees).

Limitations on Underwriting Compensation

If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to such shares would exceed the applicable Fee Limit described above in “—Distribution Fees—Class T, Class S and Class D Shares,” each Class T share, Class S share and Class D share held in a stockholder’s account (including shares in such account purchased through the distribution reinvestment plan or received as stock dividend) will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares or (ii) our merger or consolidation with or into another entity in which we are not the surviving entity or the sale or other disposition of all or substantially all of our assets. In addition, after termination of a primary offering registered under the Securities Act, each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share, on the date on which we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registration statement from all sources, determined pursuant to the rules and guidance of FINRA, would equal or be in excess of 10% of the aggregate purchase price of all shares sold for our account through that primary offering.

The Dealer Manager will monitor the aggregate amount of underwriting compensation that we and our Advisor pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules. FINRA rules and the NASAA REIT Guidelines also limit our total organization and offering expenses (including upfront selling commissions, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices and other underwriting compensation) to 15% of our gross offering proceeds from this offering. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our Advisor has agreed to reimburse us to the extent that organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.

In order to show the maximum amount of compensation that may be paid in connection with this offering, the following table assumes that (1) we sell all of the shares offered by this prospectus, (2) 25% of all shares sold in the offering are from each of our Class T shares, Class S shares, Class D shares and Class I shares, (3) no shares are reallocated between the primary offering and the distribution reinvestment plan, (4) all Class T and Class S shares are sold with the highest possible upfront selling commissions and (5) NAV per share remains $25.00. The table does not give effect to any shares issued pursuant to our distribution reinvestment plan. The following table also assumes that we will cease paying distribution fees with respect to any Class T, Class S and Class D stockholder after the time the total upfront selling commissions and distribution fees paid with respect to such Class T, Class S and Class D shares in such stockholder’s account reach 8.75% of the gross proceeds from the offering of such Class T, Class S and Class D shares in the aggregate (assuming such stockholder purchased all of his/her Class T, Class S or Class D shares at the same time).

Maximum Estimated Underwriting Fees and Expenses

At Maximum Primary Offering of $1,000,000,000

Upfront selling commissions and dealer manager fees	$20,602,794	2.06%
Distribution fees(1)	45,022,206	4.50%
Other Dealer Manager expenses(2)	28,399,500	2.84%

Total	$94,024,500	9.40%

(1)

We will pay the Dealer Manager a distribution fee with respect to our outstanding Class T, Class S and Class D shares as described above under “—Distribution Fees—Class T, Class S and Class D Shares.” The numbers presented reflect that distribution fees are paid over a number of years, and as a result, will cumulatively increase above the per annum percentage over time. The Dealer Manager reallows (pays) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers, and will waive distribution fees to us to the extent a broker-dealer is not eligible to receive them.

(2)

Other Dealer Manager expenses consist primarily of (a) actual costs incurred for fees to attend retail seminars sponsored by participating broker-dealers, (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings, (c) transaction-based and non-transaction based compensation, including bonuses, paid to registered persons associated with the Dealer Manager in connection with the wholesaling of our offering, (d) expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, (e) promotional items and (f) Dealer Manager legal expenses.

Term of the Dealer Manager Agreement

Either party may terminate the Dealer Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Dealer Manager Agreement. Our obligations under the Dealer Manager Agreement to pay the distribution fees with respect to the Class T, Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above in “—Distribution Fees—Class T, Class S and Class D Shares”).

Indemnification

To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the Dealer Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Role of the Dealer Manager

The Dealer Manager is a broker-dealer whose purpose is to distribute investment products sponsored by IREIC. The Dealer Manager provides services to its Inland affiliates, not to investors in its funds, strategies or other products. The Dealer Manager has not and will not make any recommendation regarding, and will not monitor, any investment. As such, when the Dealer Manager presents an investment strategy or product to an investor or a prospective investor, the Dealer Manager does not collect the information necessary to determine—and the Dealer Manager does not engage in a determination regarding—whether an investment in the strategy or product is in the best interests of, or is suitable for, the investor. You should exercise your own judgment and/or consult with your own financial professional to determine whether it is advisable for you to invest in any investment products sponsored by IREIC. Please note that the Dealer Manager will not provide the kinds of financial services that you might expect from another financial intermediary, such as overseeing any brokerage or similar account. For financial advice relating to an investment in any IREIC strategy or product, contact your own financial professional.

HOW TO SUBSCRIBE

You may buy or request that we repurchase shares of our common stock through your financial advisor, a participating broker-dealer or other financial intermediary that has a selling agreement with the Dealer Manager. Because an investment in our common stock involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in real estate, our shares of common stock are only suitable as a long-term investment. Because there is no public market for our shares, stockholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month, in our discretion, or if our board of directors modifies or suspends the share repurchase plan.

Investors who meet the suitability standards described herein may purchase shares of our common stock. See “Suitability Standards” in this prospectus. Before investing, investors should carefully read this entire prospectus and any appendices and supplements accompanying this prospectus. Investors seeking to purchase shares of our common stock must proceed as follows:

•

Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix B. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Dealer Manager. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•

Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the participating broker-dealer. During the escrow period, checks should be made payable, or wire transfers directed, to “[•], as Escrow Agent for IPC Alternative Real Estate Income Trust, Inc.” After the escrow period, checks should be made payable, or wire transfers directed, to “IPC Alternative Real Estate Income Trust, Inc.” However, Pennsylvania investors should follow the instructions set forth in “Plan of Distribution—Special Notice to Pennsylvania Investors.” For Class T, Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Dealer Manager. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•

By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating broker-dealers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our common stock may be made on an ongoing basis, but investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker-dealer, and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the month (unless waived by the Dealer Manager).

For example, if you wish to subscribe for shares of our common stock in October, your subscription request must be received in good order at least five business days before November 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of November.

Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available by posting it on our website at [•] and filing a prospectus supplement with the SEC (or in certain cases after we have delivered notice of such price directly to subscribers as discussed below). Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. As a result, you will have a minimum of three business days after the transaction price for that month has been disclosed to withdraw your request before you are committed to purchase the shares. Generally, you will not be provided with direct notice of the transaction price when it becomes available. Therefore, if you wish to know the transaction price prior to your subscription being accepted you must check our website or our filings with the SEC prior to the time your subscription is accepted.

However, if the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available. In such cases, you will have at least three business days from delivery of such notice before your subscription is accepted.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.

Shares of our common stock purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.

You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Purchase Price

Each class of shares will be sold at the then-current offering price for such class, which is equal to the sum of (a) the transaction price for such class plus (b) applicable upfront selling commissions and dealer manager fees, if any. Because the transaction price for shares of our common stock is generally the prior month’s NAV per share for the applicable share class, the NAV per share of such class as of the date on which your purchase is settled may be significantly different. In cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed offering price, or we may suspend our offering and/or our share repurchase plan. Each class of shares may have a different NAV per share because of distribution fees which are different for certain classes.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. Shares are offered pursuant to our distribution reinvestment plan at the transaction price at the time the distribution is payable, which will generally be equal to our prior month’s NAV per share for that share class.

We will generally adhere to the following procedures relating to purchases of shares of our common stock in this continuous offering:

•

On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the month. If a purchase order is received less than five business days prior to the first calendar day of the month, unless waived by the Dealer Manager, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month, plus applicable upfront selling commissions and dealer manager fees. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•

Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class.

•

Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available by posting it on our website and filing a prospectus supplement with the SEC.

•

Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 800-826-8228.

•

You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the stockholder transactions are settled.

Our transaction price will generally be based on our prior month’s NAV. Our NAV may vary significantly from one month to the next. Through our website at [•] and prospectus supplement filings, you will have information about the transaction price and NAV per share. We may set a transaction price that we believe reflects the NAV per share of our stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. If the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available.

In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASES

General

While you should view your investment as long term with limited liquidity, we have adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests. In addition, we have established limitations on the amount of funds we may use for repurchases during any calendar month and quarter. See “—Repurchase Limitations” below.

You may request that we repurchase shares of our common stock through your financial advisor or directly with our transfer agent. The procedures relating to the repurchase of shares of our common stock are as follows:

•

Certain broker-dealers require that their clients process repurchases through their broker-dealer, which may impact the time necessary to process such repurchase request, impose more restrictive deadlines than described under our share repurchase plan, impact the timing of a stockholder receiving repurchase proceeds and require different paperwork or process than described in our share repurchase plan. Please contact your broker-dealer first if you want to request the repurchase of your shares.

•

Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month we will only repurchase shares as of the opening of the last calendar day of that month (a “Repurchase Date”). To have your shares repurchased, your repurchase request and required documentation must be received in good order by 3:00 p.m. (Central time) on the fourth to last business day of the applicable month. Settlements of share repurchases will generally be made within three business days of the Repurchase Date. We will begin the share repurchase plan in the first quarter following the conclusion of our escrow period. Repurchase requests received and processed by our transfer agent will be effected at a repurchase price equal to the transaction price on the applicable Repurchase Date (which will generally be equal to our prior month’s NAV per share), subject to any Early Repurchase Deduction.

•

A stockholder may withdraw his or her repurchase request by notifying Inland Investor Services, directly or through the stockholder’s financial intermediary, on our toll-free, automated telephone line, 800-826-8228. The line is open on each business day between the hours of 8:00 a.m. and 5:00 p.m. (Central time). Repurchase requests must be cancelled before 12:00 p.m. (Central time) on the last business day of the applicable month.

•

If a repurchase request is received after 3:00 p.m. (Central time) on the fourth to last business day of the applicable month, the repurchase request will be executed, if at all, on the next month’s Repurchase Date at the transaction price applicable to that month (subject to any Early Repurchase Deduction), unless such request is withdrawn prior to the repurchase. Repurchase requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day. All questions as to the form and validity (including time of receipt) of repurchase requests and notices of withdrawal will be determined by us, in our sole discretion, and such determination shall be final and binding.

•

Repurchase requests may be made by mail or by contacting your financial intermediary, both subject to certain conditions described in this prospectus. If making a repurchase request by contacting your financial intermediary, your financial intermediary may require you to provide certain documentation or information. If making a repurchase request by mail to the transfer agent, you must complete and sign a repurchase authorization form, which can be found in our share repurchase plan filed as an exhibit to this registration of which this prospectus forms a part and which is available on our website, [•], or available by telephone request from Inland Investor Services at 800-826-8228. Written requests should be sent to the transfer agent at the following address:

[•]

Corporate investors and other non-individual entities must have an appropriate certification on file authorizing repurchases. A signature guarantee may be required.

•

For processed repurchases, stockholders may request that repurchase proceeds are to be paid by mailed check provided that the check is mailed to an address on file with the transfer agent for at least 30 days. Please check with your broker-dealer that such payment may be made via check or Automated Clearing House (“ACH”) transfer, as further described below.

•

Stockholders may also receive repurchase proceeds via ACH transfer, provided that ACH instructions for their brokerage account or designated U.S. bank account are provided. For all repurchases paid via ACH transfer, the funds will be deposited to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the stockholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating a bank or brokerage account on file. Funds will be sent via ACH only to U.S. financial institutions (ACH network members).

•

A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects stockholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions that are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any repurchase or transaction request. We may require a medallion signature guarantee if, among other reasons: (1) the amount of the repurchase request is over $500,000; (2) you wish to have repurchase proceeds transferred by ACH to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than your address of record for the past 30 days; or (3) our transfer agent cannot confirm your identity or suspects fraudulent activity.

•	If a stockholder has made multiple purchases of shares of our common stock, any repurchase request will be processed on a first in/first out basis unless otherwise requested in the repurchase request.

Minimum Account Repurchases

In the event that any stockholder fails to maintain the minimum balance of $500 of shares of our common stock, we may repurchase all of the shares held by that stockholder at the repurchase price in effect on the date we determine that the stockholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.

Sources of Funds for Repurchases

We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

In an effort to have adequate cash available to support our share repurchase plan, we may reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to repurchase shares presented for repurchase during periods when we do not have sufficient proceeds from operating cash flows or the sale of shares in this continuous offering to fund all repurchase requests. If we determine to obtain a line of credit, we would expect that it would afford us borrowing availability to fund repurchases.

Repurchase Limitations

We may repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. In addition, the aggregate NAV of total repurchases of Class T, Class S, Class D and Class I shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders as of the end of the immediately preceding three months).

In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis after we have repurchased all shares for which repurchase has been requested due to death or disability. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.

If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. The transaction price for each month will be available on our website at [•] and in prospectus supplements filed with the SEC.

Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing our shares is in the best interests of the Company as a whole, we may choose to repurchase fewer shares in any particular month than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan if in its reasonable judgment it deems such action to be in our best interest and the best interest of our stockholders. Although our share repurchase plan may be suspended for an indefinite amount of time, our board of directors will not terminate our share repurchase plan absent a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on repurchases, to and suspensions of the share repurchase plan will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend the share repurchase plan due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are repurchased. Once the share repurchase plan is suspended, our board of directors will consider at least quarterly whether the continued suspension of our share repurchase plan is in our best interests and the best interests of our stockholders. Our board of directors must affirmatively authorize the recommencement of the plan if it is suspended before stockholder requests will be considered again.

Shares held by our Advisor acquired as payment of our Advisor’s management fee will not be subject to our share repurchase plan, including with respect to any repurchase limits or the Early Repurchase Deduction, and will not be included in the calculation of our aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases.

Early Repurchase Deduction

There is no minimum holding period for shares of our common stock, and stockholders can request that we repurchase their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. The one-year holding period is measured as of the first calendar day immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. This Early Repurchase Deduction will also generally apply to minimum account repurchases. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.

The Early Repurchase Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):

•	repurchases resulting from death or qualifying disability;

•	in the event that a stockholder’s shares are repurchased because the stockholder has failed to maintain the $500 minimum account balance; or

•	due to trade or operational error.

As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares resulting from the death or qualifying disability (as such term is defined in Section 72(m)(7) of the Code) of a stockholder who is a natural person, including shares held by such stockholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust or (ii) in the case of qualified disability, receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written repurchase request within 12 months after the death of the stockholder or the initial determination of the stockholder’s disability in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death or disability of a stockholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death or disability does not apply.

Items of Note

When you make a request to have shares repurchased, you should note the following:

•	if you are requesting that some but not all of your shares be repurchased, keep your balance above $500 to avoid minimum account repurchase, if applicable;

•	you will not receive interest on amounts represented by uncashed repurchase checks;

•	under applicable anti-money laundering regulations and other federal regulations, repurchase requests may be suspended, restricted or canceled and the proceeds may be withheld; and

•

all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to repurchase any shares subject to the lien.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or repurchased. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise, which you may do by checking the appropriate box on the repurchase authorization form or calling our customer service number at 800-826-8228, we will utilize the first-in-first-out method.

Frequent Trading and Other Policies

We may reject for any reason, or cancel as permitted or required by law, any purchase orders for shares of our common stock. For example, we may reject any purchase orders from market timers or investors that, in our opinion, may be disruptive to our operations. Frequent purchases and sales of our shares can harm stockholders in various ways, including reducing the returns to long-term stockholders by increasing our costs, disrupting portfolio management strategies and diluting the value of the shares of long-term stockholders.

In general, stockholders may request that we repurchase their shares of our common stock once every 30 days. However, we prohibit frequent trading. We define frequent trading as follows:

•	any stockholder who requests that we repurchase its shares of our common stock within 30 calendar days of the purchase of such shares;

•	transactions deemed harmful or excessive by us (including, but not limited to, patterns of purchases and repurchases), in our sole discretion; and

•	transactions initiated by financial advisors, among multiple stockholder accounts, that in the aggregate are deemed harmful or excessive.

The following are excluded when determining whether transactions are excessive:

•	purchases and requests for repurchase of our shares in the amount of $2,500 or less;

•	purchases or repurchases initiated by us; and

•	transactions subject to the trading policy of an intermediary that we deem materially similar to our policy.

At our discretion, upon the first violation of the policy in a calendar year, purchase and repurchase privileges may be suspended for 90 days. Upon a second violation in a calendar year, purchase and repurchase privileges may be suspended for 180 days. On the next business day following the end of the 90 or 180 day suspension, any transaction restrictions placed on a stockholder may be removed.

Mail and Telephone Instructions

We and our transfer agent will not be responsible for the authenticity of mail or phone instructions or losses, if any, resulting from unauthorized stockholder transactions if they reasonably believe that such instructions were genuine. Our transfer agent has established reasonable procedures to confirm that instructions are genuine including requiring the stockholder to provide certain specific identifying information on file and sending written confirmation to stockholders of record. Stockholders, or their designated custodian or fiduciary, should carefully review such correspondence to ensure that the instructions were properly acted upon. If any discrepancies are noted, the stockholder, or its agent, should contact his, her or its financial advisor as well as our transfer agent in a timely manner, but in no event more than 60 days from receipt of such correspondence. Failure to notify such entities in a timely manner will relieve us, our transfer agent and the financial advisor of any liability with respect to the discrepancy.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of our Advisor and its affiliates, property brochures and articles and publications concerning real estate. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the shares of our common stock.

REPORTS TO STOCKHOLDERS

We will cause to be prepared and mailed or delivered to each stockholder, as of a record date after the end of the fiscal year, and to each holder of our other publicly held securities, within 120 days after the end of the fiscal year to which it relates, an annual report for each fiscal year. The annual reports will contain the following:

•	financial statements that are prepared in accordance with GAAP and are audited by our independent registered public accounting firm;

•	the ratio of the costs of raising capital during the year to the capital raised;

•

the aggregate amount of the management fee and the aggregate amount of any other fees paid to our Advisor and any affiliate of our Advisor by us or third parties doing business with us during the year;

•	our Total Operating Expenses for the year, stated as a percentage of our Average Invested Assets and as a percentage of our Net Income;

•	a report from the independent directors that our policies are in the best interest of our stockholders and the basis for such determination; and

•

a separate report containing full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our Advisor, a director or any affiliate thereof during the year, which report the independent directors are specifically charged with a duty to examine and to comment on regarding the fairness of the transactions.

Alternatively, such information may be provided in a proxy statement delivered with the annual report. We will make available to you on our website, [•], or, at our discretion, via email, our quarterly and annual reports, proxy statements and other reports and documents concerning your investment. To the extent required by law or regulation, or, in our discretion, we may also make certain of this information available to you via U.S. mail or other courier. You may always receive a paper copy upon request.

Our tax accountants will prepare our federal tax return (and any applicable state income tax returns). Generally we will provide appropriate tax information to our stockholders within 31 days following the end of each fiscal year. Our fiscal year is the calendar year.

LEGAL MATTERS

The validity of the shares of our common stock being offered hereby will be passed upon for us by DLA Piper LLP (US), Raleigh, North Carolina. DLA Piper LLP (US) will also review the statements relating to certain U.S. federal income tax matters that are likely to be material to U.S. holders and non-U.S. holders of our common stock under the caption “Material U.S. Federal Income Tax Considerations” and will pass upon the accuracy of those statements as well as our qualification as a REIT for U.S. federal income tax purposes.

EXPERTS

The financial statements of IPC Alternative Assets Operating Partnership, LP as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period September 2, 2021 to December 31, 2021 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Texas Healthcare Portfolio DST, Healthcare Portfolio II DST, Healthcare Portfolio III DST, Healthcare Portfolio IV DST, Indianapolis Medical Office DST, Arizona Healthcare DST, Arizona Healthcare II DST and Healthcare Portfolio VII DST, the predecessor of IPC Alternative Assets Operating Partnership, LP, for the period January 1, 2021 to September 1, 2021 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statements included in our prospectus under the captions “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments,” relating to the role of our independent valuation advisor, have been reviewed by [•], an independent valuation firm, and are included in our prospectus given the authority of such firm as experts in property valuations and appraisals.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

Website Disclosure

Our website at [•] will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information. Financial and other important information regarding us will be routinely accessible thorough and posted on our website at [•].

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s audited financial statements will be added by amendment. As of the date of this filing, the Company has not commenced operations and has nominal assets and liabilities.

On the following pages we have included audited financial statements for the Operating Partnership as the interests in the Operating Partnership are a probable significant business acquisition of the Company.

INDEX TO FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firm	F-3

Financial Statements:

Consolidated Balance Sheets as of December 31, 2022 (Successor) and 2021 (Successor)	F-5

Consolidated and Combined Statements of Operations and Comprehensive Income for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor)	F-6

Consolidated Statements of Partners’ Capital for the year ended December 31, 2022 (Successor) and for the period from September 2, 2021 to December 31, 2021 (Successor) and Combined Statement of Equity for the period from January 1, 2021 to September 1, 2021 (Predecessor)	F-7

Consolidated and Combined Statements of Cash Flows for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor)	F-8

Notes to Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the General Partner and unitholders of IPC Alternative Assets Operating Partnership, LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IPC Alternative Assets Operating Partnership, LP and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, of partners’ capital and of cash flows for the year ended December 31, 2022 and for the period from September 2, 2021 to December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from September 2, 2021 to December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

May 2, 2023

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the General Partner and unitholders of IPC Alternative Assets Operating Partnership, LP

Opinion on the Financial Statements

We have audited the combined statements of operations and comprehensive income, of equity and of cash flows for the period from January 1, 2021 to September 1, 2021 of Texas Healthcare Portfolio DST, Healthcare Portfolio II DST, Healthcare Portfolio III DST, Healthcare Portfolio IV DST, Indianapolis Medical Office DST, Arizona Healthcare DST, Arizona Healthcare II DST and Healthcare Portfolio VII DST, the predecessor of IPC Alternative Assets Operating Partnership, LP, (the “Predecessor”) including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the Predecessor’s results of operations and its cash flows for the period from January 1, 2021 to September 1, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on the Predecessor’s combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Predecessor in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 1, 2023

We have served as the Predecessor’s auditor since 2022.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands)

	December 31, 2022 (Successor)	December 31, 2021 (Successor)
ASSETS
Assets:
Investment properties held and used:
Land	$47,068	$42,154
Building and other improvements	348,658	315,948

Total	395,726	358,102
Less: accumulated depreciation	(15,094)	(3,740)

Net investment properties held and used	380,632	354,362
Cash and cash equivalents	10,454	8,745
Restricted cash	204	1,214
Related party loan receivable (Note 10)	—	20,000
Accounts and rent receivable	2,909	1,104
Acquired lease intangible assets, net	39,395	42,595
Finance lease right-of-use asset, net	2,156	2,214
Operating lease right-of-use assets, net	3,448	3,487
Due from related parties (Note 10)	—	1,110
Other assets	16,641	2,148

Total assets	$455,839	$436,979

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Mortgage loans payable, net	$234,034	$211,362
Accounts payable and accrued expenses	2,737	1,881
Finance lease liability	2,776	2,741
Operating lease liability	1,713	1,693
Distributions payable	1,011	1,011
Acquired lease intangible liabilities, net	32,455	34,169
Due to related parties (Note 10)	619	959
Other liabilities	1,579	1,153

Total liabilities	276,924	254,969

Commitments and contingencies (Note 9)
Partners’ Capital:
General Partner	—	—
Limited Partners	165,855	180,964
Accumulated other comprehensive income	13,060	1,046

Total partners’ capital	178,915	182,010

Total liabilities and partners’ capital	$455,839	$436,979

See accompanying notes to financial statements.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Consolidated Year Ended December 31, 2022 (Successor)	Consolidated For the Period from September 2, 2021 to December 31, 2021 (Successor)	Combined For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Revenues:
Rental revenue	$25,356	$8,420	$15,904
Other property revenue	17	1	—

Total revenues	25,373	8,421	15,904
Expenses:
Property operating expenses	2,038	561	1,089
Real estate tax expense	896	294	547
General and administrative expenses	722	1,590	23
Business management fee (Note 10)	930	302	492
Depreciation and amortization	15,540	5,062	8,204

Total expenses	20,126	7,809	10,355

Other Income (Expense):
Interest expense	(8,552)	(1,722)	—
Interest and other income	327	78	—

Net (loss) income	$(2,978)	$(1,032)	$5,549

Comprehensive income:
Net (loss) income	$(2,978)	$(1,032)	$5,549
Unrealized gain on derivatives	13,137	841	—
Reclassification adjustment for amounts included in net (loss) income	(1,123)	205	—

Comprehensive income	$9,036	$14	5,549

See accompanying notes to financial statements.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL AND COMBINED STATEMENT OF EQUITY

(Dollar amounts in thousands)

Consolidated Statements of Partners’ Capital	General Partner’s Capital	Limited Partners’ Capital	Accumulated Other Comprehensive Income	Total Partners’ Capital
Balance at September 2, 2021 (Successor)	$—	$—	$—	$—
Issuance of OP units	—	373,033	—	373,033
Distributions	—	(191,037)	—	(191,037)
Unrealized gain on derivatives	—	—	841	841
Reclassification adjustment for amounts included in net loss	—	—	205	205
Net loss	—	(1,032)	—	(1,032)

Balance at December 31, 2021 (Successor)	—	180,964	1,046	182,010

Distributions	—	(12,131)	—	(12,131)
Unrealized gain on derivatives	—	—	13,137	13,137
Reclassification adjustment for amounts included in net loss	—	—	(1,123)	(1,123)
Net loss	—	(2,978)	—	(2,978)

Balance at December 31, 2022 (Successor)	$—	$165,855	$13,060	$178,915

Predecessor Combined Statement of Equity	DST Investors’ Equity
Balance at January 1, 2021	$291,675
Distributions	(12,213)
Net income	5,549

Balance at September 1, 2021	$285,011

See accompanying notes to financial statements.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	Consolidated Year Ended December 31, 2022 (Successor)	Consolidated For the Period from September 2, 2021 to December 31, 2021 (Successor)	Combined For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Cash flows from operating activities:
Net (loss) income	$(2,978)	$(1,032)	$5,549
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	15,540	5,062	8,204
Amortization of debt issuance costs	1,341	328	—
Amortization of acquired above and below market leases, net	(1,389)	(463)	(609)
Amortization of finance lease right-of-use asset	58	16	38
Amortization of operating lease right-of-use assets	39	13	23
Straight-line income	(1,674)	(727)	(991)
Changes in assets and liabilities:
Accounts and rent receivable	(179)	(171)	507
Due from related parties	1,110	—	(637)
Other assets	44	(50)	(8)
Accounts payable and accrued expenses	(71)	1,354	99
Due to related parties	(414)	1,352	—
Operating lease liability	20	6	12
Other liabilities	(358)	940	241

Net cash flows provided by operating activities	11,089	6,628	12,428

Cash flows from investing activities:
Purchase of investment property	(15,709)	—	—
Related party loan receivable	20,000	(20,000)	—
Capital expenditures and tenant improvements	(492)	—	—

Net cash flows provided by (used in) investing activities	3,799	(20,000)	—

Cash flows from financing activities:
Contributions from DST investors	—	3,058	—
Proceeds from mortgage loans	—	217,594	—
Payment of offering costs	(172)	—	—
Distributions paid	(12,131)	(190,026)	(12,090)
Cash paid for interest rate caps	(1,650)	(973)	—
Payment of debt issuance costs	(236)	(6,322)	—

Net cash flows (used in) provided by financing activities	(14,189)	23,331	(12,090)

Net increase in cash, cash equivalents and restricted cash	699	9,959	338
Cash, cash equivalents and restricted cash, at beginning of the year/period	9,959	—	2,720

Cash, cash equivalents and restricted cash, at end of the year/period	$10,658	$9,959	$3,058

See accompanying notes to financial statements.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)

(Dollar amounts in thousands)

Supplemental disclosure of cash flow information:	Consolidated Year Ended December 31, 2022 (Successor)	Consolidated For the Period from September 2, 2021 to December 31, 2021 (Successor)	Combined For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Cash paid for interest	$6,754	$927	$—
Supplemental schedule of non-cash investing and financing activities:
Distributions payable	$1,011	$1,011	$1,561
In conjunction with the purchase of investment property, the Company acquired assets and assumed liabilities as follows:
Land	$4,914	$—	$—
Building and improvements	32,217	—	—
Acquired in place lease intangibles	1,311	—	—
Assumed mortgage loan	(22,000)	—	—
Fair value adjustment of assumed mortgage loan	669	—	—
Other assumed liabilities, net	(1,402)	—	—
Purchase of investment property	$15,709	$—	$—
In conjunction with the roll-up transaction, the following assets and liabilities were contributed:
Land	$—	$42,154	$—
Building and improvements	—	315,948	—
Acquired in place lease intangibles	—	40,821	—
Acquired above market lease intangibles	—	3,204	—
Acquired below market lease intangibles	—	(34,740)	—
Finance lease right-of-use asset	—	2,230	—
Operating lease right-of-use assets	—	3,500	—
Finance lease liability	—	(2,730)	—
Operating lease liability	—	(1,687)	—

Contribution of investment properties	—	368,700	—
Other assets contributed, net	—	4,333	—

Total assets and liabilities contributed and issuance of OP units in exchange for DST Interests	$—	$373,033	$—

See accompanying notes to financial statements.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

NOTE 1 – ORGANIZATION

IPC Alternative Assets Operating Partnership, LP (the “Operating Partnership”), a Delaware limited partnership, was formed on June 21, 2021 and commenced operations on September 2, 2021. Inland Private Capital Alternative Assets Fund, LLC (the “General Partner”) is the sole general partner of the Operating Partnership. At December 31, 2022, the Operating Partnership owned 30 medical office building properties totaling 746,601 square feet (unaudited) and one student housing property with 406 student housing beds (unaudited). The properties are located in 10 states. The Operating Partnership has no employees. Until September 30, 2022, the Operating Partnership was externally managed by IPC Alternative Assets Business Manager, LLC, an affiliate of Inland Private Capital Corporation (“IPC”), a Delaware corporation, pursuant to a Business Management Agreement. Effective as of October 1, 2022, the Business Management Agreement was transferred from IPC Alternative Assets Business Manager, LLC to IPC Alternative Real Estate Advisor, LLC, an affiliate of Inland Real Estate Investment Corporation (“IREIC”). There were no updates to the terms of the Business Management Agreement as a result of the transfer. IPC Alternative Assets Business Manager, LLC, until September 30, 2022, and IPC Alternative Real Estate Advisor, LLC, effective October 1, 2022, are referred to herein as the “Business Manager”.

The General Partner intends to file a registration statement (the “Registration Statement”) on Form S-11 to register up to $1,250,000 in shares of common stock under a blind pool offering and contribute the proceeds to the Operating Partnership. The General Partner also intends to convert to a Maryland corporation prior to the effectiveness of such offering, and elect and qualify to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for the taxable year ending December 31, 2024. IREIC or its affiliates intend to make an initial capital contribution to the General Partner, which will subsequently be contributed to the Operating Partnership by the General Partner, prior to the commencement of the offering. The Operating Partnership and the General Partner anticipate that the contribution of offering proceeds from the General Partner to the Operating Partnership will ultimately result in consolidation of the Operating Partnership by the General Partner.

IPC was the sponsor of eight previously completed offerings of interests in Delaware statutory trusts (each a “DST” and collectively the “DSTs”) that owned an aggregate of 30 commercial office properties used for medical office and related healthcare purposes (each a “Property” and collectively the “Properties”). Each DST was managed by its respective trustee (individually a “Signatory Trustee” and collectively, the “Signatory Trustees”), each of which was wholly owned by IPC. Each Signatory Trustee also acted as the asset manager (the “Asset Manager”) of the DST. Each Asset Manager was responsible for managing the day-to-day operations of the DST pursuant to an Asset Management Agreement with the DST. Investors that owned beneficial interests in such DSTs are referred to herein as “DST Investors” and the beneficial interests of such persons in the DSTs are referred to herein as “DST Interests.” The DST Investors that participated in the Roll-up Transaction (as defined below) are herein after referred to as “DST Participants.” Each DST that participated in the Roll-Up Transaction was a separate entity owned by a large and diverse group of DST Investors which were distinct and different across each DST.

The Operating Partnership has invested, through the Roll-up Transaction, as described below, and one subsequent investment, and intends to invest, through anticipated follow-on investment activity, in stabilized, income-generating commercial real estate across alternative property types, with a non-exclusive focus on self-storage facilities, student housing properties, medical and healthcare-related properties and senior living facilities including but not limited to assisted care and memory care facilities. Medical and healthcare-related assets may include medical office buildings, ambulatory surgery centers and life science and laboratory facilities. The Operating Partnership may also invest in value-add or other development projects in these asset classes, potentially through a variety of ownership structures including but not limited to direct ownership, joint ventures, co-investment opportunities, preferred equity positions and others.

Roll-up Transaction

On September 2, 2021, the Operating Partnership, the DST Participants and the Signatory Trustees of each of the DSTs executed a roll-up transaction (the “Roll-up Transaction”) whereby the DSTs contributed the Properties to the Operating Partnership and the Operating Partnership issued limited partnership interests of the Operating Partnership (the “Operating Partnership units” or “OP Units”) to the DSTs in exchange for (and in termination of) the DST Interests, which OP Units were then subsequently distributed by the DSTs to the DST Participants. In order to execute the Roll-up Transaction, the net assets of each DST were subject to independent valuations approved by the Operating Partnership, which represented the purchase price or fair value as of the date of the Roll-up Transaction. The number of OP units each DST Participant ultimately received was based on their pro rata portion of the total net asset value of all eight DSTs on a combined basis. The Roll-up Transaction provided the DST Investors with an opportunity to transition their investments on an income tax-deferred basis from the DSTs, each of which has limited asset diversification, to the Operating Partnership.

The Roll-up Transaction included Texas Healthcare Portfolio DST, Healthcare Portfolio II DST, Healthcare Portfolio III DST, Healthcare Portfolio IV DST, Indianapolis Medical Office DST, Arizona Healthcare DST, Arizona Healthcare II DST and Healthcare Portfolio VII DST. These eight DSTs are collectively considered to be the “Predecessor” as described in Note 2—Summary of Significant Accounting Policies.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

The following table summarizes the fair values allocated for major assets acquired and liabilities assumed by the Operating Partnership as of the date of the Roll-up Transaction:

Property	Land	Building and improvements	Acquired lease intangible assets	Acquired intangible liabilities	Total
ESWCT Cedar Park, LLC	$1,652	$9,889	$553	$—	$12,094
San Antonio ASC Limited Partnership	1,093	8,620	975	—	10,688
Medical Center Ophthalmology Associates, LP	1,074	6,207	820	—	8,101
Rex Hospital	640	6,830	606	(650)	7,426
Memorial Hermann Health System	5,840	33,667	3,122	(4,658)	37,971
Starling Physicians-Lake Street	719	14,753	2,849	(6,508)	11,813
Starling Physicians-Kensington	1,043	14,747	2,449	(8,676)	9,563
Surgical Hospital of OK	833	14,037	2,006	—	16,876
Peoria Property	3,495	8,725	1,287	(1,851)	11,656
Phoenix Property (a)	—	12,450	2,739	—	15,189
Ironwood Physicians PC (Rome)	3,542	12,101	2,157	(137)	17,663
Ironwood Physicians PC (CBO I)	410	2,673	610	(37)	3,656
Ironwood Physicians PC (CBO II)	1,083	1,643	530	(50)	3,206
Memorial Hermann	1,035	20,305	2,003	(1,179)	22,164
NYU Langone Radiology	236	12,394	1,058	(524)	13,164
Dermatology Associates of San Antonio (San Antonio)	1,081	5,763	1,594	—	8,438
Dermatology Associates of San Antonio (Live Oak)	1,154	7,046	1,926	—	10,126
Community Healthcare Inc	739	16,629	1,266	(2,827)	15,807
Jordan Valley Medical Center (a)	—	18,885	2,758	(5,892)	15,751
Fresenius Medical	1,987	7,780	947	(420)	10,294
Dallas Eye Care Center	704	5,449	935	—	7,088
The Eye Institute of Utah	1,845	7,715	1,830	(27)	11,363
Edward Elmhurst Health	1,123	5,261	704	—	7,088
Illinois Cancer Specialists Center	1,185	8,708	1,365	(119)	11,139
Ironwood Physicians PC (Chandler I)	1,748	9,215	1,468	(167)	12,264
Ironwood Physicians PC (Chandler II)	863	5,232	845	(77)	6,863
Ironwood Physicians PC (Glendale)	2,536	11,024	2,192	—	15,752
Ironwood Physicians PC (Mesa)	1,867	8,823	1,442	(93)	12,039
Ironwood Physicians PC (Scottsdale)	2,627	10,538	1,532	(409)	14,288
Saint Elizabeth Medical Center (a)	—	8,839	1,270	(939)	9,170

Total	$42,154	$315,948	$45,838	$(35,240)	$368,700

(a)

Property is subject to a ground lease. Above and below market ground lease intangibles are included in acquired intangible liabilities and acquired lease intangible assets, respectively, in this table.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The consolidated and combined financial statements (together the “financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Information with respect to square footage and occupancy is unaudited.

Basis of Presentation—Predecessor

The combined financial statements for the DSTs include the accounts of the eight DSTs and the combined eight DSTs are collectively referred to as the “Predecessor”. These financial statements have been combined as the DSTs were under common management, due to the fact that IPC was the sole member of each of the Asset Manager entities. The Predecessor financial statements are for the period from January 1, 2021 to September 1, 2021 and represent the historical results of the DSTs prior to the Roll-up Transaction. All intercompany balances and transactions have been eliminated in combination. Each property is owned by a separate legal entity which maintains its own books and financial records and each entity’s assets were not available to satisfy the liabilities of other affiliated entities.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

Basis of Presentation—Operating Partnership (Successor)

The Roll-up Transaction was accounted for by the Operating Partnership as an asset acquisition and all of the properties included in the Roll-up Transaction were stepped up to fair value on September 2, 2021 due to the change in control. The fair value of the Properties as of the date of the Roll-up Transaction was allocated based on the policy for acquisitions described below. Subsequent to the Roll-up Transaction, the Operating Partnership consolidates all wholly owned subsidiaries. Wholly owned subsidiaries generally consist of the limited liability companies (“LLCs”) owned by the Operating Partnership. All intercompany balances and transactions have been eliminated in consolidation. The Operating Partnership is referred to as the “Successor” in the financial statements for the period from September 2, 2021 to December 31, 2021 and the year ended December 31, 2022.

Acquisitions

Upon acquisition of real estate investment properties (or upon contribution of such properties, as applicable), the total purchase price of each property (or consideration allocated to the property, as applicable) that is accounted for as an asset acquisition is allocated based on the relative fair value of the tangible and intangible assets acquired (or contributed) and liabilities assumed based on Level 3 inputs, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions. The acquisition date is the date on which control of the real estate investment property is obtained and transaction costs are capitalized.

Assets and liabilities acquired (or contributed) typically include land, building and site improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases. The portion of the purchase price allocated to above market lease values is included in acquired lease intangible assets, net and is amortized on a straight-line basis over the term of the related lease as a reduction to rental revenue. The portion allocated to below market lease values is included in acquired intangible liabilities, net and is amortized as an increase to rental revenue over the term of the lease including any bargain renewal periods included in the measurement. The portion of the purchase price allocated to acquired in-place lease value is included in acquired lease intangible assets, net and is amortized on a straight-line basis over the acquired leases’ weighted average remaining term. The amortization of acquired in-place lease value is included in depreciation and amortization in the consolidated and combined statements of operations and comprehensive income. Subsequent to the acquisition, if a tenant modifies its lease, the unamortized portion of identified intangibles are assessed to determine whether their useful lives need to be amended (generally accelerated).

The fair value of the tangible assets consisting of land and buildings is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings. If debt is assumed in an acquisition, the fair value of assumed debt is calculated based on the net present value of the mortgage payments using interest rates for debt with similar terms and maturities. Differences between the fair value and the stated value is recorded as a discount or premium and amortized over the remaining term using the effective interest method.

Impairment of Long-Lived Assets

Carrying values of long-lived assets are assessed whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Recoverability is assessed by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows based on current market conditions, as well as intent with respect to holding or disposing of the asset. If the recoverability assessment indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized for the amount by which the carrying value exceeds the current estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models and quoted market values.

Projected cash flows in an impairment assessment are based on management’s intent and judgement. Long-lived assets expected to be held long-term are assessed on estimated future cash flows during the estimated hold period which may include estimates for operating income and termination value. Long-lived assets expected to be sold are assessed on the asset’s fair value less estimated cost to sell.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan used to manage the underlying business. However, assumptions and estimates about future cash flows are complex and subjective, including comparable sales values, discount rates, capitalization rates, and market rental rates. Changes in economic and operating conditions that occur subsequent to the impairment analysis could impact these assumptions and result in future impairment charges of long-lived assets.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

For the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor), there were no impairment charges.

Cash and Cash Equivalents

The Operating Partnership considers all demand deposits, money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The account balance may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there could be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Operating Partnership believes that the risk will not be significant, as the Operating Partnership seeks to mitigate this risk by depositing funds only with major financial institutions.

Restricted Cash

Amounts included in restricted cash represent those required to be set aside by lenders for real estate taxes, insurance, capital expenditures and tenant improvements on our existing properties. These amounts also include post close escrows for tenant improvements, leasing commissions, master lease, general repairs and maintenance, and are classified as restricted cash on the Operating Partnership’s consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the Operating Partnership’s consolidated balance sheets to such amounts shown on the Operating Partnership’s consolidated and combined statements of cash flows:

	December 31, 2022 (Successor)	December 31, 2021 (Successor)	September 1, 2021 (Predecessor)
Cash and cash equivalents	$10,454	$8,745	$3,058
Restricted cash	204	1,214	—

Total cash, cash equivalents, and restricted cash	$10,658	$9,959	$3,058

Accounts and Rents Receivable

Consideration of the collectability of receivables includes certain factors that require judgment, including amounts outstanding and payment history of the tenant. Billed and accrued charges are considered in the evaluation of the collectability of a tenant’s receivable balance. For tenants where collectibility of accounts receivable is not reasonably assured, revenue is recorded on a cash basis.

Investment Properties

Real estate properties held and used are recorded at cost less accumulated depreciation. Real estate properties held for sale are recorded at the lesser of their carrying value or fair value less selling costs. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Real estate properties are classified as held for sale when the management concludes that a sale is likely. Criteria that may be considered in this determination include obtaining a signed purchase and sale agreement, the completion or waiving of due diligence by the seller, and the receipt of non-refundable earnest money from the seller.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change. Depreciation expense is computed using the straight-line method. Estimated useful lives of assets, by class of asset, are generally as follows:

Building and other improvements	30 years
Site improvements	5-15 years
Furniture, fixtures and equipment	5-15 years
Tenant improvements	Shorter of the life of the asset or the term of the related lease
Leasing fees	Term of the related lease

Depreciation expense was $11,354 for the year ended December 31, 2022 (Successor), $3,740 for the period from September 2, 2021 to December 31, 2021 (Successor) and $6,057 for the period from January 1, 2021 to September 1, 2021 (Predecessor).

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

Debt Issuance Costs

Debt issuance costs are amortized as a component of interest expense. These costs are reported as a direct deduction to the Operating Partnership’s outstanding mortgage loans payable.

Offering Costs

Offering costs include, but are not limited to, legal, accounting, printing and mailing fees, filing fees and certain personnel costs of the Business Manager and affiliates of the Operating Partnership attributable to the preparation of the Registration Statement and registration and qualification of the General Partner’s common stock under federal and state laws. Because the offering has not commenced yet, the offering costs are deferred and included within other assets in the consolidated balance sheets.

Fair Value Measurements

The Operating Partnership has estimated fair value using available market information and valuation methodologies the Operating Partnership believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Operating Partnership defines fair value based on the price that it believes would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Operating Partnership establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

Level 1 —	Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2 —	Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Operating Partnership’s cash equivalents, accounts receivable and payables and accrued expenses all approximate fair value due to the short term nature of these financial instruments. The Operating Partnership’s financial instruments measured on a recurring basis include derivative interest rate instruments. See Note 11 – “Fair Value Measurements” for further information.

Derivatives

The Operating Partnership uses derivative instruments, such as interest rate swaps and interest rate caps, primarily to manage exposure to interest rate risks inherent in variable rate debt. The Operating Partnership may also enter into interest rate floor contracts, futures or forward contracts and options. The Operating Partnership’s interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Operating Partnership making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The Operating Partnership’s interest rate caps involve the receipt of variable-rate amounts from a counterparty to the extent the cap index rate exceeds the strike rate specified in the respective interest rate cap agreement.

The Operating Partnership records each derivative instrument either as an asset or a liability measured at its fair value at each reporting period. The Operating Partnership does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging. When hedge accounting is applied, the change in the fair value of derivatives designated and that qualify as cash flow hedges is (i) recorded in accumulated other comprehensive income (loss) and (ii) subsequently reclassified into earnings in the period in which the hedged forecasted transactions affect earnings. If specific hedge accounting criteria are not met, changes in the Operating Partnership’s derivative instruments’ fair value are recognized as an adjustment to net income.

The Operating Partnership has elected to not offset derivative assets and liabilities in its consolidated balance sheets, even when an enforceable master netting agreement is in place that provides the Operating Partnership, in the event of counterparty default, the right to offset a counterparty’s rights and obligations. Derivative instruments are recorded as a component of either other assets or other liabilities on the Operating Partnership’s consolidated balance sheets at fair value.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

Revenue Recognition

Rental revenue is recognized based on a number of factors, including the initial determination that the contract is or contains a lease. Generally, all of our contracts are, or contain leases, and therefore revenue is recognized on the lease commencement date when the leased asset has been made available for use by the lessee. At the commencement of a new lease, including new leases that arise from amendments, we assess the terms and conditions of the lease to determine the appropriate lease classification under ASC 842. Generally, leases with tenants are accounted for as operating leases.

The determination of who is the owner of the tenant improvements determines the nature of the leased asset. If the Operating Partnership (or the Predecessor) is the owner of the tenant improvements, then the tenant improvements are capitalized and depreciated over the lesser of the life of the lease or the useful life of the tenant improvement. If the Operating Partnership (or the Predecessor) concludes it is not the owner of the tenant improvements (the lessee is the owner), then the tenant improvement allowances funded by the Operating Partnership (or the Predecessor) under the lease are treated as lease incentives which reduce revenue recognized over the term of the lease. The Operating Partnership (or the Predecessor) considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes.

Rental revenue is recognized on a straight-line basis over the term of each lease. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rent receivable on the consolidated balance sheets.

Reimbursements from tenants for recoverable expenses such as real estate tax, utilities and other operating expenses are accrued as revenue in the period the applicable expenses are incurred. Certain assumptions and judgments are made by management in estimating the reimbursements at the end of each reporting period. Management does not expect the actual results to materially differ from the estimated reimbursement. Management made the election for these reimbursements, which are non-lease components, to be combined with rental revenue.

Lease termination income is recorded if there is a signed termination agreement, all of the conditions of the agreement have been met and amounts due are considered collectible. Such termination fees are recognized on a straight-line basis over the remaining lease term in rental revenue.

As a lessor, the recognition of contingent rental revenue, such as percentage rent, is deferred until the specified target that triggered the contingent rental revenue is achieved.

Ground Leases

The Operating Partnership is the lessee under long-term ground leases classified as operating or financing leases. The Operating Partnership makes significant assumptions and judgments when determining the discount rate for the lease to calculate the present value of the lease payments. As the rate implicit in the lease is not readily determinable, the Operating Partnership estimates the incremental borrowing rate (“IBR”) that it would need to pay to borrow, on a collateralized basis, in a similar economic environment, over a similar lease term. The Operating Partnership utilizes a market-based approach to estimate the IBR for each individual lease.

The present value of lease payments calculated using the IBR is recorded as a lease liability and a corresponding right-of-use asset. When an acquired property is subject to a ground lease, above and below market terms on such ground leases are recorded as a component of the right-of-use asset.

Income Taxes

The Operating Partnership is not subject to federal income taxes as it is treated as a flow-through entity for U.S. federal income tax purposes. The allocable share of Operating Partnership’s income and loss is reported on the Operating Partnership’s partners’ respective tax returns. Further, the Operating Partnership holds its interest in the investment properties through LLCs or similar entities. Generally, an LLC is treated as either a partnership or a disregarded entity for U.S. federal income tax purposes. As a result, LLCs are generally not subject to federal income taxes as the respective members/partners are taxed on their allocable share of the entity’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying consolidated financial statements (Successor).

Each DST was structured as an “investment trust” and a “grantor trust” for federal income tax purposes and not as a partnership or other business entity. Thus, although the DSTs were treated as separate entities for state law purposes, each DST was structured so that each investor in the DST would be treated as owning a direct interest in the Properties. Therefore, no provision or liability for federal income taxes has been included in the accompanying combined financial statements (Predecessor).

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

The Operating Partnership had no uncertain tax positions as of December 31, 2022 (Successor) or 2021 (Successor). The Operating Partnership expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2022. The Operating Partnership and the Predecessor had no interest or penalties relating to income taxes recognized on the consolidated and combined statements of operations and comprehensive income for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor). As of December 31, 2022 (Successor), returns for the calendar years 2019 (Predecessor), 2020 (Predecessor), 2021 (Successor and Predecessor) and 2022 (Successor) remain subject to examination by U.S. and various state and local tax jurisdictions.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Operating Partnership has elected to apply the hedge accounting expedients related to probability and the assessments of the effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation.

NOTE 3 – ACQUISITIONS

On December 1, 2022, the Operating Partnership acquired City Lofts on Laclede Student Housing (“University Lofts”) in St. Louis, MO, from an affiliate of the Operating Partnership, for a purchase price of $39,100, including the assumed loan of $22,000, which is the original principal amount of the loan (the “Parkway Mortgage Loan”), from Parkway Bank and Trust Company in connection with the acquisition. The purchase price was determined based on appraisal performed by an independent third party appraiser. See Note 5 – “Debt and Derivative Instruments” for further information on the Parkway Mortgage Loan.

The following table provides further details of the property acquired during the year ended December 31, 2022 (Successor):

Date Acquired	Property Name	Location	Primary University Served	Property Type	Number of Beds	Purchase Price
December 1, 2022	University Lofts	St. Louis, MO	Saint Louis University	Student Housing	406	$39,100

The above acquisition was accounted for as an asset acquisition. For the year ended December 31, 2022 (Successor), the Operating Partnership incurred $11 of total acquisition costs, which are capitalized in the accompanying consolidated balance sheet. These costs include third party due diligence costs such as appraisals, environmental studies and legal fees.

The following table presents certain additional information regarding the Operating Partnership’s acquisition during the year ended December 31, 2022 (Successor). The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date are as follows:

Year Ended December 31, 2022 (Successor)
Land	$4,914
Building and improvements	32,217
Acquired in place lease intangibles	1,311
Assumed mortgage loan	(22,000)
Fair value adjustment of assumed mortgage loan	669
Other assumed liabilities, net	(1,402)

Purchase of investment property	$15,709

NOTE 4 – ACQUIRED INTANGIBLE ASSETS AND LIABILITIES

The following table summarizes the Operating Partnership’s identified intangible assets and liabilities as of December 31, 2022 (Successor) and 2021 (Successor):

	December 31, 2022 (Successor)	December 31, 2021 (Successor)
Intangible assets:
Acquired in-place lease value	$42,132	$40,821
Acquired above market lease value	3,204	3,204
Accumulated amortization	(5,941)	(1,430)

Acquired lease intangible assets, net	$39,395	$42,595

Intangible liabilities:
Acquired below market lease value	$(34,740)	$(34,740)
Accumulated amortization	2,285	571

Acquired lease intangible liabilities, net	$(32,455)	$(34,169)

The weighted-average amortization period for the acquired in-place lease intangibles of the property acquired during the year ended December 31, 2022 (Successor) is 0.5 years. The weighted-average amortization periods for the acquired in-place lease intangibles, above market lease intangibles and below market lease intangibles of the properties contributed during the period from September 2, 2021 to December 31, 2021 (Successor) were 12, 10 and 24 years, respectively.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value is amortized on a straight-line basis over the term of the related lease as an adjustment to rental revenue. For below market lease values, the amortization period includes any renewal periods with below market fixed rate renewals. The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight-line basis over the acquired leases’ weighted average remaining term.

The following table summarizes the Operating Partnership’s ground lease intangibles as of December 31, 2022 (Successor) and 2021 (Successor):

	December 31, 2022 (Successor)	December 31, 2021 (Successor)

Acquired below market ground lease intangibles, operating leases	$1,813	$1,813
Accumulated amortization	(24)	(6)

Acquired below market ground lease intangibles, net	$1,789	$1,807

Acquired above market ground lease intangibles, finance lease	$(500)	$(500)
Accumulated amortization	11	5

Acquired above market ground lease intangibles, net	$(489)	$(495)

The weighted-average amortization periods for the acquired below market ground lease intangibles and acquired above market ground lease intangibles of the properties contributed during the period from September 2, 2021 to December 31, 2021 (Successor) were 112 and 86 years, respectively.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

Acquired below market ground lease intangibles, net are included within operating lease right-of-use assets, net and acquired above market ground lease intangibles, net are included within finance lease right-of-use asset, net in the consolidated balance sheets. The portion of the purchase price allocated to above and below market ground lease intangibles is amortized on a straight-line basis over the term of the related lease as an adjustment to property operating expenses.

Amortization pertaining to acquired in-place lease value, above/below market ground leases and, above/below market lease values is summarized below:

	Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)	For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Amortization recorded as amortization expense:
Acquired in-place lease value	$4,186	$1,322	$2,147

Amortization recorded as an increase to property operating expenses:
Above market ground lease, finance lease	$(6)	$(5)	$(4)
Below market ground leases, operating leases	18	6	9

Net property operating expense increase	$12	$1	$5

Amortization recorded as a (reduction) increase to rental revenue:
Acquired above market leases	$(324)	$(108)	$(84)
Acquired below market leases	1,713	571	693

Net rental revenue increase	$1,389	$463	$609

Estimated amortization of the respective intangible lease assets and liabilities as of December 31, 2022 (Successor) for each of the five succeeding years and thereafter is as follows:

	Acquired In-Place Leases	Above Market Leases	Below Market Leases	Above Market Ground Lease	Below Market Ground Leases
2023	$4,753	$324	$(1,713)	$(6)	$18
2024	3,599	324	(1,713)	(6)	18
2025	3,599	324	(1,713)	(6)	18
2026	3,599	324	(1,713)	(6)	18
2027	3,599	324	(1,713)	(6)	18
Thereafter	17,474	1,152	(23,890)	(459)	1,699

Total	$36,623	$2,772	$(32,455)	$(489)	$1,789

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

NOTE 5 – DEBT AND DERIVATIVE INSTRUMENTS

As of December 31, 2022 (Successor) and 2021 (Successor), the Operating Partnership had the following mortgage loans payable:

	December 31, 2022 (Successor)		December 31, 2021 (Successor)
Type of Debt	Principal Amount	Interest Rate	Principal Amount	Interest Rate
CONA Mortgage Loan (maturity date September 28, 2026)
Variable rate with swap agreements	$26,500	3.03%	$26,500	3.02%
Variable rate with cap agreements	26,500	3.60%	26,500	2.10%
Variable rate	41,939	6.22%	41,939	2.10%
BMO Mortgage Loan (maturity date September 30, 2026)
Variable rate with swap agreements	61,500	2.97%	61,500	2.96%
Variable rate with cap agreements	61,155	3.85%	30,500	2.10%
Variable rate	—	—	30,655	2.10%
Parkway Mortgage Loan (maturity date October 26, 2024)	22,000	3.60%	—	—

Total debt before fair value adjustment and debt issuance costs including impact of interest rate swaps/caps	239,594		217,594
Less: Unamortized fair value adjustment of assumed mortgage loan	(640)		—
Less: Unamortized debt issuance costs	(4,920)		(6,232)

Total mortgage loans payable, net	$234,034		$211,362

The Operating Partnership’s indebtedness bore interest at a weighted average interest rate of 3.90% and 2.46% per annum at December 31, 2022 (Successor) and 2021 (Successor), respectively, which includes the effects of interest rate swaps and interest rate caps. The Operating Partnership estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Operating Partnership’s lenders using Level 3 inputs. The carrying value of the Operating Partnership’s debt excluding fair value adjustment of assumed mortgage loan and unamortized debt issuance costs was $239,594 and $217,594 as of December 31, 2022 (Successor) and 2021 (Successor), respectively. The estimated fair value of Operating Partnership’s debt as of December 31, 2022 (Successor) was $236,666. The carrying amount of the Operating Partnership’s debt as of December 31, 2021 (Successor) approximates fair value because interest rates approximate the current rates available to the Operating Partnership.

The fair value adjustment is amortized over the remaining term of the underlying debt as a reduction to the interest expense.

As of December 31, 2022 (Successor), scheduled principal payments and maturities of the Operating Partnership’s debt were as follows:

	December 31, 2022 (Successor)
Scheduled Principal Payments and Maturities by Year:	Scheduled Principal Payments	Maturities of Mortgage Loans	Total
2023	$256	$—	$256
2024	295	21,449	21,744
2025	—	—	—
2026	—	217,594	217,594
2027	—	—	—
Thereafter	—	—	—

Total	$551	$239,043	$239,594

Mortgage Loans Payable

CONA Mortgage Loan

On September 29, 2021, the Operating Partnership entered into a loan agreement (the “CONA Loan Agreement”) with Capital One, National Association, individually and as administrative agent, and other lenders from time to time parties to the CONA Loan Agreement (the “CONA Mortgage Loan”). Pursuant to the CONA Loan Agreement, the aggregate total maximum commitments under the CONA Mortgage Loan are $105,891.

The CONA Mortgage Loan is collateralized by all the respective real and personal property owned by the Operating Partnership under the CONA Loan Agreement.

At December 31, 2022 (Successor), the Operating Partnership had $94,939 outstanding under the CONA Mortgage Loan. Advances made under the CONA Mortgage Loan are interest only . Prior to August 1, 2022, advances made under the CONA Mortgage Loan accrued interest at per annum rates equal to the sum of (i) the applicable one-month USD London Interbank Offered Rate (“LIBOR”) index rate plus (ii) 2.00%. Subsequent to August 1, 2022, advances made under the CONA Mortgage Loan, including any prior advances, accrue interest at (i) the applicable one-month term secured overnight financing rate (“Term SOFR”) plus (ii) 2.10%. The CONA Mortgage Loan matures on September 28, 2026, and the Operating Partnership has the option to extend the maturity date for two additional twelve month periods subject to the payment of certain fees and expenses and certain other conditions.

IPC has guaranteed (1) any losses that the administrative agent and lenders may incur as a result of the occurrence of certain bad acts of the Operating Partnership and (2) the repayment of the CONA Mortgage Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Operating Partnership and IPC have agreed to indemnify the lenders against certain environmental liabilities.

The CONA Mortgage Loan requires compliance with certain covenants, including a minimum project yield requirement and a guarantor’s net worth requirement. It also contains customary default provisions including the failure to comply with the Operating Partnership’s covenants and the failure to pay when amounts outstanding under the CONA Mortgage Loan become due. As of December 31, 2022 (Successor), the Operating Partnership was in compliance with all financial covenants related to the CONA Mortgage Loan.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

BMO Mortgage Loan

On September 30, 2021, the Operating Partnership entered into a loan agreement (the “BMO Loan Agreement”) with BMO Harris Bank N.A. (“BMO”), individually and as administrative agent, and other lenders from time to time parties to the BMO Loan Agreement (the “BMO Mortgage Loan”).

The BMO Mortgage Loan is collateralized by all the respective properties, rights, interests, and privileges from time to time subject to the liens granted to BMO for the benefit of the lenders, or any security trustee therefor, by the collateral documents.

At December 31, 2022 (Successor), the Operating Partnership had $122,655 outstanding under the BMO Mortgage Loan. Advances made under the BMO Mortgage Loan are interest only. Prior to August 1, 2022, advances made under the BMO Mortgage Loan accrued interest at per annum rates equal to the sum of (i) one-month LIBOR index rate plus (ii) 2.00%. Subsequent to August 1, 2022, advances made under the BMO Mortgage Loan, including any prior advances, accrue interest at (i) the applicable Term SOFR plus (ii) 2.10%. The BMO Mortgage Loan matures on September 30, 2026, and the Operating Partnership has the option to extend the maturity date for two additional twelve month periods subject to the payment of an extension fee, certain costs and expenses and certain other conditions.

IPC has guaranteed (1) any losses that the administrative agent and lenders may incur as a result of the occurrence of certain bad acts of the Operating Partnership and (2) the repayment of the BMO Mortgage Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Operating Partnership and IPC have agreed to indemnify the lenders against certain environmental liabilities.

The BMO Mortgage Loan requires compliance with certain covenants, including a minimum debt yield requirement, a distribution limitation, a limitation on the use of leverage and restrictions on indebtedness. It also contains customary default provisions including the failure to comply with the Operating Partnership’s covenants and the failure to pay when amounts outstanding under the BMO Mortgage Loan become due. As of December 31, 2022 (Successor), the Operating Partnership was in compliance with all financial covenants related to the BMO Mortgage Loan.

Parkway Mortgage Loan

On December 1, 2022, the Operating Partnership assumed the Parkway Mortgage Loan under the second modification to loan documents (the “Parkway Mortgage Loan Agreement”) in the amount of $22,000, which is the original principal amount, from Parkway Bank and Trust Company in connection with the acquisition of University Lofts. At December 31, 2022 (Successor), the Operating Partnership had $22,000 outstanding under the Parkway Mortgage Loan. The Parkway Mortgage Loan bears interest at a fixed rate equal to 3.60% per annum until April 25, 2023 and at a fixed rate equal to 3.80% per annum thereafter until maturity. The Parkway Mortgage Loan requires interest-only payments through April 26, 2023 and monthly payments of principal and interest thereafter. The Parkway Mortgage Loan matures on October 26, 2024.

The Parkway Mortgage Loan contains customary default provisions including the failure to pay when amounts outstanding under the Parkway Mortgage Loan become due. The Parkway Mortgage Loan is collateralized by the underlying property.

Interest Rate Swap and Cap Agreements

The Operating Partnership entered into interest rate swaps to fix a portion of its floating LIBOR-based debt prior to August 1, 2022 and its floating SOFR- based debt subsequent to August 1, 2022, under variable rate loans to a fixed rate to manage its risk exposure to interest rate fluctuations. The Operating Partnership will generally match the maturity of the underlying variable rate debt with the maturity date on the interest rate swaps. See Note 11 – “Fair Value Measurements” for further information.

The Operating Partnership entered into interest rate caps to protect the Operating Partnership against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows on a portion of the Operating Partnership’s floating-rate debt. The Operating Partnership will generally match the maturity of the underlying variable rate debt with the maturity date on the interest rate caps. See Note 11 – “Fair Value Measurements” for further information.

The following table summarizes the Operating Partnership’s interest rate swap and cap contracts outstanding as of December 31, 2022 (Successor):

	Date Entered	Effective Date	Maturity Date	Receive Floating Rate Index (a)	Pay Fixed Rate / Strike Price	Notional Amount	Fair Value at December 31, 2022 (Successor) (b)
Assets
Interest rate swap agreements
CONA Mortgage Loan swap	August 11, 2022	August 1, 2022	September 28, 2026	1-month Term SOFR	0.93%	$26,500	$2,671
BMO Mortgage Loan swap	August 12, 2022	August 1, 2022	September 30, 2026	1-month Term SOFR	0.87%	61,500	6,385
Interest rate cap agreements
CONA Mortgage Loan cap	October 8, 2021	October 8, 2021	September 28, 2026	1-month LIBOR	1.50%	26,500	2,429
BMO Mortgage Loan cap	December 12, 2022	December 1, 2022	December 30, 2025	1-month Term SOFR	1.75%	61,155	4,206

						$175,655	$15,691

(a)	At December 31, 2022 (Successor), the 1-month LIBOR and the 1-month Term SOFR were 4.39% and 4.36%, respectively.

(b)	The fair value of interest rate swap agreements and interest rate cap agreements is included within other assets in the consolidated balance sheets.

The following table summarizes the Operating Partnership’s interest rate swap and cap contracts outstanding as of December 31, 2021 (Successor):

	Date Entered	Effective Date	Maturity Date	Receive Floating Rate Index (a)	Pay Fixed Rate / Strike Price	Notional Amount	Fair Value at December 31, 2021 (Successor) (b)
Assets
Interest rate swap agreements
CONA Mortgage Loan swap	September 30, 2021	October 1, 2021	September 28, 2026	1-month LIBOR	1.02%	$26,500	$227
BMO Mortgage Loan swap	October 1, 2021	October 1, 2021	September 30, 2026	1-month LIBOR	0.96%	61,500	698
Interest rate cap agreements
CONA Mortgage Loan cap	October 8, 2021	October 8, 2021	September 28, 2026	1-month LIBOR	1.50%	26,500	505
BMO Mortgage Loan cap	October 8, 2021	October 8, 2021	September 30, 2026	1-month LIBOR	1.50%	30,500	589

						$145,000	$2,019

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

(a)	At December 31, 2021 (Successor), the 1-month LIBOR was 0.10%.

(b)	The fair value of interest rate swap agreements and interest rate cap agreements is included within other assets in the consolidated balance sheets.

The table below presents the effect of the Operating Partnership’s derivative financial instruments on the consolidated statement of operations and comprehensive income for the year ended December 31, 2022 (Successor) and for the period from September 2, 2021 to December 31, 2021 (Successor).

Derivatives in Cash Flow Hedging Relationships:	Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)
Effective portion of derivatives	$13,137	$841
Reclassification adjustment for amounts included in net gain or loss (effective portion)	$(1,123)	$205

The total amount of interest expense presented on the consolidated statement of operations and comprehensive income was $8,552 for the year ended December 31, 2022 (Successor) and $1,722 for the period from September 2, 2021 to December 31, 2021 (Successor). The location of the net gain or loss reclassified into income from accumulated other comprehensive income is reported in interest expense on the consolidated and combined statements of comprehensive income. The amount that is expected to be reclassified from accumulated other comprehensive income into income in the next 12 months is $5,620.

NOTE 6 – EQUITY

Each DST raised capital through a private placement offering by selling the DST Interests. DST Interests were offered and sold pursuant to exemptions from the registration provisions of federal and state law and therefore, were subject to restrictions on transfer. DST Investors were not permitted to have any voting rights with respect to the operation and ownership of the Properties. Each of the DST Interests represented the DST Investors’ proportionate undivided beneficial ownership interest.

The Operating Partnership’s capital includes general and limited partnership interests in the Operating Partnership referred to as General Partner’s capital and Limited Partners’ capital, respectively, in the accompanying consolidated statements of partners’ capital. On September 2, 2021, the Operating Partnership issued OP Units to the DSTs in exchange for (and in termination of) the DST Interests. OP Units are subject to restrictions on transfer and may not be sold, transferred, pledged, assigned or otherwise hypothecated for a period of two years from the date of completion of the Roll-up Transaction. Thereafter, transfers of OP Units are prohibited without the prior consent of the General Partner, which may be withheld in its sole discretion. After the lapse of the foregoing two-year holding period, OP Units may be redeemed for common stock of the General Partner and/or cash, at the sole election of the Operating Partnership. The OP units issued to DST Investors are included as Limited Partners’ capital in the accompanying consolidated statements of partners’ capital. As of December 31, 2022 (Successor) and 2021 (Successor), there were no partnership interests issued to the General Partner. The General Partner and the Limited Partners are collectively referred to as Partners.

Profits and losses of the Operating Partnership (including depreciation and amortization deductions) for each fiscal year are allocated to unitholders in proportion to their ownership of the OP Units. Issuance of additional OP Units changes the ownership interests of the unitholders. Such transactions and the related proceeds are treated as capital transactions.

NOTE 7 – DISTRIBUTIONS

Partners are entitled, based on their respective partnership interests, to monthly cash distributions payable by the Operating Partnership. The General Partner, in its sole discretion, determines the timing and amount of any distributions to the Partners. Such cash flow, if available, will be distributed on a monthly basis.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

The table below presents the distributions paid and accrued to Partners for the year ended December 31, 2022 (Successor) and for the period from September 2, 2021 to December 31, 2021 (Successor).

	Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)
Distributions paid	$12,131	$190,026
Distributions accrued	$12,131	$191,037

DST Investors were entitled, based on their respective DST Interests, to monthly cash distributions payable by the DST, net of amounts required to pay and reimburse the Trustees and related expenses and retain amounts necessary to pay anticipated ordinary current and future expenses of the DST. Such cash flow, if available, was distributed on a monthly basis.

The table below presents the distributions paid and accrued to DST Investors for the period from January 1, 2021 to September 1, 2021 (Predecessor).

For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Distributions paid	$12,090
Distributions accrued	$12,213

NOTE 8 –LEASES

Rental Revenue as a Lessor

The Operating Partnership leases its 30 medical office properties and one student housing property under long term and short term operating leases. The remaining lease terms for the Operating Partnership’s medical office leases, as of December 31, 2022 (Successor), range from 5 years to 15 years. The lease terms for the Operating Partnership’s student housing leases generally approximate one year.

Medical office leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Operating Partnership/Predecessor for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Operating Partnership/Predecessor and recoverable under the terms of the lease. Under these leases, the Operating Partnership/Predecessor pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Student housing properties are typically leased by the bed on an individual lease liability basis and require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Operating Partnership for certain costs, primarily the tenant’s share of utilities expenses, incurred by the Operating Partnership. Under leases where all expenses are paid by the Operating Partnership/Predecessor, subject to reimbursement by the tenant, the expenses are included within property operating expenses. As per ASC 842, reimbursements for common area maintenance are considered non-lease components that are permitted to be combined with rental revenue. The combined lease component and reimbursements for insurance and taxes are reported as rental revenue on the consolidated and combined statements of operations and comprehensive income.

Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included on the consolidated and combined statements of operations and comprehensive income.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

Rental revenue related to the Operating Partnership’s/Predecessor’s operating leases is comprised of the following:

	Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)	For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Rental revenue—fixed payments	$21,796	$7,284	$14,069
Rental revenue—variable payments (a)	2,171	673	1,226
Amortization of acquired above and below market leases, net	1,389	463	609

Rental revenue	$25,356	$8,420	$15,904

(a)	Primarily includes tenant recovery income for real estate taxes, common area maintenance and insurance.

The future base rent payments, excluding variable lease payments, to be received under operating leases as of December 31, 2022 (Successor) for the years indicated, assuming no early terminations or expiring leases are renewed, are as follows:

Lease Payments
2023	$20,678
2024	21,032
2025	21,395
2026	21,765
2027	22,308
Thereafter	95,302

Total	$202,480

Concentration of Credit Risk

Revenue Concentration

For the year ended December 31, 2022 (Successor) and for the period from September 2, 2021 to December 31, 2021 (Successor), revenue from Ironwood Physicians, P.C. and Memorial Hermann Health System represented approximately 21% and 14%, respectively, of the Operating Partnership’s total revenues. For the period from January 1, 2021 to September 1, 2021 (Predecessor), revenue from Ironwood Physicians, P.C. and Memorial Hermann Health System represented approximately 22% and 13%, respectively, of the Predecessor’s total revenues.

Geographic Concentration

As of December 31, 2022 (Successor) and 2021 (Successor), Arizona, Texas and Connecticut represented approximately 27%, 26% and 15%, respectively, of our total rentable square feet of medical office properties.

Lease Expense as a Lessee

The Operating Partnership is a lessee under three ground leases.

Phoenix Property Ground Lease

The Phoenix property ground lease, which commenced on July 7, 1993 and extends through July 6, 2092, was assumed as part of a property purchased by Arizona Healthcare DST (“Arizona DST”) on June 6, 2018 (Predecessor). When Arizona DST assumed the lease, Arizona DST considered the lease terms and lease classification and accounted for the ground lease as an operating lease with an established lease term and payment schedule. At June 6, 2018 (Predecessor), Arizona DST recorded an operating lease liability of $1,516 and an operating lease right-of-use asset of $2,168 on its balance sheet. The operating lease liability was based on the present value of the ground lease’s future lease payments using an interest rate of 5.08% which the Arizona DST considered reasonable and within the range of the Arizona DST’s incremental borrowing rate. The operating lease right-of-use asset included acquired below market ground lease intangibles of $652.

On September 2, 2021 (Successor), the date of the Roll-up Transaction, the Operating Partnership reconsidered the lease terms and lease classification and accounted for the ground lease as an operating lease with an established lease term and payment schedule. At September 2, 2021 (Successor), the Operating Partnership recorded an operating lease liability of $1,687 and an operating lease right-

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

of-use asset of $2,395 on its consolidated balance sheet. The operating lease liability was based on the present value of the ground lease’s future lease payments using an interest rate of 4.75% which the Operating Partnership considers reasonable and within the range of the Operating Partnership’s incremental borrowing rate. The operating lease right-of-use asset included acquired below market ground lease intangibles of $708.

The remaining lease term for the Phoenix property ground lease is 69.5 years as of December 31, 2022 (Successor).

Jordan Valley Medical Center Ground Lease

The Jordan Valley Medical Center ground lease, which commenced on October 8, 2015 and extends through October 7, 2114 with three 15-year renewal options (which the Operating Partnership assumes will be exercised), was assumed as part of a property purchased by Healthcare Portfolio II DST (“Healthcare II DST”) on January 23, 2017 (Predecessor). When Healthcare II DST assumed the lease, Healthcare II DST considered the lease terms and lease classification and accounted for the ground lease as an operating lease. The entire rent for the ground lease has been paid before the lease was assumed. Therefore no lease liability has been recorded in the financial statements. At January 23, 2017 (Predecessor), Healthcare DST II recorded an operating lease right-of-use asset of $630, which represents the acquired below market ground lease intangibles.

On September 2, 2021 (Successor), the date of the Roll-up Transaction, the Operating Partnership reconsidered the lease terms and lease classification and recorded an operating lease right-of-use asset of $1,105, which represents the acquired below market ground lease intangibles.

The remaining lease term, including extensions, for the Jordan Valley Medical Center ground lease is 136.75 years as of December 31, 2022 (Successor).

Saint Elizabeth Medical Center Ground Lease

The Saint Elizabeth Medical Center ground lease, which commenced on January 17, 2017 and extends through December 31, 2077 with two 15-year renewal options (which the Operating Partnership assumed will be exercised), was assumed as part of a property purchased by Healthcare Portfolio VII DST (“Healthcare VII DST”) on December 20, 2018 (Predecessor). When Healthcare VII DST assumed the lease, Healthcare VII DST considered the lease terms and lease classification and accounted for the ground lease as a finance lease with an established lease term and payment schedule. At December 20, 2018 (Predecessor), Healthcare VII DST recorded a finance lease liability of $2,554 and a finance lease right-of-use asset of $2,086 on its balance sheet. The finance lease liability was based on the present value of the ground lease’s future lease payments using an interest rate of 5.21% which the Healthcare VII DST considered reasonable and within the range of the Healthcare VII DST’s incremental borrowing rate. The finance lease right-of-use asset was recorded net of the acquired above market ground lease intangibles of $468.

On September 2, 2021 (Successor), the date of the Roll-up Transaction, the Operating Partnership reconsidered the lease terms and lease classification and accounted for the ground lease as a finance lease with an established lease term and payment schedule. At September 2, 2021 (Successor), the Operating Partnership recorded a finance lease liability of $2,730 and a finance lease right-of-use asset of $2,230 on its consolidated balance sheet. The finance lease liability was based on the present value of the ground lease’s future lease payments using an interest rate of 5.06% which the Operating Partnership considers reasonable and within the range of the Operating Partnership’s incremental borrowing rate. The finance lease right-of-use asset was recorded net of the acquired above market ground lease intangibles of $500.

The remaining lease term, including extensions, for the Saint Elizabeth Medical Center ground lease is 85 years as of December 31, 2022 (Successor).

For the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor), total rent expense was $317, $102 and $205, respectively, recorded in property operating expenses on the consolidated and combined statements of operations and comprehensive income.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

The table below shows the cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2022 (Successor), for period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor):

	Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)	For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Operating cash flows - operating leases	$61	$20	$41
Operating cash flows - finance leases	$105	$35	$70

For the year ended December 31, 2022 (Successor), for period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor), total finance lease cost was comprised as follows:

	Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)	For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
Amortization of finance lease right-of-use asset	$58	$16	$38
Interest on finance lease liability	139	46	91

Total finance lease cost	$197	$62	$129

The table below shows the Operating Partnership’s finance lease right-of-use asset, net of amortization as of December 31, 2022 (Successor) and 2021 (Successor):

	December 31, 2022 (Successor)	December 31, 2021 (Successor)
Finance lease right-of-use asset, gross	$2,230	$2,230
Accumulated amortization	(74)	(16)

Finance lease right-of-use asset, net of amortization	$2,156	$2,214

Lease payments for the ground leases as of December 31, 2022 (Successor) for each of the five succeeding years and thereafter is as follows:

	Operating	Finance
2023	$64	$105
2024	67	105
2025	67	105
2026	67	105
2027	67	121
Thereafter	6,828	16,824

Total undiscounted lease payments	$7,160	$17,365

Less: Amount representing interest	(5,447)	(14,589)

Present value of lease liability	$1,713	$2,776

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Operating Partnership/Predecessor may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. As of December 31, 2022 (Successor) and 2021 (Successor), the Operating Partnership/Predecessor was not subject to any material litigation or aware of any pending or threatened material litigation.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

NOTE 10 – TRANSACTIONS WITH RELATED PARTIES

The following table summarizes the related party transactions for the year ended December 31, 2022 (Successor), for the period from September 2, 2021 to December 31, 2021 (Successor) and for the period from January 1, 2021 to September 1, 2021 (Predecessor). Certain compensation and fees payable to the Business Manager for services provided to the Operating Partnership/Predecessor are limited to maximum amounts.

					Unpaid amounts as of
			Year Ended December 31, 2022 (Successor)	For the Period from September 2, 2021 to December 31, 2021 (Successor)	December 31, 2022 (Successor)	December 31, 2021 (Successor)	For the Period from January 1, 2021 to September 1, 2021 (Predecessor)
General and administrative reimbursements	(a	)	$65	$772	$38	$502	$—
Loan costs	(b	)	$—	$2,751	$—	$237	$—
Offering Costs			$53	$—	$20	$—	$—

Real estate management fees			$532	$139	$—	$—	$333
Property operating expenses	(c	)	43	46	32	41	33

Total real estate management related costs	(d	)	$575	$185	$32	$41	$366

Business management fee	(e	)	$930	$302	$239	$179	$492
Other	(f	)	$—	$—	$290	$—	$—

(a)

The Business Manager, Asset Managers and their related parties are or were entitled to reimbursement for certain general and administrative expenses incurred by the Business Manager, Asset Managers or their related parties relating to the Operating Partnership’s/Predecessor’s administration. Such costs are included in general and administrative expenses in the consolidated and combined statements of operations and comprehensive income. General and administrative reimbursements include certain costs directly paid by IPC to third parties that are reimbursable by the Operating Partnership. Unpaid amounts are included in due to related parties on the consolidated balance sheets.

(b)

The Business Manager, Asset Managers and their related parties are or were entitled to reimbursement for certain legal costs and financing fees related to securing financing for the Operating Partnership/Predecessor. Such costs are capitalized as debt issuance costs on the consolidated balance sheets and amortized into interest expense on the consolidated and combined statements of operations and comprehensive income over the term of the related financing. Loan costs include certain costs directly paid by IPC to third parties that are reimbursable by the Operating Partnership. Unpaid amounts are included in due to related parties in the consolidated balance sheets.

(c)	Property operating expenses include certain expenses directly paid by IPC to third parties that are reimbursable by the Operating Partnership.

(d)

For each property that is managed by Inland Commercial Real Estate Services LLC (the “Real Estate Manager”), the Operating Partnership/Predecessor pays a monthly real estate management fee of up to 1.9% of the gross income from any single-tenant, net-leased property, 5.0% of the base rent for one of the properties, and up to 3.9% of the gross income from any other property type. The Real Estate Manager may, in its sole discretion, waive fees with respect to a particular property. For each property that is managed directly by the Real Estate Manager or its affiliates, the Operating Partnership/Predecessor pays the Real Estate Manager a separate leasing fee, if applicable. Further, in the event that the Operating Partnership/Predecessor engages its Real Estate Manager to provide construction management services for a property, the Operating Partnership/Predecessor pays a separate construction management fee. Leasing fees are included in deferred costs, net and construction management fees are included in building and other improvements in the consolidated balance sheets. The Operating Partnership/Predecessor also reimburses the Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Operating Partnership’s/Predecessor’s behalf, including the salaries, bonuses and benefits of persons performing services for the Real Estate Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as an executive officer of the Real Estate Manager or the Operating Partnership/Predecessor. Real estate management fees and reimbursable expenses are included in property operating expenses in the consolidated and combined statements of operations and comprehensive income. Unpaid amounts are included in due to related parties on the consolidated balance sheets.

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

(e)

Each DST paid a monthly asset management fee, out of the gross income generated by the Properties, to the respective Asset Manager in the amount provided in the asset management agreement. The Operating Partnership pays the Business Manager an annual business management fee equal to 0.25% of its “initial partnership assets” (“Business Management Fee”). The Business Management Fee is payable monthly in an amount equal to 0.0208% of its initial partnership assets as of the last day of the immediately preceding month. “Initial partnership assets” means, for any period, the average of the aggregate book value of the assets of the Operating Partnership, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, real estate assets, and all consolidated and unconsolidated joint ventures or other partnerships, before non-cash charges such as depreciation, amortization, impairments and bad debt reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. The Business Management Fee and asset management fee are included within Business management fee in the consolidated and combined statements of operations and comprehensive income. Unpaid amounts are included in due to related parties on the consolidated balance sheets.

(f)	Represents amount due to IPC for net assumed assets and liabilities related to the University Lofts acquisition.

Related Party Loan Receivable

On December 15, 2021, IPC borrowed $20,000 from the Operating Partnership under a promissory note agreement ( the “Note”) that consisted of a revolving credit facility to borrow up to $20,000. The Note bore an interest rate of 8.00% per annum, payable monthly, in arrears, commencing on January 1, 2022 and on the first day of each month thereafter. The principal amount of loan was payable, along with all accrued and unpaid interest, on March 14, 2022, the maturity date of the Note, at which point the loan was repaid in full. As of December 31, 2021 (Successor), the Operating Partnership had $20,000 receivable under the Note. The carrying value of the Note approximates its fair value as of December 31, 2021. Interest income of $324 and $76 on the Note for the year ended December 31, 2022 (Successor) and for the period from September 2, 2021 to December 31, 2021 (Successor), respectively, is included within interest and other income in the consolidated and combined statements of operations and comprehensive income.

Limited Partners’ Capital

As of December 31, 2022 (Successor) and 2021 (Successor), Limited Partners’ capital of $1,242 and $1,363, respectively, which represents 0.75% and 0.75%, respectively, of the total Limited Partners’ capital, was held by IPC and its affiliates.

Due from Related Parties

As of December 31, 2022 (Successor) and 2021 (Successor), zero and $1,110, respectively, of cash due from an affiliate is included in due from related parties in the consolidated balance sheets.

Acquisitions

On December 1, 2022, the Operating Partnership acquired University Lofts from an affiliate of the Operating Partnership. See Note 3 – Acquisitions for further information.

NOTE 11 – FAIR VALUE MEASUREMENTS

The Operating Partnership has estimated the fair value of its financial and non-financial instruments using available market information and valuation methodologies the Operating Partnership believes to be appropriate for these purposes.

Recurring Fair Value Measurements

For assets and liabilities measured at fair value on a recurring basis, the table below presents the fair value of the Operating Partnership’s cash flow hedges as well as their classification on the consolidated balance sheets as of December 31, 2022 (Successor) and 2021 (Successor).

	Fair Value
	Level 1	Level 2	Level 3	Total
December 31, 2022 (Successor)
Interest rate swap agreements—Other assets	$—	$9,056	$—	$9,056
Interest rate cap agreements—Other assets	$—	$6,635	$—	$6,635
December 31, 2021 (Successor)
Interest rate swap agreements—Other assets	$—	$925	$—	$925
Interest rate cap agreements—Other assets	$—	$1,094	$—	$1,094

The fair value of derivative instruments was estimated based on data observed in the forward yield curve which is widely observed in the marketplace. The Operating Partnership also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the counterparty’s nonperformance risk in the fair value measurements which utilize Level 3 inputs, such as estimates of current credit spreads. The Operating Partnership has determined that the credit valuation adjustments are not significant to the overall valuation of its derivative interest rate swap and interest rate cap agreements and therefore has classified these in Level 2 of the hierarchy.

NOTE 12 – SEGMENT REPORTING

As of December 31, 2022 (Successor), the Operating Partnership operates in two reportable segments: Healthcare and Student Housing. The Operating Partnership assesses performance and makes operational decisions based on the performance of each segment individually. The Operating Partnership believes that segment net operating income is a key performance metric that captures the unique operating characteristics of each segment. The Operating Partnership defines segment net operating income as total revenues less property operating expenses and real estate tax expense attributable to the segment.

Prior to December 31, 2022, the Operating Partnership managed its operations on an aggregated, single segment basis for purposes of assessing performance and making operational decisions and, accordingly, had only one reporting and operating segment.

The following table details the total assets by reportable segment as of December 31, 2022 (Successor):

December 31, 2022 (Successor)
Healthcare	$406,266
Student Housing	38,349
Corporate and other	11,224

Total assets	$455,839

The following table details the financial results by reportable segment for the year ended December 31, 2022 (Successor):

	Healthcare	Student Housing	Total
Revenues:
Rental revenue	$24,961	$395	$25,356
Other property revenue	17	—	17

Total revenues	24,978	395	25,373

Expenses:
Property operating expenses	1,920	118	2,038
Real estate tax expense	864	32	896

Total expenses	2,784	150	2,934

Segment net operating income	$22,194	$245	$22,439

Depreciation and amortization	$(15,189)	$(351)	$(15,540)
General and administrative expenses			$(722)
Business management fee			(930)
Interest expense			(8,552)
Interest and other income			327

Net (loss) income			$(2,978)

IPC ALTERNATIVE ASSETS OPERATING PARTNERSHIP, LP

NOTES TO FINANCIAL STATEMENTS

(Dollar amounts in thousands)

NOTE 13 – SUBSEQUENT EVENTS

In connection with the preparation of its consolidated financial statements, the Operating Partnership has evaluated events that occurred subsequent to December 31, 2022 through May 2, 2023 to determine whether any of these events required disclosure in the consolidated financial statements.

CONA Mortgage Loan cap

Effective February 1, 2023, the CONA Mortgage Loan cap was transitioned from LIBOR to Term SOFR. The floating rate benchmark was updated to Term SOFR, the notional amount was increased to $68,439, the cap rate was updated to 2.00% and the maturity date was updated to January 2, 2025.

CONA Mortgage Loan swap

On March 9, 2023, the Operating Partnership entered into an interest rate swap, which is effective January 2, 2025, to manage its exposure to interest rate fluctuations for CONA Mortgage Loan. The swap has a notional amount of $26,500, pay fixed rate of 3.48%, receive floating rate of 1-month Term SOFR and matures on September 28, 2026.

APPENDIX A: DISTRIBUTION REINVESTMENT PLAN

This Distribution Reinvestment Plan (the “Plan”) has been adopted by IPC Alternative Real Estate Income Trust, Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who elect to participate in the Plan or who are automatically enrolled pursuant to the terms of a subscription for shares of the Company’s common stock (the “Shares”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each participating Stockholder (the “Participants”) and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.

2. Effective Date. The effective date of this Plan shall be the date of the commencement of the Company’s initial public offering (such offering or any future public offering of Shares, an “Offering”).

3. Procedure for Participation. Any Stockholder may elect to become a Participant by completing and executing a subscription agreement for Shares (which may provide for automatic enrollment unless such Stockholder opts out), an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for an Offering or any soliciting dealer participating in the distribution of Shares for an Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant agrees that if such Participant fails to meet the then-current suitability requirements for making an investment in the Company or cannot make the other representations or warranties as set forth in the Company’s most recent applicable prospectus or subscription agreement, enrollment form or other authorization form, such Participant will promptly so notify the Company in writing.

5. Purchase of Shares. Participants will acquire Shares from the Company under the Plan at a price equal to the most recently disclosed transaction price per Share applicable to the class of Shares purchased by the Participant on the date that the Distribution is payable (calculated as of the most recent month end). No upfront selling commissions will be payable with respect to Shares purchased pursuant to the Plan, but such Shares will be subject to ongoing distribution fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated. Shares to be distributed by the Company in connection with the Plan will be supplied from Shares which are or will be registered with the Securities and Exchange Commission (the “SEC”).

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 business days’ prior written notice to the Company. This notice must be received by the Company 10 business days prior to a Distribution payment date in order for a Participant’s termination to be effective for such Distribution payment date. Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a

A-1

Participant requests that the Company repurchase all or any portion of the Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional Share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 business days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon 10 business days’ written notice to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

A-2

APPENDIX B: FORM OF SUBSCRIPTION AGREEMENT

A—INVESTMENT
1.	☐ INITIAL INVESTMENT Total Invested: $	☐ ADDITIONAL INVESTMENT (Minimum $500) Account Number:

METHOD OF INVESTMENT:

☐   CHECK ENCLOSED—Make check payable to [●], as Escrow Agent for IPC Alternative Real Estate Income Trust, Inc. c/o Inland (We do not accept cash, starter checks, foreign checks, travelers checks or third party checks.)

☐   FUNDS SENT SEPARATEL

☐ FUNDS WIRED Wiring Instructions: UMB Bank ABA # [_] 1008 Oak Street DDA Account # [_] Kansas City, MO 64106 FBO: Name of Stockholder

TYPE OF PURCHASE (Please select one)

☐ CLASS T SHARES	(Minimum investment $2,500)	☐ VOLUME DISCOUNT Class T or S Shares if purchase qualifies for a breakpoint as described in the prospectus

☐ CLASS S SHARES	(Minimum investment $2,500)

☐ CLASS D SHARES	(Minimum investment $2,500 Available to certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus.)

☐ CLASS I SHARES	(Minimum investment $ 1,000,000 unless waived by dealer manager. Available to certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus.)

☐ EMPLOYEE or AFFILIATE, check if applicable.

B—TYPE OF OWNERSHIP
PLEASE COMPLETE EITHER SECTION 1 OR 2

1	NON-CUSTODIAL ACCOUNT TYPE	2	CUSTODIAL ACCOUNT TYPE

	☐ Individual Ownership		☐ Traditional IRA

	☐ Transfer on Death (See section C-11)		☐ Beneficiary IRA

	☐ Joint Tenants with Rights of Survivorship*		Decedent Name

	☐ Transfer on Death (See section C-11)		Date of Death

	☐ Tenants in Common*		☐ Roth IRA

	☐ Community Property*		☐ SEP IRA

	☐ Trust (Trust Certification Required)		☐ Brokerage Account

	☐ Revocable ☐ Irrevocable		☐ Pension or PSP

	☐ Pension or PSP (Plan Documents Required)		☐ Other

	☐ UTMA / UGMA		Custodian Information (To be completed by Custodian)

	State of		Custodian Name

	Guardian		Custodian Address

☐ Corporate Ownership (Corporate Resolution Required)

☐ C-Corp ☐ S-Corp

	☐ LLC Ownership (LLC Agreement Required)		Custodian Tax ID #

	☐ Other		Custodian Account #

	* All Parties Must Sign		Custodian Telephone #

C—INVESTOR INFORMATION
INVESTOR/BENEFICIAL OWNER

1.	Investor/Trustee/Administrator/UTMA/UGMA Minor’s Name				Date of Birth
	First		Middle	Last	MM/DD/YYYY

2.	Social Security/Tax ID #

3.	Citizenship Status (Required)	☐U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien (attach an original completed Form W-8BEN)

4.	CO-INVESTOR/BENEFICIAL OWNER Co-Investor/Co-Trustee/Administrator/UTMA/UGMA Guardian’s Name
	First		Middle	Last	MM/DD/YYYY

5	Social Security/Tax ID #

6	Citizenship Status (Required)	☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien (attach an original completed Form W-8BEN)

7.	If Trust/Pension/PSP or Other Entity, Please Provide Complete Title - See Section B-1 for documentation requirements

	Tax ID # OR		Social Security #		Date of Trust/Pension/PSP/Other

8.	Residence Address—Required by Law—No P.O. Boxes
	City			State	Zip

9.	Alternate Mailing Address—P.O. Boxes are Acceptable

	City			State	Zip

10.	Telephone Number		☐ Home	☐ Cell	☐ Work

11.	Transfer on Death (Beneficiary information, if applicable)—Not available for residents of Louisiana. Individual or joint account with rights of survivorship only. Social security number optional, however date of birth is required. Designate whole percentages only. Must equal 100%. TOD designation shall be governed by the laws of the State of Missouri.

First name	(MI) Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary % ☐ Secondary %

First name	(MI) Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary % ☐ Secondary %

First name	(MI) Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary % ☐ Secondary %

First name	(MI) Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary % ☐ Secondary %

D—DISTRIBUTION OPTIONS (select only one)

Please read the following section carefully.

You are automatically enrolled in our Distribution Reinvestment Plan (DRP) unless you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON. If you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON, you are not automatically enrolled in the DRP and will receive cash distributions unless you elect to enroll in the DRP.

1. Cash Distribution Election

(A) If you are a resident of the states listed above, you are not automatically enrolled in the DRP. You will receive cash distributions unless you elect to enroll in the DRP. If you want to receive cash distributions, complete this Section 1. If you want to enroll in the DRP, continue to Section 2(A).

(B) If you are not a resident of the states listed above, you are automatically enrolled in the DRP. If you want to elect to receive cash distributions, complete this Section 1. If you want to remain enrolled in the DRP, continue to Section E—Electronic Delivery.

For Custodial held accounts, if you elect cash distributions the funds must be sent to the Custodian.

☐	Mail to Residence Address

☐	Mail Distributions to a Third Party (Complete Section Below)

Name of Bank, Brokerage Firm, or Individual

Mailing Address

City	State	Zip

Account #

☐	Send Distributions via ACH

I authorize IPC Alternative Real Estate Income Trust, Inc. (the “Company”) or its agent to deposit my distribution into my checking or savings account. This authorization will remain in force until I notify the Company in writing to cancel it. In the event the Company deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State

Your Bank’s ABA Routing Number	Your Bank Account Number

☐ Checking (Attach a pre-printed VOIDED check)                 ☐ Savings (Attach a VOIDED deposit slip)

2. Distribution Reinvestment Election

(A) If you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON, initial below to enroll in the DRP and continue to Section E—ELECTRONIC DELIVERY.

Investor Initials	☐	Co-Investor Initials	☐

(B) If you are not a resident of the states listed above, you are automatically enrolled in the DRP. If you want to remain enrolled in the DRP, continue to Section E—Electronic Delivery.

E—ELECTRONIC DELIVERY

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other stockholder communications and reports, you may elect to receive electronic delivery of stockholder communications from IPC Alternative Real Estate Income Trust, Inc. If you would like to consent to electronic delivery, including pursuant to e-mail, please check the box below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications. By consenting below to electronically receive stockholder communications, including your account specific information (when available), you authorize us to either (i) e-mail stockholder communications to you directly or (ii) make them available on our website and notify you by e-mail when and where such documents are available.

Your consent to electronic delivery will be on an unlimited duration and you will not receive paper copies of these electronic materials unless (i) specifically requested, (ii) you inform us in writing that you revoke your consent, (iii) the delivery of electronic materials is prohibited or (iv) we, in our sole descretion elect to send paper copies of materials.

By consenting to electronic access, you will be responsible for your customary internet service provider charges and may be required to download software in connection with access to these materials.

Initials Investor	Co-Investor

☐	☐	I consent to electronic delivery (Please provide only one email address)	E-mail Address

F—INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES

1.	The undersigned further acknowledges and/or represents (or in the case of fiduciary accounts, the person authorized to sign on such investor’s behalf) the following:

PLEASE NOTE: Items (A) through (E) below MUST BE INITIALED by the investor(s), and if applicable, the trustee or administrator, from ALL states and jurisdictions. Items (F) through (W) must be initialed if you reside in one of the applicable states listed below.

Initials Investor Co-Investor

☐	☐	(A) I (we) have received, not less than five (5) business days prior to the signing of this Subscription Agreement, the final prospectus of the Company, as supplemented.

☐	☐

(B)  I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $70,000 and (without regard to investment in the Company) I (we) have gross income due in the current year of at least $70,000; or (ii) have a net worth (excluding home, home furnishings and automobiles) of at least $250,000. In addition to the foregoing general suitability standards, I (we) meet, and have represented as such below, the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.”In the case of sales to fiduciary accounts, the suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

☐	☐

(C)  I am (we are) purchasing the shares for my (our) own account; or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute the Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

☐	☐	(D) I (we) acknowledge that the shares are not liquid, there is no current market for the shares and I (we) may not be able to sell the shares.

☐	☐

(E)  I understand that the transaction price per share at which my investment will be executed will be made available at www.inland-investments.com/[            ] and in a prospectus supplement filed with the SEC, available at www.sec.gov.

I understand that my subscription request will not be accepted before the later of (i) two business days before the first calendar day of the month and (ii) three business days after the transaction price is made available. I understand that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying Inland Investor Services, through my financial intermediary or directly on the Company’s toll-free, telephone line, 800-826-8228.

Initials Investor Co-Investor

Please initial the appropriate box if you reside in one of the states listed below. In each case, these special suitability standards are in addition to the general suitability requirements above and exclude from the calculation of net worth the value of the investor’s home, home furnishings and automobiles. Unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

☐	☐	(F) For Alabama residents: Investors residing in Alabama may not invest more than 10% of their liquid net worth in us and our affiliates.

☐	☐

(G) For Idaho residents: Investors residing in Idaho must have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

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(H) For Iowa residents: Investors residing in Iowa must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, the aggregate investment in this offering and in the securities of other public, non-listed REITs may not exceed 10% of their liquid net worth. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

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(I)   For Kansas residents: The Office of the Kansas Securities Commissioner recommends that an investor’s aggregate investment in this offering and other non-traded real estate investment trusts not exceed 10% of the investor’s liquid net worth.

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(J)   For Kentucky residents: Investors residing in Kentucky may not invest more than 10% of their liquid net worth in our shares or in any shares of our affiliated public, non-listed REITs. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

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(K) For Maine residents: The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and other similar direct participation investments not exceed 10% of the investor’s liquid net worth.

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(L)  For Massachusetts residents: Investors residing in Massachusetts must limit their aggregate investment in us and other illiquid direct participation programs to not more than 10% of their liquid net worth. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

☐	☐	(M) For Missouri residents: Investors residing in Missouri must limit their investment in us to not more than 10% of their liquid net worth.

☐	☐

(N)  For Nebraska residents: Investors residing in Nebraska who do not meet the definition of “accredited investor” as defined in Regulation D under Securities Act of 1933, as amended, must limit their aggregate investment in this offering and in the securities of other public, non-listed direct participation programs to 10% of such investor’s net worth.

Initials Investor Co-Investor

☐	☐

(O) For New Jersey residents: Investors residing in New Jersey are required to have (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least $350,000. In addition, the total investment in us, our affiliates and other public, non-listed direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of an investor’s liquid net worth. For purposes of New Jersey’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities)that consist of cash, cash equivalents and readily marketable securities.

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(P)  For New Mexico residents: Investors residing in New Mexico may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other public, non-listed REITs. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

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(Q) For North Dakota residents: Investors residing in North Dakota must have a net worth of at least ten times their investment in us. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

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(R)  For Ohio residents: Investors residing in Ohio may not invest more than 10% of their liquid net worth in us, our affiliates and other public, non-listed REITs. For purposes of Ohio’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

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(S)  For Oregon residents: Investors residing in Oregon may not invest more than 10% of their net worth in this offering. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

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(T)  For Pennsylvania residents: Investors residing in Pennsylvania may not invest more than 10% of their net worth in us. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit. In addition, because the minimum offering amount is less than $125,000,000, Pennsylvania investors are cautioned to carefully evaluate the Company’s ability to fully accomplish its stated objectives, and to inquire as to the current dollar value of the Company’s subscriptions. Further, subscriptions from Pennsylvania residents will not be released from escrow until either (i) the Company has received, prior to the termination of its primary offering, purchase orders for at least $62,500,000 (including subscription orders by residents of other jurisdictions and by The Inland Real Estate Group of Companies, Inc., its affiliates and the Company’s directors and officers) of shares of the Company’s common stock in any combination of purchases of Class T shares, Class S shares, Class D shares and Class I shares and/or (ii) the Company obtains, prior to the termination of our primary offering, $62,500,000 in assets.

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(U)  For Puerto Rico residents: Investors residing in Puerto Rico may not invest more than 10% of that investor’s liquid net worth in us, our affiliates, and in other public, non-listed REITs. For purposes of Puerto Rico’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities. Investors who are accredited as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

☐	☐	(V) For Tennessee residents: Investors residing in Tennessee who are not “accredited investors” as defined in 17 C.F.R. § 230.501 may not invest more than 10% of their net worth in us.

☐	☐

(W)  For Vermont residents: Investors residing in Vermont who are not “accredited investors” as defined in 17 C.F.R. § 230.501 may not purchase an amount of shares in this offering that exceeds 10% of the investors’ liquid net worth.

As used above, “affiliates” means Inland Real Estate Income Trust, Inc., Inland Residential Properties Trust, Inc. and InPoint Commercial Real Estate Income, Inc., but does not include (i) InvenTrust Properties Corp., a REIT previously sponsored by Inland Real Estate Investment Corporation (“IREIC”), which internalized its management in March 2014, (ii) IRC Retail Centers LLC, an entity previously sponsored by IREIC, or (iii) Retail Properties of America, Inc., a REIT previously sponsored by IREIC, which is publicly traded on the New York Stock Exchange.

2.	THE UNDERSIGNED CERTIFIES, under penalties of perjury, (i) that the taxpayer identification number shown on the Subscription Agreement is true, correct and complete, (ii) that I am (we are) not subject to backup withholding either because I (we) have not been notified that I am (we are) subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me (us) that I am (we are) no longer subject to backup withholding, (iii) I am a U.S. citizen or other U.S. person and (iv) the FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. See Form W-9 instructions at http://www.irs.gov

Exempt payee code (if any) Exemption from FATCA reporting code (if any)

Signature—Investor/Trustee/Administrator/POA*	Print Name—Investor/Trustee/Administrator/POA	MM/DD/YYYY

Signature - Co-Investor/Co-Trustee (If Applicable)	Print Name - Co-Investor/Co-Trustee (If Applicable)	MM/DD/YYYY

Signature - Custodian (If Applicable)	Print Name - Custodian (If Applicable)	MM/DD/YYYY

* Must Include Supporting Document(s)

☐

I am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. For Washington residents, except in the case of fiduciary accounts, the investor may not grant any person a power-of-attorney to make such representations on his or her behalf.

G—SELLING PARTY ACKNOWLEDGEMENT AND SIGNATURE

To be completed by the Registered Representative (RR) of the participating Broker Dealer (BD) or the Investment Advisor Representative (IAR) of the participating Registered Investment Advisor (RIA).

RR/IAR Name(s)

Mailing Address

City	State	Zip

Telephone Number	E-mail Address

BD or RIA Firm Name

Rep ID # (Required)	Branch ID # (Required)

Client Account #	IAR CRD #

The undersigned confirm on behalf of the Broker Dealer or Registered Investment Advisor that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the limited liquidity and marketability of the shares; (iv) have delivered a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) if applicable, have discussed such higher suitability as may be required or recommended by certain states as set forth in Section F of this subscription agreement; (vii) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (viii) understand that the sale of shares in accordance with the prospectus is subject to any applicable enhanced standard of conduct, including, but not limited to, the “best interest” standard applicable under Rule 15l-1 under the Securities Exchange Act of 1934.

BD Only: The undersigned Registered Representative further represents and certifies that, in connection with this subscription for shares, he (she) has complied with and has followed all applicable policies and procedures under their firm’s existing Anti-Money Laundering Program and Customer Identification Program.

Signature—RR or IAR (Required)	MM/DD/YYYY

Signature—RR or IAR (Required)	MM/DD/YYYY

For Non-Custodial Ownership Accounts: Please send the completed and executed subscription agreement and your check made payable to:

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC. c/o INLAND to the address below.

For Custodial Ownership Accounts: Checks should be made payable to the custodian and sent along with the completed and executed subscription agreement to the custodian.

Regular Mail—P.O. Box 219182, Kansas City, Missouri 64121-9182	Wiring Instructions:

Overnight Delivery—430 W. 7th Street, Kansas City, Missouri 64105	UMB Bank ABA # [_]

Fax Delivery—855.223.2479	1008 Oak Street DDA Account # [_]

E-mail Delivery—Inland@dstsystems.com	Kansas City, MO 64106 FBO: Name of Stockholder

Inland Investor Services—800.826.8228

APPENDIX C: PRIOR PERFORMANCE TABLES

The following prior performance tables provide information relating to certain real estate investment programs sponsored by our sponsor, Inland Real Estate Investment Corporation, and its affiliates, collectively referred to herein as the prior programs. These prior programs focus on investing in commercial real estate or commercial real estate debt. Each individual prior program has its own specific investment objectives. We consider a program to have investment objectives similar to ours if the program seeks steady income and potential capital appreciation by investing in stabilized or substantially stabilized commercial real estate. Of those programs sponsored by our sponsor or its affiliates during the ten-year period ended December 31, 2022, we consider only the following programs to have investment objectives similar to ours: InvenTrust Properties Corp., (“InvenTrust”), Inland Diversified Real Estate Trust, Inc. (“Inland Diversified”), Inland Real Estate Income Trust, Inc. (“IREIT”), Inland Residential Properties Trust, Inc. (“Inland Residential”), MH Ventures 2019-1, LLC (“MH-2019”), and MH Ventures Fund II, Inc. (“MH Ventures II”). We have presented all prior programs that have investment objectives similar to ours and certain other recent programs that do not have investment objectives similar to ours, as required by applicable SEC guidance.

This information should be read together with the summary information included in the “Prior Performance” section of this prospectus.

By purchasing shares in this offering, you will not acquire any ownership interest in any prior real estate programs to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the prior programs discussed. Further, certain of the prior programs discussed in this section were conducted through privately-held entities that were subject neither to the fees and expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered REIT.

Description of the Tables

The following tables are included herein:

Table I	-	Experience in Raising and Investing Funds

Table II	-	(Omitted) Compensation to Sponsor has been omitted since compensation data is included in Table IV—Results of Completed Programs.

Table III	-	Operating Results of Prior Programs

Table IV	-	Results of Completed Programs

Table V	-	Sales or Disposals of Property

APPENDIX C: PRIOR PERFORMANCE TABLES

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

The following table provides a summary of the experience of our sponsor or its affiliates in investing and raising funds in prior programs for which the offerings have closed after January 1, 2020. Information is provided pertaining to the timing and length of the offering and the time period over which the proceeds have been invested in the properties. MH-2019 and MH Ventures II have investment objectives similar to ours.

	MH Ventures 2019-1, LLC	MH Ventures Fund II, Inc.	InPoint Commercial Real Estate Income, Inc. (1)
Dollar amount offered	$24,770,000	$150,000,000	$4,250,000,000
Dollar amount raised	$23,980,477	$159,996,477	$42,704,707
Length of offering (in months)	44	61	N/A	(2)
Months to invest 90% of amount available for investment (measured from date of offering)	0	N/A	N/A	(2)

(1)

This table depicts the amount offered and raised through InPoint’s public offerings of common stock, including distribution reinvestment plans. The presentation does not include InPoint’s private offering of up to $500 million in Class P shares or its underwritten public offering of Series A Preferred Stock. InPoint issued and sold 10,258,094 Class P shares in its private offering for total gross proceeds of $276.7 million. InPoint received net proceeds in the Preferred Stock Offering of $86.3 million after underwriter’s discount and issuance costs. Although InPoint has been included for purposes of this table, we do not consider InPoint to have investment objectives similar to ours.

(2)

InPoint’s second public offering of common stock was ongoing as of December 31, 2022. The offering has not been terminated but the board of directors suspended the offering effective as of February 10, 2023.

APPENDIX C: PRIOR PERFORMANCE TABLES

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

The following table sets forth the unaudited operating results of prior programs sponsored by our sponsor or its affiliates, the offerings of which have closed or are open-ended after January 1, 2018. For these programs, this table shows: the income or loss of such programs (except as otherwise noted, based on U.S. generally accepted accounting principles (“GAAP”)); the cash they generated from operations, sales and financings; and information regarding cash distributions. MH-2019 and MH Ventures II have investment objectives similar to ours. Unless otherwise indicated, all amounts are as of and for the year ended December 31 for the year indicated.

MH Ventures 2019-1, LLC
	2020	2021	2022(1)
Selected Operating Results
Operating revenues	$6,895,848	$6,581,558	$(55,611)
Operating expenses	$5,423,101	$(27,820,699)	$252,758
Interest expense	$1,705,018	$1,667,442	$0
Operating income	$1,472,747	$34,402,257	$(308,369)
Net income – GAAP basis	$(232,270)	$32,734,814	$(308,369)
Summary Statements of Cash Flows
Cash flows provided by operating activities	$1,278,015	$1,703,401	$(308,369)
Cash flows provided by investing activities	$91,625	$49,958,933	$0
Cash flows provided by financing activities	$(1,486,882)	$(50,947,539)	$0
Amount and Source of Distributions
Amount of cash distributions paid to common stockholders	$1,492,000	$50,783,613	$1,549,986
Amount of reinvested distributions paid to common stockholders	—	—	—
Total distributions paid to common stockholders	$1,492,000	$50,783,613	$1,549,986
Sources of Distributions (per $1,000 invested)
From operations	$1,492,000	$1,500,000	—
From sales of properties	—	$49,283,613	$1,549,986
From debt financing	—	—	—
From offering proceeds	—	—	—
From other sources	—	—	—
Summary Balance Sheet
Total assets (before depreciation/amortization)	$57,677,711	$2,015,578	$0
Total assets (after depreciation)	$54,785,387	$2,015,578	$0
Total liabilities	$34,877,670	$156,661	$0
Share Valuation
Estimated per share at December 31st(2)	N/A	N/A	N/A

(1)	On November 23, 2021, MH-2019 sold all 13 communities for $93.0 million.
(2)	MH-2019 was offered on a private placement basis and did not report a net asset value per share.

APPENDIX C: PRIOR PERFORMANCE TABLES

MH Ventures Fund II, Inc.
	2020	2021	2022
Selected Operating Results
Operating revenues	$14,214	$1,709,613	$4,210,587
Operating expenses	$29,321	$2,545,932	$6,079,735
Interest expense	$0	$23,719	$382,618
Operating income	$(15,107)	$(836,319)	$(1,869,148)
Net income – GAAP basis	$(15,107)	$(860,038)	$(2,251,766)
Summary Statements of Cash Flows
Cash flows provided by operating activities	$609,000	$290,000	$1,209,144
Cash flows provided by investing activities	$(11,356,000)	$(47,746,000)	$(16,428,562)
Cash flows provided by financing activities	$12,865,000	$49,336,000	$21,909,542
Amount and Source of Distributions
Amount of cash distributions paid to common stockholders	—	$474,414	$1,842,311
Amount of reinvested distributions paid to common stockholders	—	—
Total distributions paid to common stockholders	—	$474,414	$1,842,311
Sources of Distributions (per $1,000 invested)
From operations	—	$474,414	$1,842,311
From sales of properties	—	—	—
From debt financing	—	—	—
From offering proceeds	—	—	—
From other sources	—	—	—
Summary Balance Sheet
Total assets (before depreciation/amortization)	$13,490,080	$62,383,684	$139,851,080
Total assets (after depreciation)	$13,481,298	$$61,797,444	$137,562,257
Total liabilities	$13,631,051	$30,347,193	$21,784,232
Share Valuation
Estimated per share at December 31st(1)	N/A	N/A	N/A

(1)	MH Ventures II was offered on a private placement basis and did not report a net asset value per share.

APPENDIX C: PRIOR PERFORMANCE TABLES

InPoint Commercial Real Estate Income, Inc.
	2020	2021	2022
Selected Operating Results
Operating revenues	$34,462,000	$37,097,000	$46,384,000
Operating expenses	$(13,019,000)	$(18,423,000)	$(20,103,000)
Interest expense	$(10,317,000)	$(8,801,000)	$(15,110,000)
Operating income	$11,126,000	$9,873,000	$11,171,000
Net income – GAAP basis	$(28,784,000)	$9,873,000	$11,171,000
Summary Statements of Cash Flows
Cash flows provided by operating activities	$11,998,000	$11,644,000	$16,661,000
Cash flows provided by investing activities	$163,931,000	$(222,394,000)	$(152,278,000)
Cash flows provided by financing activities	$(141,461,000)	$195,911,000	$124,015,000
Amount and Source of Distributions
Amount of cash distributions paid to common stockholders	$9,251,000	$12,388,000	$10,491,000
Amount of reinvested distributions paid to common stockholders	$244,000	$583,000	$563,000
Total distributions paid to common stockholders	$9,495,000	$12,971,000	$11,054,000
Sources of Distributions (per $1,000 invested)
From operations	100.0%	82.9%	100.0%
From sales of properties	—	—	—
From debt financing	—	—	—
From offering proceeds	—	17.1%	—
From other sources	—	—	—
Summary Balance Sheet
Total assets (before depreciation/amortization)	$555,241,000	$765,441,000	$908,443,000
Total assets (after depreciation)	$554,991,000	$764,428,000	$906,815,000
Total liabilities	$314,735,000	$457,283,000	$620,180,000
Share Valuation
Estimated per share at December 31st	$20.1348	$20.1761	$19.5127

APPENDIX C: PRIOR PERFORMANCE TABLES

Fayetteville Student Housing DST(1), (2)
	2020	2021	2022(3)
Selected Operating Results
Operating revenues	$3,528,195	$3,668,166	$2,461,891
Operating expenses	$122,004	$126,296	$99,821
Interest expense	$1,270,478	$1,267,007	$951,123
Operating income	$2,135,714	$2,274,863	$1,410,947
Net income	$2,135,759	$2,275,044	$1,411,204
Summary Statements of Cash Flows
Cash flows provided by operating activities	$2,135,759	$2,275,044	$1,411,204
Cash flows provided by investing activities	$(98,953)	$(13,166)	$(25,694)
Cash flows provided by financing activities	—	—	—
Amount and Source of Distributions
Amount of cash distributions paid to common stockholders	$1,778,868	$1,778,867	$1,334,151
Amount of reinvested distributions paid to common stockholders	$0	$0	$0
Total distributions paid to common stockholders	$1,778,868	$1,778,867	$1,334,151
Sources of Distributions (per $1,000 invested)
From operations	100%	100%	100%
From sales of properties	—	—	—
From debt financing	—	—	—
From offering proceeds	—	—	—
From other sources	—	—	—
Summary Balance Sheet(4)
Total assets (before depreciation/amortization)	N/A	N/A	N/A
Total assets (after depreciation)	N/A	N/A	N/A
Total liabilities	N/A	N/A	N/A
Share Valuation
Estimated per share at December 31st(5)	N/A	N/A	N/A

(1)

Fayetteville Student Housing DST is a private placement program sponsored by IPC. This program does not have investment objectives similar to ours, but was selected for this table because its offering closed after January 1, 2018 and it invested in the same alternative property types in which we intend to invest.

(2)	Results are not presented in accordance with GAAP, but rather presented on a modified accrual basis at the property level.
(3)	For purposes of this initial filing, this table reflects results through September 30, 2022.
(4)

Because this program was designed for, but not limited to, prospective investors seeking to defer the recognition of gain on the sale of other real property under Section 1031 of the Code, and because each investor has its own tax basis, IPC does not maintain a balance sheet for this program.

(5)	Fayetteville Student Housing DST was offered on a private placement basis and did not report a net asset value per share.

APPENDIX C: PRIOR PERFORMANCE TABLES

Self-Storage Portfolio VIII DST(1), (2)
	2020	2021	2022(3)
Selected Operating Results
Operating revenues	$12,296,754	$14,136,991		$12,013,482
Operating expenses	$428,332	$432,917		$319,154
Interest expense	$5,386,624	$5,371,907		$4,032,609
Operating income	$6,481,798	$8,332,167		$7,661,719
Net income – GAAP basis	$6,496,809	$8,332,701		$7,662,658
Summary Statements of Cash Flows
Cash flows provided by operating activities	$6,481,798	$8,332,167		$7,661,719
Cash flows provided by investing activities	$15,011	$534		$939
Cash flows provided by financing activities	—	—	-$	192,615
Amount and Source of Distributions
Amount of cash distributions paid to common stockholders	$5,587,812	$5,587,812		$4,462,178
Amount of reinvested distributions paid to common stockholders	$0	$0		$0
Total distributions paid to common stockholders	$5,587,812	$5,587,812		$4,462,178
Sources of Distributions (per $1,000 invested)
From operations	100%	100%		100%
From sales of properties	—	—		—
From debt financing	—	—		—
From offering proceeds	—	—		—
From other sources –	—	—		—
Summary Balance Sheet(4)
Total assets (before depreciation/amortization)	N/A	N/A		N/A
Total assets (after depreciation)	N/A	N/A		N/A
Total liabilities	N/A	N/A		N/A
Share Valuation
Estimated per share at December 31st(5)	N/A	N/A		N/A

(1)

Self-Storage Portfolio VIII DST is a private placement program sponsored by IPC. This program does not have investment objectives similar to ours, but was selected for this table because its offering closed after January 1, 2018 and it invested in the same alternative property types in which we intend to invest.

(2)	Results are not presented in accordance with GAAP, but rather presented on a modified accrual basis at the property level.
(3)	For purposes of this initial filing, this table reflects results through September 30, 2022.
(4)

Because this program was designed for, but not limited to, prospective investors seeking to defer the recognition of gain on the sale of other real property under Section 1031 of the Code, and because each investor has its own tax basis, IPC does not maintain a balance sheet for this program.

(5)	Self-Storage Portfolio VIII DST was offered on a private placement basis and did not report a net asset value per share.

APPENDIX C: PRIOR PERFORMANCE TABLES

TABLE IV

RESULTS OF COMPLETED PROGRAMS

The following table summarizes information on the results of the prior programs that have completed operations during the five-year period ended December 31, 2022. Only MH-2019 and Inland Residential have investment objectives similar to ours.

Self-Storage Portfolio I DST, Self-Storage Portfolio II DST and Self-Storage Portfolio IV DST were private placement programs sponsored by IPC. These programs do not have investment objectives similar to ours, but were selected for this table because they were completed within the five-year period ended December 31, 2022 and invested in the same alternative property types in which we intend to invest.

	MH Ventures 2019-1, LLC		Inland Residential Properties Trust, Inc.		Self-Storage Portfolio I DST	Self-Storage Portfolio II DST	Self-Storage Portfolio IV DST
Date of completion of operations	10/31/2022		9/18/2019		10/21/2021	10/20/2021	10/21/2021
Duration of operations (months)	41		47.64		66	59	54
Dollar amount raised	$23,980,477		$48,255,622		$49,364,432	$21,384,982	$26,755,741
Annualized return on investment	34%		2.57%		10.78%	16.69%	16.71%
Median annual leverage	64%		60%		52%	47%	54%
Aggregate compensation paid or reimbursed to the Sponsor and its Affiliates	$2,573,855	(1)	$19,347,896	(2)	$3,034,414	$1,601,087	$1,282,438

(1)	Does not include Class B incentive fee payments from the disposition of the portfolio.
(2)	Does not include a non-interest bearing advance from the sponsor.

APPENDIX C: PRIOR PERFORMANCE TABLES

TABLE V

SALES OR DISPOSALS OF PROPERTY

The following table summarizes all sales or disposals of property by the prior programs with similar investment objectives to ours during the three-year period ended December 31, 2022.

Property	Date Acquired	Date of Sale	Cash received net of closing costs	Mortgage balance at time of sale	Purchase money mortgage taken back by program	Adjustments resulting from application of GAAP	Total	Original Mortgage Financing	Total acquisition cost, capital improvement, closing and soft costs	Total	Excess (deficiency) of property operating cash receipts over cash expenditures
Portfolio of 13 manufactured housing and recreational vehicle communities	5/24/2019	11/23/2021	$52,720,560	$34,775,821	—	—	$87,496,381	35,245,379	$20,961,736	$56,207,115	$4,615,262
Whispering Ridge	3/16/2015	1/21/2020	$7,829,709	—	—	—	$7,829,709	—	$20,330,118	$20,330,118	$2,240,171
Treasure Valley	4/21/2015	1/22/2020	$14,736,219	—	—	—	$14,736,219	—	$17,931,214	$17,931,214	$5,487,290
2727 Iowa	9/17/2015	1/8/2020	$14,495,684	—	—	—	$14,495,684	—	$21,020,674	$21,020,674	$5,604,601

IPC Alternative Real Estate Income Trust, Inc.

Maximum Offering of $1,250,000,000—Minimum Offering of $2,500,000

Common Stock

Prospectus

[•], 2023

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by IPC Alternative Real Estate Income Trust, Inc. and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Until [•], 2023 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as participating dealers.

PART II

Information Not Required in the Prospectus

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses to be incurred by Inland Private Capital Alternative Assets Fund, LLC (the “Company”, “we”, “our” or the “registrant”) in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission (the “SEC”) registration fee and the FINRA filing fee.

SEC registration fee	$137,750
FINRA filing fee	188,000
Legal	2,100,000
Printing and mailing	1,500,000
Accounting and tax	1,000,000
Blue sky	500,000
Advertising and Sales Literature	120,000
Due diligence	800,000
Technology	50,000
Escrow agent fees and expenses	15,000
Transfer agent fees and expenses	1,500,000
Issuer costs related to training and education meetings and retail conferences	2,300,000
Total	$10,210,750

Item 32. Sales to Special Parties.

We were capitalized through the purchase of [•] shares of our common stock by [•], an affiliate of Inland, for consideration of $[•] on [•].

Item 33. Recent Sales of Unregistered Securities.

The information set forth above under Item 32 is incorporated herein by reference. The offer and sale of shares to [•] described therein is claimed to be exempt from the registration provisions of the Securities Act pursuant to Section 4(a)(2) thereof in light of [•] status as a sponsor of the Company and an accredited investor.

Item 34. Indemnification of Directors, Officers and Others.

Prior to the commencement of this offering, the Company will convert to a Maryland corporation, amend its corporate governance documents and change its name to IPC Alternative Real Estate Income Trust, Inc. The disclosure below assumes these changes have already occurred.

Our organizational documents generally limit the personal liability of our stockholders, directors and officers for monetary damages and require us to indemnify and advance expenses to our directors, officers and the Advisor and any of its affiliates acting as our agent subject to the limitations of the NASAA REIT Guidelines and Maryland law. Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Maryland General Corporation Law (the “MGCL”) requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL allows directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established:

•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

In addition to the above limitations of the MGCL, our charter provides that our directors, the Advisor and its affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:

•	the indemnitee determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

•	the indemnitee was acting on our behalf or performing services for us;

•	in the case of affiliated directors, the Advisor or its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification; and

•	in the case of our independent directors, the liability or loss was not the result of gross negligence or willful misconduct by the party seeking indemnification.

In addition, any indemnification or any agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

Our charter also provides that we may not provide indemnification to a director, the Advisor or any affiliate of the Advisor for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or

•

a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Finally, our charter provides that we may pay or reimburse reasonable legal expenses and other costs incurred by our directors, the Advisor and its affiliates in advance of final disposition of a proceeding only if all of the following are satisfied:

•	the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•	the indemnitee provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification;

•

the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and

•

the indemnitee provides us with a written agreement to repay the amount paid or reimbursed, together with the applicable legal rate of interest thereon, if it is ultimately determined that he or she did not comply with the requisite standard of conduct and is not entitled to indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we would indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of his or her service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We also maintain a directors and officers insurance policy.

The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums, deductibles and other costs associated with such insurance or, to the extent any such loss is not covered by insurance, our payment of indemnified losses. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals; however, this provision does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit our stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

The SEC and certain state securities regulators take the position that indemnification against liabilities arising under the Securities Act and state securities laws is against public policy and unenforceable.

IPC Alternative Real Estate Operating Partnership, LP, a Delaware limited partnership of which we are the general partner, must also indemnify us and our directors and officers and other persons we may designate against damages and other liabilities in our capacity as general partner and in their capacity as directors and officers of the general partner.

Item 35. Treatment of Proceeds from Shares Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

1. Financial Statements.

See page F-1 for an index of the financial statements included in the registration statement.

2. Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-11, which Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(i)	The undersigned registrant hereby undertakes:

(A)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by section 10(a)(3) of the Securities Act.

(2)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(B)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(D)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than a registration statement relying on Rule 430B or other than a prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(E)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(F)

To send to each stockholder, at least on an annual basis, a detailed statement of any transactions with the Advisor or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the advisor or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(ii)	The registrant undertakes to provide to the stockholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

(iii)

The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement should disclose all compensation and fees received by the advisor and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period.

(iv)

The registrant undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the stockholders at least once each quarter after the distribution period of the offering has ended.

(v)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions and otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Index

Exhibit Number	Description

1.1**	Form of Dealer Manager Agreement

1.2**	Form of Participating Broker-Dealer Agreement

3.1*	Form of Articles of Incorporation

3.2*	Form of Bylaws

4.1*	Form of Distribution Reinvestment Plan (included in Appendix A to the prospectus)

4.2**	Form of Share Repurchase Plan

5.1**	Opinion of DLA Piper LLP (US) as to Legality of Securities

8.1**	Opinion of DLA Piper LLP (US) as to Tax Matters

10.1*	Form of Advisory Agreement

10.2**	Form of IPC Alternative Assets Operating Partnership, LP Partnership Agreement

10.3**	Form of Trademark License Agreement

10.4**	Form of Valuation Services Agreement

10.5**	Form of Indemnification Agreement

10.6**	Form of Escrow Agreement

21.1**	Subsidiaries of the Company

23.1**	Consent of Independent Registered Accounting Firm

23.3**	Consent of Independent Valuation Advisor

23.4**	Consent of DLA Piper LLP (US) (contained in its opinions filed as Exhibits 5.1 and 8.1)

24.1**	Power of Attorney (included in signature page to the Registration Statement)

107**	Filing fee table

*	Previously filed.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on [•], 2023.

Inland Private Capital Alternative Assets Fund, LLC

By:
Keith D. Lampi
President and Chief Executive Officer of Inland Private Capital Corporation, the sole member of IPC Alternative Assets Fund HoldCo, LLC, the sole member of the Registrant

POWER OF ATTORNEY

The undersigned person hereby severally constitutes [•] and [•] and each of them singly, his true and lawful attorneys with full power to them, and each of them singly, to sign for him and in his name in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any Registration Statement filed pursuant to Rule 462(b), and generally to do all such things in his name to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission, hereby ratifying and confirming his signature as it may be signed by his sad attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-11 has been signed by the following persons in the following capacities on [•], 2023.

Signature	Title

[•]	[•]